SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2006
Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X  Form 40-F
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No  X
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Science For A Better Life Annual Report 2005

Financial Calendar
2005 Annual Report Monday, March 6, 2006	Q2 2006 Interim Report Tuesday, August 1, 2006
Q1 2006 Interim Report Thursday, April 27, 2006	Q3 2006 Interim Report Tuesday, October 31, 2006
Annual Stockholders’ Meeting 2006 Friday, April 28, 2006	Annual Stockholders’ Meeting 2007 Friday, April 27, 2007
Payment of Dividend Tuesday, May 2, 2006	Payment of Dividend Monday, April 30, 2007

Operations Overview

Bayer
Strategic management in the Bayer Group is kept separate from everyday business activities. The subgroups and service companies operate independently under the leadership of the management holding company Bayer AG, which defines common values, goals and strategies for the entire enterprise and is headed by the four-member Group Management Board. The Corporate Center supports the Group Management Board in its tasks and also performs certain common functions for the subgroups.
Bayer HealthCare
Bayer HealthCare plays a major role in improving the health of people and animals by researching, developing, manufacturing and marketing innovative products for disease prevention, diagnosis and treatment. Following the merger of the Biological Products and Pharmaceuticals divisions to form a new organizational unit effective January 1, 2006, the activities of Bayer HealthCare are now organized in five divisions: Animal Health, Consumer Care, Diabetes Care, Diagnostics and Pharmaceuticals. The company’s Animal Health and Consumer Care divisions and its diagnostic systems hold leading positions on the world market.

Bayer HealthCare	2004	2005	Change
€ million			%
Net external sales	8,058	9,429	+ 17.0

Operating result [EBIT]	956	1,102	+ 15.3

Gross cash flow	943	1,138	+ 20.7

Net cash flow	1,053	1,351	+ 28.3

Capital expenditures	301	330	+ 9.6

Operating Result [EBIT] 2005
€ million
Bayer CropScience
Bayer CropScience is a global leader in crop protection and non-agricultural pest control. This company, with its highly effective products, pioneering innovations and keen customer focus, is aiming for further growth in the future. It is organized in three business groups – Crop Protection, Environmental Science and BioScience. Bayer CropScience markets a balanced range of crop protection products and is among the leading suppliers of insecticides, fungicides, herbicides and seed treatments. It has a strong presence in all regions of the world.

Bayer CropScience	2004	2005	Change
€ million			%
Net external sales	5,946	5,896	- 0.8

Operating result [EBIT]	492	690	+ 40.2

Gross cash flow	893	964	+ 8.0

Net cash flow	778	904	+ 16.2

Capital expenditures	209	201	- 3.8

Operating Result [EBIT] 2005
€ million

Bayer MaterialScience
Bayer MaterialScience is a renowned supplier of high-performance materials and innovative system solutions used in a wide range of products for everyday life. Products with leading positions on the world market account for a major share of sales. Principal customers are the automotive and construction industries, the electrical/electronics sector and manufacturers of sports and leisure articles, packaging and medical equipment. Operations comprise five business units: Coatings, Adhesives and Sealants; Polycarbonates; Polyurethanes; Thermoplastic Polyurethanes and Inorganic Basic Chemicals, along with two independent companies, H.C. Starck and Wolff Walsrode.

Bayer MaterialScience	2004	2005	Change
€ million			%
Net external sales	8,597	10,695	+ 24.4

Operating result [EBIT]	641	1,369	+ 113.6

Gross cash flow	884	1,402	+ 58.6

Net cash flow	498	1,388	+ 178.7

Capital expenditures	332	715	+ 115.4

Operating Result [EBIT] 2005
€ million
Bayer Business Services
Bayer Business Services is the Bayer Group’s international competence center for IT-based services. The company’s objective is to contribute lastingly to its customers’ value creation with high-performance solutions and new ideas. Its product offering is focused on four core areas: IT and telecommunications; procurement and logistics; human resources and executive personnel services; and finance and accounting. The service spectrum ranges from consultancy through the development and implementation of system solutions to the handling of entire business processes. For industry and public-sector customers, Bayer Business Services positions itself as a business process outsourcing partner; for Bayer, as a shared service center.
Bayer Technology Services
Bayer Technology Services, the technological backbone of the Bayer Group, is engaged in process development and in process and plant engineering, construction and optimization. This company also develops innovative technology platforms that contribute substantially to the efficiency of Bayer’s operating units. Bayer Technology Services offers integrated solutions throughout the life cycle of facilities, processes and products.
Bayer Industry Services
Bayer Industry Services is the operator of Germany’s largest chemical park, with sites at Leverkusen, Dormagen and Krefeld-Uerdingen. The company provides the foundation for the smooth operation of facilities at these sites, offering a customized service portfolio ranging from technology through environmental protection, waste management, utility supply, analytics, infrastructure, safety and security to vocational training and continuing education courses. Bayer Industry Services also markets fully developed land and buildings to companies interested in setting up operations within the chemical park.

Working to Create Value through Innovation and Growth
Bayer is a global enterprise with core competencies in the fields of health care, nutrition and high-tech materials. Our products and services are designed to benefit people and improve their quality of life. At the same time we want to create value through innovation, growth and improved earning power.
We have successfully reorganized the Bayer Group and further streamlined our portfolio to create a new Bayer that is focused on its corporate strengths, its customers and the markets of the future. To help us achieve this goal, we carried out a strategic realignment that concentrates our activities in three high-potential, agile subgroups with largely independent operations: HealthCare, CropScience and MaterialScience, supported by three service companies. Our operating companies give us the access we need to the growth markets of the future.
As an inventor company, we plan to continue setting trends in research-intensive areas. Innovation is the foundation for competitiveness and growth, and thus for our company’s success in the future.
We believe our technical and commercial expertise entails a duty to contribute to sustainable development – a principle we wholeheartedly endorse, mindful of its social, ethical and environmental elements. In awareness of our responsibilities as a corporate citizen, we define economy, ecology and social commitment as objectives of equal rank.
We seek to retain society’s confidence through performance, flexibility and open communication as we work in pursuit of our overriding corporate goals: to steadily create corporate value and generate high value-added for the benefit of our stockholders, our employees and the community in every country in which we operate.

Science For A Better Life

2   Contents
Bayer: Science For A Better Life

Products and services that benefit people and improve the quality of their lives – that’s what the slogan “Bayer: Science For A Better Life” stands for. The examples from the HealthCare, CropScience and MaterialScience subgroups presented in this Annual Report illustrate the true meaning of this slogan. The articles feature testimony both from our customers and from our own research and development experts. As you browse through these pages, you’ll also learn more about Bayer’s innovative products and research activities. Three examples of customer focus and innovation. Three products representing countless others. Three solutions from the inventor company Bayer.

BAYER HEALTHCARE “Aspirin, long hailed as a wonder drug, is constantly opening up new possibilities and indications,” says Dr. Gisela Latta (photo), Senior Science Manager for Bayer HealthCare’s Consumer Care Division. Of particular note according to Latta is the drug’s highly successful use in the prevention of secondary heart attack and stroke, because in this way it can extend lives – including potentially that of Angelika Franz, who suffers from heart disease.

Read more on page 10

BAYER CROPSCIENCE In the cotton seed business, customer satisfaction has a lot to do with harvest yields as well as product quality. Dr. Tony Arioli and Dr. Stephan Soyka (photo, from left), scientists at Bayer CropScience, are well aware of this as they further develop the highly successful cotton seed FiberMax®. Using the latest biotechnological methods, they are working to ensure that FiberMax® continues to deliver value well beyond many growers’ expectations. Says U.S. cotton farmer Jerry Mimms: “FiberMax enables me to compete in cotton production today.”

Read more on page 64

BAYER MATERIALSCIENCE Its name is doubly true: the new soccer ball from adidas is called +Teamgeist™ – “Team Spirit” – and it’s designed to help the best eleven win the World Cup. Winning a game is of course a team effort – and so was the development of a ball like this one, as global key account manager Dr. Thorsten Bestvater (left) and Thomas Michaelis of Bayer MaterialScience can readily testify. Bayer Leverkusen soccer player Bernd Schneider is positive in his assessment: “This ball is a boon to everyone on the team.”

Read more on page 192

Contents   3

4	Chairman’s Letter
8	Board of Management

	Management Report
14	Overview of Sales, Earnings and Financial Position	32 33	Earnings Performance Asset and Capital Structure	50 58	Risk Management Subsequent Events
16	Operating Environment in 2005	35	Proposal for Distribution of the Profit	59	Future Perspectives
17	Performance by Subgroup and Segment	35 37	Employees Procurement and Distribution	59 60	Economic Outlook Business Strategy
26	Performance by Region	39	Research and Development	62	Objectives for 2006
27	Value Management	46	Sustainable Development
29	Liquidity and Capital Resources	49	Corporate Social Responsibility

68	Investor Information
72	Corporate Governance

	Consolidated Financial Statements of the Bayer Group		Notes to the Consolidated Financial Statements of the Bayer Group	77	Detailed Table of Contents for the Consolidated Financial Statements
78	Management’s Statement of Responsibility for Financial Reporting	84	Key Data by Segment and Region
79	Independent Auditor’s Report	121	Notes to the Statements of Income
80	Consolidated Statements of Income	131	Notes to the Balance Sheets
81	Consolidated Balance Sheets	184	Notes to the Statements of Cash Flows
82	Consolidated Statements of Cash Flows
83	Consolidated Statements of Recognized Income and Expense

189	Report of the Supervisory Board

	Further Information
196	Bayer News
200	Awards
202	Governance Bodies
205	Organization Chart
206	Group Leadership Circle
209	Glossary
213	Index
216	Masthead

4 Chairman’s Letter	Bayer Annual Report 2005
“Our efforts have paid off”
Dear Stockholders:
I look back on 2005 with the greatest satisfaction I have felt since becoming Chairman. Last year was among the most successful in Bayer’s history. We had forecasted a 20 percent rise in earnings, but actually far exceeded those expectations, ending 2005 with underlying EBIT up 56 percent from the previous year, at €3.3 billion.
Our underlying EBITDA margin of 18.6 percent already put us very close to our 2006 target of 19 percent, a year ahead of schedule.
The other key data also underscore our focus on growth:
•	Sales rose 18 percent to €27.4 billion

•	Net income jumped 133 percent to €1.6 billion

•	Net cash flow advanced 57 percent to €3.5 billion

•	Cash flow return on investment (CFROI) reached the record level of 12.4 percent
That last number is particularly important for me. It means we have created substantial value for you, our stockholders.
We are pleased that the capital market is rewarding our success. With a 51 percent increase in the share price in 2005, Bayer was among the best-performing equities in the German stock index DAX. Our market capitalization rose by €8.7 billion in the space of twelve months.
All this clearly illustrates that our strategic realignment toward innovation and growth has lastingly improved the Bayer Group’s performance capability.
We made further progress last year not only operationally, but also strategically – from the LANXESS spin-off through the successful integration of the Roche consumer health business to the repositioning of our Pharmaceuticals Division.
We completed the most extensive restructuring process in Bayer’s history within an extremely short period, the final step in that process being the successful listing of LANXESS on the stock market early in the year. The strong upward trend in the price of both companies’ shares shows that we made the right decisions.
Our new strategy not only laid the foundation for a successful 2005, but has also put the entire enterprise on track for the future.
Let me start with Bayer HealthCare – Germany’s biggest health care company, with sales of €9.4 billion. We gave this subgroup a new focus, and it fared outstandingly last year. The aim is to continue matching or outpacing market growth in all areas.

Bayer Annual Report 2005	Chairman’s Letter 5
The Pharmaceuticals Division has a new identity, with a stronger concentration on the specialties business and on a restructured and optimized primary care business. The division’s performance in recent months has been very encouraging.
Our specialty products, including in particular the biotechnologically manufactured hemophilia drug Kogenate, have considerable growth potential. We believe our new cancer drug, Nexavar, could eventually exceed €1 billion in annual sales. The same applies to our oral antithrombotic Factor Xa inhibitor, which entered phase III clinical testing at the end of 2005 for the prevention of venous thromboembolism. Our Pharmaceuticals Division also has twelve projects in phase I trials and another eleven in preclinical development. We plan to further support the business with external growth, for example through inlicensing.
We have strengthened the other parts of the HealthCare subgroup as well. Following the acquisition of the Roche consumer health activities, our Consumer Care Division is now among the world’s top three suppliers in the self-medication business. The newly acquired products Bepanthen, Rennie and Supradyn have performed particularly well, bringing us a significant step closer to our goal of becoming the leading supplier in this segment. We integrated the acquisition more quickly than we had previously thought possible.
And the other HealthCare divisions – Animal Health, Diagnostics and Diabetes Care – also hold strong positions in their respective markets. We plan to expand all of these businesses faster than the market average.

6 Chairman’s Letter	Bayer Annual Report 2005
We continue to see considerable potential at Bayer CropScience. This company is the world market leader in conventional crop protection and in the environmental science and seed treatment businesses. While it is on the right track in terms of performance, we have not yet reached our goal. We nevertheless believe that we can set the industry standard in the medium term.
In a market characterized by only moderate expansion, we consider our own innovative capability to be the main factor for organic growth in this area. The years since 2000 have seen the launch of sixteen new active ingredients. Including ten further substances that we plan to introduce by 2011, we anticipate total sales potential of up to €2 billion from our CropScience pipeline. We also expect to achieve faster-than-average growth through the expansion of our environmental science, seed treatment and plant biotechnology franchises.
Regarding MaterialScience, we remain in confident mood following a record-breaking year. This subgroup is a global leader in terms of market positions and technologies, occupying first place in both polyurethanes and coating raw materials, and the number two slot in polycarbonates. We envisage a major opportunity in the development of the Asian markets, and therefore plan to invest about US$1.8 billion in world-scale polymer facilities in China alone through 2009.
At MaterialScience, too, we are pursuing a strategy of growth through innovation. Some 20 percent of this subgroup’s total revenues already come from new products and applications introduced within the past five years, and that ratio is set to increase.
To expedite growth and foster a high level of innovation in the future, we have earmarked €1.5 billion for capital expenditures on property, plant and equipment this year and, as in 2005, we plan to spend roughly €1.9 billion on research and development. This is by far the largest research budget of any chemical and pharmaceutical company in Germany.
To further support the innovation process, we have launched a global initiative named “Triple-i” – the three i’s standing for inspiration, ideas and innovation. The initiative is designed to boost our employees’ willingness and ability to submit creative ideas and suggestions for consideration and possible commercialization by units of the Bayer Group. To this end a special innovation support procedure has been developed. The first part of the money to be made available under this program will go for our project to manufacture plant-based pharmaceutical active ingredients.
I firmly believe that innovation and growth are the key success factors in the globalized business arena, and I am therefore certain that our realignment has paved the way to a bright future for our company.
The efforts we put into restructuring the Bayer Group have paid off. Since the beginning of 2003, we have steadily improved year-on-year earnings before special items – our actual operating performance – in twelve consecutive quarters.

Bayer Annual Report 2005	Chairman’s Letter 7
Of course we want you, our stockholders, to benefit from our economic success. We therefore propose to raise the dividend for 2005 by more than 70 percent to €0.95.
And what do we have planned for the current year?
We aim to continue expanding and to further improve our operating performance. Our goal is to grow with, or faster than, all of our markets, and to achieve total Group sales in excess of €28 billion.
We are targeting a small further improvement in underlying EBIT and underlying EBITDA, and thus a record earnings level.
While we remain oriented toward profitability, I am also personally committed to ensuring that Bayer embraces the principle of good corporate citizenship. For example, we are involved in more than 300 social responsibility projects worldwide – from initiatives to combat hunger in Brazil through our joint environmental efforts with the United Nations to the fight against AIDS and sleeping sickness in Africa. We play a pioneering role in such activities throughout the world, and intend to expand that role in the future.
My colleagues and I on the Board of Management would like to thank you for the trust you have placed in Bayer. Our special thanks also go to our employees. Together, we have achieved a great deal over the past year. I am very pleased that the broad majority of respondents to our most recent managerial employees’ survey said they are proud to work for Bayer. I agree with them: we can all be proud that we have put Bayer back on track following difficult years of reorganization and realignment.
We will continue to work very hard to remain on the successful course we have set for our company, at the same time helping to sustainably improve people’s health, nutrition and quality of life through our products – true to the slogan we chose for our new mission statement: “Bayer: Science For A Better Life.”
Sincerely,
/s/ Werner Wenning

8 Board of Management	Bayer Annual Report 2005
DR. RICHARD POTT
The member responsible for Strategy and Human Resources and the North, Central and South America regions, Dr. Richard Pott is also Bayer AG’s Labor Director. Born in 1953, Richard Pott studied physics at the University of Cologne, Germany, where he also obtained his doctorate. In 1984 he joined the company’s Central Research Division. After holding various positions in the Corporate Staff Division he became Head of the former Specialty Products Business Group in 1999. Pott was appointed to the Bayer AG Board of Management in May 2002.
WERNER WENNING
Chairman of the Bayer AG Board of Management since April 2002. Born in 1946, Werner Wenning joined the company in 1966 as a commercial trainee. He held a number of positions with Bayer in Germany and abroad, serving as managing director of Bayer subsidiaries in Peru and Spain and later as Head of the Corporate Planning and Controlling Division. Wenning was appointed to the Board of Management as Chief Financial Officer in February 1997. Since September 2005 he has also been President of the German Chemical Industry Association.
KLAUS KÜHN
Chief Financial Officer and responsible for the Europe, Africa and Middle East regions. Born in 1952, Klaus Kühn studied mathematics and physics at the Technical University of Berlin, Germany, gaining a mathematics degree in 1978. He also studied in the United States, where he obtained a Master of Business Administration degree. Kühn joined Bayer in 1998 as Head of the Finance Section, and shortly afterwards was made Head of the Group Finance Division. He was appointed to the Bayer AG Board of Management in May 2002.
DR. UDO OELS
Responsible for Innovation, Technology and Environment and the Asia region. Born in 1944, Udo Oels studied chemistry at the Technical University of Hanover, Germany. He joined Bayer AG as a research chemist in 1976 and held a number of positions with Bayer in Germany and abroad, including those of polycarbonate production manager at the Bayer site in Baytown, Texas, and Head of Research and later General Manager of the former Organic Chemicals Business Group. Oels was appointed to the Bayer AG Board of Management in February 1996.
Dr. Wolfgang Plischke was appointed to the Bayer AG Board of Management effective March 1, 2006.

Bayer Annual Report 2005	Board of Management 9

10 Bayer HealthCare	Bayer Annual Report 2005

Bayer Annual Report 2005	Bayer: Science For A Better Life 11

12 Bayer HealthCare	Bayer Annual Report 2005
What started out as a simple remedy to alleviate the symptoms of rheumatism has since become one of the world’s best-known medicines. And the unparalleled career of acetylsalicylic acid is far from over. Almost every day there are reports of new potential indications and mechanisms of action.
An outstanding example is in the area of heart attack and stroke prophylaxis. For secondary prevention, scientists at Bayer HealthCare developed Aspirin® Cardio, a low-dosage tablet that is resistant to gastric juices and releases the active ingredient gradually.
The product is currently showing growth rates of up to 30 percent. In Switzerland, where it was first launched, Aspirin® Cardio now holds a significant share in the market, and in Japan, too, it is the market leader in its segment. Aspirin® Cardio is approved in more than 35 countries – from Argentina to Taiwan – for reducing the risk of secondary heart attack or stroke.
However, extending the life cycles of established medicines through selective post-marketing development is only one factor in the company’s commercial achievements. About half of Bayer’s research expenditures are currently made to develop new health care products – and with great success.
At the end of 2005, Bayer HealthCare was granted marketing authorization in the United States for Nexavar®, a new medicine to treat advanced kidney cancer. Nexavar® is expected to be approved in Europe in the second half of 2006 (see cover picture caption), and Bayer plans to develop the active ingredient for the therapy of other tumors as well. The product is considered to have “blockbuster” potential, which means it could achieve total annual sales of over €1 billion. A new oral drug to prevent and treat thromboembolic diseases is believed to have similar potential. This substance is currently in phase III clinical testing for a once-daily dose.
Bayer is also optimistic for its early-stage development candidates. Three of these projects are expected to be transferred to phase III clinical testing by the end of 2006.

Bayer Annual Report 2005	Bayer: Science For A Better Life 13

14 Management Report	Bayer Annual Report 2005
New strategic alignment pays off
2005 a successful year for Bayer
•	Strong growth: sales increase 18 percent to €27.4 billion

•	EBIT before special items advances 56 percent to €3.3 billion

•	Group net income jumps from €0.7 billion to €1.6 billion

•	Strong cash flow performance – return on capital at record level

•	Growth continues unabated in the fourth quarter

•	Dividend of €0.95 per share proposed (+ 73 percent)

•	Further performance improvement targeted for 2006
Overview of Sales, Earnings and Financial Position
Bayer had an extremely successful year in 2005. We made significant gains in our key indicators, including sales, earnings and cash flow performance. Our return on capital (CFROI) was at a record level. The strategic realignment toward innovation and growth has fundamentally improved the Group’s operating performance and earning power. Our cost-containment and efficiency programs have boosted profitability.

Change in Sales	2004	2005
%
Total	+ 4	+ 18

Volumes	+ 8	+ 1

Prices	+ 1	+ 7

Exchange rates	- 4	+ 1

Portfolio changes	- 1	+ 9

Sales of the Bayer Group rose by 17.6 percent year on year to €27,383 million. Growth was chiefly attributable to the HealthCare and MaterialScience subgroups, where sales advanced by 17.0 percent and 24.4 percent, respectively. CropScience sales remained at the previous year’s level, largely because of difficult market conditions in Brazil. Adjusted for the effects of currency and portfolio changes, Group sales rose by 7.5 percent. The portfolio effects mainly relate to the consumer health business acquired from Roche and sales to LANXESS following its spin-off from Bayer.
The positive business trend led to a considerable improvement in the operating result. EBIT before special items climbed by 55.9 percent to €3,300 million (2004: €2,117 million). All three subgroups contributed to this increase. The largest EBIT contributions came from MaterialScience (€1,404 million) and HealthCare (€1,319 million). While the exceptionally strong growth in EBIT at MaterialScience (+ 110.2 percent) resulted largely from selling price increases, the improvement at HealthCare (+ 26.9 percent) was driven primarily by the fast-growing pharmaceuticals business and a very strong performance by the newly acquired products of the Consumer Care Division. At Crop-Science, where EBIT advanced by 31.2 percent to €685 million, the main positive effect came from the absence of goodwill amortization.
EBITDA before special items moved ahead by 24.9 percent to €5,082 million (2004: €4,069 million), yielding an underlying EBITDA margin of 18.6 percent in 2005 that fell only slightly short of the target for 2006.
There were, however, a number of special items that diminished EBIT by €488 million on aggregate, compared with net special charges of €242 million in the prior year. The special charges in 2005 included, in particular, €336 million relat-

Bayer Annual Report 2005	Management Report 15
ed to antitrust proceedings in the polymers field, €105 million in litigation-related charges at Bayer HealthCare, €106 million in expenses arising from the termination of the co-promotion agreement for Levitra® outside the United States, and €71 million for the integration of the acquired consumer health business. Total charges of €127 million were taken for restructuring measures in all subgroups. Chief among the positive special items that partially offset these charges was a one-time net gain of €283 million from changes in our pension systems in the United States and Germany.
EBIT after special items improved in 2005 by 50.0 percent to €2,812 million (2004: €1,875 million). EBITDA rose by 21.2 percent year on year to €4,647 million (2004: €3,834 million).
After a non-operating result of minus €613 million, pre-tax income climbed by 80.0 percent to €2,199 million. After tax expense of €641 million and minority stockholders’ interest, net income of the Bayer Group rose by €912 million to €1,597 million. Earnings per share thus improved from €0.94 to €2.19.
The growth in earnings in 2005 was also reflected in the gross cash flow, which advanced by 20.5 percent to €3,477 million (2004: €2,885 million). Net cash flow rose even more strongly, gaining 56.6 percent to €3,542 million.
Thanks to the higher cash flow, the increase in net debt at the beginning of the year due to the acquisition of the Roche consumer health business had been largely offset by year end. Net debt from continuing operations came to €5,494 million on December 31, 2005, exceeding the prior-year figure of €4,891 million by €603 million.
Cash flow return on investment (CFROI) – at 12.4 percent – was at a record level. We thus exceeded our internal hurdle for capital costs including reproduction by 2.7 percentage points, or €823 million, creating substantial additional value for our stockholders.
Our success in 2005 as a whole was also bolstered by a continuing positive business trend in the fourth quarter, the strongest quarter of 2005 in terms of sales. Business expanded by 16.1 percent year on year to €7,095 million thanks to major expansion in HealthCare (+ 24.0 percent) and continued dynamic growth in MaterialScience (+ 15.7 percent). CropScience sales dipped due to low business volumes in Brazil.
EBIT before special items climbed by 54.5 percent from the final quarter of 2004, to €615 million, even after a significant increase in marketing expenditures, particularly at Bayer HealthCare, to support future growth. After special items, which mainly included €322 million related to antitrust proceedings in the polymers field, €26 million in litigation-related charges in HealthCare and €20 million in integration costs for the consumer health business, EBIT fell by 44.3 percent to €192 million. Net cash flow increased by 51.7 percent to €1,315 million, partly as a result of a substantial decline in working capital in all subgroups, particularly MaterialScience.

16 Management Report	Bayer Annual Report 2005
Operating Environment in 2005
The global economy continued to grow strongly in 2005. Following a slight downswing in the second quarter, rapid expansion continued for the remainder of the year. Several sharp rises in the price of oil, particularly in the first half of the year, failed to impair the positive underlying trend. The world’s two major growth engines, the United States and China, once again performed very well, stimulating other countries’ economies with their thirst for imports. The business environment in the industrialized countries was further buoyed by favorable monetary conditions.
The pace of growth in the United States was practically undiminished in spite of adverse monetary and fiscal factors, and the hurricanes in the fall only temporarily impacted the economy. With the trade balance providing hardly any growth impetus, the economy was supported mainly by robust domestic demand. Higher corporate earnings triggered brisk investment activity.
Economic development in Europe was considerably more restrained. The euro zone fell behind the other major regions in terms of growth, although the economy picked up somewhat in the last few months of the year thanks to increasing domestic demand and a positive trade balance. Expansion was hampered by the high price of oil, the main effect of which was to hold back consumer demand. The moderate rise in output was solely the result of high demand for exports. While consumer sentiment remained downbeat, industry confidence rose toward year end and the overall economic outlook became a little brighter.
The Japanese economy continued to expand at a moderate rate during the year. The upswing was reinforced in the first half by the effects of positive political indicators on private consumption, and also by brisk export demand. Corporate investment also continued to increase in light of improved sales and earnings forecasts and high replacement demand. While economic activity had slowed somewhat by the end of the year, the overall trend remained positive.
Outside of the industrialized countries, production continued to expand steadily in 2005, if not quite as briskly as in the previous year. The Asian threshold economies developed well. Most of the major Asian countries registered strong growth in exports, with domestic demand also picking up. China continued to forge ahead thanks to higher exports and brisk domestic demand. Even the steps taken by the government to cool the economy have had little effect so far.
The economies of Latin America continued to grow thanks to relatively high raw material prices, although the upswing lost some of its momentum. This growth was driven primarily by raw material exports. Domestic demand picked up, contributing to the favorable overall picture.

Bayer Annual Report 2005	Management Report 17
Performance by Subgroup and Segment
Our realigned business activities are grouped into the HealthCare, CropScience and MaterialScience subgroups. In view of the portfolio changes that took place in the Bayer Group at the beginning of 2005, including in particular the spin-off of LANXESS and the acquisition of the Roche consumer health (OTC) business, we altered the presentation of our segment reporting at the beginning of the first quarter of 2005 as shown below: (see also Note 6 to the financial statements on page 110 ff.).
In accordance with the new requirements of the International Financial Reporting Standards (IFRS), the information in this annual report relates primarily to continuing operations.

Sales by Subgroup and Segment		2004	2004 share	2005	2005 share
			of Group		of Group
€ million			%		%
HealthCare		8,058	35	9,429	34

	Pharmaceuticals, Biological Products	3,961	17	4,067	15

	Consumer Care	1,336	6	2,355	8

	Diabetes Care, Diagnostics	1,975	9	2,151	8

	Animal Health	786	3	856	3

CropScience		5,946	25	5,896	22

	Crop Protection	4,957	21	4,874	18

	Environmental Science, BioScience	989	4	1,022	4

MaterialScience		8,597	37	10,695	39

	Materials	3,248	14	4,086	15

	Systems	5,349	23	6,609	24

Reconciliation		677	3	1,363	5

Bayer Group	Continuing operations	23,278	100	27,383	100

18 Management Report	Bayer Annual Report 2005
Bayer HealthCare
Sales of the Bayer HealthCare subgroup rose by 17.0 percent from the previous year, to €9,429 million. Growth was attributable mainly to the consumer health business acquired from Roche, which contributed €1,061 million to revenues. Adjusted for currency effects and portfolio changes, sales were up by 2.9 percent year on year, despite the significant decline in sales of Cipro® following the expiration of its U.S. patent.
EBIT came to €1,102 million, which was €146 million, or 15.3 percent, more than in the previous year. A number of special items diminished earnings by €217 million on aggregate. This figure includes in particular charges relating to the transfer of co-promotion rights for Levitra® back to Bayer, litigation-related expenses, and the cost of integrating the acquired OTC business. These charges were partially offset by a one-time gain from changes in our pension plans. EBIT before special items advanced by €280 million, or 26.9 percent, to €1,319 million.

Bayer HealthCare	2004	2005	Change
€ million			%
Sales	8,058	9,429	+ 17.0

EBITDA*	1,392	1,612	+ 15.8

Operating result [EBIT]	956	1,102	+ 15.3

of which special items	(83)	(217)

Gross cash flow*	943	1,138	+ 20.7

Net cash flow*	1,053	1,351	+ 28.3

*	for definition see Bayer Group Key Data on front flap

Best-Selling Bayer HealthCare Products	2004	2005		Change
€ million				%
Ascensia® product line (Diabetes Care)	627	701		+ 11.8

Kogenate® (Biological Products)	563	663		+ 17.8

Adalat® (Pharmaceuticals)	670	659		- 1.6

Aspirin® (Consumer Care/Pharmaceuticals)	601	630		+ 4.8

Ciprobay®/Cipro® (Pharmaceuticals)	837	525		- 37.3

Advia Centaur® system (Diagnostics)	441	512		+ 16.1

Avalox®/Avelox® (Pharmaceuticals)	318	364		+ 14.5

Glucobay® (Pharmaceuticals)	278	295		+ 6.1

Levitra® (Pharmaceuticals)	193	260		+ 34.7

Advantage®/Advantix® (Animal Health)	206	249		+ 20.9

Trasylol® (Pharmaceuticals)	171	230		+ 34.5

Aleve®/naproxen (Consumer Care)	90	178	*	+ 97.8

Baytril® (Animal Health)	160	163		+ 1.9

Rapidlab®/Rapidpoint® (Diagnostics)	153	163		+ 6.5

Clinitek® Urinalysis (Diagnostics)	147	152		+ 3.4

Total	5,455	5,744		+ 5.3

Proportion of Bayer HealthCare sales	68%	61%

*	sales after acquisition of the remaining interest in our U.S. joint venture

Bayer Annual Report 2005	Management Report 19
Pharmaceuticals, Biological Products
Sales of the Pharmaceuticals, Biological Products segment rose by €106 million, or 2.7 percent, to €4,067 million.
Sales of the Pharmaceuticals Division receded by €58 million, or 1.8 percent, to €3,108 million. In our U.S. specialties business we achieved pleasing growth in sales of Trasylol®. Outside the United States, Avelox® and Levitra® made strong gains in the market. This enabled us to partly offset a €312 million decline in U.S. sales due to expiration of the patent on our anti-infective Cipro® and the marketing of our primary care products in the United States by Schering-Plough.
In the Biological Products Division, sales rose by €164 million year on year to €959 million. Kogenate® made encouraging sales gains, particularly in Europe and the United States, totaling €100 million. In Europe and Canada, we benefited from the successful market introduction of our BioSet® delivery device for more convenient infusion.
EBIT of the Pharmaceuticals, Biological Products segment moved ahead by €76 million year on year to €475 million, after net special charges of €140 million. Adjusted for special items, EBIT rose by 36.1 percent to €615 million, mainly because of improved cost structures and the growth in sales.
Consumer Care
Sales of the Consumer Care segment climbed by 76.3 percent to €2,355 million. The integration of the OTC business acquired from Roche went even better than expected. A very positive performance

Pharmaceuticals, Biological Products	2004	2005	Change
€ million			%
Sales	3,961	4,067	+ 2.7

Pharmaceuticals	3,166	3,108	- 1.8

Biological Products	795	959	+ 20.6

EBITDA*	573	663	+ 15.7

Operating result [EBIT]	399	475	+ 19.0

of which special items	(53)	(140)

Gross cash flow*	386	449	+ 16.3

Net cash flow*	261	481	+ 84.3

Consumer Care	2004	2005	Change
€ million			%
Sales	1,336	2,355	+ 76.3

EBITDA*	252	294	+ 16.7

Operating result [EBIT]	183	174	- 4.9

of which special items	(30)	(118)

Gross cash flow*	161	223	+ 38.5

Net cash flow*	279	323	+ 15.8

*	for definition see Bayer Group Key Data on front flap

20 Management Report	Bayer Annual Report 2005
was recorded by products such as Bepanthen®/ Bepanthol® (+ 18.8 percent), Rennie® (+ 7.2 percent) and Supradyn® (+ 19.0 percent), with the newly acquired business accounting for sales of €1,061 million.
EBIT of the Consumer Care segment fell by €9 million, or 4.9 percent, to €174 million. This was after the effect of acquiring inventories from Roche at selling prices, which diminished margins by €57 million. Earnings were diminished by a total of €118 million in special charges related to the integration of the business acquired from Roche and by litigation-related expenses. EBIT before special items climbed by 37.1 percent to €292 million, with a major earnings contribution coming from the newly acquired OTC business.
Diabetes Care, Diagnostics
Sales of the Diabetes Care, Diagnostics segment grew by €176 million, or 8.9 percent, to €2,151 million.
In the Diabetes Care Division, sales advanced by 10.0 percent to €718 million as a result of strong growth in Europe. Sales of the Diagnostics Division rose by 8.4 percent to €1,433 million, thanks mainly to our Advia Centaur® laboratory testing systems.
EBIT of the segment improved by €57 million to €274 million, including net special gains of €34 million. EBIT before special items rose by €23 million, or 10.6 percent, to €240 million.
Animal Health
Sales of the Animal Health segment rose by a gratifying 8.9 percent, to €856 million, the increase being mainly the result of a strong performance by our Advantage® product line in the United States. Also contributing to growth were the market introductions of our parasiticides Advocate® in Europe and Canada, and Profender® in Europe.
EBIT of the Animal Health segment advanced by €22 million, or 14.0 percent, from the previous year to €179 million. Before special gains of €7 million, EBIT improved by 9.6 percent to €172 million.

Diabetes Care, Diagnostics	2004	2005	Change
€ million			%
Sales	1,975	2,151	+ 8.9

Diabetes Care	653	718	+ 10.0

Diagnostics	1,322	1,433	+ 8.4

EBITDA*	387	452	+ 16.8

Operating result [EBIT)	217	274	+ 26.3

of which special items	0	34

Gross cash flow*	287	320	+ 11.5

Net cash flow*	388	373	- 3.9

Animal Health	2004	2005	Change
€ million			%
Sales	786	856	+ 8.9

EBITDA*	180	203	+ 12.8

Operating result [EBIT]	157	179	+ 14.0

of which special items	0	7

Gross cash flow*	109	146	+ 33.9

Net cash flow*	125	174	+ 39.2

*	for definition see Bayer Group Key Data on front flap

Bayer Annual Report 2005	Management Report 21
Bayer CropScience
Sales of the Bayer CropScience subgroup, at €5,896 million, were about level with the previous year. Adjusted for currency and portfolio changes, business was down by 4.2 percent. The lower sales in Crop Protection were partly offset by growth in the Environmental Science, BioScience segment.
EBIT advanced by 40.2 percent to €690 million. Before special items, EBIT rose by €163 million to €685 million. This was due to the absence of the €134 million in goodwill amortization charges taken in 2004 and improved operating efficiencies in the Environmental Science, BioScience segment.

Bayer CropScience	2004	2005	Change
€ million			%
Sales	5,946	5,896	- 0.8

EBITDA*	1,219	1,284	+ 5.3

Operating result [EBIT]	492	690	+ 40.2

of which special items	(30)	5

Gross cash flow*	893	964	+ 8.0

Net cash flow*	778	904	+ 16.2

*	for definition see Bayer Group Key Data on front flap

Best-Selling Bayer CropScience Products*	2004	2005	Change
€ million			%
Confidor®/Gaucho®/Admire® /Merit® (Insecticides/Seed Treatment/Environmental Science)	603	587	- 2.7

Folicur®/Raxil® (Fungicides/Seed Treatment)	411	339	- 17.5

Basta®/Liberty® (Herbicides)	197	219	+ 11.2

Puma® (Herbicides)	227	205	- 9.7

Flint®/Stratego®/Sphere® (Fungicides )	240	193	- 19.6

Decis®/K-Othrine® (Insecticides/Environmental Science)	172	159	- 7.6

Atlantis® (Herbicides)	97	142	+ 46.4

Betanal® (Herbicides)	144	128	- 11.1

Fenikan® (Herbicides)	118	119	+ 0.8

Poncho® (Seed Treatment)	57	110	+ 93.0

Total	2,266	2,201	- 2.9

Proportion of Bayer CropScience sales	38%	37%

*	Figures are based on active ingredient class. For the sake of clarity, only the principal brands and business units are listed.

22 Management Report	Bayer Annual Report 2005
Crop Protection
Sales in the Crop Protection segment dipped by 1.7 percent from the prior year, to €4,874 million.
In the Insecticides business unit, business was down by 4.9 percent to €1,311 million. The continuing drought in southern Europe, Brazil and Australia led to lower sales of some products. Business was also hampered by significantly lower pest infestation, particularly in Asia. We successfully launched another substance from the ketoenols class under the tradename Oberon® in important markets such as the United States and the Netherlands.
Sales in the Fungicides business unit declined by 2.3 percent to €1,248 million. Although Asian rust, a disease of soybeans, persisted in large areas of Brazil, business with our Flint® and Folicur® fungicides shrank considerably due to the extremely long drought in the south of the country and its effects on the farm economy. Sales of our Proline® family of cereal fungicides rose strongly throughout Europe in the second year following their launch.
The Herbicides business unit recorded sales of €1,840 million, which was just 0.8 percent below the previous year. While business was hurt by adverse weather conditions in southern Europe, our new products Atlantis®, Hussar®, MaisTer® and Olympus® made very good progress, their sales increasing by more than 16 percent on aggregate. Basta®/Liberty® also posted strong gains, particularly in North America.
Sales of the Seed Treatment business unit rose by 6.3 percent to €475 million, largely due to the 2004 acquisition of the remaining 50 percent interest in Gustafson. Significant gains for the seed treatment Poncho® more than offset lower sales of fungicidal seed treatment formulations.

Crop Protection	2004	2005	Change
€ million			%
Sales	4,957	4,874	- 1.7

Insecticides	1,378	1,311	- 4.9

Fungicides	1,277	1,248	- 2.3

Herbicides	1,855	1,840	- 0.8

Seed Treatment	447	475	+ 6.3

EBITDA*	978	1,026	+ 4.9

Operating result [EBIT]	386	532	+ 37.8

of which special items	(42)	7

Gross cash flow*	739	762	+ 3.1

Net cash flow*	637	699	+ 9.7

*	for definition see Bayer Group Key Data on front flap

Bayer Annual Report 2005	Management Report 23
EBIT of the Crop Protection segment grew by €146 million, or 37.8 percent, to €532 million. Before special items, EBIT advanced by €97 million to €525 million. The earnings improvement was due to the absence of goodwill amortization.
Environmental Science, BioScience
Sales of the Environmental Science, BioScience segment rose by 3.3 percent in 2005 to €1,022 million.
The Environmental Science Business Group saw business expand by 2.4 percent to €694 million, due in part to higher sales of Premise® (insecticide), Revolver® (herbicide) and K-O Tab® for vector control. Sales of Consumer Products held steady year on year.
In the BioScience Business Group, sales advanced by 5.5 percent to €328 million, the main contributions to growth coming from InVigor® (canola seed) in North America, FiberMax® (cotton seed) in the United States and Europe, and the vegetable seeds business.
EBIT of the Environmental Science, BioScience segment improved by €52 million to €158 million. EBIT before special items climbed by €66 million, or 70.2 percent, from the prior year. Earnings growth was bolstered by strong sales of Professional Products and the absence of goodwill amortization.

Environmental Science, BioScience	2004	2005	Change
€ million			%
Sales	989	1,022	+ 3.3

Environmental Science	678	694	+ 2.4

BioScience	311	328	+ 5.5

EBITDA*	241	258	+ 7.1

Operating result [EBIT]	106	158	+ 49.1

of which special items	12	(2)

Gross cash flow*	154	202	+ 31.2

Net cash flow*	141	205	+ 45.4

*	for definition see Bayer Group Key Data on front flap

24 Management Report	Bayer Annual Report 2005
Bayer MaterialScience
Sales of the Bayer MaterialScience subgroup advanced in 2005 by 24.4 percent to €10,695 million. Adjusted for currency and portfolio changes, business expanded by 19.4 percent. The higher revenues were mainly the result of price increases implemented in all business units and regions.
EBIT of this subgroup, at €1,369 million, posted a substantial €728 million improvement from the previous year after net special charges of €35 million. The special items included gains from changes to our pension plans in the United States and Germany, various special expenses for the reorganization of our polyurethanes business, and provisions recorded in connection with the settlement of civil antitrust suits in the polymers field. EBIT before special items climbed substantially to €1,404 million. Our “price before volume” strategy enabled us to offset the sharp rise in raw material costs and improve our margins.
Materials
     Sales in the Materials segment moved ahead by €838 million, or 25.8 percent, to €4,086 million, with increases of around 30 percent in Polycarbonates and at H.C. Starck. Higher selling prices, in particular, contributed to the increase. There was also a slight further improvement in volumes.
     EBIT of the Materials segment more than doubled, climbing by 116.0 percent to €633 million. Raising selling prices enabled us not only to offset higher material costs, but also to widen our margins. EBIT before special items rose by €313 million to €606 million.

Bayer MaterialScience	2004	2005	Change
€ million			%
Sales	8,597	10,695	+ 24.4

EBITDA*	1,216	1,914	+ 57.4

Operating result [EBIT]	641	1,369	+ 113.6

of which special items	(27)	(35)

Gross cash flow*	884	1,402	+ 58.6

Net cash flow*	498	1,388	+ 178.7

*	for definition see Bayer Group Key Data on front flap

Bayer Annual Report 2005	Management Report 25
Systems
Sales of the Systems segment amounted to €6,609 million in 2005, exceeding the prior-year level by €1,260 million, or 23.6 percent. The increase was primarily driven by our Polyurethanes business, where we were able to substantially raise selling prices. The expansion in Inorganic Basic Chemicals resulted mainly from product sales to LANXESS and higher market prices for sodium hydroxide solution.
EBIT of the Systems segment also showed a major improvement, increasing by €388 million to €736 million. EBIT before special items rose by €423 million to €798 million. Here, too, we successfully passed on raw material cost increases in our selling prices, boosting margins considerably.

Materials	2004	2005	Change
€ million			%
Sales	3,248	4,086	+ 25.8

Polycarbonates	2,035	2,645	+ 30.0

Thermoplastic Polyurethanes	182	192	+ 5.5

Wolff Walsrode	328	329	+ 0.3

H.C. Starck	703	920	+ 30.9

EBITDA*	542	858	+ 58.3

Operating result [EBIT]	293	633	+ 116.0

of which special items	0	27

Gross cash flow*	400	621	+ 55.3

Net cash flow*	209	517	+ 147.4

Systems	2004	2005	Change
€ million			%
Sales	5,349	6,609	+ 23.6

Polyurethanes	3,872	4,792	+ 23.8

Coatings, Adhesives, Sealants	1,237	1,330	+ 7.5

Inorganic Basic Chemicals	218	380	+ 74.3

Other	22	107	•

EBITDA*	674	1,056	+ 56.7

Operating result [EBIT]	348	736	+ 111.5

of which special items	(27)	(62)

Gross cash flow*	484	781	+ 61.4

Net cash flow*	289	871	•

*	for definition see Bayer Group Key Data on front flap

26 Management Report	Bayer Annual Report 2005
Performance by Region
Bayer’s business expanded considerably in 2005, with sales advancing by €4,105 million, or 17.6 percent, to €27,383 million. More than half of this growth was achieved in Europe, where sales rose by €2,155 million, or 22.0 percent. The increase in Germany was above the average for the region as a whole, with sales moving ahead by €1,137 million, or 37.4 percent, to €4,176 million. When adjusted for the effects of portfolio changes – mainly sales to LANXESS – the increase was about 10 percent in Germany and 6 percent in Europe as a whole. This expansion was chiefly attributable to the Material-Science and HealthCare subgroups.
In North America, sales advanced by 12.7 percent in 2005 to €7,340 million. The biggest gain was recorded by the MaterialScience subgroup’s polyurethanes business. In HealthCare, pleasing growth in Kogenate® sales and the diagnostics business more than offset the expected decline in revenues due to expiration of the patent on Cipro® and the marketing of our primary care products by Schering-Plough.
Sales in the Asia/Pacific region grew by 15.5 percent to €4,578 million. The biggest contribution to this increase came from China, where sales climbed by 39 percent. Our largest subgroup in the Asia/Pacific region is MaterialScience, whose sales rose by 21.1 percent to €2,143 million thanks to higher prices and volumes. Sales of Consumer Care in Asia more than tripled, mainly because of our acquisition of the Roche consumer health business.
We improved sales in Latin America/Africa/Middle East by 16.7 percent to €3,535 million. In this region, above-average increases in the HealthCare and MaterialScience subgroups more than compensated for lower sales in CropScience in 2005, which were partly due to the prolonged drought and the weakness of the farm economy in Brazil.

Sales by Region and Segment (by market)
	Europe				North America				Asia/Pacific				Latin America/Africa/Middle East				Total Segment
	2004	2005	% yoy	adj.% yoy	2004	2005	% yoy	adj.% yoy	2004	2005	% yoy	adj.% yoy	2004	2005	% yoy	adj.% yoy	2004	2005	% yoy	adj.% yoy
€ million
Bayer HealthCare	3,008	3,719	+ 23.6	+ 23.6	2,907	3,001	+ 3.2	+ 2.2	1,260	1,450	+ 15.1	+ 14.4	883	1,259	+ 42.6	+ 36.3	8,058	9,429	+ 17.0	+ 16.0

Pharmaceuticals, Biological Products	1,577	1,600	+ 1.5	+ 1.5	1,172	1,129	-3.7	-5.5	851	900	+ 5.8	+ 5.7	361	438	+ 21.3	+ 16.3	3,961	4,067	+ 2.7	+ 1.7

Consumer Care	401	1,019	+ 154.1	+ 153.5	616	665	+ 8.0	+ 7.7	40	132	•	•	279	539	+ 93.2	+ 85.4	1,336	2,355	+ 76.3	+ 75.2

Diabetes Care, Diagnostics	785	848	+ 8.0	+ 8.0	824	893	+ 8.4	+ 7.6	249	277	+ 11.2	+ 10.3	117	133	+ 13.7	+ 8.6	1,975	2,151	+ 8.9	+ 8.1

Animal Health	245	252	+ 2.9	+ 2.7	295	314	+ 6.4	+ 6.3	120	141	+ 17.5	+ 14.0	126	149	+ 18.3	+ 11.1	786	856	+ 8.9	+ 7.1

Bayer CropScience	2,238	2,241	+ 0.1	- 0.5	1,412	1,528	+ 8.2	+ 7.1	927	933	+ 0.6	- 0.5	1,369	1,194	- 12.8	- 20.0	5,946	5,896	- 0.8	- 3.2

Crop Protection	1,898	1,901	+ 0.2	- 0.6	979	1,076	+ 9.9	+ 8.8	820	811	- 1.1	- 2.3	1,260	1,086	- 13.8	- 21.2	4,957	4,874	- 1.7	- 4.3

Environmental Science, BioScience	340	340	+ 0.0	0.0	433	452	+ 4.4	+ 3.3	107	122	+ 14.0	+ 12.6	109	108	- 0.9	- 6.5	989	1,022	+ 3.3	+ 2.1

Bayer MaterialScience	3,876	4,732	+ 22.1	+ 22.1	2,186	2,792	+ 27.7	+ 27.2	1,769	2,143	+ 21.1	+ 20.8	766	1,028	+ 34.2	+ 29.9	8,597	10,695	+ 24.4	+ 23.8

Materials	1,382	1,697	+ 22.8	+ 22.9	703	901	+ 28.2	+ 27.8	947	1,164	+ 22.9	+ 22.6	216	324	+ 50.0	+ 47.7	3,248	4,086	+ 25.8	+ 25.5

Systems	2,494	3,035	+ 21.7	+ 21.7	1,483	1,891	+ 27.5	+ 27.1	822	979	+ 19.1	+ 18.3	550	704	+ 28.0	+ 22.7	5,349	6,609	+ 23.6	+ 22.8

Total regions (incl. reconciliation)	9,775	11,930	+ 22.0	+ 21.9	6,512	7,340	+ 12.7	+ 11.9	3,962	4,578	+ 15.5	+ 14.8	3,029	3,535	+ 16.7	+ 10.4	23,278	27,383	+ 17.6	+ 16.4

adj.	= currency-adjusted

Bayer Annual Report 2005	Management Report 27
Value Management
“Our goal is to steadily increase Bayer’s enterprise value and generate high value-added for the benefit of our stockholders, our employees and society as a whole. The basis for this value creation is innovation, growth and improved profitability.”
WERNER WENNING, CHAIRMAN OF THE BOARD OF MANAGEMENT OF BAYER AG
CVA-based system
One of the prime objectives of the Bayer Group is to sustainably increase enterprise value. In 1994 we became one of the first German companies to embark on the development of a value management system, which we introduced throughout the Group in 1997. The system is used for the planning, controlling and monitoring of our businesses. Our basic controlling parameter is the cash value added (CVA), which indicates the degree to which the cash flows needed to cover the costs of equity and debt and of reproducing depletable assets have been generated. If the CVA is positive, the company or business entity concerned has created additional value. If it is negative, the anticipated capital and asset reproduction costs have not been earned. Gross cash flow (GCF) and CVA are profitability indicators for a single reporting period. For a year-on-year comparison we therefore use the delta CVA, which is the difference between the CVAs of two consecutive periods. A positive delta CVA shows that value creation has increased from one period to the next.
Calculating the cost of capital
Bayer calculates the cost of capital according to the debt/equity ratio by the weighted average cost of capital (WACC) formula. The return expected by our stockholders is computed from capital market information. The cost of debt used in calculating WACC is based on the terms for a ten-year corporate bond issue.
To take into account the different risk and return profiles of our principal businesses, we calculate the cost of capital after taxes for each of our subgroups. In 2005 this was 8.0 percent for Bayer HealthCare, 6.5 percent for Bayer CropScience

28 Management Report	Bayer Annual Report 2005
and 6.0 percent for Bayer MaterialScience. The minimum return required for the Bayer Group as a whole was 7.0 percent.
Gross cash flow, cash flow return on investment, and cash value added as performance yardsticks
The GCF, as published in our cash flow statement, is the measure of our internal financing capability. Bayer has chosen this parameter because it is relatively free of accounting influences and thus a more meaningful performance indicator.
The profitability of the Group and of its individual business entities is measured by the cash flow return on investment (CFROI). This is the ratio of the GCF to the capital invested (CI). The CI can be derived from the balance sheet and basically comprises the property, plant and equipment and intangible assets required for operations – stated at cost of acquisition or construction – plus working capital, less interest-free liabilities (such as short-term provisions). To allow for fluctuations during the year, the CFROI is computed on the basis of the average CI for the respective year.
Taking into account the costs of capital and of reproducing depletable assets, we determine the GCF hurdle. If the GCF hurdle is equaled or exceeded, the required return on equity and debt plus the cost of asset reproduction has been earned. The CFROI hurdle for 2005 was 9.7 percent, while the corresponding GCF hurdle was €2,654 million.
Actual GCF came in at €3,477 million, exceeding the hurdle by 31 percent. Thus in 2005 we earned our entire capital and asset reproduction costs, and the positive CVA of €823 million shows we created additional value. Given the previous year’s CVA of €187 million, the Bayer Group therefore achieved a delta CVA of €636 million, which means we improved value creation by this amount in 2005 compared to 2004.
With an acquisition-related increase in capital invested but an even larger percentage rise in GCF, the CFROI increased from 10.8 percent in 2004 to 12.4 percent in 2005 and thus was at the record level of the year 2000.
All the subgroups exceeded their target returns including asset reproduction, with CropScience improving from 10.9 to 11.2 percent and MaterialScience from 10.3 to 16.4 percent. The figure for HealthCare declined from 17.3 in the previous year to 14.9 percent due to the acquisition.

	HealthCare		CropScience		MaterialScience		Bayer Group
Value Management Indicators by Subgroup	2004	2005	2004	2005	2004	2005	2004	2005
€ million
Gross cash flow hurdle	720	898	901	935	836	721	2.698	2.654

Gross cash flow*	943	1,138	893	964	884	1,402	2,885	3,477

Cash value added	223	240	(8)	29	48	681	187	823

Cash flow return on investment	17.3%	14.9%	10.9%	11.2%	10.3%	16.4%	10.8%	12.4%

Average capital invested	5,447	7,635	8,209	8,618	8,549	8,553	26,695	28,071

2004 figures restated

*	for definition see Bayer Group Key Data on front flap

Bayer Annual Report 2005	Management Report 29
Liquidity and Capital Resources
Net cash provided by operating activities (Net cash flow)
Our gratifying business performance in 2005 led to a considerable improvement in gross cash flow. Despite substantially higher pre-tax earnings, income tax payments were only slightly above the previous year, partly due to utilization of loss carryforwards. The gains from the changes in our company pension plans in the United States and Germany were non-cash items. Gross cash flow improved by 20.5 percent to €3,477 million, from €2,885 million in the previous year. Net cash flow from continuing operations climbed by 56.6 percent to €3,542 million (2004: €2,262 million). All of the subgroups posted significant year-on-year growth in cash flow.
Net cash of €40 million was used in operating activities of discontinued operations, including inflows and outflows from the divested plasma business and LANXESS. Total net cash flow thus amounted to €3,502 million (2004: €2,450 million).
Net cash used in investing activities
There was a net cash outflow of €1,741 million for investing activities, compared to €814 million in the previous year. Disbursements for acquisitions amounted to €2,188 million, including about €1.9 billion for the consumer health business of Roche, an initial payment of roughly €200 million having been made in this connection at the end of 2004. This global business has been part of the Consumer Care Division of Bayer HealthCare, except in Japan, since January 1, 2005. Further disbursements related mainly to the purchase of marketing rights in connection with a license agreement and a co-marketing and distribution agreement in the CropScience and HealthCare subgroups, respectively. Capital expenditures for property, plant, equipment and for other intangible assets came to €1,389 million (2004: €1,251 million).
Receipts related to investments came to €1,189 million. This figure primarily included the scheduled repayment of loans following the spin-off of LANXESS,

Bayer Group Summary Cash Flow Statements	2004	2005
€ million
Gross cash flow*	2,885	3,477

Changes in working capital/other non-cash items	(623)	65

Net cash provided by (used in) operating activities (net cash flow from continuing operations)	2,262	3,542

Net cash provided by (used in) operating activities (net cash flow from discontinued operations)	188	(40)

Net cash provided by (used in) operating activities (net cash flow, total)	2,450	3,502

Net cash used in investing activities (total)	(814)	(1,741)

Net cash used in financing activities (total)	(761)	(1,881)

Change in cash and cash equivalents due to business activities	875	(120)

Cash and cash equivalents at beginning of year	2,734	3,570

Change due to exchange rate movements and to changes in scope of consolidation	(39)	(160)

Cash and cash equivalents at end of year	3,570	3,290

Marketable securities and other instruments	29	233

Liquid assets as per balance sheets	3,599	3,523

2004 figures restated

*	for definition see Bayer Group Key Data on front flap

30 Management Report	Bayer Annual Report 2005
the expiration of currency-hedging derivatives and the sale of the LANXESS convertible bond with a nominal volume of €200 million. Receipts from sales of property, plant and equipment totaled €398 million, including approximately €230 million from the divestment of the plasma business in the first quarter of 2005.
Net cash used in financing activities
The net cash outflow of €1,881 million (2004: €761 million) for financing activities included €440 million in dividend payments, €787 million in interest payments and €654 million in net repayments of borrowings. In the third quarter, taking advantage of favorable market conditions, we successfully placed a subordinated 100-year hybrid bond in the nominal amount of €1.3 billion, bearing a 5 percent coupon. At the same time, part of the 5.375 percent Eurobond due on April 10, 2007 was repurchased early. The repurchased volume had a face value of approximately €860 million. The increase in interest paid was primarily due to one-time charges of €56 million incurred on this transaction.
Including marketable securities and other instruments, the Group had liquid assets of €3,523 million on December 31, 2005. This total includes an amount of €253 million that was deposited in escrow accounts to be used exclusively for payments relating to antitrust fines and civil law settlements. (See Note [35] to the financial statements on page 179 ff.). In view of the restriction on its use, the €253 million liquidity in these escrow accounts was not deducted when calculating net debt.
Net debt
The noncurrent financial liabilities include the 100-year hybrid bond issued in 2005. In comput-

Net Debt	Dec. 31, 2004	Dec. 31, 2005
€ million
Noncurrent financial liabilities as per balance sheets (including derivatives)	7,025	7,185

Current financial liabilities as per balance sheets (including derivatives)	2,166	1,767

– Derivative receivables	701	188

Financial liabilities from continuing operations	8,490	8,764

– Liquid assets as per balance sheets less amount not freely available	3,599	3,270	*

Net debt from continuing operations	4,891	5,494

Net debt from discontinued operations	531	0

Total net debt	5,422	5,494

*	€3,270 million = €3,523 million – €253 million

Bayer Annual Report 2005	Management Report 31
ing debt indicators, rating agencies generally only apportion part of this type of bond to financial liabilities (e.g. Moody’s: 25 percent) and allocate the remainder to stockholders’ equity. This bond thus supports the Group’s rating-specific debt indicators.
The Roche OTC acquisition was financed out of existing liquidity without additional borrowing. The cash disbursement therefore led to a substantial short-term increase in net debt. This was largely offset, chiefly by our operating cash flow, the proceeds of loan repayments and assumptions of debt by LANXESS, reducing net debt to below €5.5 billion by December 31, 2005.
Financial strategy
The financial management of the Bayer Group is conducted by the management holding company Bayer AG. Finance is a global resource, generally procured centrally and distributed within the Group. The foremost objectives of our financial management are to ensure sufficient liquidity and help bring about a sustained increase in corporate value. With these goals in mind we aim to optimize our capital structure, manage risks effectively and reduce financing costs.
Standard & Poor’s currently gives Bayer a long-term A rating, while Moody’s rates us at A3. The short-term ratings are A-1 (Standard & Poor’s) and P-2 (Moody’s). Our financial strategy is geared toward maintaining a credit rating that reflects high solvency.
We generally pursue a prudent debt management strategy aimed at ensuring flexibility. We consider it important to draw on a balanced mix of capital resources to finance our activities. Chief among these resources – in keeping with our requirements – are a syndicated credit facility, a multi-currency commercial paper program and a multi-currency Euro Medium Term Note program. We also supplement our financing with various structured products, such as an asset-backed securities program.
The situation on the international financial markets of relevance to the Bayer Group was again positive in 2005. We took advantage of this favorable market environment to considerably improve the conditions of our syndicated credit line. We do not expect this positive market environment to change significantly in the short term.
We use financial derivatives to hedge against risks arising from business operations or related financial transactions, but do not employ contracts in the absence of an underlying transaction. It is our policy to diminish the default risk by selecting trading partners with a high credit standing. We closely monitor the execution of all transactions, which are conducted according to Group-wide guidelines.
Further details of our risk management objectives and the ways in which we hedge all the major types of transaction to which hedge accounting is applied, along with procurement market, credit, liquidity and cash flow risks, as they relate to our use of financial instruments, are given in Note [33] to the financial statements on page 173 ff.

32 Management Report	Bayer Annual Report 2005
Earnings Performance
Net sales of the Bayer Group increased by 17.6 percent, or €4,105 million, from the previous year to €27,383 million. In local currencies and adjusted for portfolio effects, sales rose by 7.5 percent.
The cost of goods sold increased by 21.0 percent to €15.0 billion, mainly as a result of the growth in business but also due to higher raw material costs. The ratio of the cost of goods sold to total net sales was 54.9 percent, compared with 53.4 percent in the previous year. To support our growth strategy we increased selling expenses, mainly at HealthCare and MaterialScience, by 9.0 percent overall to €5.7 billion. Reasons for the increase in the negative balance of other operating income and expenses included expenses related to settlements of antitrust proceedings in the polymers field, and legal and defense costs for product liability suits in HealthCare. These charges were partially offset by gains from changes to our pension systems in the United States and Germany.
EBIT in 2005 amounted to €2,812 million. Before net special charges of €488 million (2004: €242 million), EBIT climbed by 55.9 percent to €3,300 million.
The non-operating result improved by €40 million to minus €613 million. Net expense from investments in affiliated companies declined significantly, while net interest expense rose, due particularly to the acquisition-related increase in net debt at the beginning of the year.
Income taxes for continuing operations in 2005 came to €641 million (2004: €473 million). While the higher tax expense was due to the improvement in earnings, the effective tax rate declined to 29.1 percent, from 38.7 percent in the prior year.
Including the result of discontinued operations, Group net income in 2005 improved by €912 million to €1,597 million.

Bayer Group Summary Income Statements	2004	2005	Change
€ million			%
Net sales	23,278	27,383	+ 17.6

Cost of goods sold	(12,421)	(15,027)	+ 21.0

Selling expenses	(5,240)	(5,713)	+ 9.0

Research and development expenses	(1,927)	(1,886)	- 2.1

General administration expenses	(1,421)	(1,444)	+ 1.6

Other operating income and expenses — net	(394)	(501)	+ 27.2

Operating result [EBIT]	1,875	2,812	+ 50.0

Non-operating result	(653)	(613)	- 6.1

Income before income taxes	1,222	2,199	+ 80.0

Income taxes	(473)	(641)	+ 35.5

Income (loss) from discontinued operations	(67)	37	•

Income after taxes	682	1,595	+ 133.9

of which attributable to minority interest	(3)	(2)	- 33.3

of which attributable to Bayer AG stockholders (net income)	685	1,597	+ 133.1

2004 figures restated

Bayer Annual Report 2005	Management Report 33
Asset and Capital Structure
Total assets decreased by €0.9 billion from the end of the previous year, to €36.7 billion, mainly because of the spin-off of LANXESS. Assets of our continuing operations increased by €3.9 billion compared to the end of 2004, chiefly due to the acquisition of the Roche OTC business and to currency translation effects. The goodwill and other intangible assets reflected in noncurrent assets rose by €1.7 billion overall. Of this amount, brands acquired as a result of the Roche otc acquisition, such as Aleve®, Bepanthen®, Redoxon®, Rennie® and Supradyn®, accounted for about €1.1 billion, and goodwill for €0.6 billion.
Current assets showed a slight 3.9 percent increase, due primarily to the currency-related – and thus non-cash – increase in inventories and receivables.
Stockholders’ equity expanded by €0.2 billion to €11.2 billion. The spin-off of LANXESS early in the year resulted in a reduction of €1.1 billion, while the dividend payment diminished stockholders’ equity by €0.4 billion and the change in pension provisions, which did not affect the income statement, led to a €0.7 billion decline. Group net income came to €1.6 billion, while positive currency effects added €0.9 billion to stockholders’ equity. Equity coverage of total assets for 2005 thus came to 30.4 percent on December 31, 2005 (2004: 29.1 percent).
Liabilities from continuing operations grew by €1.3 billion compared to December 31, 2004, to €25.6 billion, the largest factor here being the €1.0 billion increase in pension provisions. The changes in actuarial losses in 2005 (IAS 19 revised) accounted for €1.3 billion. These losses were due mainly to the decrease in the interest rates used for discounting purposes in 2005. Current liabilities rose by €0.1 billion, or 1.2 percent. While total financial liabilities declined, there were increases in the other provisions and in trade accounts payable.

Bayer Group Summary Balance Sheets	Dec. 31, 2004	Dec. 31, 2005	Change
€ million			%
Noncurrent assets	16,859	20,130	+ 19.4

Current assets	15,972	16,592	+ 3.9

Assets held for sale and discontinued operations	4,757	0	•

Total current assets	20,729	16,592	- 20,0

Assets	37,588	36,722	- 2.3

Stockholders’ equity	10,943	11,157	+ 2.0

Noncurrent liabilities	15,295	16,495	+ 7.8

Current liabilities	8,963	9,070	+ 1.2

Liabilities directly related to assets held for sale and discontinued operations	2,387	0	•

Total current liabilities	11,350	9,070	- 20,1

Stockholders’ equity and liabilities	37,588	36,722	- 2.3

2004 figures restated

34 Management Report	Bayer Annual Report 2005

Balance Sheet Ratios and Financial Indicators			2004	2005
Cost of goods sold	(	%)	53.4	54.9

Net sales

R&D expenses	(	%)	8.3	6.9

Net sales

Cost of goods sold			2.6	2.7

Inventories

Net sales			5.2	5.3

Trade accounts receivable

Operating result (EBIT)	(	%)	8.1	10.3

Net sales

Property, plant, equipment and intangible assets	(	%)	41.5	43.6

Total assets

Depreciation and amortization	(	%)	197.9	126.7

Capital expenditures

Current liabilities	(	%)	36.9	35.5

Total liabilities

Income before income taxes and interest expense	(	%)	5.7	8.9

Average total assets

Income after taxes*	(	%)	6.1	14.4

Average stockholders’ equity*

Stockholders’ equity*	(	%)	29.1	30.4

Total assets*

2004 figures restated

* continuing and discontinued operations

Bayer Annual Report 2005	Management Report 35
Proposal for Distribution of the Profit
Under German law, the dividend payment is based on the balance sheet profit of the parent company, which amounted to €694 million in 2005:

Bayer AG Summary Income Statements	2004	2005
€ million
Net sales	233	197

Cost of goods sold	(184)	(134)

Gross profit	49	63

Selling and administration expenses	(189)	(215)

Other operating income and expenses – net	(76)	110

Operating result	(216)	(42)

Non-operating result	508	719

Income before income taxes	292	677

Income taxes	(18)	(64)

Net income	274	613

Decline in assets due to the spin-off	(836)	0

Allocation from retained earnings	964	81

Balance sheet profit	402	694

We will propose to the Annual Stockholders’ Meeting on April 28, 2006 that the balance sheet profit be used to pay a dividend of €0.95 per share (730,341,920 shares) on the capital stock of €1.9 billion entitled to the dividend for 2005.
Employees
On December 31, 2005 there were 37,600 employees in the Bayer Group in Germany and 93,700 worldwide. When the spin-off of LANXESS is taken into account, this was 2,000 more than at the beginning of the year. The average number of employees, at about 93,000, was above the 2004 level. A breakdown of employees by segment and region is provided in the notes to the financial statements on page 84 ff. Personnel expenses decreased by 1.9 percent in 2005 to €5,912 million, equivalent to 21.6 percent of sales. The value added per employee increased to €102,487.
The total number of employees rose once again, particularly in the Asia-Pacific and Latin America regions, and our personnel structure improved through new hirings. At our German sites alone, about 200 university graduates were given jobs in 2005, while a further 1,000 young people entered company-sponsored vocational training programs and some 600 trainees were given full-time positions.
In 2005 our human resources policy focused on measures designed to enhance and make full use of the performance potential of our employees. We received awards in several countries for our numerous programs and activities aimed at helping employees reconcile family and career demands, motivating the workforce, improving human resources development, recruiting new talent and retaining employees within our company. For ex-

36 Management Report	Bayer Annual Report 2005
ample, our companies in Argentina, Australia, New Zealand and Belgium were listed among the top employers in those countries by respected financial magazines and human resources consultants. In the United States, Bayer in 2005 was named one of the best employers for working mothers for the third time. And in Austria, the Federal Ministry of Economics and Labor presented us with the national “Knewledge 2005” prize, which is awarded to companies for outstanding achievements in human resources development and advancement.
At the beginning of 2006, the German Minister for Labor and Social Affairs awarded Bayer the “Shaping Employment — Companies Demonstrate Responsibility” award in the category “Prospects for Young People” in recognition of the company’s commitment to vocational training. The jury singled out Bayer for the award because of its special program to prepare socially and educationally disadvantaged young people for vocational training courses.
We renewed our range of social benefits in 2005 and adapted them to current requirements. These benefits include counseling offers that are available to our employees in Germany and the United States for dealing with personal and job-related problems, preventive health care programs and a company pension plan that we offer to our employees in nearly every country in which we operate.
In shaping our company pension plans, we take account of both social responsibility aspects and the distribution of risk. We have therefore pursued the successive conversion of our global pension plans from defined benefit to defined contribution systems. This process reached a preliminary conclusion in 2005 with conversion of the systems in the United States, Canada and Brazil. In Germany, too, we correspondingly adjusted components of our pension systems.
During the reporting period we further developed our variable income component systems based on corporate performance – a core component of our remuneration policy – and harmonized these systems internationally. The budget for these is now dependent on the attainment of economic targets at all levels. Non-earnings-based one-time payments were consistently scaled back.
We also restructured the stock-based programs for our employees in 2005. With the launch last year of a new program named “Aspire”, we introduced a uniform Group-wide system for the executive management level. Under this program, participants can receive cash payments based on the performance of Bayer stock over a three-year period.
At the European level, the employees’ representatives met with Group management at the 14th Bayer European Forum to continue their cross-border information exchange and consultation process.
Accompanied by numerous measures around the world throughout 2005, we made our mission statement “Bayer: Science For A Better Life” the benchmark for our entrepreneurial activities. The values enshrined in the mission statement and the leadership principles derived from them have been integrated into our daily operations.
In October 2005 we once again conducted a survey of our managerial staff in which more than 10,000 managerial employees in all countries participated. The survey found that the mood within the company had once again improved significantly over the previous year and a half.

Bayer Annual Report 2005	Management Report 37
Procurement and Distribution
Bayer HealthCare
The Pharmaceuticals Division generally procures the raw materials for manufacturing the active ingredients of its prescription medicines from external suppliers. We hold strategic reserves to prevent supply bottlenecks and possible dependence on suppliers. We mitigate major price fluctuations by purchasing the intermediates required to manufacture our principal active ingredients from several suppliers on the basis of global contracts. The active ingredients of our prescription medicines are currently manufactured almost entirely in Wuppertal, Germany, for Bayer production facilities worldwide. Our most important pharmaceutical production plants are located in Leverkusen, Germany; Berkeley, California, United States; Garbagnate and Rosia, Italy; and Shiga, Japan. Our products are primarily distributed through wholesalers, pharmacies and hospitals.
Since we actively compete with other drug suppliers worldwide, we seek to reinforce our external distribution network with co-promotion and co-marketing arrangements. In September 2004 we entered into a strategic alliance with Schering-Plough under which that company distributes our primary care products in the United States. At the same time, we market cancer drugs from Schering-Plough in selected countries. Bayer and Schering-Plough also plan to jointly market Schering-Plough’s product Zetia® in Japan, where it is currently involved in the registration process. In October 2005 we signed a strategic cooperation agreement with Johnson & Johnson under the terms of which Johnson & Johnson is supporting the development of our antithrombotic drug BAY 59-7939. It is intended that Johnson & Johnson market the newly developed drug in the United States at a later date. Furthermore, Bayer and Johnson & Johnson will jointly market Johnson & Johnson’s urology drug Elmiron® in the United States.
The activities of our Consumer Care Division are focused on over-the-counter medicines that patients can generally purchase without a prescription. Consumer Care procures extensive volumes of certain raw materials from within the Bayer Group. The most important raw materials that we buy in bulk from third parties are ascorbic acid, citric acid, paracetamol, sodium citrate and tartaric acid. These are generally readily available. To minimize business risks, we diversify our raw material procurement sources worldwide and conclude long-term supply agreements. The division’s sales and distribution channels outside Europe are typically supermarket chains, drugstores and other wholesalers. In Europe, pharmacies are the primary distribution channel.
The Diagnostics Division manufactures or assembles most of its products itself. We operate a supplier management process and procure raw materials, components and finished products on an OEM (original equipment manufacturer) basis. The materials we purchase directly are generally not subject to significant fluctuations in price or availability. Our diagnostic systems are marketed directly to reference laboratories, private laboratories and hospitals, as well as through a network of distribution companies.
The sole production facility in the Diabetes Care Division is located in Mishawaka, Indiana, United States. About one third of products are manufactured or assembled directly by Bayer, while the rest are procured from OEM suppliers. The delivery of raw materials, components and finished products is based on a supplier management process. Access to most of the materials is thus safeguarded through contractual agreements, and they are therefore not subject to major fluctuations in price or availability. Delivery bottlenecks for some direct or OEM materials would have negative consequences for the earnings performance of Diabe-

38 Management Report	Bayer Annual Report 2005
tes Care. These items include customer-specific, integrated circuits and sensors for producing the Ascensia® blood glucose measurement system. We therefore hold strategic reserves of certain direct materials or finished products in order to be able to supply our customers consistently and reliably. Furthermore, we maintain a global supplier network. Our Diabetes Care products are marketed to consumers through distribution companies and large drugstore and retail chains.
The Animal Health Division procures pharmaceutical ingredients for its veterinary medicines both from within the Bayer Group and from external suppliers throughout the world. Depending on local regulatory frameworks, animal health products may be available to end users over the counter or with a prescription issued by a veterinarian.
Bayer CropScience
Crop Protection procures most of its raw materials from external companies. The cost of some raw materials depends on fluctuating oil and energy prices and freight charges. As most of our sales are generated in the northern hemisphere, the business depends especially on the growing seasons for the relevant crops and the respective distribution cycles. The products of Crop Protection are marketed either to wholesalers or directly to retailers through a two- or three-tier distribution system, according to local market conditions.
Our Environmental Science Business Group markets its products to both professional users and amateur gardeners through various distribution channels. Our green industry, pest control and barn hygiene products are marketed directly to professional users, while home and garden products are sold through specialist dealers.
BioScience makes its seed products available to end users, distributors and processing industries. Traits developed using plant biotechnology are either outlicensed to other seed companies for use in their products or sold through our own seed companies. Important brands here include InVigor® and FiberMax®. In some cases we make plant traits available to other companies for use in their own research and products.
Bayer MaterialScience
The Polycarbonates Business Unit of Bayer MaterialScience sells its products primarily to injection molding and extrusion processors for the manufacture of plastics components used predominantly in the automotive, electronics, construction, data systems, medical equipment and leisure sectors. The key petrochemical raw materials used by our Polycarbonates business unit are acetone and phenol. With raw material costs affected mainly by the volatility of oil and benzene prices, we generally conclude long-term supply agreements containing cost-based and market-price-oriented adjustment formulas. Our products are marketed chiefly through regional distribution channels. We also use trading houses and sell to smaller customers through local distributors.
The activities of Wolff Walsrode focus on building materials, industrial coatings, printing inks for soft packaging, and the health care market. In Germany and the United States, Wolff Walsrode normally sells its cellulose products directly. Elsewhere, products are marketed through Bayer’s global sales organization. The principal raw material for our cellulose derivatives is chemical-grade cellulose produced from raw cellulose and cotton. We regard our procurement risk for this material as low.

Bayer Annual Report 2005	Management Report 39
H.C. Starck supplies materials and components for the electronics, optics, aviation, aerospace and medical technology industries. As we operate our own tungsten recycling facilities, we are only partially dependent on Chinese imports. The supply of raw materials is covered by long-term agreements which mostly run for three to five years. H.C. Starck maintains its own international sales organizations and liaison offices worldwide. This subsidiary also makes use of other sales organizations that are responsible for maintaining direct contact with customers. For example, Ampere® products are jointly marketed with Dutch-based Flame Spray Technologies.
The polyurethane products of the Polyurethanes business unit, which are based on isocyanate-polyol systems, are used in the automotive, construction, electronics and furniture industries and in leisure articles. The primary raw materials are petrochemical feedstocks, which we mostly procure on the open market through long-term agreements. A global joint venture with Lyondell provides a supply source for propylene oxide, one of our most important raw materials. These petrochemical feedstocks are subject to price fluctuations on the crude oil and derivatives markets. We mostly sell our isocyanate and polyol products directly to customers. Europe, the NAFTA countries and Asia are the primary markets for our polyurethanes business, with the Asian market continuing to show the highest growth rates.
Our Coatings, Adhesives, Sealants business unit is a leading manufacturer of raw materials for coatings and adhesives used primarily in the automotive, furniture, plastics and construction industries. Temporary fluctuations in prices for oil or utilities, for example, can heavily impact the cost of our raw materials. For this reason, supplies of the principal chemical raw materials are secured through long-term agreements. Bulk customers with global operations are serviced directly by our key account managers.
Research and Development
In 2005 Bayer invested a total of €1,886 million in research and development. It is particularly important for us to continuously optimize our product portfolio and manufacturing processes, while at the same time developing new products aimed at strengthening our core businesses.

Research and Development Expenses 2005
by subgroup in %

Other research focuses are enabling technologies such as biotechnology and nanotechnology, which offer enormous potential for developing new products and businesses.
For innovation projects in particular, we depend on our network of collaborations with leading universities, public-sector research institutes and partner companies. These collaborations allow the pooling of expertise in order to rapidly translate new ideas into successful products.
In order to further strengthen the company’s innovative power, Bayer has launched a Group-wide innovation initiative entitled “Triple-i”, which stands for “inspiration, ideas, innovation”. This long-term initiative is designed to encourage Bayer’s employees around the world to put forward creative ideas and suggestions that can be utilized for the company’s benefit through a special innovation process that has been put in place for this purpose. Particular emphasis will be placed on examining

40 Management Report	Bayer Annual Report 2005
ideas and options that lie outside the existing business areas of our subgroups or at the interface between them.
Bayer HealthCare
In 2005, €954 million, or roughly 51 percent of the Bayer Group’s research and development budget, was spent by Bayer HealthCare. With this investment, the subgroup is laying the foundation in the Pharmaceuticals, Consumer Care, Diagnostics, Diabetes Care and Animal Health divisions for the introduction of further innovative products in expanding markets.
In connection with the realignment of the Pharmaceuticals Division, we have adjusted our global pharmaceutical research and development activities to reflect changing business conditions. This is reflected in the division’s modified research and development structure with the newly created units Global Active Substances Research and Global Development. The purpose of the realignment, which took effect in January 2006, is to enable early evidence of the efficacy of new medicines in humans (proof of concept). Our global active substances research is focused on oncology at the site in West Haven, Connecticut, and on cardiovascular disease at the research center in Wuppertal, Germany. The research and development facilities for the expansion of our Kogenate® product line are located at our site in Berkeley, California.
Bayer HealthCare has carved its anti-infective research activities out of the Pharmaceuticals Division and placed them into a new company in which Santo Holding (Deutschland) AG of Stuttgart, Germany, will hold a majority interest and Bayer HealthCare a minority interest of 12 percent. The anti-infectives research activities are expected to be fully independent by March 2006.
In addition to focusing on new active substances, we have intensified post-marketing research in the Pharmaceuticals Division. We aim to expand the applications spectrum of products that are already on the market by identifying additional indications and developing improved formulations. A particularly good example of this is the life cycle management of our product Adalat®, which contributed €659 million in sales in 2005 even after many years on the market.
Our development product BAY 59-7939, an oral inhibitor of the blood coagulation Factor Xa, is currently being investigated for the prevention and therapy of thromboembolic diseases, where there is a clear medical need for improved treatment options. In October 2005, Bayer HealthCare and Johnson & Johnson subsidiary Ortho-McNeil Pharmaceutical, Inc. concluded an agreement to jointly develop BAY 59-7939. Phase III trials for the prevention of venous thromboembolism (VTE) after major orthopedic surgery began in December 2005. Phase II trials for acute VTE treatment and stroke prevention in atrial fibrillation are currently ongoing.
Our new cancer drug Nexavar® (sorafenib) was approved by the U.S. Food and Drug Administration in December 2005 for the treatment of patients with advanced renal cell carcinoma (RCC). Nexavar® is based on a novel active ingredient developed jointly with Onyx Pharmaceuticals Inc. that is designed to inhibit tumor growth by simultaneously blocking several serine/threonine and receptor tyrosine kinases in tumor cells. The drug also cuts off the supply of blood to the tumor. Nexavar® was shown in clinical studies to double progression-free survival in patients with advanced RCC. The product has received orphan drug status in the European Union from the Committee for Orphan

Bayer Annual Report 2005	Management Report 41
Medicinal Products (COMP) of EMEA, the European regulatory body. We have also filed with EMEA for regulatory approval of Nexavar® in the treatment of advanced kidney cancer. To expand the product’s spectrum of indications, we and Onyx Pharmaceuticals launched phase III trials in 2005 for patients with advanced liver and skin cancer, as well as further phase II studies for other tumor types. Furthermore, in December 2005 we announced the beginning of a phase III clinical trial in non-small-cell lung cancer (NSCLC).
Our research and development efforts in the Biological Products Division are centered around strengthening and expanding our recombinant Factor VIII product Kogenate®. We have identified five new protein variants for potential development of the next Kogenate® generation whose optimization is expected to be completed by the end of 2006. In addition, we are currently evaluating technologies that can also be used in the development of the next generation of Kogenate®. In this connection, Bayer HealthCare has signed an exclusive, worldwide license agreement with Dutch-based company Zilip-Pharma concerning the development and marketing of a new, longer-acting Kogenate® formulation based on patented pegylated liposome technology. In April 2005, Bayer completed an Investigational New Drug filing with the FDA for a phase I clinical study involving the new formulation.
In May 2005 we entered into a research agreement with Asklepios Biopharmaceutical concerning the evaluation of gene therapy for the treatment of hemophilia B.
The continuous optimization of Kogenate® also includes the development of Kogenate®-FS with Bio-Set®, a needle-free system for our recombinant Factor VIII product that minimizes the risk of needle-stick injuries. The Bio-Set® system was launched in the European Union in mid-2005. Bayer received FDA approval for the product at the end of the year, and Bio-Set® was introduced to the U.S. market at the beginning of 2006.
To strengthen our activities in the fields of cardiovascular disease and hematology, we signed two agreements effective January 2006. One of these agreements concerns the acquisition from GlaxoSmithKline of European marketing rights for the antihypertensive agent telmisartan (trade names: Pritor® and PritorPlus®). The other covers a collaboration with Nuvelo for the development and commercialization of that company’s blood clot dissolver alfimeprase. Following the completion of ongoing phase III clinical development and the product’s subsequent registration, Bayer HealthCare will hold marketing rights for alfimeprase outside the United States. In January 2006 Nuvelo was granted fast track status for alfimeprase from the FDA.
Development activities of the Consumer Care Division focus on the identification, development and market introduction of non-prescription products. Further initiatives focus on the expansion of indications to support existing brands and on the reclassification of current prescription medicines as over-the-counter products. One example is the joint development program with Bristol-Myers Squibb for Pravachol® (pravastatin), the goal of which is to register Pravachol® in the United States as an over-the-counter cholesterol-lowering drug.

42 Management Report	Bayer Annual Report 2005
R&D activities in the Diagnostics Division concentrate on strengthening core product lines for Laboratory Testing and Near Patient Testing, and on expanding nucleic-acid-based tests. Our product line has been strengthened by the launch of the Advia Centaur® CP Immunoassay System in November 2005 and by the adaptation and implementation of new diagnostic tests for the indications infectious diseases and oncology. Our product range in Near Patient Testing was supplemented in mid-2005 by the improvement of the DCA 2000+® Analyzer diabetes management platform. The expanded test menu for the Clinitek Status® analyzer also helped to strengthen this segment. Through a license agreement signed with CIS Biotech Inc. in September 2005, we secured development and marketing rights for an automated assay for stroke diagnosis. In addition, in November 2005 we acquired development rights from Inverness Medical Innovations concerning the development of new cardiovascular diagnostic tests. We concluded a further agreement with that company concerning the use of a hybridoma cell line capable of producing monoclonal antibodies against the envelope protein of the Hepatitis B virus. We plan to steadily expand our portfolio for both the clinical diagnostics and molecular testing markets.
In the Diabetes Care Division, we are working to strengthen core product lines and expand into market segments characterized by strong growth and margins. We aim to achieve this through the development of user-friendly blood glucose measurement devices that meet the individual needs of diabetic patients. We are also investing in technologies designed to enable continuous monitoring of blood glucose levels and, in the longer term, blood-free glucose monitoring. In this connection we extended a license agreement with Sontra Medical Corporation, whose ultrasonic SonoPrep® technology increases skin permeability and is thus intended to obviate the need for blood samples.
In the Animal Health Division, our research efforts focus on antibiotics, parasiticides and active ingredients to treat non-infectious diseases such as liver failure, cancer and congestive heart failure. Our active ingredient pradofloxacin, which is currently undergoing clinical development for the antimicrobial treatment of dogs and cats, has been submitted to the E.U. regulatory authorities for registration. Also undergoing the registration process are our Baycox® parasiticide for use in calves and Baytril® for antimicrobial therapy in pigs.
Bayer CropScience
In 2005, €664 million – or about 35 percent of the Bayer Group’s R&D budget – was spent at Bayer CropScience.
Crop Protection has at its disposal a global network of research and development facilities: these are located at Monheim (corporate headquarters) and Frankfurt, Germany; Lyon and Sophia Antipolis, France; Stilwell, Kansas, and Raleigh, North Carolina, in the United States; and Yuki City, Japan.
While our crop protection research is concentrated at certain sites, development activities take place both in our central facilities and in numerous field testing stations around the world to ensure that future products are tested under regional climate conditions.
Our R&D efforts are geared toward the identification and development of innovative, safe and commercially sustainable products in the area of crop protection.
Research activities encompass all measures aimed at identifying new active ingredients which could be developed into insecticides, fungicides or herbicides. In addition to conventional chemistry, biology and biochemistry, we make use of modern technologies such as genomics, high-throughput

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screening, bioinformatics and combinatorial chemistry to identify new lead structures. Cooperation agreements with external research companies supplement our own activities.
We actively expand the applications spectrum of our products through continuous life cycle management. This includes the development of new formulations for active ingredients and products already on the market so that they can be used for other crops or to improve their handling.
The following new active ingredients were introduced to the market in 2004 and 2005 or are expected to be launched in 2006, provided they receive regulatory approval.
Fluoxastrobin is a systemic broad-spectrum strobilurin for leaf application with curative and protective properties. Products containing fluoxastrobin are designed for spray application (Fandango®) and seed treatment (Bariton®, Scenic®) in cereals, potatoes, vegetables, peanuts and other crops.
Spiromesifen (Oberon®) belongs to a new chemical class called tetronic acids. Oberon® is a new insecticide/mite control product for spray application to control white flies, mites and jumping plant lice, which affect annual crops. Oberon® was developed for global use in vegetables, fruit, cotton, corn, beans, tea and certain ornamentals.
Ethiprole (Curbix® and Kirappu®) belongs to the chemical class called phenylpyrazoles. It is effective against a large number of biting and sucking insects such as thripses, stink bugs, grasshoppers and aphids. The product is used in rice, tea and fruit.
Fluopicolide (Infinito®) belongs to a new chemical class called acylpicolides. Products from this substance class are used to treat oomycete diseases in potatoes, vegetables and ornamental plants. The new mechanism of action will enable farmers to also control oomycete strains that are already resistant to standard fungicides.
Active ingredients discovered by our crop protection researchers are also tested and evaluated by Environmental Science to determine whether they have potential for further development. We also test active ingredients from external companies and acquire them should these tests prove positive. Development projects include so-called passive treatments (gels, baits), pest control formulations, and new herbicide products and fungicidal combinations for the lawn care and ornamental plants sectors.
In 2005 we introduced to the market the insecticide Allectus® (imidacloprid) and the fungicide Armada® (trifloxystrobin with triadimefon) for green industry applications, as well as the insecticide tablet K-O Tab®1-2-3 (deltamethrin) for impregnating mosquito nets. In 2006 we expect to launch the insecticide Forbid® (spiromesifen) for the green industry segment and, in professional pest control, Quickbayt® spray (imidacloprid) to control flies.

New active ingredient	Indication	Status
Fluoxastrobin	Fungicide	Market introduction 2004/2005*

Spiromesifen	Insecticide	Market introduction 2004/2005*

Ethiprole	Insecticide	Market introduction 2005

Fluopicolide	Fungicide	Market introduction expected in 2006

* “2004/2005” indicates that the new active ingredient was first registered in an important country at the end of 2004, but that the first significant sales were registered in 2005.

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In addition to conventional crop protection research, Bayer CropScience also conducts research in the BioScience Business Group, which is active primarily in plant biotechnology. The research and development sites for this unit are located in Lyon, France; Haelen, Netherlands; Ghent, Belgium; and Potsdam, Germany.
R&D in the field of plant biotechnology is mainly geared toward improving the agronomic and qualitative properties of crops. From the identification of a target gene to the development of a plant, the technologies employed for this purpose comprise all relevant tools required to improve important crops such as cotton, canola and rice for producers and industry partners. Activities range from research into novel agronomic traits to the discovery of new plant-based specialty products for the areas of nutrition, health care and biomaterials. These include plants with increased stress tolerance (to resist drought conditions, for example), health-promoting canola oils and renewable raw materials for non-food products.
Our growth is supported by the continuous introduction of new products. In 2005 we introduced four new cotton grades and a new canola type; we expect to launch additional new cotton grades in 2006.
Bayer MaterialScience
In 2005 Bayer MaterialScience spent €251 million, not including joint development activities with customers, to further expand its position as a technology leader and global supplier of customized, high-quality materials and systems solutions. This corresponds to 13 percent of the Group’s research and development expenses.
In the five Bayer MaterialScience business units – Polyurethanes; Polycarbonates; Coatings, Adhesives, Sealants; Thermoplastic Polyurethanes; and Inorganic Basic Chemicals – ultra-modern technologies and production processes are used to implement new products and applications in close cooperation with our external partners and customers.
The Polycarbonates business unit, for example, is working to optimize the melt-polycarbonate process at our new facility in Caojing, China, which is being equipped with ultra-modern production technologies. An outstanding example of a new product application is our diffuser sheets, which ensure the even distribution of light for rear illumination of LCD flat screens.
In the Polyurethanes business unit, we are concentrating on steadily improving existing manufacturing processes for aromatic isocyanates and polyethers, as well as on developing new products for new applications. In the area of high-performance composites, in which polyurethanes play a key role, we have succeeded in developing a new Baydur® formulation for exterior body parts for large vehicles that is superior to the currently used material in terms of heat resistance and strength.
The Coatings, Adhesives, Sealants business unit is another showcase for our innovative capability. Its researchers are concentrating on the development of polyurethane raw materials for the formulation of high-grade products. Raw materials for more environmentally friendly low-solvent systems are an important focus and include thermoformable soft-feel coatings with a velvety feel.
Innovation also plays an important role at our subsidiaries Wolff Walsrode and H.C. Starck. Research activities at Wolff Walsrode aim at exploiting the unique structural and chemical properties of cellulose and other polysaccharides, which are important renewable raw materials, in order to manufacture a wide variety of products for the

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construction, food and pharmaceutical industries, for example. New developments at H.C. Starck include precursors and components that Staxera, a 50:50 joint venture with Webasto, uses to produce high-temperature fuel cells for mobile applications such as trucks and boats.
To exploit profitable fields of activity for the future, the New Business section of Bayer MaterialScience constantly tracks and evaluates new technological and market trends. The most promising ideas are channeled into research and development projects. These projects are then either implemented in cooperation with the business units or developed within independent companies as part of the so-called greenhouse concept. Here we place great emphasis on global cooperation with universities, other institutes and start-up companies. For example, we have signed a joint development agreement with InPhase Technologies concerning holographic data storage media with a capacity of up to 1.6 terabytes.
Bayer Technology Services
For engineering and technological issues, particularly in the area of process technology, all subgroups work closely together with Bayer Technology Services. This service company develops innovative technology platforms for the Bayer Group, helping the subgroups to sustain their performance. These enabling technologies shorten development times and support the manufacture of new products, system solutions and production processes in the subgroups.
A strategic core element in this connection is international insourcing, which involves the acquisition of know-how. This ranges from country-specific expertise in the implementation of capital expenditure projects through the global exploitation of innovations and public research funding to the recruitment of top international experts and the establishment of collaborations with other companies and research institutes. One example is the acquisition of Zeptosens AG, a spin-off of Novartis whose highly sensitive biochip systems can considerably reduce development times for the active substances of Bayer HealthCare and Bayer CropScience.
Bayer Innovation
Responsibility for the development of innovative products and new fields of business outside of the subgroups’ existing core activities lies with Bayer Innovation GmbH (BIG). The goal of this company is to add to Bayer’s business portfolio and facilitate access to new growth markets. The current focus is on medical technology, the manufacture of certain pharmaceutical active ingredients in plants, and security technology.
One example of the targeted exploitation of intradisciplinary synergies is medical technology, where expertise in new materials and active substances development, combined with knowledge of human physiology and diseases, is crucial in creating novel and promising products. Such applications can include chronic wound dressings made from materials which contain pharmaceutical active ingredients to help prevent infections, stop undesirable cell growth and accelerate the healing process.
big also consolidates Bayer’s activities for producing specific pharmaceutical substances in plants (plant-made pharmaceuticals or PMPs). Building on expertise from the BioScience Business Group, this technology utilizes the natural protein production process in plants to manufacture therapeutically active substances. In this connection, BIG in January 2006 acquired biotech company Icon Genetics AG, which provides a promising technology platform for this application.

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Sustainable Development
Linking innovation and values to sustainability
We steer sustainability within the Bayer Group on the basis of our mission statement, values and leadership principles. In 2005, we again adapted to changing framework conditions and new questions.
We strategically realigned our existing committees for sustainable development and for health, safety and environmental issues in 2005, focusing particularly on the adjustment of our structures in Asia in order to adequately accompany economic development in that region and create scope for future perspectives. The global Responsible Care initiative of the chemical industry was actively embraced and supported at our sites through a wide variety of programs. In addition, we further refined our established HSEQ management systems. The regular evaluation of these systems is governed by a Group-wide audit guideline.

Category		Key Performance Indicator	2004	2005
Environment, health and safety	Health and safety	Industrial injuries to Bayer employees resulting in at least one day’s absence (MAQ* value)	2.7	2.7

		Reportable industrial injuries to Bayer employees (MAQ* value)	4.7	4.1

		Environmental or damage-causing incidents	6	2

		Number of transportation incidents	11	3

	Emissions and solid waste	Emissions to the atmosphere

		Climate-relevant gases (million metric tons CO2 equivalent per year)	4.2	3.9

		Volatile organic compounds (thousand metric tons per year)	4.5	3.6
		Emissions into water

		Total phosphorus (thousand metric tons per year)	0.8	0.7

		Total organically bound carbon (thousand metric tons per year)	2.2	1.8

		Total nitrogen (thousand metric tons per year)	0.9	0.7

		Hazardous waste

		Generated (million metric tons per year)	0.3	0.4

		Landfilled (million metric tons per year)	0.1	0.2

	Resource consumption	Water consumption (million cubic meters per day)	1.3	1.2

		Energy consumption (petajoules [= 10[15] joules] per year)	97	87

Employees and society	Diversity and opportunity	Percentage of women in Bayer Group senior management	**	3.9

		Number of nationalities in Bayer Group senior management	**	17

	Training and development	Training and development expenses in percent of personnel expenses	**	2.3

	Employment	Number of employees by region (permanent and temporary contracts)

		Europe	51,400	52,400

		North America	17,800	16,200

		Asia/Pacific	12,200	13,900

		Latin America/Africa/Middle East	10,300	11,200

*	MAQ = million-working-hour quota = number of injuries per million hours worked that resulted in at least one day’s absence

**	global data not collected prior to 2005

Bayer Annual Report 2005	Management Report 47
At the end of 2004, Bayer became an Organizational Stakeholder of the Global Reporting Initiative (GRI) established by the United Nations. Here we participate in the multi-stakeholder process aimed at establishing globally accepted guidelines for sustainability reporting. The focus in 2005 was on the G3 guideline revision process.
Furthermore, we continued to develop our reporting and began annual publishing of our global environmental and safety data on the Internet in 2005. Our performance data for the most important safety and environmental issues, the so-called key performance indicators (KPIs), were supplemented by a number of new aspects that now more specifically describe our social commitment. In this way we are responding to the increased significance of corporate social responsibility, as well as illustrating the areas we consider to be particularly important and that we use as indicators for managing our corporate HSE activities (see table at left).
During the reporting period, we further improved or at least matched most of the KPIs from the previous year. Only the volume of waste classified as hazardous increased as a result of temporary renaturization and remediation activities.
It is important to us to participate in the shaping of framework conditions. Bayer is keenly involved in both national and international debates on environmental and consumer protection strategies and regulations. We support the goals of a modern chemicals policy for the European Union and contribute to constructive solutions in this area.
However, we need practicable and target-oriented instruments to quickly and effectively achieve better protection for consumers and the environment and at the same time ensure that companies remain competitive. The competitiveness of European industry must not be jeopardized by overregulation.
We endorse the goals of the E.U. strategy for improving health and the environment (SCALE), which focuses particularly on children’s health. However, it is essential that all relevant influencing factors, and especially genuine health problems, be taken into account. The scientific assessment of risks must remain the basis for decision-making, and existing regulations should be kept in mind.
Biotechnology and nanotechnology will have a key impact on advances in science and process engineering. We view them as indispensable options for the development of innovative products. In keeping with our motto “Bayer: Science For A Better Life”, these new technologies can be used to improve the performance of existing products and open up new markets. They also offer new approaches for the conservation of resources and for environmental protection. The statements contained in our Guidelines for Responsible Care in Environmental Protection, Health Protection and Safety also apply to the use of biotechnology and nanotechnology at Bayer. This means in particular that safety and environmental protection have the same standing as quality and cost-effectiveness.
Working for climate protection
Climate protection and operations based on the conservation of resources are two themes that have been particularly important to us for many years. It is not surprising, therefore, that we have undertaken significant efforts to continuously reduce direct emissions of carbon dioxide and other greenhouse gases at all of our sites worldwide.
In 2005, the Carbon Disclosure Project honored Bayer’s climate protection activities over many years by including the company in the Climate Leadership Index. This initiative represents large institutional investors and has the goal of influ-

48 Management Report	Bayer Annual Report 2005
encing the impact that large enterprises have on climate change through their activities. Companies included in the Climate Leadership Index are recognized as being better positioned than other companies in the same industry in terms of the financial effects to which they will be subjected as climate change progresses. In addition, Bayer received the Low Carbon Leaders Award in December 2005 at the international Climate Summit in Montreal, Canada. The company was rated “Best in Class” by an international jury of experts appointed by The Climate Group, a climate protection organization, and made up of representatives from politics, non-governmental organizations and industry. Bayer was the only German company to receive this highest accolade, which is presented to only five companies in all. In the global climate protection ranking, Bayer was rated third.
At the European level we advocate an emissions trading system that does justice both to the interests of industry and the need to protect the Earth’s climate. In this connection, we propose that comparable production facilities should be allocated the same number of emission certificates in the future and that allocation rules should be harmonized throughout the European Union.
In the United States, Bayer is voluntarily taking part in the four-year emissions trading pilot project of the Chicago Climate Exchange (CCX). We also plan to participate in phase II of the CCX, which runs through 2010.
To ensure continued commercial success in the future, great emphasis will be placed on linking the themes of innovation, values and sustainability. Prior to major capital expenditure decisions, for example, we conduct systematic analyses of the effects that products and processes will have on the environment and health. In this connection, we evaluate the production process at the site and the product’s entire life cycle, from manufacture through to disposal. The same standards apply worldwide for this procedure.
Sustainable investment
Sustainability is an increasingly important criterion for investment decisions, and Bayer stock is represented in relevant indices. In 2005, for example, Bayer shares were again listed in the Dow Jones Sustainability World Index (DJSI World) and the European Dow Jones STOXX Sustainability Index (DJSI STOXX). Norwegian-based Storebrand Investments also once again included Bayer stock in the Storebrand Principal Funds in 2005 with the rating “Best in Class – Environmental and Social Performance”. In addition, our shares last year were again listed in the French ASPI Eurozone Index. British financial services provider FTSE included Bayer stock in its FTSE4Good series of indices, which contains the shares of companies that are particularly committed to environmental protection, human rights and social standards.
Value-added
The Group’s total operating performance increased by 18.2 percent in 2005, to €28.8 billion. Value-added rose by 18.9 percent to €9.6 billion, primarily due to the gratifying expansion of sales, which advanced by 17.6 percent year on year to €27.4 billion. Stockholders received €0.7 billion, employees €5.9 billion, governments €0.9 billion and lenders €0.9 billion. The remainder was retained by the company. Value-added indicates how the various stakeholders and Bayer itself participate in the company’s commercial success.

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Value-Added

Source	2005	Change
€ million		%
Net sales	27,383	+ 17.6

Other income	1,390	+ 30.0

Total operating performance	28,773	+ 18.2

Cost of materials	9,726	+ 9.6

Depreciation	1,835	- 6.3

Other expenses	7,609	+ 39.9

Value-added	9,603	+ 18.9

Distribution	2005	Share
€ million		%
Stockholders	694	+ 7.2

Employees	5,912	+ 61.6

Governments	889	+ 9.3

Lenders	913	+ 9.5

Earnings retention	1,195	+ 12.4

Value-added	9,603	+ 100.0

Corporate Social Responsibility
In the context of its corporate social responsibility, the Bayer Group continued developing existing programs, established additional projects and took part in important initiatives. As an official sponsor of World Youth Day 2005 in Germany, the company supported this event in various ways. At the heart of these activities were three major assemblies at the BayArena soccer stadium in Leverkusen attended by tens of thousands of helpers and pilgrims.
Young people play a special role in all social initiatives sponsored by Bayer. In the second year of its partnership with the United Nations Environment Programme (UNEP), the company implemented and supported a dozen environmental projects for young people around the globe. With Bayer’s support, for example, UNEP was able to set up regional youth networks in Asia and organize the Tunza International Youth Conference, the second world youth environmental summit, from October 12 to 18, 2005, in Bangalore, India. This congress gave 150 youth representatives of national environmental organizations from 67 countries the opportunity not just to further improve their environmental knowledge and build networks, but also to formulate interests that young people around the world associate with the topic of environmental protection. These interests are communicated to the political decision-making bodies of UNEP.
The two partners are now also jointly and successfully implementing youth environmental projects originally established by Bayer. For example, students of various disciplines from nine countries in the Asia-Pacific region took part in the Eco-Minds sustainability forum in the Philippine capital of Manila in order to jointly develop practical solutions to environmental problems in that part of the world. As a guest of honor on the opening day of the event, Bayer Management Board member Dr. Udo Oels welcomed Philippine President Gloria Macapagal-Arroyo, as well as more than 200 representatives of industry, politics, academia and society. The visit by the Young Environmental Envoys to Leverkusen in the fall of 2005 rounded out the joint activities of Bayer and UNEP. At Bayer’s invitation, 50 particularly dedicated young people from 14 countries in Asia, eastern Europe, Latin America and – for the first time – Africa traveled to Germany for one week in order to learn first-hand about environmental protection.
One of the many initiatives established by Bayer to promote science literacy celebrated the 10th anniversary of its founding in 2005. Initially introduced in the United States, the Making Science Make Sense program has since been expanded to the United Kingdom, Ireland and Japan. As part of this program, more than 1,200 Bayer employees in the United States alone volunteer their time to visit elementary schools, where they make science more attractive to the children through exciting experiments designed to explain everyday things. At the beginning of 2006, Bayer received

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the prestigious Ron Brown Award for Corporate Leadership – the only U.S. presidential award to honor companies for their activities in the social sector – for Making Science Make Sense. This was the first time the award had been given to a company with global headquarters outside the U.S. and also to a chemical company.
In the area of social and health advancement, Bayer has established several new projects aimed at meeting the basic needs of people in the newly industrializing countries in particular. Together with the Washington, D.C.-based National Geographic Society, the world’s largest charitable organization in the scientific field, Bayer has set up the Global Exploration Fund in order to promote innovative drinking water and freshwater research. This makes Bayer the first private-sector partner from outside the United States to enter a long-term collaboration with National Geographic.
In the fight against epidemic diseases, Bayer has formed a partnership with the U.S.-based non-profit organization Global Alliance for Tuberculosis Drug Development (TB Alliance). The goal of this partnership is to develop a tuberculosis application for the existing antibiotic moxifloxacin in order to shorten the duration of treating the disease, which currently lasts six months. Should studies prove successful, the new product will be provided to patients in developing countries at affordable prices.
Bayer quickly aided victims of the recent natural disasters through financial, medical and material donations. In addition, numerous Bayer employees participated with tremendous personal dedication in relief efforts mounted in the areas hit by flooding in the United States, as well as in those regions struck by earthquakes and in the Asian countries devastated by the tsunami in late 2004. The company made relief shipments worth €13 million to assist victims of the tsunami alone and has since supported various reconstruction projects in the region.
Risk Management
Risk management is an integral part of all decisions and business processes in the Bayer Group. The management structure, the planning system, and the detailed reporting and information systems, in particular, form the basis for the organizational integration of risk management into business processes.
As a global company, Bayer is exposed to a wide variety of risks in the course of its worldwide activities. Even before Germany’s “Law on Corporate Supervision and Transparency” came into force on May 1, 1998, Bayer AG operated an effective system for identifying, communicating and dealing with risks at an early stage. The principles behind that system are spelled out in the Risk Management Guidelines valid throughout the Bayer Group. The goal is to identify the potential risks associated with our activities as early as possible by recording them in a central database, evaluate them according to set criteria, assess the possible quantitative and qualitative consequences of their occurrence, and take suitable measures to mitigate them. The various processes and instruments used depending on the respective risk profile are constantly being improved, supplemented and optimized in line with statutory requirements.
Reporting plays a key role in monitoring the economic risks of our everyday business. It must ensure that the business performance of individual Group companies is described and explained according to uniform guidelines. In addition to the data on which external reports are based, internal reports are produced each month to ensure that the Group Management Board and the various

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management levels are fully alerted to possible risks in a timely fashion. Group accounting and controlling functions support these activities and work to increase the responsiveness and efficiency of the reporting system. Our risk management system is supported by monitoring and control mechanisms based on established standard software. These mechanisms are the subject of continuous improvement and are adjusted to changes in circumstances.
The internal audit department examines at regular intervals the risk management system’s efficiency and functionality. Additionally, our external auditors regularly evaluate the system’s functionality and brief the Group Management Board and the Supervisory Board on the results of these evaluations. The Audit Committee of the Supervisory Board consults regularly on risk management.
To counter risks that could arise from the numerous tax, competition, patent, antitrust, capital market and environmental regulations and laws, we make our decisions and engineer our business processes on the basis of comprehensive legal advice provided both by our own experts and by acknowledged external specialists. We establish provisions in the balance sheet, and regularly evaluate the adequacy thereof, for legal risks relating to past events.
Overall business risk
The development of our business and the related fiscal objectives depends in part on the performance of the economy in those countries and regions which are relevant to our operations. The early identification of economic trends is a particularly important element in the management of our business. Continuous observation of the economic situation in the most important countries and regions is essential in this context. Our analyses of the global economy and forecasts of medium-term economic development are documented in detail on a quarterly basis and used to support operative business planning. For a summary forecast, see Future Perspectives – Economic Outlook on page 59.
Industry risk
The sales and earnings of the Bayer Group’s industrial businesses, and particularly the Materials and Systems reporting segments, are impacted by the business cycles of their customer industries. These include in particular the plastics processing, automotive supply, construction, electronics and electrical industries. In times of rapid economic growth in the respective downstream industries, chemical companies generally expand capacities in order to maximize revenues. In the past, capacity expansions in some areas have exceeded market growth, which has resulted in surplus capacities worldwide. During an extended phase of economic weakness, excess capacities can lead to a decline in prices. These factors can result in volatile margins and perhaps also operating losses for the Bayer Group.
In the agrochemicals business, Bayer Group sales are subject mainly to seasonal and weather-related effects as well as to fluctuations in selling prices for agricultural products. New agrochemical substances can increase competitive pressure and reduce sales of our products. In addition, the increasing importance of biotechnology in the crop science industry could lead to lower demand for some of our agrochemical products and, if there are other suppliers in the market, to declining sales.

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In the agrochemical and pharmaceutical industries, patent-protected products compete only with alternative products or applications. Following the expiration of patent protection, a previously protected product is generally subjected to intensified competition due to the market entrance of generic suppliers. This can cause a loss of market share and declining sales for the Bayer Group.
Procurement market risk
As a manufacturing company active in numerous areas of the health care and chemicals industry, we procure significant quantities of aromatics (benzene, toluene), propylene, gas, coal and electrical energy for the manufacture of our products. In this context, we are subject to the risk that the raw materials and utilities we need may not be available, or that the quality or quantity may not satisfy our requirements. Moreover, market prices may fluctuate considerably depending on the supply of and demand for these raw materials.
The ongoing development of the procurement system into a flexible network structure allows Bayer to more easily identify risks on the procurement markets at an early stage, respond to changes and ensure a constant supply of raw materials. The holding company also ensures that Bayer can leverage its position as a single enterprise to achieve more favorable prices and supply terms for the Group as a whole.
Exchange and interest rate risks
We guard against exchange and interest rate risks by financing our business in local currencies or by hedging currency and interest positions using derivative financial instruments that serve no other purpose. Such instruments are employed according to the respective risk assessments and on the basis of detailed guidelines. See page 173 ff. for a detailed explanation of the use of derivative financial instruments.
Risk to pension obligations through capital market developments
Changes and developments on the stock, pension, real estate and other markets could lead to considerable changes in the value of plan assets. In addition, changes in earnings expectations would affect the cash value of our pension obligations. Furthermore, changes in expectations as regards our pension systems, for example with respect to wage and remuneration increases, the ratio of contributors to recipients, mortality, the development of health care costs and other factors, can lead to a significant increase or decrease in obligations for pensions or other post-employment benefits. This in turn would affect plan assets and could have a negative impact on pension costs, future contributions and stockholders’ equity. Please refer to note [28] to the financial statements (page 145 ff.) for more information on the funding of pensions and other post-employment benefits from pension systems.
We cannot rule out that charges or contributions that may become necessary in the future in connection with pensions and other post-employment benefits could have a significant negative effect on the Bayer Group’s liquidity and earnings performance.
Product and environmental risks
We address product and environmental risks by way of suitable quality assurance measures. These include certifying our operations to international standards, continuously upgrading our plants and processes, and developing new and improved products. Strict quality requirements are met by applying uniform standards throughout the world. We

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place great importance on the safety of our products and their proper usage by customers. We are committed to the international Responsible Care initiative of the chemical industry and to our own safety and environmental management system, which we report on at regular intervals. Specially developed guidelines on product stewardship, occupational safety and environmental protection are designed to ensure that all of our employees act competently and responsibly.
To guard against possible liability risks and compensation claims, we have concluded insurance agreements to keep the potential consequences within reasonable limits or exclude them completely. The level of insurance coverage is continuously re-examined.
Legal risks
As a global company with a diverse business portfolio, the Bayer Group is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, patent disputes, tax assessments, and environmental matters. The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal or regulatory judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could significantly affect our revenues and earnings.
Legal proceedings currently considered to involve material risks are outlined below. The litigation referred to does not necessarily represent an exhaustive list.
Lipobay/Baycol: As of January 13, 2006, the number of Lipobay/Baycol cases pending against Bayer worldwide was approximately 6,000 (approximately 5,900 of them in the United States, including several class actions). As of January 13, 2006, Bayer had settled 3,082 Lipobay/Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately US$1,147 million. Bayer will continue to offer fair compensation to people who experienced serious side effects while taking Lipobay/Baycol on a voluntary basis and without concession of liability. In the United States five cases have been tried to date all of which were found in Bayer’s favor.
After more than four years of litigation we are currently aware of fewer than 50 pending cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States.
In the fiscal years 2003 and 2004, Bayer recorded a total €347 million charge to the operating result beyond the insurance coverage. A further €43 million charge to the operating result was recorded in 2005, in respect of settlements already concluded or expected to be concluded and anticipated defense costs.
A group of stockholders has filed a class-action lawsuit claiming damages against Bayer AG and Bayer Corporation and two current or former managers. The suit alleges that Bayer violated U.S. securities laws by making misleading statements, prior to the withdrawal of Lipobay/Baycol from the market, about the product’s commercial prospects and, after its withdrawal, about the related potential financial liability. In September 2005 the court dismissed with prejudice the claims of non-U.S. purchasers of Bayer AG stock on non-U.S. exchanges. Bayer believes it has meritorious defenses and will defend itself vigorously.

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PPA: Bayer is a defendant in numerous product liability lawsuits relating to phenylpropanolamine (PPA), which was previously contained in a cough/cold product of the company supplied in effervescent-tablet form. The first PPA lawsuits were filed after the U.S. Food and Drug Administration recommended in the fall of 2000 that manufacturers voluntarily cease marketing products containing this active ingredient. Plaintiffs are alleging injuries related to the claimed ingestion of PPA.
As of January 13, 2006, 286 lawsuits were pending in U.S. federal and state courts against Bayer, of which 136 name Bayer as the only manufacturing defendant. An additional 295 cases are on appeal in federal court after the plaintiffs’ claims had been dismissed for failure to comply with procedural requirements. No lawsuits have been filed outside the United States.
Three state cases have proceeded to trial. Two have resulted in defense verdicts for Bayer. In one case, the plaintiff was awarded damages of US$400,000. This case was settled in July 2005 while on appeal.
As of January 13, 2006, Bayer had settled 247 cases resulting in payments of approximately US$42 million, without acknowledging any liability. In the fiscal year 2005, Bayer recorded expenses in the amount of €62 million for settlements already concluded or expected to be concluded and expected defense costs.
Bayer will defend itself vigorously in all Lipobay/Baycol and PPA cases in which in our view no potential for settlement exists or where an appropriate settlement cannot be achieved. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to further estimate potential liability.
Since the existing insurance coverage is exhausted (insurance coverage for PPA exists for up to 5 percent of future costs), it is possible – depending on the future progress of the litigation – that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.
Cipro®: 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit (which has been dismissed) against Bayer involving the medication Cipro® have been filed since July 2000 in the United States. The plaintiffs are suing Bayer and other companies also named as defendants, alleging that a settlement to end patent litigation reached in 1997 between Bayer and Barr Laboratories, Inc. violated antitrust regulations. The plaintiffs claim the alleged violation prevented the marketing of generic ciprofloxacin as of 1997. In particular, they are seeking triple damages under U.S. law. After the settlement with Barr the patent was the subject of a successful re-examination by the U.S. Patent and Trademark Office and of successful defenses in U.S. Federal Courts. It has since expired.

Bayer Annual Report 2005	Management Report 55
All the actions pending in federal court were consolidated in federal district court in New York in a multidistrict litigation (MDL) proceeding. On March 31, 2005, the court granted Bayer’s motion for summary judgment and dismissed all of plaintiffs’ claims in the MDL proceeding. The plaintiffs are appealing this decision. Further cases are pending before various state courts. Bayer believes that it has meritorious defenses and intends to defend these cases vigorously.
Rubber, polyester polyols, urethane:
Proceedings involving the former rubber-related lines of business
Investigations by the E.U. Commission and the U.S. and Canadian antitrust authorities for alleged anticompetitive conduct involving certain products in the rubber field are pending. In two cases Bayer AG has already reached agreements with the U.S. Department of Justice to pay fines, amounting to US$66 million for antitrust violations relating to rubber chemicals and US$4.7 million for those relating to acrylonitrile-butadiene rubber (NBR). In December 2005, the E.U. Commission imposed a fine of €58.9 million for antitrust violations in the area of rubber chemicals. Further investigations by the named authorities are ongoing.
Numerous civil claims for damages including class actions are pending in the United States and Canada against Bayer AG and certain of its subsidiaries as well as other companies. The lawsuits involve rubber chemicals, EPDM, NBR and polychloroprene rubber (CR). Bayer has reached agreements or agreements in principle to settle a number of these court actions. Some of these agreements or agreements in principle remain subject to court approval. These settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims.
Proceedings involving polyester polyols, urethanes and urethane chemicals
Bayer Corporation has reached agreement with the U.S. Department of Justice to pay a fine of US$33 million for antitrust violations in the United States relating to adipic-based polyester polyols. A similar investigation is pending in Canada.
A number of civil claims for damages including class actions have been filed in the United States against Bayer involving allegations of unlawful collusion on prices for certain polyester polyols, urethanes and urethane chemicals product lines. Similar actions are pending in Canada with respect to polyester polyols.
Proceedings involving polyether polyols and other precursors for urethane end-use products
Bayer has been named as a defendant in multiple putative class action lawsuits involving allegations of price fixing of, inter alia, polyether polyols and certain other precursors for urethane end-use products. Bayer has reached an agreement in principle, subject to court approval, to settle all of the class action cases relating to claims from direct purchasers of polyether polyols, MDI or TDI (and related systems). The foregoing settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims. Bayer was served with a subpoena from the U.S. Department of Justice seeking information relating to the manufacture and sale of these products.

56 Management Report	Bayer Annual Report 2005
Impact of antitrust proceedings on Bayer
In consideration of the portion allocated to LANXESS, expenses in the amount of €336 million were accrued in the course of 2005 which led to the establishment of a provision for the previously described civil proceedings in the amount of €285 million as of December 31, 2005. Bayer created a provision of €80 million as of December 31, 2005 in respect of the rubber-related E.U. proceedings noted above, although a reliable estimate cannot be made as to the actual amount of any expected additional fines.
These provisions taken may not be sufficient to cover the ultimate outcome of the above-described matters. The amount of provisions established in 2005 for civil proceedings was based on the expected payments under the settlement agreements described above. In the case of proposed settlements in civil matters which have been asserted as class actions, members of the putative classes have the right to “opt out” of the class, meaning that they elect not to participate in the settlement. Plaintiffs that opt out are not bound by the terms of the settlement and have the right to independently bring individual actions in their own names to recover damages they allegedly suffered. We cannot predict the size or impact of the opt-out groups on the settlement agreements.
Bayer will continue to pursue settlements that in its view are warranted. In cases where settlement is not achievable, Bayer will continue to defend itself vigorously.
The financial risk associated with the proceedings described above beyond the amounts already paid and the financial provisions already established is currently not quantifiable due to the considerable uncertainty associated with these proceedings. Consequently, no provisions other than those described above have been established. The Company expects that, in the course of the regulatory proceedings and civil damages suits, additional charges will become necessary.
Patent and contractual disputes:
Further risks arise from patent disputes in the United States. Bayer is alleged to have infringed third-party patents relating to the blood coagulation factor Kogenate®. In another dispute, Bayer has filed suit against several companies, alleging patent infringement in connection with moxifloxacin. These companies are defending the action, claiming, among other things, that the patents are invalid and not enforceable.
In August 2005, Abbott filed suit against, among others, Bayer for alleged patent infringement in connection with blood glucose monitors. The Japanese manufacturer of the product Ascensia® Contour® system is contractually obligated to indemnify Bayer against the potential liability.
Risks also exist in connection with court or out-of-court proceedings in which Bayer is alleged to have violated contractual or pre-contractual obligations. For example, Aventis Behring LLC alleges that Bayer violated contractual obligations relating to the supply of Helixate® and is seeking damages.
Limagrain Genetics Corporation has filed suit against Bayer – as legal successor to Rhône-Poulenc – for indemnity against liabilities to third parties arising from breach of contract.
Bayer and Lyondell Group have asserted claims against each other in a binding arbitration proceeding arising from a joint venture agreement in the manufacture of propylene oxide generally relating to differences in contractual interpretation.
Bayer believes it has meritorious defenses in these patent and contractual disputes and will defend itself vigorously.

Bayer Annual Report 2005	Management Report 57
Product liability and other litigation:
Legal risks also arise from product liability lawsuits other than those concerning Lipobay/Baycol and PPA. Numerous actions are pending against Bayer seeking damages for plaintiffs resident outside of the United States who claim to have been become infected with HIV or HCV (hepatitis C virus) through blood plasma products. Further actions have been filed by U.S. residents who claim to have become infected with HCV. Bayer is also a defendant in cases in which plaintiffs are asserting claims alleging damage to health from the substance thimoseral, used especially in immunoglobulin therapies.
Bayer, together with other manufacturers, wholesalers and users is a defendant in the U.S. state of Alabama in cases seeking damages, including one nationwide putative class action, for personal injuries alleging health damages through exposure to diphenylmethane diisocyanate (MDI) used in coal mines.
Bayer, like a number of other pharmaceutical companies in the United States, has several lawsuits pending against it in which plaintiffs, including states, are seeking damages, punitive damages and/or disgorgement of profits, alleging manipulation in the reporting of wholesale prices and/or best prices.
A further risk may arise from asbestos litigation in the United States. In the majority of these cases, the plaintiffs allege that Bayer and co-defendants employed third parties on their sites in past decades without providing them with sufficient warnings or protection against the known dangers of asbestos. One Bayer affiliate in the United States is the legal successor to companies that sold asbestos products until 1976. Should liability be established, Union Carbide has to completely indemnify Bayer.
Bayer, among others, is named as a defendant in a putative nationwide class action pending in federal court in North Carolina in the United States which alleges violations of antitrust laws in the marketing of the pest control product Premise®.
Bayer believes it has meritorious defenses in these product liability and other proceedings and will defend itself vigorously.
Liability considerations following the LANXESS spin-off
The liability situation following the spin-off of the LANXESS subgroup is governed by both statutory and contractual provisions.
Under the German Transformation Act, all entities that are parties to a spin-off are jointly and severally liable for obligations of the transferor entity that are established prior to the spin-off date. Bayer AG and LANXESS AG are thus jointly and severally liable for all obligations of Bayer AG that existed on January 28, 2005. The company to which the respective obligations were not assigned under the Spin-Off and Acquisition Agreement ceases to be liable for such obligations after a five-year period.
Under the Master Agreement, Bayer AG and LANXESS AG shall release the other party from those liabilities each has assumed as principal debtor according to the Spin-Off Agreement and Acquisition Agreement.
The Master Agreement contains provisions for the general apportionment of liability as well as special provisions relating to the apportionment of product liability and of liability for environmental contamination and antitrust violations between Bayer AG and LANXESS. The Master Agreement applies to all activities of Bayer and LANXESS units throughout the world, subject to certain conditions for the United States.

58 Management Report	Bayer Annual Report 2005
Subsequent events
With effect from January 1, 2006, the Pharmaceuticals, Biological Products reporting segment was renamed Pharmaceuticals. The activities of the Biological Products Division, which existed until December 31, 2005, are now part of the Pharmaceuticals Division.
On January 3, 2006, Bayer HealthCare announced its acquisition from GlaxoSmithKline of the European business for the blood pressure treatment telmisartan, which is marketed under the trade names Pritor® and PritorPlus®. The acquired business achieved sales of approximately €65 million in 2005. With this acquisition, we gained the right to market the drug in Italy, Spain, France, Greece, Portugal and additional European markets. It was agreed not to disclose the financial terms of the transaction.
In addition, Bayer HealthCare and Nuvelo Inc. announced on January 5, 2006 that they had entered into a collaboration agreement for the development and commercialization of alfimeprase, a novel blood clot dissolver which is currently in clinical phase III development. Because of the late-stage development status of alfimeprase, Nuvelo received a US$50 million up-front cash payment in January 2006. The company could additionally receive up to US$335 million in milestone payments. Bayer HealthCare will bear 40 percent, and Nuvelo 60 percent, of the global development costs. Nuvelo will conduct the clinical development program.
On January 9, 2006, Bayer Innovation GmbH acquired the biotech company Icon Genetics AG, headquartered in Munich, Germany. Icon Genetics discovers innovative methods for the development and use of engineered plants in the manufacture of therapeutically active substances.
Two studies published in the medical literature in January 2006 reported an association of Trasylol® (aprotinin) with an increased risk of serious renal dysfunction and cardiovascular/cerebrovascular events (heart failure and stroke) in patients undergoing open-heart surgery. Relevant regulatory authorities are currently reviewing these reports. Based upon the results of these reviews, the authorities will determine what actions may be warranted. Bayer believes that Trasylol® is a safe and effective treatment when used in accordance with the product labeling.
Dr. Wolfgang Plischke was appointed to the Board of Management of Bayer AG with effect from March 1, 2006. Until that date he served as a member of the Bayer HealthCare Executive Committee and head of the Pharmaceuticals Division. Dr. Plischke will succeed Dr. Udo Oels, who ends his active duty following the Annual Stockholders’ Meeting on April 28, 2006.

Bayer Annual Report 2005	Management Report 59
Future Perspectives
Economic outlook
Despite the strong headwind resulting from ongoing high raw material and energy prices, we once again expect robust economic growth worldwide for 2006, albeit with declining momentum. Although the central banks will continue to slowly and gradually rein in their expansionary monetary policies, the global economy will most likely still benefit from low financing costs and relatively good corporate earnings performances. However, we are not underestimating the risks that the economy could face as a result of global trade imbalances, a stronger increase in raw material prices or a considerable slowdown in the real estate market. In the short-term, rising energy prices will most likely present the biggest risk to growth.
We continue to rate the perspectives for economic development in the United States as positive. Economic growth will most likely remain strong and support the global economy. However, a further tightening of monetary policy could gradually weaken the pace of economic growth. The Federal Reserve (FED) is expected to at first continue its policy of moderate interest rate hikes and thus further reduce the stimulating effect of monetary policy. Private consumption probably will not increase as strongly as in 2005 due to the expected cooling of the real estate market, but will most likely remain robust as employment rates continue to rise. We also expect that investment activity will be spurred in part by favorable corporate earnings performances and increasing capacity bottlenecks in various sectors.
The economic recovery that became apparent in Europe in the final months of 2005 will most likely strengthen in 2006. However, the growth rate will likely be weaker than in other regions. In the euro zone we anticipate that the pace of expansion will accelerate slightly, buoyed by growth in exports and improved corporate competitiveness. However, we do not yet see a turnaround toward sustained stronger growth. We expect that equipment investments will increase significantly over the course of the year due to continued low interest rates and positive earnings forecasts. On the other hand, the growth in private consumption will most likely be restrained, although somewhat stronger than in 2005. Despite the slightly more positive overall trends, rising energy prices and continuing weak consumer confidence could continue to dampen the economy.
We believe that the recovery of the Japanese economy will continue, driven by the favorable situation on the employment market and by robust corporate investment activity. Private consumption is expected to continue to expand moderately, although the increase in demand could slow down somewhat due to a restrictive financial policy coupled with high national debt. Exports will probably rise sharply in the short term, but the pace of growth could ease later on.
In the east Asian threshold countries, the pace of economic growth will weaken somewhat due to the slowdown in China. In our estimation, however, the outlook remains positive overall. Despite a reduction in the pace of growth, the Chinese economy is likely to continue to spur trade within the region. This will enable most countries to remain on a strong expansion course due to export growth and higher domestic demand.
In our opinion, the Latin American economy will most likely sustain robust growth in view of continued strong exports, persistently high raw material prices and the strengthening of domestic demand. Growth is expected to be slightly below that of the past two years overall, however.

60 Management Report	Bayer Annual Report 2005
Business strategy
The Bayer Group is focusing on the fast-growing, innovation-driven health care, nutrition and high-tech materials businesses in line with its mission statement: “Bayer: Science For A Better Life.” By strategically aligning ourselves to these attractive markets and concentrating on our core competencies, we aim to invest more intensively in growth areas and innovative technologies in order to achieve a leadership role or expand our already strong market positions. We will also press ahead with cost-containment and efficiency-improvement efforts in order to further increase the company’s value over the long term. For a detailed description of our financial strategy, please consult the Liquidity and Capital Resources section on page 29 ff.
Bayer HealthCare
Bayer HealthCare’s goal is to match or exceed market growth in all divisions.
Our biggest HealthCare division, Pharmaceuticals, comprises both Specialty Care and Primary Care activities. In addition to products emerging from our own research and development laboratories, our strategy for strengthening our portfolio also includes inlicensing and life cycle management. We also regularly examine options for expanding our business through collaborations or acquisitions.
Our primary goal in Specialty Care, which concentrates on the growth and development indications oncology and hematology/cardiology, is the global expansion of our business. In this field, which is characterized by a high demand for innovation, Bayer offers a number of successful products, such as Kogenate® and Trasylol®, and promising new brands and development projects, such as Nexavar® and the Factor Xa inhibitor BAY 59-7939. The introduction of Nexavar® in the United States at the end of 2005 for the treatment of renal cell carcinoma was an important step in strengthening our pharmaceutical specialties business.
Our Primary Care business offers products for general practitioners, such as our young Levitra® brand and more established brands like Adalat®, Avelox®, Cipro® and Glucobay®. While we have formed a marketing alliance with Schering-Plough in the United States, we handle business in the other regions ourselves. Here we aim to further strengthen our activities through targeted inlicensing.
The goal of our Consumer Care Division is to expand our leading position in the OTC market. Following the successful integration of Roche Consumer Health, we aim to fully exhaust the growth potential of our well-known brands such as Alka-Seltzer®, Aspirin®, Bepanthen®, One-A-Day® and Rennie® through intensive marketing and product management. We also plan to further expand our position through external growth.
Our Diagnostics Division is working toward taking a place among the world’s leading suppliers. Here we are focusing on the immunoassay, clinical chemistry and molecular testing market segments. Our strategy is focused on achieving growth by reaching new customer groups and offering cost-effective system solutions and services. We are also investing in the expansion of our position in growing markets such as Asia.
Our Diabetes Care Division aims to expand its competitive position in the area of blood glucose measurement. To this end, we are expanding our product range by developing new measurement systems and test strips to enable even more user-friendly blood sugar monitoring for diabetics. We intend to enhance our competitiveness through cost-containment measures and the more efficient use of our resources. Our strategy also includes increasing our expertise through strategic partnerships.

Bayer Annual Report 2005	Management Report 61
In the Animal Health Division we aim to become a preferred partner and solutions provider. Our strategy is directed primarily at strengthening the division through organic growth and the focus on attractive markets. In order to supplement our product range, Animal Health regularly evaluates options for acquisitions or strategic alliances.
Bayer CropScience
The Bayer CropScience subgroup, which is comprised of the Crop Protection and Environmental Science, BioScience segments, aims to strengthen its leading market position. Here we plan to further develop our existing portfolio in order to achieve sustained profitable growth. We will evaluate external growth options particularly in the Environmental Science, BioScience segment. Bayer CropScience intends to achieve its earnings targets primarily by introducing new products, keeping tight control on costs and consolidating its portfolio. We aim to further increase efficiency in all areas of Bayer CropScience through cost-containment and the improvement of internal business processes.
Our Crop Protection segment is committed to defending its leading market position. Here we are relying in particular on our strong global presence and on our innovative portfolio of high-performance insecticides, fungicides, herbicides and seed treatment products. We are also focusing on the continuous introduction of new products from our research and development pipeline and on consistent life cycle management.
Environmental Science is one of the world’s leading suppliers of non-agricultural pest control products. Our goal is to further expand this market position by developing and marketing high-quality products. We also aim to build strong partnerships with our customers and offer made-to-measure, customer-oriented innovations that generate strong brand loyalty.
BioScience is internationally active in seed research, development and marketing. The business unit offers solutions based on plant biotechnology and breeding, concentrating on canola, cotton, rice and vegetables. We also develop innovative, plant-based materials for applications in health care, biomaterials and nutrition.
Bayer MaterialScience
The Bayer MaterialScience subgroup aims to further expand its global market position. Here we are relying in particular on our technological know-how, new applications for our products and the targeted expansion of our presence in the growth markets of Asia.
Our portfolio is focused mainly on polycarbonates and polyurethanes. Here we concentrate on world-scale facilities featuring state-of-the-art technology, and pursue an organic growth strategy. In addition to our activities in the growth market of China, we constantly evaluate business options in other regions in order to expand our market coverage.
We rely on products and applications emerging from our R&D laboratories for the further development of our businesses. To access innovative markets, Bayer MaterialScience identifies new technology and market trends, evaluates them and transfers the most promising ideas to research and development projects. We also support our growth strategy by examining strategic partnerships and opportunities for forward integration.

62 Management Report	Bayer Annual Report 2005
Objectives for 2006
Planning assumptions
We continue to predict a supportive business environment. Our planning for the next two years is based on the assumption that the world economy will grow at an annual rate of about 3 percent and that our most important customer industries and markets will develop favorably. We have budgeted for an exchange rate of US$1.30 to the euro.
Risks to this forecast stem mainly from the potentially adverse economic effects of trends in raw material and energy prices.
Group sales and earnings forecast
Fiscal 2005 was among the most successful years in Bayer’s history, with EBIT at a record high. Our underlying EBITDA margin of 18.6 percent already put us very close to our 2006 target a year ahead of schedule. We intend to build on this positive development.
In 2006 we aim to grow at least with the market in all areas and again improve our overall operating performance. We expect Group sales in 2006 to exceed €28 billion, which would mean an increase of about 5 percent on a currency- and portfolio-adjusted basis. The high earnings level of 2005 will be the yardstick for our performance in 2006. We plan to achieve a slight further improvement in EBIT before special items and in underlying EBITDA. Earnings growth is likely to come mainly from the HealthCare and CropScience subgroups, while profitability in MaterialScience could fall short of the excellent 2005 level.
In 2006 we are targeting an underlying EBITDA margin of approximately 19 percent, to continue the upward trend of recent years.
We are budgeting for special charges of less than €100 million. This amount does not include potential litigation-related expenses or charges for possible further restructuring in the CropScience subgroup.
To safeguard growth, we are planning capital expenditures of €1.7 billion, including €1.5 billion for property, plant and equipment. We anticipate that depreciation and amortization will total roughly €1.7 billion, with property, plant and equipment accounting for €1.1 billion of this amount. We plan to spend €1.9 billion on research and development.
In 2007 – based on currently available information and the aforementioned planning assumptions – we expect to record a positive business performance and a further increase in earning power.
Subgroups’ sales and earnings forecasts
Bayer HealthCare
We expect the market environment for our Healthcare activities to remain favorable. All divisions should be able to expand at least with the market, given the high growth potential of our portfolio and the new products it includes. We believe this subgroup can improve EBIT before special items by more than 10 percent. Crucial to this significant planned increase will be higher product sales combined with enhanced efficiencies in Consumer Care and Pharmaceuticals. Overall we aim to further improve on the current underlying EBITDA margin of 19 percent.

Bayer Annual Report 2005	Management Report 63
Bayer CropScience
Following the decline in the crop protection market in 2005, we predict a modest overall increase in 2006. Drawing on our portfolio of new active ingredients, we plan to grow above market and increase EBIT before special items. The underlying EBITDA margin should continue to improve.
Against a background of adverse market developments, particularly in Brazil, we will not yet meet our original target of a 25 percent EBITDA margin in 2006. Further restructuring will be carried out to enhance profitability.
Bayer MaterialScience
Following a very successful 2005, we believe the general market environment for the MaterialScience business will remain positive and that we can continue to grow in 2006. Our planning assumes an increase in global production capacities and higher energy costs, with raw material costs remaining steady at a high level. In view of these conditions, we again expect to post excellent EBIT before special items, though possibly below the 2005 level. In 2005 we already achieved the EBITDA margin of 18 percent targeted for 2006. This figure is now likely to decline slightly in 2006.

64 Bayer CropScience	Bayer Annual Report 2005

Bayer Annual Report 2005	Bayer: Science For A Better Life 65

66 Bayer CropScience	Bayer Annual Report 2005
Jerry Mimms is among the many cotton farmers in the United States who have come to rely on FiberMax® seed, which has been very successful in the U.S. and several other countries. And with good reason: this seed yields top-quality fibers.
Each year roughly 23 million tons of cotton fiber – worth more than €20 billion – is produced globally. Yet only ten percent of this yield is of peak quality, with extremely fine, long and strong fibers. Before FiberMax® came on the scene, cotton of this quality could be grown only in areas such as Egypt, California and Australia.
The development of high-quality seed such as FiberMax® is at the focus of the company’s biotech research. Bayer CropScience hopes to offer cotton seed that yields not only longer fibers but also other useful properties such as fire retardancy, wrinkle-free characteristics and better dye fastness.
For Bayer, plant biotechnology is among the most important technologies of the twenty-first century. Apart from developing seed products, Bayer is also planning to manufacture products and active ingredients for the health care and nutrition fields, as well as for industrial applications that have a key role to play in the development of renewable resources.
Today, Bayer CropScience not only develops leading quality seed products, it is the world leader in crop protection and has innovative active ingredients under development that should ensure that the company maintains this position. Since 2000, a total of 16 new active ingredients have been introduced to the market, with ten more substances due to be added to the BCS portfolio by 2011.

Bayer Annual Report 2005	Bayer: Science For A Better Life 67

68 Investor Information	Bayer Annual Report 2005
Bayer stock posts record performance of 54 percent
Bayer ranked among the best equities in the DAX index in 2005, with a performance* of 54 percent on the year. The stock closed the year at €35.29, its highest year-end price since 2000. The dividend of €0.95 per share for 2005 to be proposed to the Annual Stockholders’ Meeting represents a 73 percent increase from the previous year.
A very good year on the stock market
2005 was a very good year for equity investors. On December 30, 2005, the German stock index DAX closed up 27.1 percent at 5,408 points. Until May, the DAX moved mainly sideways against a background of uncertainty caused by rising oil prices and other factors. The turning point came in May when the German government announced an early parliamentary election. In the weeks that followed, the DAX showed a marked upward trend, temporarily dampened by the terrorist attacks in London in July. On September 7 the DAX reached 5,000 points for the first time since May 2002. The EURO STOXX 50, which contains the 50 leading blue chips in the euro zone, including Bayer, ended the year up 24.3 percent.
Bayer stock clearly outperformed the DAX in 2005
Bayer stock significantly outperformed the DAX index in 2005, ending the year up 50.5 percent at €35.29, the highest year-end price since 2000. Including the 2004 dividend of €0.55 per share paid in 2005, our stock achieved a performance of 53.7 percent. Market capitalization (the number of shares multiplied by the year-end price) was €25.8 billion, €8.7 billion higher than the year before.
Having hit its low for the year in January (closing price on January 12, 2005: €22.11), the price of Bayer stock advanced more or less steadily throughout 2005. In the early part of the year the improvement was mainly driven by the spin-off of LANXESS. The first quarter’s results were very well received by the capital market, bolstering the upward trend, with further support coming from the release of positive data on the clinical trials for our cancer drug Nexavar®. The alliance with Johnson & Johnson for our Factor Xa inhibitor, along with very strong third-quarter figures, provided a further sharp boost to the share price toward the end of the year.
High demand for innovative hybrid bond
To finance its activities, Bayer issues bonds under rule 144a in the U.S. and under a European Medium Term Notes (EMTN) program. The larger bond issues of Bayer AG under the EMTN program are listed in major bond indices in light of their high issuance volume and liquidity.
Last year the Bayer Group once again offered bond investors attractive investment opportunities, including an innovative hybrid bond. This

*	growth in share price plus reinvested dividend

Bayer Annual Report 2005	Investor Information 69
subordinated bond has a 100-year term, and Bayer has a quarterly call option at par after ten years. In addition the bond contains certain coupon deferral mechanisms. In return, investors were offered a high nominal interest rate of 5 percent p.a. This hybrid bond is treated as debt for accounting purposes but is regarded mainly as equity by the rating agencies and thus improves the Group’s debt coverage ratios. Demand for the bond was so high that an issuance volume of €1.3 billion was placed at the lowest new issue spread achieved to date for any corporate hybrid bond.

Bayer Stock Data		2004		2005

Dividend		€0.55		0.95

Earnings per share		€0.94		2.19

Gross cash flow per share		€3.95		4.76

Equity per share		€14.98		15.28

Year-end price*		€23.45	**	35.29

High for the year*		€23.92	**	35.92

Low for the year*		€18.33	**	22.11

Shares issued as of year end	million	730.34		730.34

Average daily share turnover on German stock exchanges	million	3.9		4.1

Market capitalization at year end	€ billion	17.1		25.8

Total dividend payment	€ million	402		694

Price/earnings ratio		24.9		16.1

Price/cash flow ratio		5.9		7.4

Dividend yield	%	2.3		2.7

*	XETRA closing prices; Source: Bloomberg

**	2004 prices adjusted for the spin-off of LANXESS

70 Investor Information	Bayer Annual Report 2005
For the successful structuring and placement of this hybrid bond, Bayer received awards for the best corporate bond issue of 2005 from both the International Financing Review (ifr) and the financial journal EuroWeek.
Bayer’s high credit standing maintained
Both Standard & Poor’s and Moody’s confirmed the company’s high creditworthiness on several occasions last year, upholding their previous ratings.

	Long-term	Short-term
	rating	rating	Outlook	Since
Moody’s	A3	P-2	stable	June 2003

S&P	A	A-1	stable	July 2004

Dividend raised to €0.95
The Board of Management and the Supervisory Board will propose to the Annual Stockholders’ Meeting that a dividend of €0.95 per share be paid for fiscal 2005 – up €0.40, or 73 percent, from the previous year. The dividend yield calculated on the year-end price of the stock is 2.7 percent.
This substantial increase in the dividend is intended to ensure that our stockholders benefit appropriately from our very pleasing results for 2005 and expresses our confidence in the future development of the enterprise.
Dialogue with the capital market stepped up further
In 2005 our investor relations activities continued to focus on providing timely and reliable information to financial analysts, institutional investors, rating agencies and private investors.
We addressed analysts and institutional investors and responded to their questions at more than 40 roadshows and investor conferences in the financial centers of Europe, North America and Asia. Principal topics included the status of the development candidates in our pharmaceutical pipeline, Bayer’s role in the bidding for the Boots OTC business, our assessment of the chemicals cycle and trends on the global agrochemicals market.

Bayer Annual Report 2005	Investor Information 71
We also organized two special conferences in 2005 to give analysts and investors even deeper insight into the Bayer Group’s business activities.
The first of these was held at the European headquarters of Bayer CropScience in Lyon, France, in September, and provided detailed information on all aspects of that subgroup’s business. Then in December, we invited investors to a research and development conference in London to explain the entire spectrum of research taking place in the Bayer Group. Both events were broadcast live on the Internet, and on-demand versions remain available on our website.
Moreover, we held a total of seven telephone conference calls, which were also streamed live over the Internet, to provide additional background to our quarterly results and key events at Bayer.
Buoyant demand for Bayer stock
Bayer shares are listed on all stock exchanges in Germany, on the New York Stock Exchange, and also in Spain, Japan, the U.K. and Switzerland. In the United States, Bayer stock is traded in the form of American Depositary Receipts (ADRs).
In early 2006 we delisted our stock in Italy, Luxembourg, the Netherlands, Belgium and France, largely because of low trading volumes in these markets.
The average daily trading volume in Bayer stock on the German stock exchanges was about 4.1 million shares (2004: 3.9 million). There were some 37.3 million ADRs outstanding at the end of December 2005, with each ADR representing one share.

WWW.INVESTOR.BAYER.COM

72 Corporate Governance*	Bayer Annual Report 2005
Bayer complies with the German Corporate Governance Code
Bayer has always placed great importance on responsible corporate governance and will continue to do so. Last year the company issued a declaration that it is in full compliance with the recommendations of the German Corporate Governance Code.
In 2005 the Board of Management and Supervisory Board again addressed the issue of code compliance, particularly in light of the new recommendations issued on June 2. The resulting Declaration of Conformity (see page 74) was published in December 2005 and posted on Bayer’s website along with previous declarations.
Compliance with the recommendations means, for example, that it will not be the rule for the former Chairman or other member of the Board of Management to become a member of the Supervisory Board (Article 5.4.4). Similarly, when elections to the Supervisory Board were held in April 2005, Bayer already complied with the recommendation that members be elected individually (Article 5.4.3.).
Supervisory Board: oversight and control functions
The role of the 20-member Supervisory Board is to oversee and advise the Board of Management. Under the German Codetermination Act, half the members of the Supervisory Board are elected by the stockholders, and half by the employees. The Supervisory Board is directly involved in decisions on matters of fundamental importance to the company and confers with the Board of Management on the company’s strategic alignment. It also holds regular discussions with the Board of Management on the company’s business strategy and status of its implementation.
The Chairman of the Supervisory Board coordinates its work and presides over the meetings. Through regular discussions with the Board of Management, the Supervisory Board is kept constantly informed of business policy, corporate planning and strategy. The annual budget and the consolidated financial statements of Bayer AG and the Bayer Group are submitted to the Supervisory Board to obtain its approval, which must also take the auditor’s report into account. Details are provided in the Report of the Supervisory Board on page 189 ff. of this Annual Report. The committees set up by the Supervisory Board operate in compliance with the German Stock Corporation Act, the German Corporate Governance Code, the U.S. Sarbanes-Oxley Act and the rules of the New York Stock Exchange. The committees of the Supervisory Board are as follows:
Presidial Committee: This comprises two stockholder representatives and two employee representatives. Its main task is to serve as the mediation committee pursuant to the German Codetermination Act. It submits proposals to the Supervisory Board on the appointment of members of the Board of Management if the necessary two-thirds majority is not achieved in the first vote at a plenary meeting.
Audit Committee: The Audit Committee, comprising three stockholder representatives and three employee representatives, meets four times a year. Its tasks include examining the company’s internal and external accounting and the quarterly and annual financial statements prepared by the Board of Management. On the basis of the auditor’s report on the annual financial statements, the Audit Committee submits proposals concerning their approval by the full Supervisory Board.
The Audit Committee also oversees the company’s internal control system along with the procedures used to identify, track and manage risks, and monitors compliance with laws and statutory regulations.
The company’s Corporate Auditing department reports regularly to the Audit Committee, which also is responsible for the company’s relationship with the external auditor. The Audit Committee prepares the awarding of the audit contract to the audit firm appointed by the Annual Stockholders’ Meeting, suggests areas of focus for the audit and determines the auditor’s remuneration. It also

*	report pursuant to Section 3.10 of the German Corporate Governance Code see note [29.1] to the financial statements on page 161 for information on Section 7.1.3 of the Code (stock option programs)

WWW.BAYER.COM >  ABOUT BAYER  > CORPORATE GOVERNANCE

Bayer Annual Report 2005	Corporate Governance 73
monitors the independence, qualifications, rotation and efficiency of the auditor.

	Basic	Variable
Remuneration of the Members of the Supervisory Board	Remuneration	Remuneration	Total
€
Dr. Paul Achleitner	70,041.67	21,012.50	91,054.17

Dr. Josef Ackermann	60,000.00	18,000.00	78,000.00

Andreas Becker	40,167.00	12,050.00	52,217.00

Karl-Josef Ellrich	75,000.00	22,500.00	97,500.00

Dr. Thomas Fischer	18,750.00	5,625.00	24,375.00

Erhard Gipperich	105,000.00	31,500.00	136,500.00

Thomas Hellmuth	60,000.00	18,000.00	78,000.00

Prof. Dr.-Ing. e. h. Hans-Olaf Henkel	75,000.00	22,500.00	97,500.00

Dr. rer. pol. Dipl.-Kfm. Klaus Kleinfeld	40,167.00	12,050.00	52,217.00

Dr. h. c. Martin Kohlhaussen	105,000.00	31,500.00	136,500.00

John Christian Kornblum	60,000.00	18,000.00	78,000.00

Petra Kronen	75,000.00	22,500.00	97,500.00

Dr. Heinrich von Pierer	24,791.33	7,437.50	32,228.83

Wolfgang Schenk	56,250.00	16,875.00	73,125.00

Hubertus Schmoldt	75,000.00	22,500.00	97,500.00

Dr. Manfred Schneider	180,000.00	54,000.00	234,000.00

Dieter Schulte	60,000.00	18,000.00	78,000.00

Dr.-Ing. Ekkehard D. Schulz	40,167.00	12,050.00	52,217.00

Dipl.-Ing. Dr. Ing. e. h. Jürgen Weber	60,000.00	18,000.00	78,000.00

Siegfried Wendlandt	75,000.00	22,500.00	97,500.00

Reinhard Wendt	19,833.00	5,950.00	25,783.00

Thomas de Win	75,000.00	22,500.00	97,500.00

Prof. Dr. Dr. h. c. Ernst-Ludwig Winnacker	60,000.00	18,000.00	78,000.00

Dr. Hermann Wunderlich	19,833.00	5,950.00	25,783.00

The Supervisory Board of Bayer AG has designated Dr. Manfred Schneider as an Audit Committee Financial Expert pursuant to the Sarbanes-Oxley Act.
Human Resources Committee: On this committee, too, there is parity of representation between stockholders and employees. It consists of the Chairman of the Supervisory Board, one other stockholder representative and two employee representatives. The Human Resources Committee prepares the personnel decisions to be made by the Supervisory Board. In particular, it concludes service contracts with the members of the Board of Management on behalf of the Supervisory Board. It also provides advice on long-term succession planning for the Board of Management.
Personal liability in place of a deductible
With regard to the recommendation in the German Corporate Governance Code that a deductible be agreed for any D&O (directors’ and officers’ liability) insurance, the company’s D&O insurance does not cover intentional breach of duty and thus there is no deductible.
Instead, personal declarations have been given by the members of the Board of Management and Supervisory Board that, should they cause damage to the company or third parties through gross negligence (by German standards) in the performance of their duties, they undertake to pay for such damage up to the equivalent of half their total annual compensation for the year in which such damage occurs. The members of the Supervisory Board undertake to pay for such damage, if caused by them, up to the equivalent of the variable portion of their respective annual compensation as Supervisory Board members for the relevant year.

74 Corporate Governance	Bayer Annual Report 2005
Disclosure of securities transactions by members of the Supervisory Board and Board of Management
To comply with Section 15 a of the German Securities Trading Act, members of the Board of Management and Supervisory Board and their close relatives are required to disclose all transactions involving the purchase or sale of Bayer stock where such transactions total €5,000 or more in a calendar year. Bayer publishes details of such transactions immediately on its website and also notifies the German Financial Supervisory Authority accordingly. No reportable securities transactions were made in fiscal 2005.
According to information filed with the company by members of the Board of Management and Supervisory Board, their total holdings of Bayer stock and related financial instruments amounted to less than 1 percent of the issued stock on the closing date for the financial statements.
Systematic monitoring of all business activities
Bayer has an internal control system in place to ensure early identification of any business or financial risks and enable it to manage such risks so as to minimize any impact on the achievement of its commercial objectives. The control system is designed to ensure timely and accurate accounting for all business processes and the constant availability of reliable data on the company’s financial position.
Where acquisitions are made during a fiscal year, we aim to bring the acquired units’ internal control systems into line with those of the Bayer Group as quickly as possible.
Declaration by the Board of Management and the Supervisory Board of Bayer AG
concerning the German Corporate Governance Code (June 2, 2005 version) pursuant to Article 161 of the German Stock Corporation Act*
Under article 161 of the German Stock Corporation Act, the Board of Management and the Supervisory Board of Bayer AG are required to issue an annual declaration that the company has been, and is, in compliance with the recommendations of the “Government Commission on the German Corporate Governance Code” as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger), or to advise of any recommendations that have not been, or are not being, applied. The declaration pursuant to article 161 of the Stock Corporation Act shall be available to shareholders at all times.
With respect to the past, the following declaration refers to the May 21, 2003 version of the Code. With respect to present and future corporate governance practices at Bayer AG, the following declaration refers to the recommendations in the June 2, 2005 version of the Code.
The Board of Management and the Supervisory Board of Bayer AG hereby declare that the company is in compliance with the recommendations of the “Government Commission on the German Corporate Governance Code” as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette and has been in compliance since issuance of the last declaration of conformity in December 2004.
Leverkusen, December 2005

For the Board of Management:		For the Supervisory Board:

Wenning	Kühn	Dr. Schneider

*	This is an English translation of a German document. The German document is the official and controlling version, and this English translation in no event modifies, interprets or limits the official German version.

Bayer Annual Report 2005	Corporate Governance 75
However, the control and risk management system cannot protect the company from all business risks. In particular, it cannot provide absolute protection against losses or fraudulent actions.
Corporate Compliance Program
Our corporate activity is governed by national and local laws and statutes that place a range of obligations on the Bayer Group and its employees throughout the world. Bayer manages it business responsibly in compliance with the statutory and regulatory requirements of the countries in which it operates.
The Board of Management has also issued guidelines to support legal compliance. These are summarized in the “Program for Legal Compliance and Corporate Responsibility at Bayer” (Corporate Compliance Program), which contains binding rules on complying with international trade law, adhering to the principle of fair competition and concluding contracts with business partners on fair terms.
To avoid conflicts of interest, every employee is required to separate corporate and private interests. The program also lays down clear rules for employee integrity toward the company and the responsible handling of insider information.
Compliance Committees have been established at Bayer AG and each of its subgroups and service companies: Bayer HealthCare, Bayer CropScience, Bayer MaterialScience, Bayer Business Services, Bayer Technology Services and Bayer Industry Services. Each Compliance Committee includes at least one legal counsel.
The role of these committees is to initiate and monitor systematic, business-specific training and other measures necessary to ensure implementation of the Corporate Compliance Program. They are also responsible for investigating any suspected violations of the Corporate Compliance Program and, if necessary, taking steps to rectify them. All Compliance Committees report at least once a year to a coordination committee chaired by the Chief Financial Officer on any violations notified to them, the investigations carried out and their outcomes, and any corrective or disciplinary action taken. They also report on the systematic training and implementation measures they have initiated to foster compliance.
All Bayer employees are required to immediately report any violations of the Compliance Program. In Germany, a telephone hotline to a law firm has been set up to allow this to be done anonymously.
Common values and leadership principles
The mission statement published in 2004 supplements the Corporate Compliance Program and sets out the principles underlying Bayer’s corporate strategy. It outlines the foundation of our corporate philosophy and activity to stockholders, customers, employees and the general public. Common values and leadership principles are considered essential for every employee’s daily work. The values include a will to succeed; a passion for our stakeholders; integrity, openness and honesty; respect for people and nature; and the sustainability of our actions. The assessment of managers’ performance on the basis of defined leadership principles (see graphic) helps to ensure adherence to these values throughout the enterprise.
Detailed reporting
To maximize transparency, we provide regular and timely information on the company’s position and significant changes in business activities for stockholders, financial analysts, stockholders’ associations, the media and the general public. Bayer complies with the recommendations of the Corporate Governance Code by publishing reports on business trends, earnings and the Group’s

76 Corporate Governance	Bayer Annual Report 2005
financial position four times a year. The annual consolidated financial statements of the Bayer Group are published within 90 days following the end of the fiscal year. In addition to the annual report, quarterly reports, news conferences and analysts’ meetings, Bayer publishes the reports on Form 20-F (annual report) and Form 6-K (e. g. quarterly report) as required by the U.S. Securities and Exchange Commission (SEC). Bayer also uses the Internet as a platform for timely disclosure of information, including details of the dates of major publications and events such as the annual and quarterly reports and the Annual Stockholders’ Meeting.
In line with the principle of fair disclosure, we provide the same information to all stockholders and all main target groups. All significant new facts are disclosed immediately. Stockholders also have timely access to the information that Bayer publishes in foreign countries in compliance with local stock market regulations.
In addition to our regular reporting, we issue ad-hoc statements on developments that might not otherwise become publicly known but have the potential to materially affect the price of Bayer stock.
Investor protection in compliance with the Sarbanes-Oxley Act
As an international company with subsidiaries in many countries, Bayer AG is listed on a number of stock exchanges around the world, including the New York Stock Exchange (NYSE). It therefore has to comply not only with the rules of the U.S. stock exchange regulator, the Securities and Exchange Commission (SEC), but also with U.S. laws such as the Sarbanes-Oxley Act adopted by the U.S. Congress in July 2002. This law is designed to provide greater protection for investors and has resulted in a variety of new corporate governance requirements in addition to the SEC rules.
The Bayer Group has brought its corporate governance into line with U.S. regulations in many respects, but further steps are necessary in some cases. For example, the Bayer Group is currently extending its system of internal controls over financial reporting to meet SEC demands, with the aim of ensuring compliance with Section 404 of the Sarbanes-Oxley Act as of fiscal 2006. This is taking place on the basis of the COSO model (Committee of Sponsoring Organizations of the Treadway Commission), which provides an internationally accepted standard for internal control systems.

Bayer Annual Report 2005	Consolidated Financial Statements of the Bayer Group 77

	Consolidated Financial Statements of the Bayer Group

	Management’s Statement of Responsibility for Financial Reporting	78

	Independent Auditor’s Report	79

	Consolidated Statements of Income	80

	Consolidated Balance Sheets	81

	Consolidated Statements of Cash Flows	82

	Consolidated Statements of Recognized Income and Expense	83

	Notes to the Consolidated Financial Statements of the Bayer Group

1.	Key Data by Segment and Region	84

2.	General information	86

3.	Effects of new accounting pronouncements	87

4.	Basic principles of the consolidated financial statements	92

4.1	Consolidation methods	92

4.2	Foreign currency translation	93

4.3	Basic recognition and valuation principles	94

4.4	Cash flow statement	101

4.5	Procedure used in global impairment testing and its impact	102

5.	Critical accounting policies	103

6.	Segment reporting	110

7.	Changes in the Bayer Group	112

7.1	Scope of consolidation	112

7.2	Business combinations and other acquisitions; divestments; discontinued operations	115

	Notes to the Statements of Income

8.	Net sales	121

9.	Selling expenses	121

10.	Research and development expenses	121

11.	Other operating income	122

12.	Other operating expenses	122

13.	Costs by type	122

13.1	Costs of materials	122

13.2	Personnel expenses/employees	123

13.3	Other taxes	123

14.	Operating result (EBIT)	124

15.	Non-operating result	124

15.1	Loss from investments in affiliated companies – net	124

15.2	Interest expense – net	125

15.3	Other non-operating expense – net	125

16.	Income taxes	126

17.	Minority stockholders’ interest in income/losses	129

18.	Earnings per share (€) from continuing and discontinued operations	129

	Notes to the Balance Sheets

19.	Goodwill and other intangible assets	131

20.	Property, plant and equipment	134

21.	Investments in associates	136

22.	Other financial assets	137

23.	Other receivables	139

24.	Inventories	140

25.	Trade accounts receivable	140

26.	Liquid assets	141

27.	Changes in stockholders’ equity	141

28.	Provisions for pensions and other post-employment benefits	145

29.	Other provisions	160

29.1	Stock-based compensation	161

29.2	Environmental protection	165

29.3	Restructuring charges	166

30.	Financial liabilities	168

31.	Trade accounts payable	171

32.	Miscellaneous liabilities	172

33.	Financial instruments	173

33.1	Management of financial and commodity price risks	173

33.2	Primary financial instruments	174

33.3	Economic hedges and hedge accounting with derivative financial instruments	175

34.	Commitments and contingencies	177

35.	Legal risks	179

	Notes to the Statements of Cash Flows

36.	Net cash provided by operating activities	184

37.	Net cash used in investing activities	184

38.	Net cash used in financial activities	185

39.	Cash and cash equivalents at end of year	185

	Other information

40.	Audit fees	185

41.	Related parties	186

42.	Total remuneration of the Board of Management and the Supervisory Board, advances and loans	186

78 Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Management’s Statement of Responsibility for Financial Reporting
The consolidated financial statements of the Bayer Group have been prepared by the management, which is responsible for the substance and objectivity of the information contained therein. The same applies to the management report, which is consistent with the financial statements.
Our financial reporting takes place according to the rules issued by the International Accounting Standards Board, London.
Effective internal monitoring procedures instituted by Group management at the consolidated companies along with appropriate staff training ensure the propriety of our reporting and its compliance with legal provisions. Integrity and social responsibility form the basis of our corporate principles and of their application in areas such as environmental protection, quality, product safety, plant safety and adherence to local laws and regulations. The worldwide implementation of these principles and the reliability and effectiveness of the monitoring procedures are continuously verified by our Corporate Auditing Department.
These measures in conjunction with a uniform reporting system throughout the Group ensure that Group companies present the management with an accurate view of their business operations, enabling us to discern risks to our assets or fluctuations in the economic performances of Group companies at an early stage and at the same time providing a reliable basis for the consolidated financial statements and management report.
The Board of Management conducts the business of the Group in the interests of the stockholders and in awareness of its responsibilities toward employees, communities and the environment in all the countries in which we operate. Our declared aim is to deploy the resources entrusted to us in order to increase the value of the Bayer Group as a whole.
In accordance with the resolution of the Annual Stockholders’ Meeting, the Supervisory Board appointed PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft as the independent auditor of the consolidated financial statements and of the statements’ compliance with the International Financial Reporting Standards. The scope of the auditor’s report, which appears on the following page, also includes Bayer’s risk management system, audited in light of the German Law on Corporate Supervision and Transparency. The consolidated financial statements, the management report and the auditor’s report were discussed in detail, in the presence of the auditor, by the Audit Committee of the Supervisory Board and at a plenary meeting of the Supervisory Board. The Report of the Supervisory Board appears on page 189 ff of this Annual Report.
The Board of Management

Bayer Annual Report 2005	Consolidated Financial Statements of the Bayer Group 79
Independent Auditor’s Report
We have audited the consolidated financial statements prepared by Bayer Aktiengesellschaft, Leverkusen, comprising the income statement, balance sheet, cash flow statement, statement of recognized income and expense and the notes to the consolidated financial statements, together with the group management report, for the business year from January 1, 2005 to December 31, 2005. The preparation of the consolidated financial statements and the group management report in accordance with the IFRS, as adopted by the E.U., and the additional requirements of German commercial law pursuant to § (Article) 315a Abs. (paragraph) 1 HGB (,,Handelsgesetzbuch”: German Commercial Code) are the responsibility of the parent Company’s Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.
We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) and additionally observed the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company’s Board of Management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.
Our audit has not led to any reservations.
In our opinion based on the findings of our audit the consolidated financial statements comply with the IFRS as adopted by the E.U., the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.
Essen, March 1, 2006
PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

P. Albrecht	V. Linke
Wirtschaftsprüfer	Wirtschaftsprüfer

80 Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Bayer Group Consolidated Statements of Income

	Note		2004[1]	2005
€ million
Net sales	[8	]	23,278	27,383

Cost of goods sold			(12,421)	(15,027)

Gross profit			10,857	12,356

Selling expenses	[9	]	(5,240)	(5,713)

Research and development expenses	[10	]	(1,927)	(1,886)

General administration expenses			(1,421)	(1,444)

Other operating income	[11	]	740	794

Other operating expenses	[12	]	(1,134)	(1,295)

Operating result [EBIT]	[14	]	1,875	2,812

Equity-method loss	[15.1	]	(139)	(10)

Non-operating income			483	634

Non-operating expenses			(997)	(1,237)

Non-operating result	[15	]	(653)	(613)

Income before income taxes			1,222	2,199

Income taxes	[16	]	(473)	(641)

Income from continuing operations after taxes			749	1,558

Income (loss) from discontinued operations after taxes	[7.2	]	(67)	37

Income after taxes			682	1,595

of which attributable to minority interest	[17	]	(3)	(2)

of which attributable to Bayer AG stockholders (net income)			685	1,597

Earnings per share (€)			0.94	2.19

From continuing operations	[18	]	1.03	2.14

Basic			1.03	2.14

Diluted			1.03	2.14

From continuing and discontinued operations	[18	]	0.94	2.19

Basic			0.94	2.19

Diluted			0.94	2.19

1	2004 figures restated

Bayer Annual Report 2005	Consolidated Financial Statements of the Bayer Group 81
Bayer Group Consolidated Balance Sheets

	Note		Dec. 31, 2004[1]	Dec. 31, 2005
€ million
Noncurrent assets
Goodwill and other intangible assets	[19	]	5,952	7,688

Property, plant and equipment	[20	]	7,662	8,321

Investments in associates	[21	]	744	795

Other financial assets	[22	]	1,169	1,429

Other receivables	[23	]	113	199

Deferred taxes	[16	]	1,219	1,698

			16,859	20,130

Current assets

Inventories	[24	]	4,738	5,504

Trade accounts receivable	[25	]	4,475	5,204

Other financial assets	[22	]	794	214

Other receivables	[23	]	1,543	1,421

Claims for tax refunds	[16	]	823	726

Liquid assets	[26	]

Marketable securities and other instruments			29	233

Cash and cash equivalents			3,570	3,290

			15,972	16,592

Assets held for sale and discontinued operations	[7.2	]	4,757	—

Total current assets			20,729	16,592

Assets			37,588	36,722

Equity attributable to Bayer AG stockholders

Capital stock of Bayer AG			1,870	1,870

Capital reserves of Bayer AG			2,942	2,942

Other reserves			6,399	6,265

Accumulated other comprehensive income (loss) from discontinued operations			(379)	—

			10,832	11,077

Equity attributable to minority interest			111	80

Stockholders’ equity	[27	]	10,943	11,157

Noncurrent liabilities

Provisions for pensions and other post-employment benefits	[28	]	6,219	7,174

Other provisions	[29	]	1,204	1,340

Financial liabilities	[30	]	7,025	7,185

Miscellaneous liabilities	[32	]	203	516

Deferred taxes	[16	]	644	280

			15,295	16,495

Current liabilities

Other provisions	[29	]	2,707	3,009

Financial liabilities	[30	]	2,166	1,767

Trade accounts payable	[31	]	1,759	1,974

Tax liabilities	[16	]	413	304

Miscellaneous liabilities	[32	]	1,918	2,016

			8,963	9,070

Liabilities directly related to assets held for sale and discontinued operations	[7.2	]	2,387	—

Total current liabilities			11,350	9,070

Liabilities			26,645	25,565

Stockholders’ equity and liabilities			37,588	36,722

1	2004 figures restated

82 Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Bayer Group Consolidated Statements of Cash Flows

	Note		2004[1]	2005
€ million
Operating result [EBIT]			1,875	2,812

Income taxes			(490)	(541)

Depreciation and amortization			1,959	1,835

Change in pension provisions			(424)	(586)

(Gains) losses on retirements of noncurrent assets			(35)	(43)

Gross cash flow[2]			2,885	3,477

Decrease (increase) in inventories			(425)	(181)

Decrease (increase) in trade accounts receivable			(404)	156

Decrease (increase) in trade accounts payable			(5)	(115)

Changes in other working capital, other non-cash items			211	205

Net cash provided by (used in) operating activities (net cash flow, continuing operations)	[36	]	2,262	3,542

Net cash provided by (used in) operating activities (net cash flow, discontinued operations)	[7.2	]	188	(40)

Net cash provided by (used in) operating activities (net cash flow, total)			2,450	3,502

Cash outflows for additions to property, plant, equipment and intangible assets			(1,251)	(1,389)

Cash inflows from sales of property, plant, equipment and other assets			200	398

Cash inflows from sales of investments			90	1,189

Cash outflows for acquisitions less acquired cash			(358)	(2,188)

Interest and dividends received			400	451

Cash inflows from (outflows for) marketable securities			105	(202)

Net cash provided by (used in) investing activities (total)	[37	]	(814)	(1,741)

Capital contributions			10	0

Bayer AG dividend and dividend payments to minority stockholders			(559)	(440)

Issuances of debt			1,393	2,005

Retirements of debt			(881)	(2,659)

Interest paid			(724)	(787)

Net cash provided by (used in) financing activities (total)	[38	]	(761)	(1,881)

Change in cash and cash equivalents due to business activities (total)			875	(120)

Cash and cash equivalents at beginning of year			2,734	3,570

Change in cash and cash equivalents due to changes in scope of consolidation			6	(196)

Change in cash and cash equivalents due to exchange rate movements			(45)	36

Cash and cash equivalents at end of year	[39	]	3,570	3,290

Marketable securities and other instruments			29	233

Liquid assets as per balance sheets			3,599	3,523

1	2004 figures restated

2	For definition see Bayer Group Key Data on front flap

Bayer Annual Report 2005	Consolidated Financial Statements of the Bayer Group 83
Bayer Group Consolidated Statements of Recognized Income and Expense

	2004	2005
€ million
Changes in fair values of hedging instruments, recognized in stockholders’ equity	64	(15)

Gains (losses) on hedging instruments, recognized in the income statement	4	3

Changes in fair values of available-for-sale securities, recognized in stockholders’ equity	12	9

Gains (losses) on available-for-sale securities, recognized in the income statement	(6)	—

Revaluation surplus (IFRS 3)	66	—

Actuarial gains (losses) on defined benefit obligations for pensions and other post-employment benefits	(740)	(1,207)

Exchange differences on translation of operations outside the euro zone	(304)	857

Deferred taxes on valuation adjustments, recognized directly in stockholders’ equity	251	470

Deferred taxes on valuation adjustments, removed from stockholders’ equity and recognized in the income statement	(2)	—

Valuation adjustments recognized directly in stockholders’ equity	(655)	117

Income after taxes	682	1,595

Total income and expense recognized in the financial statements	27	1,712

of which attributable to minority interest	(3)	6

of which attributable to Bayer AG stockholders	30	1,706

84 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Notes to the Consolidated Financial Statements of the Bayer Group
1. Key Data by Segment and Region
Segments

€ million	Health Care
	Pharmaceuticals,				Diabetes Care,
	Biological Products		Consumer Care		Diagnostics		Animal Health
	2004	2005	2004	2005	2004	2005	2004	2005

Net sales (external)	3,961	4,067	1,336	2,355	1,975	2,151	786	856

— Change in €	-9.4%	2.7%	-4.8%	76.3%	2.2%	8.9%	-0.5%	8.9%

— Change in local currencies	-5.9%	1.7%	1.4%	75.2%	6.9%	8.1%	4.5%	7.1%

Intersegment sales	38	58	16	14	1	1	4	8

Other operating income	128	49	20	38	6	67	12	5

Operating result [EBIT]	399	475	183	174	217	274	157	179

Return on sales	10.1%	11.7%	13.7%	7.4%	11.0%	12.7%	20.0%	20.9%

Gross cash flow*	386	449	161	223	287	320	109	146

Capital invested	2,305	2,501	792	2,860	1,817	1,978	392	408

CFROl*	16.8%	18.7%	20.1%	7.6%	14.7%	16.9%	27.2%	36.5%

Net cash flow*	261	481	279	323	388	373	125	174

Equity-method income (loss)	0	0	0	0	0	0	0	0

Equity-method investments	4	4	0	0	0	0	0	0

Total assets	4,052	3,489	1,287	3,621	1,809	1,955	554	642

Capital expenditures	115	142	40	59	121	108	25	21

Amortization and depreciation	174	188	69	120	170	178	23	24

Liabilities	2,138	2,086	505	816	687	748	202	341

Research and development expenses	740	680	45	57	144	148	67	69

Number of employees (as of Dec. 31)	18,400	16,900	3,800	6,800	7,000	7,100	2,900	3,000

Regions

€ million	Europe		North America
	2004	2005	2004	2005

Net sales (external) — by market	9,775	11,930	6,512	7,340

— Change in €	7.3%	22.0%	-6.7%	12.7%

— Change in local currencies	7.4%	21.9%	1.6%	11.9%

Net sales (external) — by point of origin	10,646	12,912	6,570	7,386

— Change in €	7.8%	21.3%	-6.5%	12.4%

— Change in local currencies	7.8%	21.1%	1.9%	11.6%

Interregional sales	3,512	3,933	1,690	1,913

Other operating income	492	348	130	295

Operating result [EBIT]	953	1,285	396	924

Return on sales	9.0%	10.0%	6.0%	12.5%

Gross cash flow*	1,503	1,733	770	1,126

Equity-method income (loss)	(39)	6	(100)	(17)

Equity-method investments	431	443	307	345

Total assets	19,118	20,294	7,684	8,199

Capital expenditures	550	606	231	284

Amortization and depreciation	1,173	1,077	542	526

Liabilities	16,058	17,638	5,328	5,040

Research and development expenses	1,322	1,228	515	565

Number of employees (as of Dec. 31)	51,400	52,400	17,800	16,200

*	for definition see Bayer Group Key Data on front flap

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 85

Segments
€ million	CropScience				Material Science
			Environmental								Continuing
	Crop Protection		Science, BioScience		Materials		Systems		Reconciliation		Operations
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005

Net sales (external)	4,957	4,874	989	1,022	3,248	4,086	5,349	6,609	677	1,363	23,278	27,383

— Change in €	3.2%	-1.7%	2.7%	3.3%	17.0%	25.8%	14.4%	23.6%			3.8%	17.6%

— Change in local currencies	7.0%	-4.3%	7.5%	2.1%	22.1%	25.5%	18.8%	22.8%			8.0%	16.4%

Intersegment sales	71	70	7	13	13	14	116	142	(266)	(320)

Other operating income	134	217	37	33	32	19	96	26	275	340	740	794

Operating result [EBIT]	386	532	106	158	293	633	348	736	(214)	(349)	1,875	2.812

Return on sales	7.8%	10.9%	10.7%	15.5%	9.0%	15.5%	6.5%	11.1%			8.1%	10.3%

Gross cash flow*	739	762	154	202	400	621	484	781	165	(27)	2,885	3,477

Capital invested	6,932	7,372	1,454	1,477	3,645	4,325	4,344	4,791	3,684	2,848	25,365	28,560

CFROl*	10.9%	10.7%	10.6%	13.8%	11.1%	15.6%	9.8%	17.1%			10.8%	12.4%

Net cash flow*	637	699	141	205	209	517	289	871	(67)	(101)	2,262	3,542

Equity-method income (loss)	0	0	0	0	4	37	(131)	(47)	(12)	0	(139)	(10)

Equity-method investments	0	0	0	0	178	211	562	580	0	0	744	795

Total assets	9,117	8,836	1,703	1,591	3,789	4,314	4,724	5,125	5,796	7,149	32,831	36,722

Capital expenditures	181	175	28	26	147	377	185	338	135	142	977	1,388

Amortization and depreciation	592	494	135	100	249	225	326	320	221	186	1,959	1,835

Liabilities	2,450	2,668	360	369	964	1,090	1,475	1,632	15,477	15,815	24,258	25,565

Research and development expenses	571	548	108	116	97	107	139	144	16	17	1,927	1,886

Number of employees (as of Dec. 31)	16,500	16,000	2,900	2,800	9,100	9,300	8,800	9,500	22,300	22,300	91,700	93,700

Regions
€ million			Latin America/				Continuing
	Asia/Pacific		Africa/Middle East		Reconciliation		Operations
	2004	2005	2004	2005	2004	2005	2004	2005

Net sales (external) — by market	3,962	4,578	3,029	3,535			23,278	27,383

— Change in €	9.3%	15.5%	12.1%	16.7%			3.8%	17.6%

— Change in local currencies	14.7%	14.8%	18.4%	10.4%			8.0%	16.4%

Net sales (external) — by point of origin	3,708	4,383	2,354	2,702			23,278	27,383

— Change in €	9.1%	18.2%	11.1%	14.8%			3.8%	17.6%

— Change in local currencies	14.9%	17.4%	18.6%	6.7%			8.0%	16.4%

Interregional sales	193	198	119	176	(5,514)	(6,220)

Other operating income	57	49	61	102			740	794

Operating result [EBIT]	362	455	395	314	(231)	(166)	1,875	2,812

Return on sales	9.8%	10.4%	16.8%	11.6%			8.1%	10.3%

Gross cash flow*	376	459	346	276	(110)	(117)	2,885	3,477

Equity-method income (loss)	0	1	0	0			(139)	(10)

Equity-method investments	2	3	4	4			744	795

Total assets	2,754	3,904	1,885	2,423	1,390	1,902	32,831	36,722

Capital expenditures	140	400	56	98			977	1,388

Amortization and depreciation	132	113	50	65	62	54	1,959	1,835

Liabilities	987	1,088	742	1,007	1,143	792	24,258	25,565

Research and development expenses	70	68	20	25			1,927	1,886

Number of employees (as of Dec. 31)	12,200	13,900	10,300	11,200			91,700	93,700

*	for definition see Bayer Group Key Data on front flap

86 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
2. General information
The consolidated financial statements of the Bayer Group are prepared — pursuant to Article 315a of the German Commercial Code – according to the International Financial Reporting Standards of the International Accounting Standards Board (IASB), London, and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC), in effect at the closing date. Publication approval by the Supervisory Board takes place on March 2, 2006. Since 2002 the term “International Financial Reporting Standards” (IFRS) has been used to refer to the body of accounting and reporting standards compiled by the International Accounting Standards Board (IASB), London. It thus replaces the term “International Accounting Standards.” However, standards issued prior to the name change continue to be referred to as IAS.
Bayer is a global enterprise based in Germany. Its business activities in the fields of health care, nutrition and high-tech materials are divided among the Bayer HealthCare, Bayer CropScience and Bayer MaterialScience subgroups, respectively (see Note [6]: Segment Reporting).
A Declaration of Conformity with the German Corporate Governance Code has been issued pursuant to §161 of the German Stock Corporation Act and made available to stockholders.
The Group financial statements are based on the principle of the historical cost of acquisition, construction or production, with the exception of certain items such as available-for-sale financial assets and derivative financial instruments, which are reflected at fair value. The financial statements of the consolidated companies are prepared according to uniform recognition and valuation principles. Valuation adjustments made for tax reasons are not reflected in the Group statements. The individual companies’ statements are prepared as of the closing date for the Group statements.
The consolidated financial statements of the Bayer Group are drawn up in euros (€). Amounts are stated in millions of euros (€ million) except where otherwise indicated.
The income statement is prepared using the cost-of-sales method.
In the income statement and balance sheet, certain items are combined for the sake of clarity, as explained in the Notes. The previous version of IAS 1 allowed the option of classifying assets and liabilities either according to maturity or in order of liquidity. The revised version of IAS 1, developed as part of the IASB improvements project, prescribes classification according to maturity starting with the 2005 fiscal year. Assets and liabilities are classified as current if they mature within one year.
Accordingly, assets and liabilities are classified as noncurrent if they remain in the Bayer Group for more than one year. Trade accounts receivable and payable and inventories are always presented as current items, deferred tax assets and liabilities as noncurrent items.
Third parties’ minority interests in consolidated subsidiaries are no longer shown as a separate item between equity and liabilities, but recognized as part of stockholders’ equity.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 87
In compliance with IFRS 5, which was approved by the IASB on March 31, 2004, the distinction between continuing operations and discontinued operations or assets held for sale is drawn differently starting on January 1, 2005 than in the financial statements as of December 31, 2004. Assets, liabilities, income and expense relating to discontinued operations are disclosed separately in the balance sheet and income statement. All data in these Notes refer to continuing operations, except where otherwise indicated. Discontinued operations are described in Note [7.2].
Changes in recognition and valuation principles are explained in the Notes. The retrospective application of new or revised standards requires – except as otherwise provided in the respective standard – that the amounts recognized in the financial statements for the preceding annual period and the opening balance sheet for the reporting period be restated as if the new recognition and valuation principles had been applied in the past. The financial statements as of December 31, 2004 have therefore been restated in line with the new and revised standards applied by the Bayer Group as of January 1, 2005.
3. Effects of new accounting pronouncements
Accounting standards applied for the first time in 2005
Material effects of reporting changes on earnings per share are explained in Note [18].
The consolidated financial statements for fiscal 2005 comply with the following new or revised International Financial Reporting Standards: IAS 1 (Presentation of Financial Statements), IAS 2 (Inventories), IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), IAS 10 (Events After the Balance Sheet Date), IAS 16 (Property, Plant and Equipment), IAS 17 (Leases), IAS 21 (The Effects of Changes in Foreign Exchange Rates), IAS 24 (Related Party Disclosures), IAS 27 (Consolidated and Separate Financial Statements), IAS 28 (Investments in Associates), IAS 31 (Interests in Joint Ventures), IAS 32 (Financial Instruments: Disclosure and Presentation), IAS 33 (Earnings per Share), IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 40 (Investment Property). The revised standards supersede the previous versions and apply for annual periods beginning on or after January 1, 2005.
In February 2004, the IASB issued International Financial Reporting Standard (IFRS) 2 (Share-based Payment), which deals with accounting for share-based payment transactions, including grants of share options to employees. IFRS 2 specifies the financial reporting by an entity when it undertakes a share-based payment transaction and requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. The first-time application of IFRS 2 led to a €7 million pre-tax adjustment to the value of existing obligations under stock-based compensation programs as of January 1, 2005. The adjustment resulting from measuring these obligations retrospectively at fair value instead of intrinsic value includes a pre-tax amount of €3 million pertaining to the 2004 fiscal year.

88 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
In March 2004, the IASB issued IFRS 3 (Business Combinations) to replace IAS 22 (Business Combinations). IFRS 3 requires all business combinations within its scope to be accounted for by applying the purchase method of accounting. The pooling of interests method is prohibited. At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities are to be recognized at fair value. It requires that goodwill no longer be amortized but tested annually for impairment. IFRS 3 is applied to business combinations for which the agreement date is on or after March 31, 2004. For goodwill and other intangible assets acquired in a business combination for which the agreement date was prior to March 31, 2004, the standard must be applied prospectively from the beginning of the first annual period beginning on or after March 31, 2004.
In March 2004, in connection with the issuance of IFRS 3, the IASB revised IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets). The main revisions require goodwill and other indefinite-lived intangible assets to be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment, prohibit reversal of impairment losses for goodwill, require an intangible asset to be treated as having an indefinite useful life when there is no foreseeable limit on the period over which the asset is expected to generate net cash inflows for the entity, and prohibit the amortization of such assets. The revised standards are effective for goodwill and other intangible assets acquired in business combinations for which the agreement date is on or after March 31, 2004 and for all other such assets for annual periods beginning on or after March 31, 2004. The new standard has been applied prospectively, i.e. the new recognition and valuation principles are applied only in the current statements and not for the preceding period. Had the new standard been applicable for the 2004 fiscal year, the absence of amortization of goodwill and other indefinite-lived intangible assets would have reduced operating expense by €185 million.
In March 2004, the IASB issued IFRS 5 (Non-Current Assets Held For Sale and Discontinued Operations), which contains specific recognition principles for assets and liabilities held for sale and for discontinued operations. To improve transparency and comparability, the Group’s financial reporting is based primarily on continuing operations, while assets held for sale and discontinued operations are stated separately in a single line item in the balance sheet, income statement and cash flow statement. The distinction between continuing operations and discontinued operations or assets held for sale is thus drawn differently starting on January 1, 2005 than in the financial statements as of December 31, 2004.
In March 2004, the IASB issued an amendment to IAS 39 (Financial Instruments: Recognition and Measurement). The amendment simplifies the implementation of IAS 39 by enabling fair value hedge accounting to be used more readily for portfolio hedging of interest rate risk than under previous versions of IAS 39.
In May 2004, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC Interpretation 1 (Changes in Existing Decommissioning, Restoration and Similar Liabilities). The interpretation

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 89
addresses the accounting for changes in cash outflows and discount rates, and increases resulting from the passage of time in existing decommissioning, restoration, and similar liabilities that are recognized both as part of the cost of an item of property, plant and equipment and as a provision.
In November 2004, the IFRIC released an amendment to SIC-12 (Consolidation – Special Purpose Entities). The amendment removes SIC-12’s scope exception for equity compensation plans, thereby requiring an entity that controls an employee benefit trust (or similar entity) set up for the purpose of a share-based payment arrangement to consolidate that trust upon adopting IFRS 2 (Share-based Payment). Further, it amends the scope exclusion in SIC-12 for post-employment benefit plans to include other long-term employee benefit plans in order to ensure consistency with the requirements of IAS 19 (Employee Benefits).
In December 2004, the IASB published an amendment to IAS 19 (Employee Benefits). The amendment introduces an additional recognition option that permits immediate recognition of actuarial gains and losses arising in defined benefit plans. The option is similar to the approach provided in the U.K. standard FRS 17 (Retirement Benefits), which requires recognition of all actuarial gains and losses in a “statement of total recognized gains and losses” that is separate from the income statement. Other features of the amendment include (1) a clarification that a contractual agreement between a multi-employer plan and participating employers that determines how a surplus is to be distributed or a deficit funded will give rise to an asset or liability, (2) accounting requirements for group defined benefit plans in the separate or individual financial statements of entities within a group, and (3) additional disclosure requirements.
Previously, in the Bayer Group statements, the net cumulative amounts of actuarial gains and losses outside of the “corridor” that were reflected in the balance sheet at the end of the previous reporting period were recognized in the income statement as income or expense, respectively, over the average remaining service period of existing employees. This “corridor” was 10 percent of the present value of the defined benefit obligation or 10 percent of the fair value of plan assets, whichever was greater at the end of the previous year. Under the new method of post-employment benefit accounting, unrealized actuarial gains and losses, instead of being gradually amortized according to the corridor method and recognized in income, are offset in their entirety against stockholders’ equity. Thus, no amortization of actuarial gains and losses is recognized in income.
Recognizing actuarial gains and losses in stockholders’ equity affects the amounts of assets and of provisions for pensions and other post-employment benefits stated in the balance sheet and also requires the recognition of deferred taxes on the resulting differences. These taxes, too, are offset against the corresponding equity items. The Group Management Board has decided to follow the recommendation of the IASB and implement the above change as of January 1, 2005 in order to enhance the transparency of reporting. The previous year’s figures have been restated accordingly. This reporting change improves the 2004 operating result from continuing operations by €48 million and the non-operating result by

90 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
€78 million, but also gives rise to a deferred tax expense of €50 million. In view of its immateriality to 2004 EBIT of the segments, the €48 million gain has been reflected solely in the reconciliation column of the segment table. These non-cash reporting changes do not affect either gross or net cash flow.
The impact of the change on the relevant balance sheet items as of December 31, 2004 was as follows:

	Carrying amount	Impact	Carrying amount
	before the change	of change	after the change
€ million
Assets
Benefit plan assets in excess of obligations	540	(468)	72

Deferred tax assets	936	283	1,219

Assets held for sale and discontinued operations	4,788	(31)	4,757

Stockholders’ Equity and Liabilities

Other reserves	7,452	(1,432)	6,020

Provisions for pensions and other post-employment benefits	4,581	1,638	6,219

Deferred tax liabilities	1,171	(527)	644

Liabilities directly related to assets held for sale and discontinued operations	2,282	105	2,387

In April 2005, the International Accounting Standards Board (IASB) issued an amendment to IAS 39 (Financial Instruments: Recognition and Measurement) to permit the foreign currency risk of a highly probable forecast intragroup transaction to qualify as the hedged item in consolidated financial statements – provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss. The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognized directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into profit or loss in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated profit or loss. The amendments shall be applied for annual periods beginning on or after January 1, 2006. The Bayer Group has early adopted this standard and is applying the interpretation in its current financial statements. The adoption has not had a material impact on the Group’s shareholders’ equity, financial position or results of operations.
In June 2005, the IASB issued a further amendment to IAS 39 (Financial Instruments: Recognition and Measurement). This amendment introduces a restriction to the use of the option of designating any financial asset or any financial liability to be measured at fair value through profit or loss (the “fair value option”). The amendment limits the use of this option to financial instruments that meet certain conditions. Those conditions are that: (1) the fair value option designation eliminates or significantly reduces a measurement or recognition inconsistency, (2) a group of financial assets, financial liabilities, or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy, and (3) an instrument contains an embedded derivative that

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 91
meets particular conditions. The amendment shall be applied for annual periods beginning on or after January 1, 2006. The Bayer Group has early adopted this amendment and applied it in its 2005 financial statements. The adoption has not had a material impact on the Group’s shareholders’ equity, financial position or results of operations.
Newly issued accounting standards
In December 2004, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC Interpretation 5, “Rights to Interests Arising From Decommissioning, Restoration and Environmental Rehabilitation Funds.” The interpretation addresses how to account for obligations to decommission assets for which a company contributes to a fund established to meet the costs of the decommissioning or environmental rehabilitation. IFRIC 5 is to be applied for annual periods beginning on or after January 1, 2006. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.
In August 2005, the IASB amended requirements for financial guarantee contracts through limited amendments to IAS 39, “Financial Instruments: Recognition and Measurement,” and IFRS 4, “Insurance Contracts.” The amendments require the issuer of a financial guarantee contract to measure the contract initially at fair value, and subsequently at the higher of (a) the amount determined in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets,” and (b) the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18, “Revenue.” If an issuer has previously asserted explicitly that it regards such contracts as insurance contracts and has used accounting applicable to insurance contracts, the issuer may elect to apply to such contracts the accounting model described above or elect to account for such contracts under IFRS 4. The amendments shall be applied for annual periods beginning on or after January 1, 2006. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.
In September 2005, the IFRIC issued IFRIC Interpretation 6, “Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.” The interpretation addresses when certain producers of electrical goods are required to recognize a liability for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment (historical waste) supplied to private households. The IFRIC concluded that the event giving rise to the liability for cost of such historical waste, and thus its recognition, is participating in the market during a measurement period. IFRIC 6 is to be applied for annual periods beginning on or after December 1, 2005. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations or cash flows.
In November 2005 the IFRIC issued IFRIC 7 (Applying the Restatement Approach under IAS 29 (Financial Reporting in Hyperinflationary Economies). IFRIC clarifies how comparative amounts in an entity’s financial statements should be restated when the economy of the country whose currency is the entity’s functional currency becomes hyperinflationary. The IFRIC agreed that when hyperinflationary status is

92 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
reached, an entity must restate its financial statements as though the economy had always been hyperinflationary. IFRIC 7 also provides guidance on how deferred tax items in the opening balance sheet should be restated. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations or cash flows.
4. Basic principles of the consolidated financial statements
4.1 Consolidation methods
Capital consolidation is performed according to IAS 27 (Consolidated and Separate Financial Statements) by offsetting investments in subsidiaries against the underlying equity at the dates of acquisition. The identifiable assets and liabilities (including contingent liabilities) of subsidiaries and joint ventures are included at their fair values in proportion to Bayer’s interest. Remaining differences are recognized as goodwill. Fair value adjustments of the assets and liabilities concerned are amortized together with the corresponding assets and liabilities in subsequent periods.
Where financial statements of consolidated companies recorded write-downs or write-backs of investments in other consolidated companies, these are eliminated for the Group statements.
Intragroup sales, profits, losses, income, expenses, receivables and payables are eliminated.
Deferred taxes are recognized for temporary differences related to consolidation entries.
Joint ventures are included by proportionate consolidation according to the same principles.
The consolidated financial statements include the accounts of those companies in which Bayer AG directly or indirectly has a majority of the voting rights (subsidiaries) or from which it is able to derive the greater part of the economic benefit and bears the greater part of the risk by virtue of its power to govern corporate financial and operating policies, generally through an ownership interest greater than 50 percent. Inclusion of such companies’ accounts in the consolidated financial statements begins when Bayer AG starts to exercise control over the company and ceases when it is no longer able to do so. Subsidiaries and joint ventures that do not have a material impact on the Group’s net worth or financial position, either individually or on aggregate, are not consolidated but recognized at fair value, which generally corresponds to amortized cost.
However, investments in material entities in which Bayer AG exerts significant influence, generally through an ownership interest between 20 and 50 percent (associates), are accounted for by the equity method. The cost of acquisition of an associate is adjusted annually by the percentage of any change in its stockholders’ equity corresponding to Bayer’s percentage interest in the company. Any goodwill arising from the first-time inclusion of companies at equity is accounted for in the same way as goodwill relating to fully consolidated companies. The financial statements of associates are prepared according to uniform recognition and valuation principles. Bayer’s share of the changes in these companies’ stockholders’ equities that are recognized in their income statements – including write-downs of goodwill – are recognized in the Bayer Group consolidated income statement in the operating result. Intercompany profits and losses on transactions with associates were immaterial in 2005 and 2004. Participations of

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 93
between 20 and 50 percent that do not have a material impact on the Group’s financial position, results of operations or cash flows, either individually or on aggregate, are not included at equity but at the lower of amortized cost or fair value. Further information on associates can be found in Note [21].
4.2 Foreign currency translation
In the financial statements of the individual consolidated companies, foreign currency receivables and payables are translated at closing rates, irrespective of whether they are exchange-hedged. Forward contracts that, from an economic point of view, serve as a hedge against fluctuations in exchange rates are stated at fair value.
The majority of consolidated companies outside the euro zone are to be regarded as foreign entities since they are financially, economically and organizationally autonomous. Their functional currencies according to IAS 21 (The Effects of Changes in Foreign Exchange Rates) are thus the respective local currencies. The assets and liabilities of these companies are therefore translated at closing rates, while income and expense items are translated at average rates for the year.
Where the operations of a company outside the euro zone are integral to those of Bayer AG, the functional currency is the euro. Property, plant and equipment, intangible assets, investments in affiliated companies and other securities included in investments are translated at the historical exchange rates on the dates of addition, along with any relevant amortization, depreciation and write-downs. All other balance sheet items are translated at closing rates. Income and expense items (except amortization, depreciation and write-downs) are translated at average rates for the year.
Exchange differences arising from the translation of foreign companies’ balance sheets are shown in a separate stockholders’ equity item.
In case of divestiture, the respective exchange differences are reversed and recognized in income.
The exchange rates for major currencies against the euro varied as follows:

		Closing rate		Average rate
		2004	2005	2004	2005
€1
Argentina	ARS	4.05	3.57	3.66	3.64

Brazil	BRL	3.62	2.76	3.64	3.04

U.K.	GBP	0.71	0.69	0.68	0.68

Japan	JPY	139.65	138.90	134.40	136.86

Canada	CAD	1.64	1.37	1.62	1.51

Mexico	MXN	15.23	12.59	14.04	13.58

Switzerland	CHF	1.54	1.56	1.54	1.55

U.S.A.	USD	1.36	1.18	1.24	1.24

94 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
4.3 Basic recognition and valuation principles
Net sales and other operating income
Sales are recognized upon transfer of risk or rendering of services to third parties and are reported net of sales taxes and rebates. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs.
Where sales of products or services involve the provision of multiple elements which may contain different remuneration arrangements such as prepayments, milestone payments, etc. – for example research and development alliances and co-promotion agreements – they are assessed to determine whether separate delivery of the individual elements of such arrangements comprises more than one unit of accounting. The delivered elements are separated if (1) they have value to the customer on a stand-alone basis, (2) there is objective and reliable evidence of the fair value of the undelivered element(s) and (3) if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is considered probable and substantially in the control of the company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate accounting unit.
Allocations to provisions for rebates to customers are recognized in the period in which the related sales are recorded. These amounts are deducted from net sales. Payments relating to the sale or outlicensing of technologies or technological expertise – once the respective agreements have become effective – are immediately recognized in income if all rights to the technologies and all obligations resulting from them have been relinquished under the contract terms and Bayer has no continuing obligation to perform under the agreement. However, if rights to the technologies continue to exist or obligations resulting from them have yet to be fulfilled, the payments received are recorded in line with the actual circumstances.
Upfront payments and similar non-refundable payments received under these agreements are recorded as deferred revenue and recognized in income over the estimated performance period stipulated in the agreement. Non-refundable milestone payments linked to the achievement of a significant and substantive technical/regulatory hurdle in the research and development process, pursuant to collaborative agreements, are recognized as revenue upon the achievement of the specified milestone. Revenues such as license fees, rentals, interest income or dividends are recognized according to the same principles.
Research and development expenses
A substantial proportion of the Bayer Group’s financial resources is invested in research and development. This is necessary to maintain continued success in the research- and technology-intensive markets in which it operates. In addition to in-house research and development activities, especially in the health care business, various research and development collaborations and alliances are maintained with third parties involving the provision of funding and/or payments for the achievement of performance milestones.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 95
For accounting purposes, research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. Development expenses are defined as costs incurred for the application of research findings or specialist knowledge to production, production methods, services or goods prior to the commencement of commercial production or use. All research costs are expensed as incurred. According to IAS 38 (Intangible Assets), research costs cannot be capitalized; development costs must be capitalized if, and only if, specific, narrowly defined conditions are fulfilled. Development costs must be capitalized if it is sufficiently certain that the future economic benefits to the company will cover not only the usual production, selling and administrative costs but also the development costs themselves.
Since development projects are subject to regulatory approvals and other imponderables, the conditions for the capitalization of costs incurred prior to the approval are also not satisfied and the respective costs are therefore expensed as incurred. With respect to costs incurred in collaborations and alliances with third parties, considerable judgment is involved in assessing whether milestone-based payments simply reflect the funding of research, in which case expensing is always required, or whether, by making a milestone payment, an asset is acquired. In the latter case, the relevant costs are to be capitalized.
The following costs in particular, by their very nature, constitute research and development expenses: the appropriate allocations of direct personnel and material costs and related overheads for internal or external application technology, engineering and other departments that provide the respective services; costs for experimental and pilot facilities (including depreciation of buildings or parts of buildings used for research or development purposes); costs for clinical research; regular costs for the utilization of third parties’ patents for research and development purposes; other taxes related to research facilities; and fees for the filing and registration of self-generated patents that are not capitalized.
Goodwill and other intangible assets
Acquired intangible assets – with the exception of goodwill and other indefinite-lived assets – are recognized at cost and amortized by the straight-line method over a period of 3 to 30 years, depending on their estimated useful lives. Write-downs are made for impairment losses. Investments are written back if the reasons for previous years’ write-downs no longer apply. Such write-backs, however, must not cause the net carrying amounts of the assets to exceed the amortized cost at which they would have been recognized if the write-downs had not been made. Amortization for 2005 has been allocated to the cost of goods sold, selling expenses, research and development expenses or general administration expenses. Amortization of other intangible assets in 2005 totaled €622 million (2004: €577 million).

96 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
The “Bayer Cross” trademark, which Bayer had been unable to use in the United States and Canada since its confiscation at the end of the First World War but which was reacquired in 1994 and thus can now be used worldwide, was recognized in fiscal 2005 as an indefinite-lived intangible asset. Bayer is of the opinion that the use of the Bayer Cross by its operating units serves to set Bayer products apart from others, particularly in the U.S. market. There are no regulatory or statutory restrictions on its use. Bayer protects the value of this trademark through a policy of not granting utilization rights to any party outside the Bayer Group. Thus the intrinsic value of the Bayer Cross can be utilized indefinitely. The residual carrying amount of the intangible asset associated with the Bayer Cross at December 31, 2005 was €107 million. The €11 million annual amortization was no longer recognized in 2005.
While self-created intangible assets generally are not capitalized, certain development costs – such as those relating to the application development stage of internally developed software – are capitalized in the Group balance sheet. These costs are amortized over the useful life of the software from the date it is placed in service.
Goodwill, including that arising on acquisitions, is no longer amortized. In accordance with IFRS 3 (Business Combinations) and the related revised versions of IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), goodwill, including that arising on acquisitions, is no longer amortized, but – in common with other indefinite-lived intangible assets – tested annually for possible impairment. This is done more frequently if events or changes in circumstances indicate a possible impairment. Further details of the annual impairment test for goodwill are given in Note [4.5]. Amortization of goodwill in 2004 amounted to €174 million.
Property, plant and equipment
Property, plant and equipment is carried at the cost of acquisition or construction and – where subject to depletion – depreciated over its estimated useful life or written down if its value falls below its net carrying amount (“impairment loss”).
The cost of acquisition comprises the acquisition price, ancillary costs and subsequent acquisition costs less any reduction received on the acquisition price. Where an obligation exists to dismantle or remove the asset or restore a site to its former condition at the end of the asset’s useful life, the estimated cost of such dismantlement, removal or restoration is added to the asset’s cost of acquisition.
The cost of self-constructed property, plant and equipment comprises the direct cost of materials, direct manufacturing expenses, appropriate allocations of material and manufacturing overheads, and an appropriate share of the depreciation and write-downs of assets used in construction. It includes the shares of expenses for company pension plans and discretionary employee benefits that are attributable to construction.
If the construction phase of property, plant or equipment extends over a long period, the interest incurred on borrowed capital up to the date of completion is capitalized as part of the cost of acquisition or construction.
Expenses for the repair of property, plant and equipment, such as ongoing maintenance costs, are normally charged to income. The cost of acquisition or construction is capitalized retroactively if the expenses related to the asset will result in future economic benefits.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 97
Property, plant and equipment is depreciated by the straight-line method, except where depreciation based on the actual utilization pattern is more appropriate. Depreciation for 2005 has been allocated to the cost of goods sold, selling expenses, research and development expenses or general administration expenses. Depreciation of property, plant and equipment in 2005 totaled €1,213 million (2004: €1,208 million).
If an asset’s value falls below its net carrying amount, the latter is reduced accordingly. In compliance with IAS 36 (Impairment of Assets), such impairment losses are measured by comparing the carrying amounts to the discounted cash flows expected to be generated by the respective assets. These asset write-downs are reversed if the reasons for them no longer apply. Further details of the impairment test are given in Note [4.5].
When assets are sold, closed down, or scrapped, the difference between the net proceeds and the net carrying amount of the assets is recognized as a gain or loss in other operating income or expenses, respectively.
The following depreciation periods, based on the estimated useful lives of the respective assets, are applied throughout the Group:

	Useful life
Buildings	20	to	50	years

Outdoor infrastructure	10	to	20	years

Plant installations	6	to	20	years

Machinery and equipment	6	to	12	years

Laboratory and research facilities	3	to	5	years

Storage tanks and pipelines	10	to	20	years

Vehicles	5	to	8	years

Computer equipment	3	to	5	years

Furniture and fixtures	4	to	10	years

In accordance with IAS 17 (Leases), assets leased on terms equivalent to financing a purchase by a long-term loan (finance leases) are capitalized at the lower of their fair value or the present value of the minimum lease payments at the date of addition. The leased assets are depreciated over their estimated useful lives except where subsequent transfer of title is uncertain, in which case they are depreciated over their estimated useful lives or the respective lease terms, whichever are shorter.
Investments in associates
Investments in material entities in which Bayer AG exerts significant influence, generally through an ownership interest between 20 and 50 percent (associates), are accounted for by the equity method. Further information on associates can be found in Note [21].
Financial assets
Financial assets comprise receivables, securities, equity instruments, derivative financial instruments with positive fair values, and liquid assets. They are classified as “financial assets held for trading”, “held-to-maturity investments”, “loans and financial receivables” or “available-for-sale financial assets” and accounted for in accordance with IAS 39 (Financial Instruments: Recognition and Measurement).

98 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Receivables are classified under “loans and receivables” and recognized at amortized cost. Interest-free and low-interest receivables are stated at the present value of expected future cash flows. Securities and equity instruments are classified as “available for sale” and recognized at fair value without affecting the income statement. All purchases and sales are posted on the date of performance, i.e. the date on which the asset actually changes hands. Embedded derivatives are accounted for separately provided that a) their economic characteristics and risks are not closely related to those of the host contract, b) they are not, or are not intended to be, transferred independently of the host contract, and c) the host contract is recognized at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reasons for holding it. In most cases, derivative financial instruments are recognized at fair value through profit or loss. The management of financial and commodity price risks, the accounting treatment of primary and derivative financial instruments, and the use of derivatives for hedging purposes are outlined in more detail in Note [33]. Liquid assets are stated at nominal value.
If receivables are impaired, they are written down to the present value of expected future cash flows. Available-for-sale securities and equity instruments are recorded at fair value. If the fair value is expected to remain below the (amortized) cost of acquisition, the difference is removed from stockholders’ equity (other comprehensive income) and recognized in the income statement.
Where it is possible to determine a market price for an equity instrument or security, this is regarded as its fair value. If no quoted market price exists, however, the instrument is recognized at amortized cost. If there are objective and substantial indications of impairment, an assessment is made of whether the carrying amount exceeds the present value of the expected future cash flows. If this is the case, the asset is written down by the amount of the difference.
Impairment indicators include a reduction in market value, a substantial decline in credit standing, a specific breach of contract, a high probability of insolvency or other form of financial reorganization of the debtor, or the disappearance of an active market.
Available-for-sale debt instruments and “loans and receivables” are written back if the reasons for previous years’ write-downs no longer apply. However, such write-backs must not cause the carrying amount to exceed the cost of acquisition. No write-backs are made for available-for-sale equity instruments.
Inventories
In accordance with IAS 2 (Inventories), inventories encompass assets (finished goods and goods purchased for resale) held for sale in the ordinary course of business, in the process of production for such sale (work in process) or in the form of materials or supplies to be consumed in the production process or in the rendering of services (raw materials and supplies). Inventories are usually valued by the weighted-average method and recognized at the lower of cost or fair value less costs to sell, which is the estimated normal selling price less the estimated production costs and selling expenses.
The cost of acquisition comprises all costs incurred to bring inventories to their present location in their present condition. The cost of production comprises the direct cost of materials, direct manufacturing expenses and appropriate allocations of fixed and variable material and manufacturing overheads, where these are attributable to production.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 99
It also includes the shares of expenses for company pension plans and discretionary employee benefits that are attributable to production. Administrative costs are included where they are attributable to production. Financing costs are not included in the cost of production.
In view of the production sequences characteristic of the Bayer Group, work in process and finished goods are grouped together.
Taxes
Income taxes comprise all taxes levied on the Group’s taxable income. The remaining taxes, such as property, electricity and other energy taxes, are included in the cost of goods sold or in selling, research and development or general administration expenses.
Deferred taxes are calculated in accordance with IAS 12 (Income Taxes). Deferred taxes arise from temporary differences between the carrying amounts of assets or liabilities in the IFRS and tax balance sheets, from consolidation measures and from tax loss carryforwards likely to be realizable.
Deferred tax assets relating to deductible temporary differences and tax loss carryforwards are carried at the amount considered sufficiently likely to be recoverable in the future by offsetting against actual taxable income.
Deferred taxes are calculated at the rates which – on the basis of the statutory regulations in force, or already enacted in relation to future periods, as of the closing date – are expected to apply in the individual countries at the time of realization. Deferred tax assets and deferred tax liabilities are offset if they relate to income taxes levied by the same taxation authority.
Provisions
Provisions are recognized for obligations arising from past events that will probably give rise to a future outflow of resources, provided that a reliable estimate can be made of the amount of the obligation.
The accounting and valuation principles for pension and other post-employment benefit obligations are outlined in Note [28].
Other provisions are measured in accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) and, where appropriate, IAS 19 (Employee Benefits), using the best estimate of the extent of the expenditure that would be required to meet the present obligation as of the reporting date. Where the cash outflow to settle an obligation is not expected to occur until after one year, the provision is recognized at the present value of the expected cash outflow. Reimbursements receivable from third parties are capitalized separately if their realization is probable.
If the projected obligation declines as a result of a change in the estimate, the provision is reversed by the corresponding amount and the resulting income recognized in the cost of goods sold or operating expense item(s) in which the original charge was recognized.

100 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Personnel commitments mainly include annual bonus payments, vacation entitlements, service awards and other personnel costs. Reimbursements to be received from the German authorities under the senior part-time work program are recorded as receivables and recognized in income as soon as the criteria for such reimbursements are fulfilled. Trade-related commitments mainly include rebates, as well as obligations relating to services already received but not yet invoiced.
Litigation and administrative proceedings are evaluated on a case-by-case basis and the available information, including that from Bayer’s legal counsel, is considered to assess potential outcomes. Where estimates show that a future obligation will probably result in an outflow of resources, a provision is recorded in the amount of the present value of the expected cash outflows if these are deemed to be reasonably estimable. These provisions cover the estimated payments to plaintiffs, court fees, attorneys’ fees, and the cost of potential settlements. Further details of legal risks are given in Note [35].
Financial liabilities
Financial liabilities, including derivative financial instruments with negative fair values, are recognized at amortized cost. Accordingly, current liabilities are carried at payment or redemption amounts. Noncurrent liabilities and financial liabilities that are not the hedged item in a permissible hedge accounting relationship are carried at amortized cost using the effective interest rate method. Liabilities relating to finance leases are carried at the present value of the future minimum lease payments.
Under IAS 32, financial instruments are only classified as equity if no contractual obligation exists to repay the capital or deliver other financial assets to the issuer. Where a third party holding a (minority) interest in a consolidated subsidiary is contractually entitled to terminate its participation and at the same time claim repayment of its capital contribution, such capital is recognized as a liability in the Group statements even if it is classified as equity in the respective jurisdiction. The redeemable capital of a minority stockholder is recognized at the amount of such stockholder’s pro-rata share of the subsidiary’s net assets.
The management of financial and commodity price risks, the accounting treatment of primary and derivative financial instruments, and the use of derivatives for hedging purposes are outlined in more detail in Note [33].
Miscellaneous receivables and liabilities
Accrued items, advance payments and non-financial assets and liabilities are carried at amortized cost. They are amortized to income by the straight-line method or according to performance of the underlying transaction.
In accordance with IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance), grants and subsidies that serve to promote investment are reflected in the balance sheet under miscellaneous liabilities and amortized to income over the useful lives of the respective assets.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 101
4.4 Cash flow statement
The cash flow statement shows how the liquidity of the Bayer Group was affected by the inflow and outflow of cash and cash equivalents during the year. The effects of acquisitions, divestitures and other changes in the scope of consolidation are eliminated. Cash flows are classified by operating, investing and financing activities in accordance with IAS 7 (Cash Flow Statements). Cash and cash equivalents shown in the balance sheet comprise cash, checks, balances with banks and securities with original maturities of up to three months. A reconciliation of cash and cash equivalents at the end of the year to liquid assets as reflected in the balance sheet supplements the cash flow statement.
The amounts reported by consolidated companies outside the euro zone are translated at average exchange rates for the year, with the exception of cash and cash equivalents, which are translated at closing rates as in the balance sheet. The effect of changes in exchange rates on cash and cash equivalents is shown separately.
IFRS 5, approved by the IASB on March 31, 2004, contains the requirement that cash flows from operating, investing and financing activities be classified by continuing and discontinued operations. The discontinued operations’ shares of the cash flows from operating, investing and financing activities are stated separately in Note [7.2].
The statement of cash flows shows the change in cash and cash equivalents from one balance sheet date to the next. Cash and cash equivalents contain both the proceeds from the divestiture of discontinued operations and cash inflows from these operations prior to their disposal. Consequently, the statement of cash flows must contain all cash inflows and outflows for both continuing and discontinued operations.
In both the balance sheet and the income statement, however, the amounts corresponding to the components of the net operating cash flow are shown for continuing operations only. This is the case, for example, with the amounts of inventories, receivables and payables recognized in the balance sheet that determine the changes in working capital shown in the cash flow statement. Similarly, the operating result that is recognized in the income statement and forms the starting-point for the cash flow statement includes continuing operations only. To ensure that the presentation of operating activities in the cash flow statement is consistent with the income statement and balance sheet, the net operating cash flow from continuing operations is therefore stated first on the face of the cash flow statement. The total net operating cash flow from discontinued operations is shown in the next line, by analogy with the presentation of income after taxes in the income statement. The cash flows from continuing and discontinued operations are added together to give the net operating cash flow for the entire business.
Since the distinction between continuing operations and discontinued operations is drawn differently starting on January 1, 2005 than in the financial statements as of December 31, 2004, the previous year’s amounts which were classified as discontinued have been reclassified to ensure comparability.

102 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
4.5 Procedure used in global impairment testing and its impact
According to IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), goodwill and other indefinite-lived intangible assets must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. Amortization of such assets is prohibited.
For the consolidated financial statements, assets are tested for impairment by comparing the residual carrying amount of each cash-generating unit to the recoverable amount, which is the higher of the cash-generating unit’s fair value less costs to sell and its value in use.
In line with the definition of cash-generating units, those of the Bayer Group are identified as the strategic business entities, which are the next financial reporting levels below the segments.
Where the carrying amount of a cash-generating unit exceeds the recoverable amount, an impairment loss is recognized for the difference. First, the goodwill of the relevant strategic business entity is written down accordingly. Any remaining impairment loss is allocated among the other assets of the strategic business entity in proportion to their net carrying amounts. This value adjustment is recognized in the income statement under other operating expenses.
The recoverable amount is determined from the present value of future cash flows, based on continuing use of the asset by the strategic business entity and its retirement at the end of its useful life. The cash flow forecasts are derived from the current long-term planning for the Bayer Group.
Bayer calculates the cost of capital according to the debt/equity ratio by the weighted average cost of capital (WACC) formula. The cost of equity corresponds to the return expected by the stockholders and is computed from capital market information. The cost of debt used in calculating WACC is based on the terms for a ten-year corporate bond issue.
To take into account the different risk and return profiles of the principal businesses, the cost of capital after taxes is calculated for each of the subgroups. This is 7.4 percent for HealthCare, 8.0 percent for CropScience and 7.0 percent for MaterialScience. The respective interest rates are used to discount the estimated cash flows.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 103
The residual carrying amounts of acquired goodwill for the operating subgroups and reporting segments are shown in the table:

	Pharma-						Environ-
	ceuticals,		Diabetes				mental
	Biological	Consumer	Care,	Animal		Crop	Science,
	Products	Care	Diagnostics	Health	HealthCare	Protection	BioScience
€ million
Net carrying amounts, Jan. 1, 2004	2	99	13	0	114	1,168	459

Amortization in 2004	—	(13)	(2)	—	(15)	(98)	(36)

Acquisitions	—	113	—	—	113	101	—

Retirements	—	(22)	—	—	(22)	(1)	0

Exchange differences	0	(14)	0	—	(14)	(27)	(8)

Changes in scope of consolidation	—	—	—	—	0	2	—

Net carrying amounts, Dec. 31, 2004	2	163	11	0	176	1,145	415

Amortization in 2005	—	—	—	—	—	—	—

Acquisitions	—	644	—	—	644	5	3

Retirements	—	(1)	0	—	(1)	(30)	(13)

Exchange differences	—	77	1	—	78	45	10

Net carrying amounts, Dec. 31, 2005	2	883	12	0	897	1,165	415

	Crop-			Material-	Reconcilia-	Bayer
	Science	Materials	Systems	Science	tion	Group
€ million
Net carrying amounts, Jan. 1, 2004	1,627	144	13	157	—	1,898

Amortization in 2004	(134)	(24)	(1)	(25)	—	(174)

Acquisitions	101	—	—	—	—	214

Retirements	(1)	—	—	—	—	(23)

Exchange differences	(35)	(2)	0	(2)	—	(51)

Changes in scope of consolidation	2	—	—	—	—	2

Net carrying amounts, Dec. 31, 2004	1,560	118	12	130	—	1,866

Amortization in 2005	—	—	—	—	—	—

Acquisitions	8	—	9	9	—	661

Retirements	(43)	—	—	—	—	(44)

Exchange differences	55	6	1	7	—	140

Net carrying amounts, Dec. 31, 2005	1,580	124	22	146	—	2,623

For further information on acquisitions and divestitures see Note [7.2].
5. Critical accounting policies
The preparation of the financial statements for the Bayer Group requires the use of estimates and assumptions. These affect the classification and valuation of assets, liabilities, income, expenses and contingent liabilities. Estimates and assumptions mainly relate to the useful life of noncurrent assets,

104 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
the discounted cash flows used in impairment testing and the establishment of provisions for litigation, pensions and other benefits, taxes, environmental protection, inventory valuations, sales allowances, product liability and guarantees. Estimates are based on historical experience and other assumptions that are considered accurate in the circumstances. The actual values may vary from the estimates. The estimates and the assumptions are continually reviewed.
To enhance the information content of the estimates, certain important types of provisions that could be particularly relevant to the financial position, results of operations or cash flows of the Group are selected and tested for their sensitivity to changes in the underlying parameters. To reflect possible uncertainty about the likelihood of the events actually occurring, the impact of a 5 percent change in the probability of occurrence is examined in each case. For long-term interest-bearing provisions, the impact of a 1 percent change in the interest rate used is analyzed. Analysis has not shown other provisions to be materially sensitive. The interest sensitivity of pension obligations is discussed in Note [28].
Critical accounting and valuation policies and methods are those that are both most important to the portrayal of the Bayer Group’s financial position, results of operations and cash flows, and that require the application of difficult, subjective and complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods. The main accounting and valuation policies used by the Bayer Group are outlined in Note [4.3]. While not all of the significant accounting policies require difficult, subjective or complex judgments, the company considers the following accounting policies to be significant.
Intangible assets and property, plant and equipment
At December 31, 2005 the Bayer Group had intangible assets with a net carrying amount of €7,688 million (Note [19]) including goodwill of €2,623 million (Note [4,5]), and property, plant and equipment with a net carrying amount of €8,321 million (Note [20]). Definite-lived intangible assets and property, plant and equipment are amortized over their estimated useful lives. The estimated useful lives are based on estimates of the period during which the assets will generate revenue. Further, until the end of fiscal 2004, the Bayer Group amortized goodwill arising from business combinations with an agreement date prior to March 31, 2004 over its scheduled useful life. This practice was discontinued effective January 1, 2005 in compliance with IFRS 3 (Business Combinations) and the revised versions of IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), which prohibit the amortization of goodwill and other indefinite-lived intangible assets.
Definite-lived assets and property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may no longer be recoverable. Goodwill and indefinite-lived intangible assets must be tested annually for impairment. In compliance with IAS 36 (Impairment of Assets), such impairment losses are measured by comparing the carrying

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 105
amounts to the discounted cash flows expected to be generated by the respective assets. Where it is not possible to estimate the impairment loss for an individual asset, the loss is assessed on the basis of the discounted cash flow for the cash-generating unit to which the asset belongs. Estimating the discounted future cash flows involves significant assumptions, especially regarding future sales prices, sales volumes and costs. The discounting process is also based on assumptions and estimations relating to business-specific costs of capital, which in turn are based on country risks, credit risks and additional risks resulting from the volatility of the respective line of business as well as the capital structure of the relevant subgroup. Further information on the procedure for impairment testing and the residual carrying amounts of goodwill at the balance sheet date is given in Note [4,5].
If the present value of future cash flows — used to calculate the strategic business entities’ value in use in light of their continuing utilization and their retirement at the end of their useful lives — were 10 percent lower than the anticipated present value, the net carrying amount of goodwill in the Crop Protection segment of the Bayer CropScience subgroup would have to be reduced by €48 million. In the Systems segment of the Bayer MaterialScience subgroup, the net carrying amount of goodwill would have to be reduced by €5 million and that of other intangible assets by €19 million. If the weighted average cost of capital (WACC) used for the impairment test had to be increased by 10 percent, this would not affect the net carrying amounts of the strategic business entities’ assets.
Estimates are also used in the course of acquisitions to determine the fair value of the assets and liabilities acquired. Land, buildings and equipment are usually appraised independently, while marketable securities are valued at market price. If any intangible assets are identified, depending on the type of asset and the complexity of determining its fair value, Bayer either consults with an independent external valuation expert or develops the fair value internally, using an appropriate valuation technique which is generally derived from a forecast of the total expected future net cash flows. Assets may be valued using methods based on cost, market price or net present value, depending on the type of asset and the availability of information. The method based on net present value (income approach) is particularly important in relation to intangible assets. Trademarks and licenses, for example, are valued by the relief-from-royalty method, which includes estimating the cost savings that result from the company’s ownership of trademarks and licenses on which it does not have to pay royalties to a licensor. The intangible asset is then recognized at the present value of these savings.
Although the Board of Management of Bayer AG believes that its estimates of the relevant expected useful lives, its assumptions concerning the macroeconomic environment and developments in the industries in which the Bayer Group operates and its estimations of the discounted future cash flows are appropriate, changes in assumptions or circumstances could require changes in the analysis. This could lead to additional impairment charges in the future or to valuation write-backs should the trends expected by the Board of Management of Bayer AG reverse.

106 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Research and development
In addition to in-house research and development activities, various research and development collaborations and alliances are maintained with third parties that involve the provision of funding and/or payments for the achievement of performance milestones. All research costs are expensed as incurred. Since development projects are subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before approvals are received are not satisfied, and these costs, too, are therefore expensed as incurred. With respect to costs incurred in collaborations and alliances with third parties, considerable judgment is involved in assessing whether milestone-based payments simply reflect the funding of research, in which case expensing is always required, or whether, by making a milestone payment, an asset is acquired. In the latter case, the relevant costs are capitalized.
Net sales
The nature of the Bayer Group’s business activities means that many sales transactions are complex in structure. Sales are recognized upon transfer of risk or rendering of services to third parties. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs. It is customary to grant price discounts in the normal course of business. Allocations to provisions for discounts and rebates to customers are recognized in the same period in which the related sales are recorded based on the contract terms, using a consistent method. The cost of such sales incentives is estimated on the basis of historical experience with similar incentive programs. For rebates, provisions are recorded based upon the experience ratio to the respective period’s sales to determine the rebate accrual and related expense. Provisions related to the Group’s trade accounts amounted to €648 million on December 31, 2005. Some of the Bayer Group’s revenues are generated from licensing agreements under which third parties are granted rights to certain of our products and technologies. Upfront payments and similar non-refundable payments received under these agreements are recorded as miscellaneous liabilities and recognized in income over the estimated performance period stipulated in the agreement. Non-refundable milestone payments linked to the achievement of a significant and substantive technical/regulatory hurdle in the research and development process, pursuant to collaborative agreements, are recognized as revenue upon the achievement of the specified milestone. Revenues are also derived from research and development collaborations and co-promotion agreements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as upfront, milestone and similar payments, which may be complex and require significant analysis by management in order to separate individual revenue components and recognize them on the most appropriate dates. This may have to be done partly on the basis of assumptions.
Pensions and other post-employment benefits
Group companies provide retirement benefits for most of their employees, either directly or by contributing to independently administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country, the benefits generally being based on the employees’ remuneration and years of service. The obligations relate both to existing retirees’ pensions

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 107
and to pension entitlements of future retirees. Group companies provide retirement benefits under defined contribution and/or defined benefit plans. In the case of defined contribution plans, the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations. All other retirement benefit systems are defined benefit plans, which may be either unfunded, i.e. financed by provisions (accruals), or funded, i.e. financed through pension funds.
Statistical and actuarial methods are used to anticipate future events in calculating the expenses and liabilities related to the plans. These calculations include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases.
The interest rate used to discount post-employment benefit obligations to present value is derived from the yields of senior, high-quality corporate bonds in the respective country at the balance sheet date. These generally include AA-rated securities. The discount rate is based on the yield of a portfolio of bonds whose weighted residual maturities approximately correspond to the duration necessary to cover the entire benefit obligation. If AA-rated corporate bonds of equal duration are not available, a discount rate equivalent to the effective interest rate for government bonds at the balance sheet date is used instead, increased by about 0.5 to 1.0 percentage point since corporate bonds generally give higher yields by virtue of their risk structure. Determination of the discount rate is also based on the average yield for a bond portfolio corresponding to the expected cash outflows from the pension plans.
The assumption for the expected return-on-assets reflects a long-term outlook for global capital market returns that match the duration of the pension obligation, and a diversified investment strategy. The investment policy of Bayer Pensionskasse is geared to regulatory compliance and to the risk structure associated with the benefit obligations. On this basis, Bayer Pensionskasse has developed a strategic target portfolio commensurate with the risk profile. This investment strategy focuses principally on stringent management of downside risks rather than on maximizing absolute returns. In other countries, too, the key criteria for the funds’ investment strategies are the structure of the benefit obligations and the risk profile. Other determinants are risk diversification, portfolio efficiency and a country-specific and global risk/return profile capable of ensuring the payment of all future benefits. The expected return is applied to the fair market value of plan assets at each year end.
Statistical information such as withdrawal and mortality rates is also used in estimating the expenses and liabilities under the plans. Because of changing market and economic conditions, the expenses and liabilities actually arising under the plans in the future may differ materially from the estimates made on the basis of these actuarial assumptions. The plan assets are partially comprised of equity and fixed-income instruments. Therefore, declining returns on equity markets and markets for fixed-income instruments could necessitate additional contributions to the plans in order to cover future pension obligations. Also, higher or lower withdrawal rates or longer or shorter life of participants may have an impact on the amount of pension income or expense recorded in the future. On December 31, 2005, the present value of provisions for pensions and other post-employment benefits payable under defined benefit plans was €15,561 million. Further details of pension provisions and their interest rate sensitivity are given in Note [28].

108 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Doubtful accounts
Doubtful accounts are reported at the amounts likely to be recoverable based on historical experience of customer default. As soon as it is learned that a particular account is subject to a risk over and above the normal credit risk (e.g., low creditworthiness of customer, dispute as to the existence or the amount of the claim, nonenforceability of the claim for legal reasons, etc.), the account is analyzed and written down if circumstances indicate the receivable is uncollectible. Accumulated write-downs of receivables amounted to €348 million as of December 31, 2005.
Environmental provisions
The business of the Bayer Group is subject to a variety of laws and regulations in the jurisdictions in which it operates or maintains properties. Provisions for expenses that may be incurred in complying with such laws and regulations are set aside if environmental inquiries or remediation measures are probable, the costs can be reliably estimated and no future benefits are expected from such measures.
It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, particularly with regard to the status of laws, regulations and the information available about conditions in the various countries and at the individual sites. Significant factors in estimating the costs include previous experiences in similar cases, expert opinions regarding environmental programs, current costs and new developments affecting costs, management’s interpretation of current environmental laws and regulations, the number and financial position of third parties that may become obligated to participate in any remediation costs on the basis of joint liability, and the remediation methods which are likely to be deployed. Changes in these assumptions could impact future reported results. Subject to these factors, but taking into consideration experience gained to date regarding environmental matters of a similar nature, Bayer believes the provisions to be adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts accrued. It is possible that final resolution of these matters may require expenditures to be made in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Management nevertheless believes that such additional amounts, if any, would not have a material adverse effect on the Group’s financial position, results of operations or cash flows. Group provisions for environmental protection measures amounted to €279 million on December 31, 2005. Further information on environmental provisions can be found in Note [29.2].
Litigation provisions
As a global company with a diverse business portfolio, the Bayer Group is exposed to numerous legal risks, particularly in the areas of product liability, patent disputes, tax assessments, competition and antitrust law, and environmental matters. The outcome of the currently pending and future proceedings cannot be

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 109
predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partially, under insurance policies and that could significantly impact the business and results of operations of the Bayer Group. If the Bayer Group loses a case in which it seeks to enforce its patent rights, a decrease in future earnings could result as other manufacturers could be permitted to begin to market products that the Bayer Group or its predecessors had developed.
Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to many uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the Bayer Group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the Bayer Group could be materially affected by the unfavorable outcome of litigation. Litigation and administrative proceedings are evaluated on a case-by-case basis considering the available information, including that from legal counsel, to assess potential outcomes. Where it is considered probable that a future obligation will result in an outflow of resources, a provision is recorded in the amount of the present value of the expected cash outflows if these are deemed to be reliably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements. Provisions for litigation-related expenses totaled €663 million on December 31, 2005. Further details of legal risks are given in Note [35].
Income taxes
To compute provisions for taxes, estimates have to be made. Estimates are also necessary to determine whether valuation allowances are required against deferred tax assets. These involve assessing the probabilities that deferred tax assets resulting from deductible temporary differences and tax losses can be utilized to offset taxable income. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate adjustments to tax income and expense in future periods. The Group establishes reasonable provisions for possible consequences of audits by the tax authorities of the respective countries. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Group company’s domicile. On December 31, 2005, net liabilities for current tax payments amounted to €381 million, and net deferred tax assets to €1,418 million. Further information on income taxes is given in Note [16].

110 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
6. Segment reporting
In accordance with IAS 14 (Segment Reporting), a breakdown of certain data in the financial statements is given by segments and geographical region. The segments and regions are the same as those used for internal reporting, allowing a reliable assessment of risks and returns. The aim is to provide users of the financial statements with information regarding the profitability and future prospects of the Group’s various activities.
As of December 31, 2005 the Bayer Group comprised three subgroups with operations subdivided into divisions (HealthCare), business groups or strategic business entities (CropScience and MaterialScience). Their activities are aggregated into the eight reporting segments listed below according to economic characteristics, products, production processes, customer relationships and methods of distribution.
The subgroups’ activities are as follows:

Subgroup / Segment	Activities

HealthCare
Pharmaceuticals,
Biological Products	Development and marketing of prescription pharmaceuticals
Consumer Care	Development and marketing of over-the-counter medications and nutritional supplements
Diabetes Care, Diagnostics	Development and marketing of diagnostic products for laboratory testing, near-patient testing and self-testing applications
Animal Health	Development and marketing of veterinary medicines, nutritionals and grooming products for companion animals and livestock

CropScience
Crop Protection	Development and marketing of a comprehensive portfolio of fungicides, herbicides, insecticides and seed treatment products to meet a wide range of regional requirements
Environmental Science,	Development and marketing of a wide range of products for the green industry, garden care,
BioScience	non-agricultural pest and weed control and conventional seeds, and plant biotechnology

MaterialScience
Materials	Production and marketing of high-quality plastics granules, methylcellulose, metallic and ceramic powders and semi-finished products
Systems	Development, manufacturing and marketing of polyurethanes for a wide variety of applications as well as coating and adhesive raw materials; production and marketing of basic inorganic chemicals

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 111
The spin-off of LANXESS and the acquisition of the Roche OTC business have led to a shift in the relative sizes of the Group’s businesses in terms of sales, EBIT and assets. In compliance with IAS 14 (Segment Reporting), the segmentation has therefore been adjusted effective January 1, 2005 to reflect the new Group structure.
Moreover, IFRS 5, which was approved by the IASB on March 31, 2004, introduces specific recognition principles for assets and liabilities held for sale and for discontinued operations and requires that reporting now be based primarily on continuing operations. In contrast to the table in the financial statements as of December 31, 2004, the segment table for 2005 therefore reflects continuing operations only. The prior-year figures have been reclassified to ensure comparability.
Effective January 1, 2006 the Pharmaceuticals, Biological Products segment was renamed the Pharmaceuticals segment. The former Biological Products and Pharmaceuticals divisions were combined to form a new Pharmaceuticals Division.
The reconciliation eliminates intersegment items and reflects income and expenses not allocable to segments. These include in particular the Corporate Center, the service companies and sideline operations.
The segment data are calculated as follows:
•	The intersegment sales reflect intragroup transactions effected at transfer prices fixed on an arm’s length basis.

•	The return on sales is the ratio of the operating result (EBIT) to external net sales.

•	The gross cash flow comprises the operating result (EBIT) plus depreciation, amortization and writedowns, minus income taxes, minus gains/plus losses on retirements of noncurrent assets, plus/minus changes in pension provisions. The latter item includes the elimination of non-cash components of the operating result. It also contains benefit payments during the year.

•	The net cash flow is the cash flow from operating activities as defined in IAS 7.

•	The capital invested comprises all assets serving the respective segment that are required to yield a return on their cost of acquisition. Noncurrent assets are included at cost of acquisition or construction throughout their useful lives because the calculation of cash flow return on investment (CFROI) requires that depreciation and amortization be excluded. Interest-free liabilities are deducted. The capital invested is stated as of December 31.

•	The CFROI is the ratio of the gross cash flow to the average capital invested for the year and is thus a measure of the return on capital employed.

•	The equity items are those reflected in the balance sheet and income statement. They are allocated to the segments where possible.

•	Capital expenditures, amortization and depreciation relate to intangible assets, property, plant and equipment.

112 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
•	Since financial management of Group companies is carried out centrally by Bayer AG, financial liabilities are not allocated directly to the respective segments. Consequently, the liabilities shown for the individual segments do not include financial liabilities.
7. Changes in the Bayer Group
7.1 Scope of consolidation

	Germany	Other countries	Total
Bayer AG and consolidated companies

January 1, 2005	69	280	349

Additions	—	7	7

Retirements	(17)	(59)	(76)

Reclassifications	2	1	3

December 31, 2005	54	229	283

Companies included at equity (associates)

January 1, 2005	3	8	11

Additions	—	—	—

Retirements	—	—	—

Reclassifications	—	—	—

December 31, 2005	3	8	11

Non-consolidated subsidiaries

January 1, 2005	37	90	127

Additions	5	6	11

Retirements	(8)	(22)	(30)

Reclassifications	0	0	0

December 31, 2005	34	74	108

Other affiliated companies (Bayer’s interest > 5%)	31	35	66

Additions	6	3	9

Retirements	(4)	(12)	(16)

The financial statements of the Bayer Group as of December 31, 2005 include Bayer AG and 52 German and 225 foreign consolidated subsidiaries in which Bayer AG, directly or indirectly, has a majority of the voting rights or from which it is able to derive benefit by virtue of its power to govern corporate financial and operating policies. The total number of consolidated subsidiaries decreased by 66 compared with the previous year. Ten companies are consolidated for the first time, while 76 companies included in the previous year have been deconsolidated. The latter number is accounted for mainly by the spin-off of the LANXESS subgroup (60 companies) and mergers between Bayer companies. Five joint ventures – the same number as in the previous year – are included by proportionate consolidation in compliance with IAS 31 (Financial Reporting of Interests in Joint Ventures). Excluded from consolidation are 108 subsidiaries that in aggregate are immaterial to the net worth, financial position and earnings of the Bayer Group; they account for less than 0.2 percent of Group sales, less than 0.7 percent of stockholders’ equity and less than 0.4 percent of total assets.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 113
The effect of joint ventures on the Group balance sheet and income statement is as follows:

2005
€ million
Current assets	15

Noncurrent assets	62

Current liabilities	(23)

Noncurrent liabilities	(10)

Net assets	44

2005
€ million
Income	50

Expenses	(47)

Income after taxes	3

While 11 companies are accounted for by the equity method, 39 companies that in aggregate are of minor importance are stated at amortized cost.
Lists of Bayer AG’s direct and indirect holdings have been included in the Cologne commercial register. They also are available directly from Bayer AG on request.
The principal companies consolidated in the financial statements are listed in the following table:

Company Name and Place of Business	Bayer’s interest
%
Germany

Bayer Business Services GmbH, Leverkusen	100

Bayer CropScience AG, Monheim	100

Bayer CropScience Deutschland GmbH, Langenfeld	100

Bayer HealthCare AG, Leverkusen	100

Bayer Industry Services GmbH & Co. OHG, Leverkusen	60

Bayer MaterialScience AG, Leverkusen	100

Bayer Technology Services GmbH, Leverkusen	100

Bayer Vital GmbH, Leverkusen	100

H.C. Starck GmbH, Goslar	100

Wolff Cellulosics GmbH & Co. KG, Walsrode	100

Other European Countries

Bayer Antwerpen Comm.V, Belgium	100

Bayer Consumer Care AG, Switzerland	100

Bayer CropScience France S.A.S., France	100

Bayer CropScience Limited, U.K.	100

Bayer CropScience S.r.l., Italy	100

Bayer Diagnostics Europe Ltd., Ireland	100

Bayer International S.A., Switzerland	99.7

Bayer Pharma S.A.S., France	99.9

Bayer Polyols S.N.C., France	100

Bayer Public Limited Company, U.K.	100

Bayer S.p.A., Italy	100

Bayer Santé Familiale S.A.S., France	100

Bayer SP.Z.O.O., Poland	100

Quimica Farmaceutica Bayer, S.A., Spain	100

Company Name and Place of Business	Bayer’s interest

%
North America

Bayer CropScience Inc., Canada	100

Bayer CropScience LP, United States	100

Bayer HealthCare LLC, United States	100

Bayer Inc., Canada	100

Bayer MaterialScience LLC, United States	100

Bayer Pharmaceuticals Corporation, United States	100

H.C. Starck Inc., United States	100

Asia/Pacific

Bayer Australia Limited, Australia	99.9

Bayer CropScience K.K., Japan	100

Bayer Korea Ltd., Republic of Korea	100

Bayer MaterialScience Limited, Hong Kong	100

Bayer Medical Ltd., Japan	100

Bayer South East Asia Pte Ltd., Singapore	100

Bayer Yakuhin, Ltd., Japan	100

H.C. Starck Ltd., Japan	100

Sumika Bayer Urethane Co., Ltd., Japan	60

Latin America/Africa/Middle East

Bayer (Proprietary) Limited, South Africa	100

Bayer CropScience Ltda., Brazil	100

Bayer de Mexico, S.A. de C.V., Mexico	100

Bayer S.A., Argentina	99.9

Bayer S.A., Brazil	99.9

Bayer Türk Kimya Sanayi Limited Sirketi, Turkey	100

114 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Also included in the consolidated financial statements are the following material associates, which are accounted for by the equity method:

Company Name and Place of Business	Bayer’s interest

%

GE Bayer Silicones GmbH & Co. KG, Germany	49.9

Lyondell Bayer Manufacturing Maasvlakte VOF, Netherlands	50

Palthough Industries (1998) Ltd., Israel	20

PO JV, LP, United States	42.7

Polygal Plastics Industries Ltd., Israel	25.8

The following domestic subsidiaries availed themselves in 2005 of certain exemptions granted under Articles 264, paragraph 3 and 264 b, No. 4 of the German Commercial Code regarding the preparation, auditing and publication of financial statements:

Company Name	Place of Business
Bayer 04 Immobilien GmbH	Leverkusen

Bayer 04 Leverkusen Fußball GmbH	Leverkusen

Bayer 04 Mobilien GmbH	Leverkusen

Bayer Beteiligungsverwaltungsgesellschaft mbH	Leverkusen

Bayer Bitterfeld GmbH	Greppin

Bayer Business Services GmbH	Leverkusen

Bayer Chemicals AG	Leverkusen

Bayer CropScience AG	Monheim

Bayer Gastronomie GmbH	Leverkusen

Bayer Gesellschaft für Beteiligungen mbH	Greppin

Bayer HealthCare AG	Leverkusen

Bayer Industry Services GmbH & Co. OHG	Leverkusen

Bayer Innovation GmbH	Leverkusen

Bayer MaterialScience AG	Leverkusen

Bayer MaterialScience Customer Services GmbH	Leverkusen

Bayer Technology Services GmbH	Leverkusen

Bayer Vital GmbH	Leverkusen

Bayer-Handelsgesellschaft mbH	Leverkusen

Bayer-Kaufhaus GmbH	Leverkusen

Case Tech GmbH & Co. KG	Bomlitz

Chemion Logistik GmbH	Leverkusen

Drugofa GmbH	Cologne

DYNEVO GmbH	Leverkusen

EPUREX Films GmbH & Co. KG	Bomlitz

Erste K-W-A Beteiligungsgesellschaft mbH	Leverkusen

Euroservices Bayer GmbH	Leverkusen

Generics Holding GmbH	Leverkusen

Gesellschaft für Wohnen und Gebäudemanagement mbH	Leverkusen

GP Grenzach Produktions GmbH	Grenzach

KVP Pharma+Veterinär-Produkte GmbH	Kiel

Probis GmbH	Bomlitz

Sportrechte Vermarktungs- und Verwertungs-GmbH & Co. oHG	Leverkusen

Travel Board GmbH	Leverkusen

Wolff Cellulosics GmbH & Co. KG	Bomlitz

Wolff Walsrode AG	Walsrode

Zweite K-W-A Beteiligungsgesellschaft mbH	Leverkusen

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 115
7.2 Business combinations and other acquisitions; divestments; discontinued operations
Business combinations are accounted for by the purchase method. Accordingly, the results of operations of the acquired businesses are included in the consolidated financial statements as from the respective dates of acquisition. The purchase prices of acquisitions of companies domiciled outside the euro zone are translated at the exchange rates in effect at the respective dates of acquisition.
In 2005 a total of €2,406 million was spent for acquisitions constituting business combinations within the scope of IFRS 3 and for other acquisitions. The respective amounts are translated at the exchange rates in effect on the respective acquisition dates. The purchase prices of these acquisitions were settled by cash payments and by the assumption of €46 million in liabilities. Goodwill arising on these acquisitions totaled €661 million and is subject to an annual impairment test.
Since January 2005, the worldwide Roche consumer health business with non-prescription drugs and vitamins has been part of the Consumer Care Division of Bayer HealthCare. The transaction includes the global consumer health activities of Roche, with the exception of Japan, including the five production sites in Grenzach, Germany; Gaillard, France; Pilar, Argentina; Casablanca, Morocco; and Jakarta, Indonesia. Among the brands acquired are Aleve®, Bepanthen®, Redoxon®, Rennie® and Supradyn®. The merger puts Bayer among the largest global suppliers of prescription-free medicines.
The acquired business contributed €1,061 million to Group sales in 2005. Since the sales forces, distribution function and support functions – such as controlling – have been combined in the Group’s legal entities, it is not practicable to separately identify an operating result of the former Roche business.
The acquisition price for the worldwide consumer health business of Roche, before including the assumption of net financial liabilities, was approximately €2,338 million, including about €208 million for the purchase of the remaining 50 percent interest in the U.S. joint venture with Roche. This purchase was completed in 2004 in an economically and legally separate transaction. The acquisition of the remaining global business was accomplished in 2005 by way of a €2,130 million cash transfer, of which €200 million was paid in advance at the end of 2004, and the assumption of some €46 million in net financial liabilities. The ancillary costs of the acquisition amounted to about €28 million.
The assets and goodwill acquired were as follows:

2005
€ million

Acquisition costs excluding assumption of debt	2,056

Ancillary acquisition costs	28

Purchase price	2,084

Fair value of acquired net assets	1,440

Goodwill	644

Goodwill is attributable to a number of factors, including significant synergies that the Bayer Group expects to achieve by acquiring the Roche OTC business. Apart from general administrative processes and infrastructure synergies, these comprise significant savings in sales and marketing costs, for example. The acquisition also strengthens the Bayer Group’s global market position in the OTC sector. Of the €644 million in recognized goodwill, €183 million is tax-deductible.

116 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
The purchase price can be allocated among the acquired assets and assumed liabilities at the date of acquisition as follows:

	Net carrying		Net carrying
	amount prior to	Fair value	amount after
	the acquisition	adjustments	the acquisition
€ million
Acquired assets and assumed liabilities

Other intangible assets	—	1,142	1,142

Goodwill	—	644	644

Property, plant and equipment	142	9	151

Inventories	97	57	154

Other current assets (excluding liquid assets)	255	9	264

Liquid assets	28	—	28

Financial liabilities	(74)	—	(74)

Miscellaneous liabilities	(129)	—	(129)

Pensions and other post-employment benefits	(25)	—	(25)

Other provisions	(9)	—	(9)

Deferred taxes	6	(68)	(62)

Purchase price			2,084

of which ancillary acquisition costs			28

Assumed net financial liabilities			(46)

Net cash outflow for the acquisition			2,130

The expected useful lives of the acquired other intangible assets are as follows:

	Fair value	Useful life
	€ million	Years
Trademarks	1,055	20 – 30

Marketing- and customer-related rights	41	20 – 30

Software and technologies	46	5 – 8

In addition to the acquisition of the Roche consumer health business, the following significant acquisitions or other transactions were made in 2005:
In connection with the acquisition of Aventis CropScience Holding, S.A., France, in 2002, the antitrust authorities required Bayer to divest some of the operations acquired from Aventis. In this connection, the business with the active ingredient fipronil was sold to BASF AG, Ludwigshafen, Germany, in 2003. On January 31, 2005, Bayer CropScience AG, Monheim, Germany, signed an agreement with BASF to license back the rights to this product for agricultural applications in certain countries outside of Europe and the United States, for €125 million.
On February 10, 2005, Bayer CropScience GmbH, Frankfurt am Main, Germany, and Bayer CropScience LP, Research Triangle Park, North Carolina, United States, acquired various intangible assets and the property, plant and equipment required for the production of cotton seeds from Associated Farmers Delinting, Inc., a regional cotton seed producer based in Littlefield, Texas, for €9 million.
On July 8, 2005, Bayer South East Asia Pte Ltd., Singapore, received marketing rights for the cardiovascular drug Zetia® to the value of €100 million under a co-marketing and distribution agreement with Schering-Plough.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 117
Bayer MaterialScience LLC, Pittsburgh, Pennsylvania, acquired Polythane Systems, Inc. (PSI), Spring, Texas, on August 31, 2005, for €20 million. PSI is a leading American supplier of polyurethane spray foam systems for roof insulation.
The total net assets and goodwill acquired in the above acquisitions and transactions and a number of smaller ones is comprised as follows:

2005
€ million
Acquisition costs	276

Ancillary acquisition costs	0

Purchase price	276

Fair value of acquired net assets	259

Goodwill	17

These acquisitions and other transactions affected the Group’s assets and liabilities as of the dates of acquisition as follows:

2005
€ million
Acquired assets and assumed liabilities

Other intangible assets	242

Goodwill	17

Property, plant and equipment	4

Other financial assets	3

Other current assets	10

Purchase price	276

of which ancillary acquisition costs	0

Assumed net financial liabilities	—

Net cash outflow for the business combinations and other acquisitions	276

IFRS 3 requires that information be provided not only on business combinations in the year under report but also on those taking place between the closing date and the date of approval of the financial statements for publication. It is therefore reported here that on January 9, 2006, Bayer Innovation GmbH acquired the biotech company Icon Genetics AG, Munich, Germany. Icon Genetics discovers innovative methods for the development and use of engineered plants to produce therapeutically active substances. The purchase price upon conclusion of the sale-and-purchase agreement was €18 million. Since this acquisition was made only recently, allocation of the purchase price among the acquired assets and liabilities has not yet been completed. It is expected to be allocated primarily to research and development work in process.
The Bayer Group made the following significant divestitures, the proceeds of which totaled €87 million, in 2005.
The Bayer CropScience subgroup divested a number of activities in 2005 to strengthen the focus on its core business. These included Philagro Holding S.S., France, and EqSeeds Comercia de Sementes Ltda., Brazil. Bayer CropScience also divested the businesses with various active ingredients together with the related rights, including the acaricide and insecticide Amitraz, which it marketed as Mitac®. CropScience also sold its site in Hauxton, United Kingdom, in December 2005, and BCS S.A., France, divested its interest in Holdisa S.r.l., Italy. The selling prices of the operations divested by Bayer CropScience in fiscal 2005 totaled €80 million.
The remaining €7 million relates to several minor divestitures in the Bayer Group.

118 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
The divestitures affected the Group’s assets and liabilities as of the respective dates of divestiture as follows:

2005
€ million
Divested assets and liabilities

Other intangible assets	5

Property, plant and equipment	13

Other financial assets	7

Other current assets	3

Pensions and other post-employment benefits	(7)

Other provisions	(1)

Net gain on divestitures	67

Total selling price	87

Net divested financial liabilities	0

Net cash inflow from the divestitures	87

Discontinued operations
IFRS 5, which was approved by the IASB on March 31, 2004, introduces specific recognition principles for assets and liabilities held for sale and for discontinued operations and requires that financial reporting be based primarily on continuing operations. To improve transparency and comparability, the Group’s financial reporting is based primarily on continuing operations, while assets held for sale and discontinued operations are stated separately in a single line item in the balance sheet, income statement and cash flow statement. Both the LANXESS business and the divested plasma business in the United States are reported as discontinued operations.
In November 2003 the Board of Management and Supervisory Board of Bayer AG decided to separate from the Bayer Group major parts of the chemicals activities and about one third of the polymers activities. These activities were subsequently placed in the LANXESS subgroup. The separation took place by way of a spin-off pursuant to the German Transformation Act (Umwandlungsgesetz). For this purpose, a Spin-Off and Acquisition Agreement was concluded between Bayer AG and LANXESS AG in September 2004. This was approved at an Extraordinary Stockholders’ Meeting of Bayer AG held in Essen, Germany, on November 17, 2004.
The Joint Spin-Off Report of the boards of management of Bayer AG and LANXESS AG contains a detailed description of the spin-off, together with an explanation of the background.
On January 28, 2005 the spin-off of LANXESS was entered in the commercial register for Bayer AG. The shares of LANXESS AG were legally assigned upon their issuance on that date to Bayer AG stockholders. Since January 31, 2005 shares in LANXESS have been listed in the Prime Standard subsegment of the official market segment (Amtlicher Markt) of the Frankfurt Stock Exchange. The LANXESS subgroup was therefore deconsolidated from the Bayer Group effective January 31, 2005.
In addition, plans were announced in October 2003 to divest the plasma activities of the Biological Products Division of the HealthCare subgroup. These activities, too, are reported as discontinued operations. This decision does not affect the Kogenate® operations. In December 2004 a contract was signed to sell the plasma business in the United States to Talecris BioTherapeutics, Inc., a new company controlled by the U.S. equity investors Cerberus Capital Management L.P., New York, and Ampersand Ventures, Wellesley, Massachusetts. This transaction was closed on March 31, 2005.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 119
The amounts shown in the consolidated financial statements of the Bayer Group under discontinued operations relate, respectively, to the plasma operations in the United States and to all assets, liabilities, income and expenses pertaining to the activities transferred to LANXESS. The LANXESS data are presented from the standpoint of the Bayer Group and are not intended to portray either the LANXESS activities or the remaining activities of Bayer as those of stand-alone entities. The presentation thus follows the principles set out in IFRS 5 for reporting discontinued operations.
A breakdown of the results of discontinued operations is given below:

	LANXESS		Plasma business		Total
	2004	2005	2004	2005	2004	2005
€ million
Net sales	6,053	503	427	124	6,480	627

Cost of goods sold	(4,635)	(345)	(309)	(91)	(4,944)	(436)

Selling expenses	(846)	(62)	(56)	(14)	(902)	(76)

Research and development expenses	(126)	(8)	(48)	(11)	(174)	(19)

General administration expenses	(263)	(20)	(18)	(11)	(281)	(31)

Other operating income (expenses) – net	(105)	(6)	(93)	1	(198)	(5)

Operating result (EBIT) from discontinued operations	78	62	(97)	(2)	(19)	60

Non-operating result	(84)	(4)	—	—	(84)	(4)

Net income (loss) before income taxes	(6)	58	(97)	(2)	(103)	56

Income taxes	2	(20)	34	1	36	(19)

Income (loss) after taxes	(4)	38	(63)	(1)	(67)	37

of which:

Current income (loss) from discontinued operations (before taxes)	(6)	58	(7)	22	(13)	80

Income taxes	2	(20)	3	(7)	5	(27)

Current income (loss) from discontinued operations (after taxes)	(4)	38	(4)	15	(8)	53

Income (loss) from the sale of discontinued operations (before taxes)	—	—	(90)	(24)	(90)	(24)

Income taxes	—	—	31	8	31	8

Income (loss) from the sale of discontinued operations (after taxes)	—	—	(59)	(16)	(59)	(16)

Total income (loss) from discontinued operations after taxes	(4)	38	(63)	(1)	(67)	37

For fiscal 2005, the results of the LANXESS activities that were spun off relate solely to the month of January because LANXESS was deconsolidated as of January 31, 2005.

120 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
The separate asset and liability line items in the balance sheet reflect the following amounts pertaining to the discontinued LANXESS and plasma operations:

	LANXESS		Plasma business		Total
	2004	2005	2004	2005	2004	2005
€ million
Noncurrent assets	1,900	—	124	—	2,024	—

Goodwill and other intangible assets	65	—	—	—	65	—

Property, plant and equipment	1,521	—	1	—	1,522	—

Other noncurrent assets	106	—	—	—	106	—

Deferred taxes	208	—	123	—	331	—

Current assets	2,328	—	405	—	2,733	—

Inventories	1,151	—	326	—	1,477	—

Trade accounts receivable	1,029	—	76	—	1,105	—

Other current assets	148	—	3	—	151	—

Assets held for sale and discontinued operations	4,228	—	529	—	4,757	—

Noncurrent liabilities	968	—	—	—	968	—

Provisions for pensions and other post-employment benefits	573	—	—	—	573	—

Other provisions	238	—	—	—	238	—

Financial liabilities	92	—	—	—	92	—

Miscellaneous noncurrent liabilities	42	—	—	—	42	—

Deferred taxes	23	—	—	—	23	—

Current liabilities	1,299	—	120	—	1,419	—

Other provisions	207	—	20	—	227	—

Financial liabilities	439	—	—	—	439	—

Trade accounts payable	494	—	23	—	517	—

Miscellaneous current liabilities	159	—	77	—	236	—

Liabilities directly related to assets held for sale and discontinued operations	2,267	—	120	—	2,387	—

Discontinued operations affected the Group cash flow statements as follows:

					Total discontinued
	LANXESS		Plasma business		operations
	2004	2005	2004	2005	2004	2005
€ million
Net cash provided by (used in) operating activities	234	(80)	(46)	40	188	(40)

Net cash provided by (used in) investing activities	(253)	(19)	(30)	206	(283)	187

Net cash provided by (used in) financing activities	19	99	76	(246)	95	(147)

Change in cash and cash equivalents	0	0	0	0	0	0

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 121
Notes to the Statements of Income
8. Net sales
Sales revenues are derived primarily from product deliveries. Total reported net sales increased by €4,105 million or 17.6 percent from 2004, to €27,383 million. Contributing to this expansion were a €109 million, or 0.5 percent, increase in volumes along with a €279 million, or 1.2 percent, positive impact of shifts in exchange rates. Changes in selling prices contributed €1,647 million, or 7.0 percent, to the growth in business. Portfolio changes boosted sales by €2,070 million. Acquisitions and divestitures during 2005 and 2004 affected the comparison between the two years’ sales figures by the following amounts:

2005
€ million

Acquisitions

Roche consumer health business	1,061

Gustafson (50 percent acquired in 2004)	25

Other	7

1,093

Divestitures	(4)

Net sales to LANXESS after the spin-off on January 31, 2005[1]	981

981

Net effect of portfolio changes	2,070

1	A trading relationship now exists between the Bayer Group and the LANXESS Group as separate enterprises following the spin-off of what was previously the LANXESS subgroup of Bayer. The relevant agreements are concluded on an arm’s-length basis. Under these agreements, the Bayer Group supplies goods and services to the LANXESS Group. Some of the transactions relate to products, such as chlorine or caustic soda solution, that are supplied to LANXESS by the MaterialScience subgroup. Others are service transactions in the areas of IT systems development and application support, IT infrastructure, site services and engineering services. Prior to the spin-off, the resulting revenues were recorded as intragroup sales and eliminated in the consolidation.
Breakdowns of net sales by segment and by region are given in the table on page 84f.
9. Selling expenses
Selling expenses include €621 million in shipping and handling costs in 2005 (2004: €569 million). They also include advertising and promotion costs, expensed in the period in which they are incurred. These costs amount to €1,222 million (2004: €963 million).
10. Research and development expenses
Because of their importance in the Bayer Group, research and development expenses are recognized separately alongside the cost of goods sold, selling expenses and general administration expenses.

122 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
11. Other operating income

	2004	2005
€ million

Gains from sales of property, plant and equipment	184	151

Reversals of unutilized provisions	61	27

Write-backs of receivables and other assets	48	79

Recognition of exchange rate hedges	0	47

Miscellaneous operating income	447	490

	740	794

In July 2005, it was decided to modify several of Bayer’s largest pension plans in the United States, replacing the current defined-benefit plans with purely defined-contribution plans. The resulting reduction in pension obligations yielded one-time income of €294 million in fiscal 2005, which is included in other operating income. In the previous year, income of €116 million was realized from a restructuring of global pension obligations. Further information on the accounting for pension provisions is given in Note [28].
12. Other operating expenses

	2004	2005
€ million

Amortization and write-downs of acquired goodwill	(174)	–

Write-downs of trade accounts receivable	(88)	(168)

Losses from sales of property, plant and equipment	(127)	(128)

Litigation-related expenses	(149)	(451)

Miscellaneous operating expenses	(596)	(548)

	(1,134)	(1,295)

Other operating expenses include €106 million incurred in connection with the termination of the co-promotion agreement with GlaxoSmithKline for Levitra®. €162 million (2004: minus €129 million) was spent on restructuring. Further details of restructuring expenses are given in Note [29.3].
13. Costs by type
13.1 Cost of materials
The total cost of materials amounted to €9,726 million (2004: €8,871 million), comprising €8,896 million (2004: €7,948 million) in expenses for raw materials, supplies and goods purchased for resale, and €830 million (2004: €923 million) in expenses for purchased services. The cost of materials is allocated to the cost of goods sold or the respective operating expense items.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 121
13.2 Personnel expenses/employees

	2004	2005
€ million

Wages and salaries	4,822	4,803

Social expenses and expenses for pensions and other benefits	1,204	1,109

of which for defined-contribution pension plans	284	341

of which for defined-benefit pension plans	146	(21)

	6,026	5,912

Personnel expenses declined by €114 million to €5,912 million in 2005 (2004: €6,026 million). Of this decrease, €38 million was due to currency translations. Personnel expenses are allocated to the cost of goods sold or the respective operating expense items. The personnel expenses shown here do not include the interest portion of personnel-related provisions (particularly pension provisions), which is included in the non-operating result as other non-operating expense (see Note [15.3]).
In July 2005, it was decided to modify several of Bayer’s largest pension plans in the United States, replacing these current defined-benefit plans with a purely defined-contribution plan. The resulting reduction in pension obligations yielded a one-time reduction of €294 million in expenses for retirement pensions in fiscal 2005. Pension expense in fiscal 2004 was diminished by one-time income of €116 million resulting mainly from changes in the basic conditions for the plan covering health care costs in the United States. These changes require participating employees to assume a greater share of the costs through higher copayments and proportionate contributions. In addition, a ceiling was introduced for the annual contributions payable by companies.
The average number of employees, classified by corporate functions, was as follows:

	2004	2005
Marketing	29,576	30,558

Technology	44,033	44,011

Research and development	9,560	9,185

General administration	9,018	9,409

	92,187	93,163

of which trainees	2,545	2,547

The employees of joint ventures are included in the above figures in proportion to Bayer’s interests in the respective companies. The total number of people employed by joint ventures in 2005 was 65 (2004: 31).
13.3 Other taxes
Other taxes amounting to €248 million (2004: €201 million) are included in the cost of production, selling expenses, research and development expenses or general administration expenses. These are mainly taxes related to property, as well as taxes on electricity and other utilities.

124 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
14. Operating result (EBIT)
In December 2004 the IASB issued an amendment to IAS 19 (Employee Benefits) that permits actuarial gains and losses arising in defined-benefit pension plans to be recognized directly in equity without affecting the income statement. Further information on the accounting for pension provisions is given in Note [28].
The Group Management Board decided to follow the recommendation of the IASB and implement the above change as of January 1, 2005 in order to enhance the transparency of reporting. The previous year’s figures have been restated accordingly. This reporting change leads to a €48 million improvement in the 2004 operating result from continuing operations. In view of its immateriality to 2004 EBIT of the segments, the gain has been reflected solely in the reconciliation column of the segment table.
Breakdowns of the operating result by segment and by region are given in the table on page 84 ff.
15. Non-operating result

	2004	2005
€ million

Equity-method loss[1]	(139)	(10)

Non-operating income[2]	483	634

Non-operating expenses[3]	(997)	(1,237)

	(653)	(613)

The non-operating result, comprising the income statement items equity-method loss, non-operating income and non-operating expenses, may be apportioned among the following categories.
15.1 Loss from investments in affiliated companies – net
The components of this item are as follows:

	2004	2005
€ million

Equity-method loss[1]	(139)	(10)

Write-downs of investments in affiliated companies[3]	(11)	(28)

Dividends from affiliated companies and income from profit and loss transfer agreements[2]	0	10

of which €1 million (2004: €0 million) from subsidiaries

Gains from the sale of investments in affiliated companies[2]	11	6

Losses from the sale of investments in affiliated companies[3]	(4)	0

	(143)	(22)

The loss from investments in affiliated companies mainly comprises an equity-method loss of €47 million (2004: €131 million) from two production joint ventures with Lyondell. Further details of the companies included at equity in the Group financial statements are given in Note [21].

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 125
15.2 Interest expense – net
This item comprises:

	2004	2005

€ million

Income from other securities and loans[2]	13	7

Other interest and similar income[2]	414	565

of which €1 million (2004: €1 million) from subsidiaries

Interest and similar expenses[3]	(656)	(913)

of which €1 million (2004: €9 million) to subsidiaries

	(229)	(341)

This item mainly comprises interest expense for financial liabilities, value adjustments relating to interest-rate hedging transactions, and interest income from investments.
Finance leases are capitalized under property, plant and equipment in compliance with IAS 17 (Leases). The interest portion of the lease payments, amounting to minus €18 million (2004: minus €21 million), is reflected in interest expense.
Interest expense incurred to finance the construction phase of major investment projects is not included here. Such interest expense, amounting in 2005 to €4 million (2004: €3 million), is capitalized as part of the cost of acquisition or construction of the property, plant or equipment concerned, based on an average capitalization rate of 4 percent (2004: 4 percent).
15.3 Other non-operating expense – net
This item comprises:

	2004	2005

€ million

Interest portion of interest-bearing provisions[3]	(231)	(246)

Net exchange loss[3]	(24)	(14)

Miscellaneous non-operating expenses[3]	(71)	(36)

Miscellaneous non-operating income[2]	45	46

	(281)	(250)

To enhance the transparency of reporting, the procedure for the treatment of actuarial gains and losses relating to defined-benefit pension obligations has been altered as of January 1, 2005. Under the new method of post-employment benefit accounting, unrealized actuarial gains and losses, instead of being gradually amortized according to the corridor method and recognized in income, are offset in their entirety against stockholders’ equity. This reporting change reduced the interest expense for provisions for continuing operations by €78 million in fiscal 2004. Further information on the accounting for pension provisions is given in Note [28].

126 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
16. Income taxes
This item comprises the income taxes paid or accrued in the individual countries, plus deferred taxes.
The breakdown of income taxes by origin is as follows:

	2004	2005
€ million

Income taxes paid or accrued

– Germany	(115)	(161)

– other countries	(375)	(380)

	(490)	(541)

Deferred taxes

– from temporary differences	(150)	(205)

– from tax loss carryforwards	167	105

	17	(100)

Income taxes	(473)	(641)

In fiscal 2005 changes in tax rates decreased deferred tax expense by €2 million (2004: €5 million).
The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

	Dec. 31, 2004		Dec. 31, 2005
	Deferred	Deferred	Deferred	Deferred
	tax	tax	tax	tax
	assets	liabilities	assets	liabilities
€ million

Intangible assets	149	1,029	159	983

Property, plant and equipment	80	820	184	780

Financial assets	43	174	26	235

Inventories	275	73	377	66

Receivables	77	168	123	344

Other assets	10	389	34	253

Pension provisions	1,102	209	1,522	436

Other provisions	767	131	666	68

Other liabilities	644	78	726	20

Tax loss carryforwards	584	–	1,047	–

Valuation allowance for tax loss carryforwards	(85)	–	(261)	–

	3,646	3,071	4,603	3,185

Set-off	(2,427)	(2,427)	(2,905)	(2,905)

	1,219	644	1,698	280

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 127
The following income tax assets and liabilities are therefore recognized in the balance sheet:

	Total as at	Of which	Total as at	Of which
	Dec. 31, 2004	current	Dec. 31, 2005	current
€ million

Deferred tax assets	1,219	509	1,698	709

Claims for tax refunds	823	815	726	719

	2,042	1,324	2,424	1,428

	Total as at	Of which	Total as at	Of which
	Dec. 31, 2004	current	Dec. 31, 2005	current
€ million

Deferred tax liabilities	644	430	280	187

Provisions for income taxes	997	648	803	431

Tax liabilities	413	413	304	302

	2,054	1,491	1,387	920

In 2005, deferred tax assets of €9 million and deferred tax liabilities of €47 million relate to changes in the scope of consolidation. Utilization of tax loss carryforwards from previous years diminished the amount of income taxes paid or accrued in 2005 by €97 million (2004: €39 million).
The value of existing tax loss carryforwards by expiration date is as follows:

	Dec. 31, 2004	Dec. 31, 2005
€ million

One year	4	0

Two years	2	0

Three years	0	0

Four years	0	4

Five years and thereafter	1,494	2,714

	1,500	2,718

Deferred tax assets of €786 million (2004: €499 million) are recognized on the €2,031 million (2004: €1,282 million) in tax loss carryforwards. It is considered that sufficient income will be available in the future to utilize these tax assets. Recognition of these deferred tax assets results in deferred tax income of €105 million (2004: €167 million). No deferred tax assets are recognized on tax loss carryforwards totaling €687 million (2004: €218 million); these carryforwards can theoretically be utilized over more than one year. In Germany, tax loss carryforwards can be utilized against the whole of the first €1 million of current taxable income but only against 60 percent of the remainder.
Deferred tax assets relating to deductible temporary differences and tax loss carryforwards are carried at the amount considered sufficiently likely to be recoverable in the future by offsetting against actual taxable income. In light of operating losses recently experienced in certain jurisdictions, consideration was given to the taxable income available to the Group along with prudent and feasible tax planning strategies. Based on the results of this assessment, valuation allowances of €261 million for 2005 and €85 million for 2004 were recorded against deferred taxes relating to loss carryforwards. These valuation allowances relate primarily to certain types of operating loss carryforwards, capital loss carryforwards, foreign tax credit carryforwards and charitable contribution carryforwards.

128 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
The increase in tax loss carryfowards and the associated deferred tax assets relating to continuing operations in 2005 is attributable to the earnings-neutral spin-off of the LANXESS subgroup effective January 31, 2005, which gave rise to €458 million in tax loss carryforwards and €183 million in deferred tax assets. The additional carryforwards arose because tax regulations required that the spin-off balance sheet of LANXESS as of January 31, 2005 reflect the amount of loss carryforwards assigned to the operations that were actually spun off, and this amount differed from that previously assigned to the respective discontinued operations of the Bayer Group on the basis of origin. The LANXESS data for 2004 are presented from the standpoint of the Bayer Group as part of the segment reporting for that year and are not intended to portray either these discontinued operations or the continuing operations of Bayer as separate entities. The €560 million change in tax loss carryforwards compared with the prior year also results from completed tax audits and from losses to be declared on the spin-off of the LANXESS subgroup. Deferred tax assets were not recognized in relation to €224 million of the increase in loss carryforwards.
The Bayer Group recently entered into a closing agreement with the Internal Revenue Service (IRS) in the United States for the tax years 1992 through 1998 resulting in certain adjustments to our federal income tax liability for those years. Accordingly, our fiscal year 2005 tax provision has been reduced by €104 million as a result of reversing previously established reserves in excess of the additional tax liability assessed by the IRS for the 1992-2002 tax years.
Deferred taxes have not been recognized for temporary differences of €4,283 million (2004: €3,662 million) relating to earnings of foreign subsidiaries, either because these profits are not subject to taxation or because they are to be reinvested for an indefinite period. If deferred taxes were recognized for these temporary differences, the liability would be based on the respective withholding tax rates only, taking into account the German tax rate of 5 percent on corporate dividends where applicable. The amount of these unrecognized deferred tax liabilities could not be derived with reasonable effort.
The actual tax expense for 2005 is €641 million (2004: €473 million). This figure differs by €133 million (2004: €45 million) from the expected tax expense of €774 million (2004: €428 million) that would result from applying to the pre-tax income of the Group a tax rate of 35.2 percent (2004: 35.1 percent), which is the weighted average of the theoretical tax rates for the individual Group companies.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 129
The reconciliation of theoretical to actual income tax expense (income) for the Group is as follows:

	2004		2005
	€ million	%	€ million	%
Theoretical income tax expense (income)	428	100	774	100

Reduction in taxes due to tax-free income

Tax-free income from affiliated companies and divestiture proceeds	(4)	(1)	(6)	(1)

Other	(84)	(20)	(99)	(13)

Utilization of off-balance-sheet loss carryforwards	(30)	(7)	(34)	(4)

Tax provision reversal in the U.S.	—	—	(104)	(13)

Increase in taxes due to non-tax-deductible expenses

Write-downs of investments	13	3	10	1

Amortization of goodwill	63	15	—	—

Expenses for litigation	31	7	17	2

Other	30	7	53	7

Other tax effects	26	6	30	4

Actual tax expense (income)	473	111	641	83

Effective tax rate in %	38.7		29.1

17. Minority stockholders’ interest in income/losses
Minority interest in income amounts to €21 million (2004: €13 million), and minority interest in losses to €23 million (2004: €16 million).
18. Earnings per share (€) from continuing and discontinued operations
Earnings per share are determined according to IAS 33 (Earnings per Share) by dividing the net income (loss) by the average number of shares.

	2004	2005
Weighted average number of shares outstanding
basic	730,341,920	730,341,920

Dilutive potential ordinary shares	—	—

Weighted average number of shares outstanding
diluted	730,341,920	730,341,920

130 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005

	2004	2005
€ million

Income after taxes	682	1,595

attributable to minority interest	(3)	(2)

attributable to Bayer AG stockholders (net income)	685	1,597

Income (loss) after taxes from discontinued operations	(67)	37

Weighted average number of shares	730,341,920	730,341,920

Basic earnings per share (€)

from continuing operations	1.03	2.14

from continuing and discontinued operations	0.94	2.19

Diluted earnings per share (€)

from continuing operations	1.03	2.14

from continuing and discontinued operations	0.94	2.19

Note [3] explains the main effects on the Bayer Group of changes in accounting standards. The following table shows the effect on earnings per share of those standards that have a material impact on the income statement of the Bayer Group. Since there are no subscription rights outstanding, basic and diluted earnings per share are identical.

Effect on earnings per share	2004	2005
Cessation of amortization of goodwill and other indefinite-lived intangible assets in accordance with IFRS 3, IAS 36 and IAS 38	0.26	–

Offsetting of unrealized actuarial gains and losses in benefit accounting against equity in accordance with IAS 19, amended 2004	0.12	–

Total effect of accounting changes on earnings per share	0.38	–

Under the German Stock Corporation Act, the sum available for payment of the dividend is determined from the balance sheet profit shown in the annual financial statements for Bayer AG prepared in accordance with the German Commercial Code.
The dividend per share paid for the 2004 fiscal year was €0.55 (2003: €0.50). The proposed dividend for fiscal 2005 is €0.95 per share. Payment of the proposed dividend is contingent upon approval by the stockholders at the Annual Stockholders’ Meeting and has not been recognized as a liability in the consolidated financial statements for the Bayer Group.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 131
Notes to the Balance Sheets
19. Goodwill and other intangible assets
Changes in intangible assets in 2005 were as follows:

	Acquired concessions,
	industrial
	property rights,
	similar rights
	and assets, and	Acquired	Advance
	licenses thereunder	goodwill	payments	Total
€ million

Gross carrying amounts, Dec. 31, 2004	7,137	2,470	38	9,645

Exchange differences	395	179	2	576

Elimination of accumulated amortization prior to application of IFRS 3	—	(643)	—	(643)

Changes in scope of consolidation	0	—	—	0

Acquisitions	1,384	661	—	2,045

Capital expenditures	82	—	14	96

Retirements	(217)	(44)	(23)	(284)

Transfers	15	0	(17)	(2)

Gross carrying amounts, Dec. 31, 2005	8,796	2,623	14	11,433

Accumulated amortization and write-downs, Dec. 31, 2004	3,088	604	1	3,693

Exchange differences	222	39	0	261

Elimination of accumulated amortization prior to application of IFRS 3	—	(643)	—	(643)

Changes in scope of consolidation	0	—	—	0

Amortization and write-downs in 2005	622	—	0	622

of which write-downs	22	—	0	22

Write-backs	0	—	—	0

Retirements	(187)	0	0	(187)

Transfers	(1)	0	0	(1)

Accumulated amortization and write-downs, Dec. 31, 2005	3,744	0	1	3,745

Net carrying amounts, Dec. 31, 2005	5,052	2,623	13	7,688

Net carrying amounts, Dec. 31, 2004	4,049	1,866	37	5,952

The exchange differences are the differences between the carrying amounts at the beginning and the end of the year that result from translating the figures of companies outside the euro zone at the respective different exchange rates and changes in their assets during the year at the average rate for the year. This translation method generally also applies to acquisition-related goodwill and remeasurement amounts reflected in the statements of companies outside the euro zone.
For further information on acquisitions and divestitures see Note [7.2]. Additional details of the impairment testing procedure for goodwill and how goodwill is allocated among the reporting segments are given in Note [4.5].

132 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Following the publication of IFRS 3 and the revised standards IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), goodwill and other indefinite-lived intangible assets are no longer amortized as of January 1, 2005 but tested for impairment. There are no accumulated value adjustments for goodwill.
The acquired concessions, industrial property rights, similar rights and assets, and licenses thereunder in the Group can be assigned to the following categories:

			Marketing and
			distribution	Production	Other
	Patents	Trademarks	rights	rights	rights	Total
€ million

Gross carrying amounts, Dec. 31, 2004	1,634	1,029	626	1,933	1,915	7,137

Exchange differences	73	41	91	5	185	395

Changes in scope of consolidation	—	—	—	—	0	0

Acquisitions	13	1,068	160	74	69	1,384

Capital expenditures	12	—	6	0	64	82

Retirements	(68)	(7)	0	(11)	(131)	(217)

Transfers	41	(4)	(3)	(11)	(8)	15

Gross carrying amounts, Dec. 31, 2005	1,705	2,127	880	1,990	2,094	8,796

Accumulated amortization and write-downs, Dec. 31, 2004	602	331	205	510	1,440	3,088

Exchange differences	30	15	31	2	144	222

Changes in scope of consolidation	—	—	—	—	0	0

Amortization and write-downs in 2005	155	92	76	164	135	622

of which write-downs	4	1	15	0	2	22

Write-backs	—	—	—	—	0	0

Retirements	(53)	(1)	0	(4)	(129)	(187)

Transfers	1	(1)	0	(5)	4	(1)

Accumulated amortization and write-downs, Dec. 31, 2005	735	436	312	667	1,594	3,744

Net carrying amounts, Dec. 31, 2005	970	1,691	568	1,323	500	5,052

Net carrying amounts, Dec. 31, 2004	1,032	698	421	1,423	475	4,049

Over the next five years, amortization of the intangible assets recognized in 2005 is expected to be as follows:

Estimated amortization of intangible assets
€ million

2006	575

2007	446

2008	418

2009	378

2010	367

Possible future acquisitions and/or divestments of intangible assets are not taken into account in computing the above amounts and may therefore cause them to vary.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 133
Changes in intangible assets in 2004 were as follows:

	Acquired concessions,
	industrial
	property rights,
	similar rights
	and assets, and	Acquired	Advance
	licenses thereunder	goodwill	payments	Total
€ million

Gross carrying amounts, Dec. 31, 2003	7,110	2,522	45	9,677

Exchange differences	(175)	(66)	0	(241)

Changes in scope of consolidation	1	2	0	3

Acquisitions	140	214	—	354

Capital expenditures	52	—	35	87

Retirements	(44)	(202)	(6)	(252)

Transfers	53	0	(36)	17

Gross carrying amounts, Dec. 31, 2004	7,137	2,470	38	9,645

Accumulated amortization and write-downs, Dec. 31, 2003	2,637	624	5	3,266

Exchange differences	(111)	(15)	—	(126)

Changes in scope of consolidation	1	0	0	1

Amortization and write-downs in 2004	577	174	0	751

of which write-downs	4	0	0	4

Write-backs	0	—	—	0

Retirements	(31)	(179)	0	(210)

Transfers	15	0	(4)	11

Accumulated amortization and write-downs, Dec. 31, 2004	3,088	604	1	3,693

Net carrying amounts, Dec. 31, 2004	4,049	1,866	37	5,952

134 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
20. Property, plant and equipment
Changes in property, plant and equipment in 2005 were as follows:

				Construction
				in progress
				and advance
			Furniture,	payments to
		Plant	fixtures	vendors
	Land and	installations	and other	and sub-
	buildings	and machinery	equipment	contractors	Total
€ million

Gross carrying amounts, Dec. 31, 2004	6,562	12,021	1,873	505	20,961

Exchange differences	322	623	92	67	1,104

Changes in scope of consolidation	5	3	3	0	11

Acquisitions	73	63	8	11	155

Capital expenditures	81	223	103	885	1,292

Retirements	(176)	(304)	(239)	(9)	(728)

Transfers	147	284	120	(549)	2

Gross carrying amounts, Dec. 31, 2005	7,014	12,913	1,960	910	22,797

Accumulated depreciation and write-downs, Dec. 31, 2004	3,610	8,292	1,397	0	13,299

Exchange differences	134	392	66	0	592

Changes in scope of consolidation	1	1	3	—	5

Depreciation and write-downs in 2005	244	757	207	5	1,213

of which write-downs	37	12	1	5	55

Write-backs	0	0	0	—	0

Retirements	(148)	(270)	(211)	(5)	(634)

Transfers	16	(16)	1	0	1

Accumulated depreciation and write-downs, Dec. 31, 2005	3,857	9,156	1,463	0	14,476

Net carrying amounts, Dec. 31, 2005	3,157	3,757	497	910	8,321

Net carrying amounts, Dec. 31, 2004	2,952	3,729	476	505	7,662

The exchange differences are as defined for intangible assets.
Capitalized property, plant and equipment includes assets with a total net value of €316 million (2004: €316 million) held under finance leases. The gross carrying amounts of these assets total €868 million (2004: €758 million).
These assets are mainly plant installations and machinery with a carrying amount of €221 million (gross amount: €717 million) and buildings with a carrying amount of €85 million (gross amount: €122 million). In the case of buildings, either the present value of the minimum lease payments covers substantially all of the cost of acquisition, or title passes to the lessee on expiration of the lease.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 135
Also included are products leased to other parties under operating leases with a carrying amount of €202 million (2004: €176 million). The gross carrying amount of these assets was €589 million (2004: €481 million); their depreciation in 2005 amounted to €72 million (2004: €65 million). However, if under the relevant agreements the lessee is to be regarded as the economic owner of the assets and the lease therefore constitutes a finance lease as defined in IAS 17 (Leases), a receivable is recognized in the balance sheet in the amount of the discounted future lease payments.
Changes in property, plant and equipment in 2004 were as follows:

				Construction
				in progress
				and advance
			Furniture,	payments to
		Plant	fixtures	vendors
	Land and	installations	and other	and sub-
	buildings	and machinery	equipment	contractors	Total
€ million

Gross carrying amounts, Dec. 31, 2003	6,362	12,309	1,897	690	21,258

Exchange differences	(134)	(261)	(25)	(24)	(444)

Changes in scope of consolidation	7	36	27	(1)	69

Acquisitions	—	4	—	—	4

Capital expenditures	93	191	104	502	890

Retirements	(12)	(466)	(299)	(22)	(799)

Transfers	246	208	169	(640)	(17)

Gross carrying amounts, Dec. 31, 2004	6,562	12,021	1,873	505	20,961

Accumulated depreciation and write-downs, Dec. 31, 2003	3,344	8,111	1,388	14	12,857

Exchange differences	(28)	(160)	(20)	0	(208)

Changes in scope of consolidation	5	8	25	0	38

Depreciation and write-downs in 2004	213	785	210	—	1,208

of which write-downs	14	8	0	—	22

Write-backs	(1)	(2)	0	—	(3)

Retirements	0	(340)	(242)	0	(582)

Transfers	77	(110)	36	(14)	(11)

Accumulated depreciation and write-downs, Dec. 31, 2004	3,610	8,292	1,397	0	13,299

Net carrying amounts, Dec. 31, 2004	2,952	3,729	476	505	7,662

136 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
21. Investments in associates
Changes in investments in associates in 2005 were as follows:
Investments in associates

	2004	2005
€ million

Net carrying amount, Jan. 1	870	744

Acquisitions	—	—

Equity-method loss	(139)	(10)

Exchange differences	8	48

Other additions	—	17

Miscellaneous	5	(4)

Net carrying amount, Dec. 31	744	795

The Group’s significant investments in associates include the following companies:
For various strategic reasons, the Bayer MaterialScience subgroup holds or is responsible for interests in companies that are included at equity in the consolidated financial statements of the Bayer Group. As part of the forward integration strategy of the Polycarbonates business unit, minority interests in two Israeli companies were purchased in 1998: a 26 percent interest in Polygal and a 20 percent interest in Palthough. Both of these companies manufacture polycarbonate sheets for industrial, agricultural and other uses, mainly from polycarbonate (Makrolon®) granules supplied by Bayer. Two members of each company’s board of directors are Bayer Group employees.
In 1998, Bayer transferred its silicones business to GE Bayer Silicones, a joint venture (Bayer’s interest: 49.9 percent) with General Electric Plastics USA (GE), as part of the strategic realignment of what was then its Chemicals business area. The strategic objective was to leverage synergies in research and development, production, marketing and distribution. GE Bayer Silicones is now one of the world’s largest suppliers of sealants and other silicone-based products, with production facilities in Leverkusen, Germany, and Bergen op Zoom, Netherlands. Two members of the Shareholder Committee of GE Bayer Silicones are employees of the Bayer Group.
In 2000, Bayer acquired the polyols business and parts of the propylene oxide (po) production operations of Lyondell Chemicals. The strategic objective is to ensure access to patented technologies and safeguard the long-term supply of PO, a starting product for polyurethane, at reasonable prices. As part of this strategy, two joint ventures have been established to produce PO: PO JV Delaware USA (Bayer’s interest: 43 percent) and Lyondell Bayer Manufacturing Maasvlakte VOF, Netherlands (Bayer’s interest: 50 percent). The PO facility in Maasvlakte near Rotterdam, Netherlands, which came on stream in 2003, is a world-scale production facility using Lyondell’s patented PO/SM technology. Both facilities are operated by Lyondell. Bayer benefits from fixed long-term supply quotas/volumes of PO based on fixed price components.
The difference between the equity interest in the underlying net assets of associates and their at-equity accounting values is €12 million (2004: €12 million). It mainly relates to acquired goodwill.
The following table presents a summary of the aggregated income statements and balance sheet data for the companies included at equity in the consolidated financial statements of the Bayer Group (associates).

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 137
Associates’ aggregated income statement data

	2004	2005
€ million

Net sales	1,236	1,335

Gross profit	119	151

Net loss	(74)	(47)

Bayer’s share of net loss	(38)	(22)

Other[1]	(101)	12

Net loss from investments in associates (equity-method loss)	(139)	(10)

Associates’ aggregated balance sheet data

	Dec. 31, 2004	Dec. 31, 2005
€ million

Noncurrent assets	1,468	1,478

Current assets	359	469

Noncurrent liabilities	29	33

Current liabilities	257	295

Stockholders’ equity	1,541	1,619

Bayer’s share of stockholders’ equity	709	742

Other[1]	35	53

Net carrying amount of associates	744	795

1	The category “other” mainly comprises differences arising from adjustments of data to Bayer’s accounting policies, purchase price allocations and their amortization in income, and impairment losses.
22. Other financial assets
Other financial assets are as follows:

	Dec. 31, 2004		Dec. 31, 2005
		of which		of which
	Total	current	Total	current
€ million

Equity investments	69	—	52	—

Loans	484	24	509	25

Available-for-sale financial instruments	203	—	215	—

Held-to-maturity financial instruments	113	26	150	35

Miscellaneous financial assets	1,094	744	717	154

	1,963	794	1,643	214

	Dec. 31, 2004	Dec. 31, 2005
€ million

Investments in subsidiaries	48	39

Investments in associates	21	13

	69	52

Subsidiaries and joint ventures that do not have a material impact on assets and earnings either individually or in aggregate are not consolidated. They are reflected at fair value, which generally corresponds to amortized cost. This also applies to immaterial associates.

	Dec. 31, 2004		Dec. 31, 2005
		of which		of which
	Total	current	Total	current
€ million

Loans

of which to subsidiaries	0	—	0	—

of which to other affiliated companies	2	—	1	—

of which to third parties	482	24	508	25

	484	24	509	25

138 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005

	Dec. 31, 2004		Dec. 31, 2005
		of which		of which
	Total	current	Total	current
€ million

Available-for-sale financial instruments

of which equity instruments	189	—	206	—

of which debt instruments	14	—	9	—

	203	—	215	—

Held-to-maturity financial instruments	113	26	150	35

	316	26	365	35

Changes in available-for-sale financial instruments were as follows:

	2004	2005
€ million

Gross carrying amounts, Jan. 1	447	412

Exchange differences	(6)	10

Changes in scope of consolidation	32	—

Changes in fair value [gains]	18	16

Changes in fair value [losses]	(6)	(7)

Acquisitions	—	2

Other additions	190	103

Retirements	(263)	(84)

Gross carrying amounts, Dec. 31	412	452

Accumulated write-downs, Jan. 1	218	209

Exchange differences	0	3

Changes in scope of consolidation	—	—

Write-downs during the year	23	26

Write-backs	(10)	(1)

Retirements	22	0

Accumulated write-downs, Dec. 31	209	237

Net carrying amounts, Dec. 31	203	215

The miscellaneous financial assets comprise the following:

	Dec. 31, 2004		Dec. 31, 2005
		of which		of which
	Total	current	Total	current
€ million

Receivables from short-term loans	53	25	74	13

Receivables from commodity futures contracts	59	33	280	87

Receivables from other derivative financial instruments	724	517	242	14

Lease payments receivable	58	20	109	28

Remaining miscellaneous financial assets	200	149	12	12

	1,094	744	717	154

Other financial assets include €36 million (2004: €36 million) pertaining to non-consolidated subsidiaries. The amount pertaining to associates was €3 million (2004: €5 million). No items of other financial assets pertained to other affiliated companies in 2005 or 2004.
Further information on the accounting for receivables from derivative financial instruments is given in Note [33].

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 139
Lease agreements in which the other party, as lessee, is to be regarded as the economic owner of the leased assets (finance leases) give rise to accounts receivable in the amount of the discounted future lease payments. These receivables amount to €109 million (2004: €58 million), while the interest portion pertaining to future years amounts to €18 million (2004: €5 million).
The lease payments are due as follows:

	Dec. 31, 2004
			Receivables
			under
	Lease	Interest	finance
Maturing in	payments	component	leases
€ million

2005	22	2	20

2006	16	1	15

2007	12	1	11

2008	8	1	7

2009	4	0	4

2010 or later	1	0	1

	63	5	58

	Dec. 31, 2005
			Receivables
			under
	Lease	Interest	finance
Maturing in	payments	component	leases
€ million

2006	32	4	28

2007	28	3	25

2008	17	3	14

2009	10	2	8

2010	6	2	4

2011 or later	34	4	30

	127	18	109

23. Other receivables
Other receivables, less write-downs of €14 million (2004: €4 million) are comprised as follows:

	Dec. 31, 2004		Dec. 31, 2005
		of which		of which
	Total	current	Total	current

€ million

Benefit plan assets in excess of obligations	72	0	37	0

Payroll receivables	39	39	29	29

Deferred charges	159	142	210	193

Royalties receivable	249	249	51	48

Interest receivable on loans	190	190	310	305

Miscellaneous receivables	947	923	983	846

	1,656	1,543	1,620	1,421

Interest receivable on loans consists mainly of interest earned in the fiscal year but not due to be received until after the balance sheet date.
Of the total amount of this item, €5 million (2004: €6 million) was receivable from non-consolidated subsidiaries and €7 million (2004: €5 million) from associates. As in the previous year, there were no such receivables from other affiliated companies.
Total deferred charges include €193 million (2004: €142 million) that is expected to be used up in 2006.

140 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
24. Inventories
Of the €5,504 million in inventories carried as of December 31, 2005 (2004: €4,738 million), €814 million (2004: €967 million) represents inventories carried at fair value less costs to sell.
Inventories comprised the following:

	Dec. 31, 2004	Dec. 31, 2005
€ million

Raw materials and supplies	920	902

Work in process, finished goods and goods purchased for resale	3,811	4,595

Advance payments	7	7

	4,738	5,504

The changes in the inventory reserve, which are reflected in the cost of goods sold, were as follows:

	2004	2005
€ million

Balance at beginning of year	(304)	(311)

Additions charged to income	(171)	(166)

Exchange differences	10	(16)

Changes in scope of consolidation	(1)	(3)

Deductions due to utilization	155	156

Balance at end of year	(311)	(340)

25. Trade accounts receivable
Trade accounts receivable include a reserve of €334 million (2004: €273 million) for amounts unlikely to be recovered.
Trade accounts receivable as of December 31, 2005 include €5,162 million (2004: €4,464 million) maturing within one year and €42 million (2004: €11 million) maturing after one year. Of the total amount, €10 million (2004: €9 million) was receivable from non-consolidated subsidiaries, €36 million (2004: €40 million) from associates, €1 million (2004: €1 million) from other affiliated companies and €5,157 million (2004: €4,425 million) from other customers.
Changes in write-downs of trade accounts receivable are as follows:

	2004	2005
€ million

Balance at beginning of year	(280)	(273)

Additions charged to expense	(88)	(158)

Exchange differences	1	(22)

Changes in scope of consolidation	(1)	1

Deductions due to utilization	95	118

Balance at end of year	(273)	(334)

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 141
26. Liquid assets

	Dec. 31, 2004	Dec. 31, 2005
€ million

Marketable securities and other instruments	29	233

Cash and cash equivalents	3,570	3,290

	3,599	3,523

of which earmarked for antitrust payments		253

Financial instruments with original maturities of up to three months are recognized as cash equivalents in view of their high liquidity. Liquidity totaling €253 million has been deposited in escrow accounts intended solely for making payments relating to antitrust fines and civil law settlements. For further information on legal risks see Note [35].
Marketable securities and other instruments held as of December 31, 2005 and December 31, 2004 were as follows:

	Dec. 31, 2004		Dec. 31, 2005
	Equity	Debt	Equity	Debt
	instruments	instruments	instruments	instruments
€ million

Acquisition cost amortized to income	2	27	3	230

Fair-value losses recognized in equity	0	0	0	—

Fair-value gains recognized in equity	0	0	—	—

Balance sheet value	2	27	3	230

27. Changes in stockholders’ equity
The components of stockholders’ equity and their changes during 2005 and 2004 are shown in the following table.

				Equity	Equity
	Capital	Capital		attributable	attributable
	stock of	reserves of	Other	to Bayer AG	to minority	Stockholders’
	Bayer AG	Bayer AG	reserves	stockholders	interest	equity
€ million

Dec. 31, 2003	1,870	2,942	6,355	11,167	123	11,290

Capital contributions	—	—	—	—	—	0

Other changes	—	—	(335)	(335)	(12)	(347)

Dec. 31, 2004	1,870	2,942	6,020	10,832	111	10,943

Spin-off of LANXESS	—	—	(1,059)	(1,059)	(19)	(1,078)

Capital contributions	—	—	—	—	—	—

Other changes	—	—	1,304	1,304	(12)	1,292

Dec. 31, 2005	1,870	2,942	6,265	11,077	80	11,157

142 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
The capital stock of Bayer AG amounts to €1,870 million, as in the previous year, and is divided into 730,341,920 no-par bearer shares of a single class.
Authorized capital totaling €250 million was approved by the Annual Stockholders’ Meeting on April 26, 2002. It expires on April 26, 2007. The authorized capital can be used to increase the capital stock by issuing new shares against cash contributions. The Board of Management is authorized to exclude subscription rights with respect to €100 million of this authorized capital; however, in this case the issue price of the new shares must not be significantly below the market price. Exclusion of subscription rights for a further €150 million is only possible in specific cases.
Further authorized capital in the amount of €374 million was approved by the Annual Stockholders’ Meeting on April 27, 2001. This authorized capital, which expires on April 27, 2006, can be used to increase the capital stock by issuing new shares against non-cash contributions. Subscription rights for existing stockholders are excluded.
Conditional capital of €187 million existed on December 31, 2005. This capital may only be utilized to the extent necessary to issue the requisite number of shares as and when conversion or subscription rights are exercised by the holders of convertible bonds or of warrants conferring subscription rights, respectively, that may be issued by Bayer AG, or Group companies in which Bayer AG holds a direct or indirect interest of at least 90 percent, through April 29, 2009.
Capital reserves include the paid-in surplus from the issuance of shares and subscription rights by Bayer AG.
The categories of other reserves and their changes during 2005 and 2004 are shown in the following table.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 143

	Retained earnings			Accumulated other comprehensive income
		Other	Net	Currency	Fair-value
	Revaluation	retained	income	translation	remeasurement	Cashflow	Other
	surplus	earnings	(loss)	adjustment	of securities	hedges	reserves
€ million

Dec. 31, 2003	0	9,375	(1,303)	(1,699)	13	(31)	6,355

Changes in stockholders’ equity not recognized in net income

Fair-value remeasurement of securities and cash flow hedges					12	64	76

Changes in accumulated actuarial gains (losses) on defined benefit obligations for pensions and other post-employment benefits		(740)					(740)

Exchange differences on translation of operations outside the euro zone				(304)			(304)

Deferred taxes on valuation adjustments offset directly against stockholders’ equity		268			1	(18)	251

Other changes in stockholders’ equity	66						66

Transfer of changes recognized in income					(6)	2	(4)

	66	8,903	(1,303)	(2,003)	20	17	5,700

Dividend payments			(365)				(365)

Allocation from retained earnings		(1,668)	1,668				0

	0	(1,668)	1,303	0	0	0	(365)

Changes in stockholders’ equity recognized in net income

Net income 2004			685				685

	0	0	685	0	0	0	685

Dec. 31, 2004	66	7,235	685	(2,003)	20	17	6,020

Spin-off of LANXESS		(1,438)		379			(1,059)

Changes in stockholders’ equity not recognized in net income

Fair-value remeasurement of securities and cash flow hedges					9	(15)	(6)

Changes in accumulated actuarial gains (losses) on defined benefit obligations for pensions and other post-employment benefits		(1,207)					(1,207)

Exchange differences on translation of operations outside the euro zone				849			849

Deferred taxes on valuation adjustments offset directly against stockholders’ equity		470			(6)	6	470

Other changes in stockholders’ equity	(4)	4					0

Transfer of changes recognized in income					0	3	3

	62	5,064	685	(775)	23	11	5,070

Dividend payments			(402)				(402)

Allocation to retained earnings		283	(283)				0

	0	283	(685)	0	0	0	(402)

Changes in stockholders’ equity recognized in net income

Net income 2005			1,597				1,597

	0	0	1,597	0	0	0	1,597

Dec. 31, 2005	62	5,347	1,597	(775)	23	11	6,265

144 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
The equity effect of the revaluation of assets relating to acquisitions made in stages was recognized for the first time in fiscal 2004 in compliance with IFRS 3 (Business Combinations). If an enterprise is acquired in several stages, it has to be completely revalued on the date on which the acquiring company gains control. All assets and liabilities of the enterprise must be recognized at fair value. If the new fair value of the assets already held by the acquiring company exceeds their carrying amount, the carrying amount must be increased accordingly. This adjustment is recognized in a separate equity item (revaluation surplus) and thus has no effect on net income. The revaluation surplus of €66 million reported under stockholders’ equity is entirely due to the acquisition of the remaining 50 percent interest in an OTC joint venture with Roche in the United States that was established in 1996. In 2005 the €4 million portion of the revaluation surplus that was recognized in income through scheduled amortization/depreciation of the respective assets was transferred to retained earnings.
The retained earnings contain prior years’ undistributed income of consolidated companies.
Under the amended version of IAS 19 (Employee Benefits), which introduces a new option for the accounting treatment of actuarial gains and losses from defined benefit plans, all such gains and losses are recognized in the retained earnings of the Bayer Group. Further details of this accounting change are given in Note [3], which addresses the effects of new accounting pronouncements.
Changes in fair values of cash flow hedges and available-for-sale securities are recognized in other comprehensive income.
Exchange differences relating to the operations of companies outside the euro zone compared with the respective closing rates are recognized separately in the currency translation adjustment item of other comprehensive income.
The components of third-party minority interests in Group equity and their changes during 2005 and 2004 are shown in the following table.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 145

	Equity attributable to
	minority interest
	2004	2005

€ million

Jan. 1	123	111

Spin-off of LANXESS		(19)

Changes in stockholders’ equity not recognized in net income

Fair-value remeasurement of securities and cash flow hedges	—	—

Changes in accumulated actuarial gains (losses) on defined benefit obligations for pensions and other post-employment benefits	0	0

Exchange differences on translation of operations outside the euro zone	0	8

Deferred taxes on valuation adjustments offset directly against stockholders’ equity	0	0

Other changes in stockholders’ equity	2	20

	125	120

Dividend payments	(11)	(38)

Allocation to/from retained earnings	0	0

	(11)	(38)

Changes in stockholders’ equity recognized in net income

Net income	(3)	(2)

Dec. 31	111	80

Starting in 2005, minority interests must be shown in the Group balance sheet as a component of stockholders’ equity rather than as a separate item between stockholders’ equity and liabilities. The retrospective application of this change as of January 1, 2004 increased stockholders’ equity of the Group in 2005 by €80 million (2004: €111 million).
Minority stockholders’ interest mainly comprises third parties’ shares in the equity of the consolidated subsidiaries Bayer CropScience Limited, India; Sumika Bayer Urethane Co. Ltd., Japan; Bayer Polymers Co., Ltd., China; Bayer CropScience Nufarm Ltd., United Kingdom; Bayer Diagnostics India Limited, India; and H.C. Starck (Thailand) Company Limited, Thailand.
28. Provisions for pensions and other post-employment benefits
The provisions for pensions and other post-employment benefits are as follows:

	Pensions		Other post-employment benefits		Total
	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005

€ million

Germany	4,531	5,657	184	158	4,715	5,815

Other countries	1,003	832	501	527	1,504	1,359

Total	5,534	6,489	685	685	6,219	7,174

Group companies provide retirement benefits for most of their employees, either directly or by contributing to independently administered funds.

146 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country, the benefits generally being based on the employees’ remuneration and years of service. The obligations relate both to existing retirees’ pensions and to pension entitlements of future retirees.
Group companies provide retirement benefits under defined contribution and/or defined benefit plans.
In the case of defined contribution plans, the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations.
The regular contributions constitute net periodic costs for the year in which they are due and as such are included in the cost of goods sold, selling expenses, research and development expenses or general administration expenses, and thus in the operating result. In 2005, these expenses totaled €341 million (2004: €284 million).
All other retirement benefit systems are defined benefit plans, which may be either unfunded, i.e. financed by provisions (accruals), or funded, i.e. financed through pension funds. In 2005, expenses for defined benefit plans amounted to €183 million (2004: €420 million).
All income and expenses relating to funded defined benefit plans apart from interest cost and the expected return on plan assets are recognized in the Group operating result. Interest cost and the expected return on plan assets are reflected in the non-operating result.
In December 2004, the IASB issued an amendment to IAS 19 (Employee Benefits). The amendment introduces an additional recognition option that permits actuarial gains and losses arising in post-employment defined benefit plans, along with deductions for asset limitation due to the uncertainty of obtaining future benefits, to be recognized directly in stockholders’ equity. This option is similar to the approach provided in the U.K. standard FRS 17 (Retirement Benefits), which requires recognition of all actuarial gains and losses in a “statement of total recognized gains and losses” that is separate from the income statement. The Group Management Board has decided to follow the recommendation of the IASB and implement the above change for fiscal years beginning on or after January 1, 2005 in order to enhance the transparency of reporting. The prior-year figures have been restated accordingly.
Previously, in Bayer Group statements, actuarial gains and losses outside of the “corridor” were recognized in the income statement as income or expense, respectively, over the average remaining service period of existing employees. Under the new method of post-employment benefit accounting, unrealized actuarial gains and losses, instead of being gradually amortized according to the corridor method and recognized in income, are offset in their entirety against stockholders’ equity. Thus, no amortization of actuarial gains and losses is recognized in income. Recognizing actuarial gains and losses directly in equity also affects the amounts of receivables and of provisions for pensions and other post-employment benefits stated in the balance sheet, compared with those computed by the previous “corridor” method.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 147
The impact of these changes on the relevant balance sheet items as of December 31, 2004 was as follows:

	Carrying		Carrying
	amount before	Impact of	amount after
	the change	change	the change
€ million
Assets

Benefit plan assets in excess of obligations	540	(468)	72

Deferred tax assets	936	283	1,219

Assets held for sale and discontinued operations	4,788	(31)	4,757

Stockholders’ Equity and Liabilities

Other reserves	7,452	(1,432)	6,020

Provisions for pensions and other post-employment benefits	4,581	1,638	6,219

Deferred tax liabilities	1,171	(527)	644

Liabilities directly related to assets held for sale and discontinued operations	2,282	105	2,387

The reporting change improves the 2004 operating result from continuing operations by €48 million and the non-operating result by €78 million. Application of IAS 19 (amended 2004) leads to a deferred tax expense of €50 million.
In 2005 Bayer continued to drive forward the reorganization of its corporate pension systems around the world, particularly in Germany and the United States. The basic and supplementary pension plans for employees joining the company in Germany after January 1, 2005, have been restructured. All employees joining Bayer after this date are insured with the Rheinische Pensionskasse (RPK) which was established for this purpose. Employees who joined Bayer prior to January 1, 2005 remain insured with the Bayer Pensionskasse. The RPK operates on the same basic principle as life insurance, encouraging employees to take responsibility for safeguarding their overall retirement incomes. In the RPK, the employees and the company make equal contributions to finance the basic pension, which is based on a guaranteed interest rate of 2.75 percent per annum plus the distribution of any surplus.
In July 2005, it was decided to modify several of Bayer’s largest pension plans in the United States, replacing these current defined-benefit plans with a purely defined-contribution plan. All pension entitlements under the modified defined benefit plans have been determined as of December 31, 2005 and frozen. Effective January 1, 2006, Bayer makes a basic retirement contribution equal to 5 percent of eligible compensation, plus additional contributions that depend on age and years of pensionable service as of December 31, 2005. The resulting reduction in pension obligations led to pre-tax income of €294 million in fiscal 2005.
Early retirement and certain other benefits to retirees are also included here, since these obligations are similar in character to pension obligations. Like pension obligations, they are measured in line with international standards. In 2005, provisions for early retirement and other post-employment benefits amounted to €685 million (2004: €685 million).

148 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Provisions are also set up for the obligations of Group companies, particularly in the United States, to provide post-employment benefits in the form of health care cost payments to retirees. The valuation of health care costs as of December 31, 2005 is based on the assumption that they will increase at a rate of 10 percent, which should gradually reduce to 8 percent by 2007. As of December 31, 2004 it was assumed that costs would increase at a rate of 10 percent, which would reduce to 8 percent by 2006. The table shows the impact of a one-percentage-point change in the assumed rate of cost increases, based on the parameters used for 2005:

	Increase of one	Decrease of one
	percentage point	percentage point
€ million

Impact on pension expense	4	(4)

Impact on other post-employment benefit obligations	76	(76)

Net expense of €5 million relating to “other post-employment benefits” was recorded in 2005, compared with income of €52 million in 2004. This is comprised of €47 million (2004: €60 million) in current service cost, €56 million (2004: €56 million) in interest cost, €27 million (2004: €24 million) in expected return on plan assets, and €71 million (2004: €144 million) in income from subsequent adjustments of benefit entitlements.
Changes were made to the basic conditions for the plan covering health care costs in the United States in 2004. These changes essentially require employees participating in the plan to assume a greater share of the costs through higher copayments and proportionate contributions. In addition, a ceiling was introduced for the annual contributions payable by companies. The resulting €197 million reduction in obligations for vested benefits as defined by IAS 19 resulted in pre-tax income of €139 million in 2004.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 149
The costs for the plans comprise the following:

	Pension		Other post-employment
	obligations		benefit obligations
Germany	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005
€ million

Current service cost	135	138	29	17

Past service cost	18	56	—	—

Interest cost	451	432	5	5

Expected return on plan assets	(262)	(237)	—	—

Plan curtailments	—	—	—	—

Plan settlements	—	—	—	—

	342	389	34	22

	Pension		Other post-employment
	obligations		benefit obligations
Other countries	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005
€ million

Current service cost	135	122	31	30

Past service cost	3	4	(139)	(61)

Interest cost	223	222	51	51

Expected return on plan assets	(222)	(237)	(24)	(27)

Plan curtailments	(58)	(317)	(5)	(10)

Plan settlements	(3)	0	—	—

	78	(206)	(86)	(17)

	Pension		Other post-employment
	obligations		benefit obligations
Total	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005
€ million

Current service cost	270	260	60	47

Past service cost	21	60	(139)	(61)

Interest cost	674	654	56	56

Expected return on plan assets	(484)	(474)	(24)	(27)

Plan curtailments	(58)	(317)	(5)	(10)

Plan settlements	(3)	0	—	—

	420	183	(52)	5

The provisions for defined benefit plans are calculated in accordance with IAS 19 (Employee Benefits) by the projected unit credit method. The future benefit obligations are valued by actuarial methods on the basis of an appropriate assessment of the relevant parameters. Funds and benefit obligations are valued on a regular basis at least every three years. For all major funds, comprehensive actuarial valuations are performed annually. All pension and other post-employment benefit obligations worldwide were measured as of December 31, 2005.

150 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Benefits expected to be payable after retirement are spread over each employee’s entire period of employment, allowing for future changes in remuneration.
The Bayer Group has set up funded pension plans for its employees in many countries. Since the legal and tax requirements and economic conditions may vary considerably between countries, assets are managed according to country-specific principles. The Bayer-Pensionskasse in Germany is by far the most significant of the pension funds.
The legally independent fund “Bayer Pensionskasse VvaG” (Bayer-Pensionskasse) is a private insurance company and is therefore subject to the German Law on the Supervision of Private Insurance Companies. Since Bayer guarantees the commitments of the Bayer-Pensionskasse, it is classified as a defined benefit plan for IFRS purposes. The fair value of the plan assets includes real estate leased by Bayer which is recognized at a fair value of €56 million (2004: €62 million). Bayer AG has undertaken to provide profit-sharing capital in the form of an interest-bearing loan totaling €150 million for the Bayer-Pensionskasse. The entire amount was drawn as of December 31, 2005.
The investment policy of Bayer-Pensionskasse is geared to complying with regulatory provisions governing the risk structure of its obligations. In light of capital market movements, Bayer-Pensionskasse has therefore developed a target investment portfolio aligned to an appropriate risk structure. Its investment strategy focuses principally on stringent management of downside risks rather than on maximizing absolute returns. It is anticipated that this investment policy can generate a return that enables it to meet its long-term commitments.
In other countries, too, the key criteria for the funds’ investment strategies are the structure of the benefit obligations and the risk profile. Other determinants are risk diversification, portfolio efficiency and a country-specific and global risk/return profile capable of ensuring the payment of all future benefits.
At year end, plan assets to cover pension obligations were allocated as follows:

	Germany		Other countries
Plan assets as of December 31	2004	2005	2004	2005
%

Equity securities (directly held)	0.04	0.04	59.01	50.98

Debt securities	52.50	53.75	33.04	41.26

Special securities funds	22.38	25.65	0.39	0.00

Real estate and special real-estate funds	12.65	12.13	0.22	1.58

Other	12.43	8.43	7.34	6.18

	100.00	100.00	100.00	100.00

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 151
The target asset allocation structure for 2006 is as follows:

		Other
Target structure 2006	Germany	countries
%
Equity securities (directly held)	—	48.57

Debt securities	40–60	40.54

Special securities funds	10–30	0.00

Real estate and special real-estate funds	10–25	3.24

Other	5–15	7.65

		100.00

Obligations in Germany to pay early retirement benefits are financed entirely by provisions.
At year end, plan assets to cover other funded post-employment benefit obligations were allocated as follows:

	Germany		Other countries
Plan assets as of December 31	2004	2005	2004	2005
%

Equity securities (directly held)	—	—	55.20	56.10

Debt securities	—	—	35.00	35.40

Special securities funds	—	—	—	—

Real estate and special real-estate funds	—	—	—	—

Other	—	—	9.80	8.50

	—	—	100.00	100.00

		Other
Target structure 2006	Germany	countries
%

Equity securities (directly held)	—	53.00

Debt securities	—	35.00

Special securities funds	—	—

Real estate and special real-estate funds	—	—

Other	—	12.00

	—	100.00

At the closing dates, plan assets included roughly the same weightings of Bayer shares as the major stock indexes.
All defined benefit plans necessitate actuarial computations and valuations. These are based not only on life expectancy but also on the following parameters, which vary from country to country according to economic conditions:

152 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
The weighted parameters used in Germany as of December 31 of the respective year were as follows:

Germany	Pension		Other post-employment
	obligations		benefit obligations
	2004	2005	2004	2005
%

Discount rate

used to determine benefit expense	5.50	5.00	3.50	3.25

used to determine benefit obligation	5.00	4.25	3.25	3.25

Projected future remuneration increases

used to determine benefit expense	2.50	2.50	—	—

used to determine benefit obligation	2.50	2.50	—	—

Projected future benefit increases

used to determine benefit expense	1.25	1.25	—	—

used to determine benefit obligation	1.25	1.25	—	—

Projected employee turnover (according to age and gender)	*	*	*	*

Expected return on plan assets

used to determine benefit expense	6.00	5.50	—	—

*	empirical data
The weighted parameters used outside Germany as of December 31 of the respective year were as follows:

Other countries	Pension		Other post-employment
	obligations		benefit obligations
	2004	2005	2004	2005
%

Discount rate

used to determine benefit expense	6.10	5.75	6.25	6.00

used to determine benefit obligation	5.75	5.50	6.00	6.00

Projected future remuneration increases

used to determine benefit expense	4.20	4.10	—	—

used to determine benefit obligation	4.10	4.00	—	—

Projected future benefit increases

used to determine benefit expense	2.90	2.70	—	—

used to determine benefit obligation	2.70	2.75	—	—

Projected employee turnover (according to age and gender)	*	*	*	*

Expected return on plan assets

used to determine benefit expense	7.70	7.50	8.25	8.25

*	empirical data

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 153
Overall, the weighted parameters were as follows:

Total	Pension		Other post-employment
	obligations		benefit obligations
	2004	2005	2004	2005
%

Discount rate

used to determine benefit expense	5.90	5.20	5.70	5.40

used to determine benefit obligation	5.20	4.60	5.40	5.65

Projected future remuneration increases

used to determine benefit expense	3.00	2.95	—	—

used to determine benefit obligation	2.95	2.75	—	—

Projected future benefit increases

used to determine benefit expense	1.45	1.40	—	—

used to determine benefit obligation	1.40	1.45	—	—

Projected employee turnover (according to age and gender)	*	*	*	*

Expected return on plan assets

used to determine benefit expense	6.35	6.35	8.25	8.25

*	empirical data
The expected long-term return on plan assets is determined on the basis of published and internal capital market reports and forecasts for each asset class.

154 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
The status of unfunded and funded defined benefit obligations, computed using the appropriate parameters, is as follows:

	Germany
	Pension		Other post-employment
	obligations		benefit obligations
	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005
€ million

Defined benefit obligation

Defined benefit obligation at beginning of year	8,099	8,866	202	184

Current service cost	135	138	29	17

Interest cost	451	432	5	5

Employee contributions	32	26	—	—

Plan changes	18	56	—	—

Plan settlements	—	—	—	—

Net actuarial (gain) loss	563	1,160	—	—

Translation differences	—	—	—	—

Benefits paid	(432)	(436)	(52)	(48)

Mergers/acquisitions	—	14	—	—

Divestitures	—	—	—	—

Plan curtailments	—	—	—	—

Defined benefit obligation at year end	8,866	10,256	184	158

Fair value of plan assets
Fair value of plan assets at beginning of year	4,240	4,373	—	—

Actual return on plan assets	211	330	—	—

Mergers/acquisitions	—	—	—	—

Divestitures	—	—	—	—

Plan settlements	—	—	—	—

Translation differences	—	—	—	—

Employer contributions	322	306	52	48

Employee contributions	32	26	—	—

Benefits paid	(432)	(436)	(52)	(48)

Fair value of plan assets at year end	4,373	4,599	—	--

Funded status at year end	(4,493)	(5,657)	(184)	(158)

Unrecognized past service cost	—	—	—	—

Unrecognized transition obligation	—	—	—	—

Asset limitation due to uncertainty of obtaining future benefits	—	—	—	—

Net recognized liability	(4,493)	(5,657)	(184)	(158)

Amounts recognized in the balance sheet Prepaid benefit assets	38	—	—	—

Provisions for pensions and other post-employment benefits	(4,531)	(5,657)	(184)	(158)

Net recognized liability	(4,493)	(5,657)	(184)	(158)

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 155

	Other countries				Total
	Pension		Other post-employment		Pension		Other post-employment
	obligations		benefit obligations		obligations		benefit obligations
	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005
€ million

Defined benefit obligation

Defined benefit obligation at beginning of year	3,746	3,807	886	724	11,845	12,673	1,088	908

Current service cost	135	122	31	30	270	260	60	47

Interest cost	223	222	51	51	674	654	56	56

Employee contributions	4	5	—	—	36	31	—	—

Plan changes	(3)	4	(196)	—	15	60	(196)	—

Plan settlements	(3)	(52)	0	—	(3)	(52)	—	—

Net actuarial (gain) loss	142	262	55	0	705	1,422	55	0

Translation differences	(200)	403	(51)	130	(200)	403	(51)	130

Benefits paid	(182)	(198)	(46)	(47)	(614)	(634)	(98)	(95)

Mergers/acquisitions	—	11	—	—	—	25	—	—

Divestitures	—	—	—	—	—	—	—	—

Plan curtailments	(55)	(317)	(6)	(10)	(55)	(317)	(6)	(10)

Defined benefit obligation at year end	3,807	4,269	724	878	12,673	14,525	908	1,036

Fair value of plan assets
Fair value of plan assets at beginning of year	2,675	2,841	263	286	6,915	7,214	263	286

Actual return on plan assets	322	321	35	22	533	651	35	22

Mergers/acquisitions	—	—	—	—	—	—	—	—

Divestitures	—	—	—	—	—	—	—	—

Plan settlements	(1)	(32)	—	—	(1)	(32)	—	—

Translation differences	(149)	372	(22)	45	(149)	372	(22)	45

Employer contributions	172	176	56	53	494	482	108	101

Employee contributions	4	5	—	—	36	31	—	—

Benefits paid	(182)	(198)	(46)	(47)	(614)	(634)	(98)	(95)

Fair value of plan assets at year end	2,841	3,485	286	359	7,214	8,084	286	359

Funded status at year end	(966)	(784)	(438)	(519)	(5,459)	(6,441)	(622)	(677)

Unrecognized past service cost	(3)	(3)	(63)	(8)	(3)	(3)	(63)	(8)

Unrecognized transition obligation	0	0	—	—	0	0	—	—

Asset limitation due to uncertainty of obtaining future benefits	—	(8)	—	—	—	(8)	—	—

Net recognized liability	(969)	(795)	(501)	(527)	(5,462)	(6,452)	(685)	(685)

Amounts recognized in the balance sheet Prepaid benefit assets	34	37	—	—	72	37	—	—

Provisions for pensions and other post-employment benefits	(1,003)	(832)	(501)	(527)	(5,534)	(6,489)	(685)	(685)

Net recognized liability	(969)	(795)	(501)	(527)	(5,462)	(6,452)	(685)	(685)

156 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
As already mentioned, all defined benefit plans necessitate actuarial computations and valuations. The following table shows the impact of a change in any of these parameters, assuming the other parameters remain unchanged, on the defined benefit obligation at the end of fiscal 2005 and expense for 2006:

			Other post-employment benefit
Germany	Pension obligations		obligations
	0.5 percentage	0.5 percentage	0.5 percentage	0.5 percentage
€ million	point increase	point decrease	point increase	point decrease
Change in discount rate

Benefit obligation 2005	(730)	827	(1)	1

Benefit expense 2006	7	(7)	0	0

Change in projected future remuneration increases

Benefit obligation 2005	89	(81)	0	0

Benefit expense 2006	10	(9)	0	0

Change in projected future benefit increases

Benefit obligation 2005	549	(504)	—	—

Benefit expense 2006	34	(31)	—	—

Change in expected return on plan assets

Benefit expense 2006	(23)	23	—	—

			Other post-employment benefit
Other countries	Pension obligations		obligations
	0.5 percentage	0.5 percentage	0.5 percentage	0.5 percentage
€ million	point increase	point decrease	point increase	point decrease
Change in discount rate

Benefit obligation 2005	(292)	328	(58)	46

Benefit expense 2006	5	(6)	3	(4)

Change in projected future remuneration increases

Benefit obligation 2005	42	(39)	0	0

Benefit expense 2006	5	(5)	0	0

Change in projected future benefit increases

Benefit obligation 2005	71	(45)	—	—

Benefit expense 2006	4	(3)	—	—

Change in expected return on plan assets

Benefit expense 2006	(17)	17	(2)	2

			Other post-employment benefit
Total	Pension obligations		obligations
	0.5 percentage	0.5 percentage	0.5 percentage	0.5 percentage
€ million	point increase	point decrease	point increase	point decrease
Change in discount rate

Benefit obligation 2005	(1,022)	1,155	(59)	47

Benefit expense 2006	12	(13)	3	(4)

Change in projected future remuneration increases

Benefit obligation 2005	131	(120)	0	0

Benefit expense 2006	15	(14)	0	0

Change in projected future benefit increases

Benefit obligation 2005	620	(549)	—	—

Benefit expense 2006	38	(34)	—	—

Change in expected return on plan assets

Benefit expense 2006	(40)	40	(2)	2

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 157
The following employer contributions were made in 2005 and 2004, and are expected to be made in 2006, in connection with defined benefit obligations:

				Other post-employment
	Pension obligations			benefit obligations
			2006			2006
	2004	2005	projected	2004	2005	projected
€ million

Germany	322	306	320	52	48	45

Other countries	172	176	77	56	53	51

Total	494	482	397	108	101	96

Pensions and other post-employment benefits payable in the future are estimated as follows:

	Germany		Other countries		Total
		Other post-		Other post-		Other post-
		employment		employment		employment
	Pension	benefit	Pension	benefit	Pension	benefit
	obligations	obligations	obligations	obligations	obligations	obligations
€ million

2006	454	45	190	45	644	90

2007	466	39	198	47	664	86

2008	483	29	210	50	693	79

2009	501	22	227	53	728	75

2010	520	13	248	56	768	69

2011–2015	2,890	9	1,504	330	4,394	339

€5,516 million (2004: €4,902 million) of the defined benefit obligation for pensions relates to unfunded benefit obligations while €9,009 million (2004: €7,771 million) relates to funded benefit obligations.
€341 million (2004: €322 million) of the defined benefit obligation for other post-employment benefits relates to unfunded obligations while €695 million (2004: €586 million) relates to funded obligations.
Of the funded pension plans, total overfunding of individual plans amounts to €41 million (2004: €114 million) while underfunding amounts to €966 million (€671 million). Similarly, other funded post-employment benefit obligations in individual funds are underfunded by €336 million (2004: €300 million).
The adjustments, as yet unrecognized in the income statement, represent the difference between the defined benefit obligation – after deducting the fair value of plan assets – and the net liability recognized in the balance sheet. According to IAS 19 (amended 2004), they arise mainly from unrecognized past service cost. Plan assets in excess of the obligation are reflected in other receivables, subject to the asset limitation specified in IAS 19. In accordance with IAS 19 (amended 2004), the amounts reflected in the balance sheet will be recognized in the income statement over the expected average remaining service period of existing employees.

158 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
The actuarial gains and losses from defined benefit plans recognized in a separate statement of recognized income and expense, and the deductions in connection with the asset limitation due to uncertainty of future benefits resulting from application of IAS 19 (amended 2004), are as follows:

	Pension obligations — Germany
	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005

€ million

Defined benefit obligation	8,099	8,866	10,256

Fair value of plan assets	4,240	4,373	4,599

Funded status	(3,859)	(4,493)	(5,657)

Accumulated actuarial gains (losses) relating to benefit obligation, at beginning of year	(670)	(1,119)	(1,682)

Actuarial gains (losses) during the year relating to benefit obligation due to changes in actuarial parameters	(610)	(575)	(1,122)

Actuarial gains (losses) during the year relating to benefit obligation due to changes in empirical data	161	12	(38)

Changes due to mergers, acquisitions and divestitures	—	—	—

Translation differences	—	—	—

Accumulated actuarial gains (losses) relating to benefit obligation, at year end	(1,119)	(1,682)	(2,842)

Accumulated actuarial gains (losses) relating to plan assets, at beginning of year	(753)	(735)	(786)

Actuarial gains (losses) during the year relating to plan assets	18	(51)	93

Changes due to mergers, acquisitions and divestitures	—	—	—

Translation differences	—	—	—

Accumulated actuarial gains (losses) relating to plan assets, at year end	(735)	(786)	(693)

Asset limitation due to uncertainty of obtaining future benefits, at beginning of year	1,058	1,058	1,058

Changes during the year due to asset limitation	0	0	—

Changes due to mergers, acquisitions and divestitures	—	—	—

Translation differences	—	—	—

Asset limitation due to uncertainty of obtaining future benefits, at year end	1,058	1,058	1,058

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 159

				Other post-employment benefit						Other post-employment benefit
	Pension obligations — other countries			obligations — other countries			Pension obligations — total			obligations — total
	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005

€ million

Defined benefit obligation	3,746	3,807	4,269	886	724	878	11,845	12,673	14,525	1,088	908	1,036

Fair value of plan assets	2,675	2,841	3,485	263	286	359	6,915	7,214	8,084	263	286	359

Funded status	(1,071)	(966)	(784)	(623)	(438)	(519)	(4,930)	(5,459)	(6,441)	(825)	(622)	(677)

Accumulated actuarial gains (losses) relating to benefit obligation, at beginning of year	(98)	(304)	(421)	(20)	(222)	(259)	(768)	(1,423)	(2,103)	(20)	(222)	(259)

Actuarial gains (losses) during the year relating to benefit obligation due to changes in actuarial parameters	(249)	(161)	(265)	(190)	(38)	(31)	(859)	(736)	(1,387)	(190)	(38)	(31)

Actuarial gains (losses) during the year relating to benefit obligation due to changes in empirical data	13	19	3	(42)	(17)	31	174	31	(35)	(42)	(17)	31

Changes due to mergers, acquisitions and divestitures	—	—	—	—	—	—	—	—	—	—	—	—

Translation differences	30	25	(9)	30	18	0	30	25	(9)	30	18	0

Accumulated actuarial gains (losses) relating to benefit obligation, at year end	(304)	(421)	(692)	(222)	(259)	(259)	(1,423)	(2,103)	(3,534)	(222)	(259)	(259)

Accumulated actuarial gains (losses) relating to plan assets, at beginning of year	(631)	(315)	(204)	(92)	(49)	(36)	(1,384)	(1,050)	(990)	(92)	(49)	(36)

Actuarial gains (losses) during the year relating to plan assets	230	100	84	29	11	(5)	248	49	177	29	11	(5)

Changes due to mergers, acquisitions and divestitures	—	—	—	—	—	—	—	—	—	—	—	—

Translation differences	86	11	(5)	14	2	0	86	11	(5)	14	2	0

Accumulated actuarial gains (losses) relating to plan assets, at year end	(315)	(204)	(125)	(49)	(36)	(41)	(1,050)	(990)	(818)	(49)	(36)	(41)

Asset limitation due to uncertainty of obtaining future benefits, at beginning of year	—	7	9	—	—	—	1,058	1,065	1,067	—	—	--

Changes during the year due to asset limitation	7	2	8	—	—	—	7	2	8	—	—	—

Changes due to mergers, acquisitions and divestitures	—	—	—	—	—	—	—	—	—	—	—	—

Translation differences	0	0	0	—	—	—	0	0	0	—	—	—

Asset limitation due to uncertainty of obtaining future benefits, at year end	7	9	17	—	—	—	1,065	1,067	1,075	—	—	--

In Germany, no actuarial gains/losses or deductions due to asset limitation have yet been realized in relation to other post-employment benefit obligations.

160 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Provisions for pensions and other post-employment benefits changed as follows:

		Changes in
		scope of	Currency
€ million	Jan. 1, 2005	consolidation	effects	Allocations	Utilization	Reversal	Dec. 31, 2005

Provisions for pensions and other post-employment benefits	6,219	25	99	1,849	(615)	(403)	7,174

29. Other provisions
These comprise:

	Dec. 31, 2004		Dec. 31, 2005
		of which		of which
€ million	Total	current	Total	current

Provisions for taxes	997	648	803	431

Provisions for personnel commitments	1,261	692	1,485	837

Provisions for environmental remediation	249	41	279	81

Provisions for restructuring	163	152	92	83

Provisions for trade-related commitments	593	587	648	641

Miscellaneous provisions	648	587	1,042	936

	3,911	2,707	4,349	3,009

The expected disbursements out of the provisions recognized in the 2004 and 2005 balance sheets are as follows:

Expected disbursements	Dec. 31, 2004

€ million

2005	2,707

2006	374

2007	63

2008	43

2009	30

2010 or later	694

3,911

Expected disbursements	Dec. 31, 2005

€ million

2006	3,009

2007	231

2008	125

2009	81

2010	229

2011 or later	674

4,349

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 161
Changes in provisions were as follows:

		Changes in
		scope of	Currency
	Jan. 1, 2005	consolidation	effects	Allocations	Utilization	Reversal	Dec. 31, 2005

€ million

Taxes	997	(7)	69	438	(355)	(339)	803

Personnel commitments	1,261	5	52	915	(681)	(67)	1,485

Environmental remediation	249	—	16	53	(30)	(9)	279

Restructuring	163	—	10	70	(124)	(27)	92

Trade-related commitments	593	0	57	969	(898)	(73)	648

Miscellaneous	648	11	60	829	(417)	(89)	1,042

Total	3,911	9	264	3,274	(2,505)	(604)	4,349

The provisions are partly offset by claims for refunds in the amount of €116 million, which are recognized as receivables. These relate mainly to environmental measures and to claims out of the provisions for legal risks. The miscellaneous provisions contain provisions in the amount of €663 million (2004: €226 million) for significant legal risks. Further details of legal risks are given in Note [35].
Personnel commitments mainly include annual bonus payments, vacation entitlements, service awards and other personnel costs. Also reflected here are the obligations under the stock-based compensation programs.
29.1 Stock-based compensation
Stock-based compensation in the Bayer Group is granted primarily under standard programs and also on an individual-agreement basis.
Individual agreements enable the company to link remuneration components to the stock price or future stock price trends. Awards under such agreements may be contingent upon the attainment of agreed targets, or they may be based solely on length of service.
Standard programs exist for different groups of employees. The program offered to members of the Board of Management and other senior executives from 2000 through 2004 was essentially a stock option program with variable stock-based awards. This program provides for cash payments. Middle managers and other groups of employees were offered a stock incentive program or a stock participation program, respectively.
A new stock-based compensation program for top management, known as “Aspire,” was introduced in 2005. It comprises two variants which are described below. For other managers and non-managerial employees, a different type of stock participation program was offered in 2005, under which Bayer subsidizes employee purchases of shares in the company.
As with other remuneration systems involving cash settlement, awards to be made under the stock-based programs are covered by provisions in the amount of the fair value of the obligations currently existing toward the respective groups of employees. Changes in provisions relating to all existing stock-based compensation programs are, or have been, recognized in the income statement.

162 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
In the past, these programs were measured on the basis of intrinsic value. Starting in 2005, measurement is based on fair value, and prior periods have therefore been restated accordingly. The change affected provisions as follows:

	Stock option	Stock incentive	Stock participation
	program	program	program

€ million

Intrinsic value as of December 31, 2004	2	1	1

One-time remeasurement effect	1	1	5

Fair value as of January 1, 2005	3	2	6

The table below shows the change in provisions for the various programs:

	Stock option	Stock incentive	Stock participation
	program	program	program	Aspire I	Aspire II

€ million

January 1, 2005	3	2	6	0	0

Allocations	10	1	6	11	23

Utilization	—	0	0	0	0

Reversal	0	0	(1)	0	0

December 31, 2005	13	3	11	11	23

Total expenses for stock-based compensation programs in 2005 were €57 million (2004: €8 million), including €34 million for the new Aspire programs introduced in 2005 and €2 million in subsidies for the 2005 short-term stock participation program (2004: €4 million).
In 2005 provisions of €4 million were recorded in the financial statements at the fair value of obligations entered into under individual stock-based compensation agreements. The obligations were measured in the same way as those incurred for the standard programs.
The fair value of obligations under the standard stock-based compensation programs and individual agreements has been calculated using the Monte Carlo simulation method using the following key parameters:

Dividend yield	2.27%

Risk-free interest rate	2.92%

Volatility of Bayer stock	38.00%

Volatility of the EURO STOXX 50SM	19.55%

Correlation between Bayer stock price and the EURO STOXX 50SM	0.56

The expected exercise period is three to five years.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 163
Long-term incentive program for members of the Board of Management and other senior executives (Aspire I)
To participate in Aspire I, members of the Board of Management and other senior executives are required to purchase a certain number of Bayer shares that is predetermined according to specific guidelines and to retain them for the full term of the program.
A percentage of their annual base salary is defined as a target for variable payments (“Aspire target opportunity”). Depending on the performance of Bayer stock, both in absolute terms and relative to the EURO STOXX 50SM benchmark index, participants are granted an award of between 0 and 200 percent of their individual target opportunity.
Participants may ask for their Aspire award to be paid out in cash immediately at the end of the three-year performance period, or they may convert it into “performance units”. These can then be redeemed within a two-year exercise period for a cash payment that depends on the Bayer stock price on the exercise date.
Long-term incentive program for middle management (Aspire II)
A variant of the Aspire program with the following modifications is also offered to middle management:
•	No personal investment in Bayer shares is required.

•	The amount of the award in relation to the employee’s personal Aspire target opportunity is based entirely on the absolute performance of Bayer stock during the performance period.

•	The award varies between 0 and 150 percent of the Aspire target opportunity.
This variant of the Aspire program is thus not linked to the EURO STOXX 50SM index.
Stock Participation Program (2005) for other managers and non-managerial employees
Under this program, Bayer offered employees the opportunity to purchase shares at a discount as follows:
•	up to 30 Bayer shares at a discount of €6.75 per share

•	additional Bayer shares at a 15 percent discount up to a maximum total value of €2,500
Managers not eligible to participate in the Aspire program could purchase shares at a 15 percent discount up to a maximum value of €4,000.
The shares purchased under the 2005 program must be held in a special deposit account and may not be sold before December 31, 2006. Employees acquired a total of 523,072 Bayer shares under the 2005 Stock Participation Program.

164 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Stock-based compensation programs 2000-2004
The stock-based compensation programs offered to the different employee groups in 2000 through 2004 were all similar in structure. Provisions for the obligations under these programs are recorded in the balance sheet at fair value and recognized in the income statement. Entitlement to awards under these programs depends on an initial investment in Bayer stock being retained for their duration.
The table shows the programs applicable through December 31, 2004:

	Stock option	Stock incentive	Stock participation
	program	program	program

Year of issue	2000–2004	2000–2004	2000–2004

Original term in years	5	10	10

Retention period / distribution date in years from issue date	3	2/6/10	2/6/10

Reference price	0	0	0

Performance criteria	Yes	Yes	No

Stock Option Program (2000-2004)
A maximum personal investment in Bayer stock was defined for each Board of Management member or other senior executive who wished to participate in the Stock Option Program.
Here, too, there is a three-year retention period followed by a two-year exercise period, after which any option rights not exercised expire. Eligibility to exercise option rights and the award to which the holder is entitled depend on the absolute and relative performances of Bayer AG stock.
For the tranches issued in 2000-2002, every participant received one option for every 20 shares placed in a special account (personal investment). Each option originally could reach a maximum value of 200 shares during the term of the tranche, depending on the performance of Bayer stock, both in absolute terms and relative to the benchmark index, the EURO STOXX 50SM.
For the tranches issued in 2003 and 2004, participants received up to three options per share of their personal investments. For each option, a cash payment – equivalent to the market price of one Bayer share – and an outperformance premium are awarded at the exercise date subject to the attainment of certain performance and outperformance targets, respectively.
The stock options issued under the 2001 and 2002 tranches can currently be exercised. However, on the reporting date their intrinsic value was zero.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 165
Stock Incentive Program (2000-2004)
To take part in this program, each participant was required to deposit shares with a maximum aggregate value of half his or her performance-related bonus for the preceding fiscal year. The incentive award depends on the number of Bayer shares deposited at the launch of each tranche and the overall performance of Bayer stock. The Stock Incentive Program differs from the Stock Option Program in that participants may sell their shares during the term of the program, although any shares sold do not count for the purpose of incentive awards on subsequent distribution dates. The Stock Incentive Program runs for a ten-year period, during which there are three incentive payment dates.
Incentive payments under the program are only made if Bayer stock has outperformed the Dow Jones EURO STOXX 50SM index by the respective distribution dates. For every ten Bayer shares originally placed in their deposit account and retained until the distribution date, participants then receive payments equal to the values of two shares after two years, four shares after six years and four shares after ten years.
Stock Participation Program (2000-2004)
Under the Stock Participation Program, only half as many shares are allocated per ten shares deposited as under the Stock Incentive Program, but allocation does not depend on any performance criteria.
29.2 Environmental protection
The Group’s activities are subject to extensive laws and regulations in the jurisdictions in which it does business and maintains properties. Compliance with environmental laws and regulations may require Bayer to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of, or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of the production sites have an extended history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on the Group in the future.
As is typical for companies involved in the chemical and related industries, soil and groundwater contamination has occurred in the past at some of the sites, and might occur or be discovered at other sites. Group companies are subject to claims brought by United States Federal or State regulatory agencies and other private entities and individuals regarding the remediation of sites that they own, formerly owned or operated, where materials were produced specifically for them by contract manufacturers or where waste from their operations was treated, stored or disposed of.
In particular, a potential liability exists under the U.S. Federal Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as “Superfund,” the U.S. Resource Conservation and Recovery Act and related state laws for investigation and remediation costs at a number of sites. At most of these sites, numerous companies, including Bayer, have been notified that the U.S. Environmental Protection Agency, state governing body or private individuals consider such companies to be potentially responsible parties under Superfund or related laws. At other sites, Bayer is the sole responsible party. The proceedings relating to these sites are in various stages. In most cases remediation measures have already been initiated.

166 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Provisions for environmental remediation as of December 31, 2005 amounted to €279 million (2004: €249 million). The material components of the provisions for environmental remediation costs primarily relate to land reclamation, rehabilitation of contaminated sites, recultivation of landfills, and redevelopment and water protection measures. The provisions for environmental remediation costs are recorded on a discounted basis where environmental assessments or clean-ups are probable, the costs can be reasonably estimated and no future economic benefit is expected to arise from these measures. The above amount of provisions represents anticipated future remediation payments totaling €363 million (2004: €294 million), discounted at risk-free average rates of between 3.0 percent and 7.0 percent. These discounted amounts will be paid out over the period of remediation of the relevant sites, which is expected to be 20 years.
Further information on the inherent difficulties involved in accurately estimating environmental obligations is provided in Note [5].
29.3 Restructuring charges
Restructuring charges of €162 million were incurred in 2005 for closures of facilities and relocation of business activities, including €67 million in provisions that are expected to be utilized as the respective restructuring measures are implemented. The total charges include €50 million in severance payments, a total €59 million in accelerated amortization/depreciation and write-downs of intangible assets, property, plant and equipment, and €53 million in other expenses. Most of the charges taken for severance payments and other expenses in 2005 will lead to disbursements in 2006.
Provisions for restructuring still contained €9 million from the previous year’s allocation for restructuring projects in the Pharmaceuticals Division, some of which relate to the strategic alliance with Schering-Plough. This amount is mainly for severance payments and for obligations under supply and service arrangements. Further, as a result of more recent assessments of the market position of certain marketing licenses in the United States, the useful life of the corresponding intangible assets has been reduced and inventories have been written down, leading to additional expenses of €18 million.
In connection with the restructuring of the pharmaceuticals site in Wuppertal, Germany, a former Lipobay facility was written down by €5 million in 2005. Further costs of €5 million were incurred in addition. In 2004, expenses of €24 million were incurred for severance payments in connection with the restructuring of the research center in Wuppertal, Germany.
The building use plan for the West Haven, Connecticut, site in the United States was reviewed in the third quarter of 2005, and it was determined that Bayer has no further use for two of the buildings because of site consolidation. An impairment test was carried out on these buildings by comparing their residual carrying amounts to their fair value less costs to sell, resulting in a write-down of €12 million.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 167
At the end of the third quarter of 2005 it was decided to relocate the headquarters of the Diabetes Care Division in the United States from Elkhart, Indiana, to Tarrytown, New York. This relocation, which is scheduled for completion by the end of 2006, affects about 160 employees. In this connection, a write-down of €12 million was taken for the buildings in Elkhart used by this division, as no other use can be found for them. Provisions of €7 million were recorded for severance payments to employees.
As a result of the reorganization of the Diabetes Care and Molecular Testing Systems activities at the Berkeley, California, and Walpole, Massachusetts, sites in the United States, additional expenses of €3 million were incurred for severance payments (2004: €7 million).
Following the decision made in the second quarter of 2005 to further reorganize the Bayer CropScience business in France, provisions of €23 million were established for restructuring charges, consisting largely of personnel expenses for social plans. The reorganization affects virtually all functions at the relevant companies and includes the relocation of accounting activities. The restructuring provisions as of December 31, 2005 totaled €33 million.
As part of the site consolidation at Bayer CropScience in the United States, the Environmental Science and Seed Treatment activities at the Montvale, New Jersey, and Birmingham, Alabama, sites are being transferred to Research Triangle Park, North Carolina, where the U.S. subsidiary of Bayer CropScience is headquartered. A provision of €12 million was recorded for this relocation. Of this amount, €7 million is for personnel expenses and most of the remainder for infrastructure measures.
An additional €4 million provision was recorded for personnel and infrastructure measures and the transfer of administrative functions as result of closing a CropScience site in Hauxton, United Kingdom, and the relocation of manufacturing operations to other sites. Expenses of €13 million were recognized in this connection in 2004.
Following the decision to shut down the U.S. production site for TDI in New Martinsville, West Virginia, a €9 million write-down was recognized on assets that can no longer be utilized. The continuing reorganization of the MaterialScience business, which began in 2002, led to additional expense of €4 million for severance payments. The other expenses include €33 million relating to a contractual purchase obligation. Current overcapacity has made it unlikely that the agreement concerned will be utilized.
Further ongoing restructuring programs to improve the profitability of the subgroups and integrate acquisitions gave rise to total expenses of €15 million, comprising €3 million in severance payments, €1 million in write-downs and €11 million in other charges.

168 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Changes in provisions for restructuring were as follows:

	Severance payments	Other costs	Total

€ million

Status, January 1, 2005	103	60	163

Additions	50	20	70

Utilization	(121)	(30)	(151)

Exchange differences	9	1	10

Status, December 31, 2005	41	51	92

The other costs are mainly demolition expenses and other charges related to the abandonment of production facilities.
30. Financial liabilities
Financial liabilities comprise the following:

	Dec. 31, 2004		Dec. 31, 2005
		of which		of which
	Total	current	Total	current

€ million

Debentures	6,885	376	6,953	336

Liabilities to banks	480	363	703	602

Liabilities under lease agreements	419	55	468	61

Liabilities from the issuance of promissory notes	112	112	1	1

Commercial paper	861	861	174	174

Liabilities from derivative financial instruments	69	49	168	111

Other financial liabilities	365	350	485	482

	9,191	2,166	8,952	1,767

The maturities of financial liabilities were as follows:

Maturing in	Dec. 31, 2004

€ million

2005	2,166

2006	365

2007	3,067

2008	47

2009	683

2010 or later	2,863

9,191

Maturing in	Dec. 31, 2005

€ million

2006	1,767

2007	2,152

2008	262

2009	486

2010	36

2011 or later	4,249

8,952

Financial liabilities included €29 million (2004: €27 million) to non-consolidated subsidiaries. As in the previous year, there were no financial liabilities to associates or other affiliated companies.
U.S. dollar-denominated financial liabilities amounted to €1.3 billion (2004: €2.0 billion) and account for 15.0 percent (2004: 21.8 percent) of total financial liabilities. No assets of the Group are pledged against financial liabilities.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 169
Short-term borrowings (excluding the short-term portion of debentures) amounted to €1.4 billion (2004: €1.8 billion) with a weighted average interest rate of 7.7 percent (2004: 7.9 percent). The Bayer Group’s financial liabilities are primarily unsecured and of equal priority.
Further information on the accounting for liabilities from derivative financial instruments is given in Note [33].
Debentures include the following:

				Dec. 31, 2004	Dec. 31, 2005
Effective rate	Stated rate		Nominal volume	€ million	€ million

		Bayer AG

5.515%	5.375%	Eurobonds 2002/2007	EUR 2,137 million	3,018	2,098

6.075%	6.000%	Eurobonds 2002/2012	EUR 2,000 million	2,129	2,104

5.155%	5.000%	Hybrid bonds 2005/2105 (2015)	EUR 1,300 million	—	1,268

3.500%	3.500%	Bonds (private placement) 2003/2005	EUR 15 million	15	—

Variable	Variable	Bonds (private placement) 2003/2006	EUR 250 million	250	250

2.470%	2.470%	Bonds (private placement) 2004/2005	EUR 25 million	25	—

Variable	Variable	Bonds (private placement) 2004/2006	EUR 50 million	50	50

3.502%	3.490%	Bonds (private placement) 2004/2008	EUR 20 million	20	20

0.160%	0.160%	Bonds (private placement) 2005/2006	JPY 5 billion	—	36

		Bayer Capital Corporation

Variable	Variable	Bonds (private placement) 2002/2005	EUR 65 million	65	—

		Bayer Corporation

7.180%	7.125%	Notes 1995/2015	USD 200 million	145	164

6.670%	6.650%	Notes 1998/2028	USD 350 million	257	294

6.210%	6.200%	Bonds 1998/2028 (2008)	USD 250 million	184	213

4.043%	3.750%	Bonds (private placement) 2004/2009	EUR 460 million	456	456

		Bayer Ltd., Japan

3.750%	3.750%	Bonds 2000/2005	CHF 400 million	271	—

				6,885	6,953

In April 2002 Bayer AG launched two Eurobond issues under its €8 billion European Medium Term Note (EMTN) program. One of these issues, with an original nominal volume of €3 billion, carries a 5.375% coupon and has a term of 5 years, maturing in 2007. Interest is payable annually in arrears. The issue price was 99.402%. In July 2005 Bayer AG made a public tender offer to the holders of these bonds to repurchase a maximum principal amount of €1 billion. Bonds with a face value of €863 million were tendered and repurchased at a price of 104.957% plus accumulated interest. The volume of the remaining 5.375% bonds outstanding is €2,137 million. The other Eurobond issue has a nominal volume of €2 billion and a term of 10 years, so it matures in 2012. The bonds carry a 6% coupon. Again, all interest is payable annually in arrears. The issue price was 99.45%.

170 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
In July 2005 Bayer AG issued a 100-year subordinated hybrid bond with an issue volume of €1.3 billion. This issue matures in 2105 and has a fixed coupon of 5% in the first ten years. Thereafter, interest is calculated quarterly at a floating rate (3-month EURIBOR plus 280 basis points). After the first 10 years, Bayer AG has a quarterly option to redeem the bonds at face value. The issue price was 98.812% and interest is paid in arrears. The proceeds of this 100-year subordinated bond issue were mainly used to finance the repurchase of part of the 5.375% bond issued by Bayer AG and due in 2007. The nature of this hybrid bond means that rating agencies generally attribute it predominantly to stockholders’ equity when calculating debt ratios and therefore subtract it from liabilities.
Bayer AG also issued bonds under its EMTN program in the form of private placements. A nominal issue of €250 million was made in four tranches in 2003 maturing in 2006 with variable interest rates. Interest is payable quarterly; the issue prices were 99.80%, 100.5412%, 100.67% and 102.1547%. A €15 million bond issued in 2003 and maturing in 2005 carries a fixed coupon of 3.5% payable annually; the issue price was 100%. A €50 million bond issued in 2004 and maturing in 2006 carries a floating rate. Interest is payable quarterly and the issue price was 99.94%. A €25 million bond issued in 2004 and maturing in 2005 has a fixed coupon of 2.47% payable annually; issue price 100%. Further, a €20 million issue made in 2004 and maturing in 2008 has a fixed coupon of 3.49% payable annually; the issue price was 99.947%. Finally, a JPY 5 billion issue was made in 2005 maturing in 2006, with a fixed coupon of 0.16%, payable upon maturity.
In October 1995, Bayer Corporation issued usd 200 million of 7.125 % Notes to qualified institutional buyers. The Notes have a term of 20 years and mature in 2015. Interest is paid semi-annually in April and October.
In February 1998, Bayer Corporation issued USD 350 million of 6.65% notes to qualified institutional buyers. The notes have a term of 30 years and mature in February 2028. Interest is paid semi-annually in August and February. The notes will be redeemable, in whole or in part, at the option of Bayer Corporation at any time, upon not less than 30 but not more than 60 days’ notice, at a redemption price equal to the greater of (i) 100% of the principal amount or (ii) as determined by an independent investment banker.
In February 1998, Bayer Corporation issued USD 250 million of 6.20% Notes to qualified institutional buyers. The bonds have combined call and put options giving the lead manager the right to repurchase them, and the investors the right to cash them, after 10 years. At that time the lead manager can reset the interest rate and remarket the bonds for a further period of 20 years such that they would mature in 2028. If the lead manager does not exercise its call option and the investors exercise their put option, the bonds will be redeemed in 2008. Interest is paid semi-annually in August and February. The redemption provision on the 1998 6.65% Notes also applies for these bonds.
In January 2004 Bayer Corporation repurchased entirely USD 500 million of Money Market Puttable Reset Securities issued in 2001 and all related options. This repurchase transaction was funded by the issue of a bond with a nominal value of €460 million and a coupon of 3.75%. The bond was swapped into USD.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 171
In April 2000, Bayer Ltd., Japan, issued CHF 400 million of 3.75% bonds in Switzerland. The bonds had a term of 5 years and matured in April 2005. The bonds were swapped into Yen at a variable interest rate.
At December 31, 2005, the Group had approximately €5.4 billion (2004: €5.3 billion) of total lines of credit, of which €0.7 billion (2004: €0.5 billion) was used and €4.7 billion (2004: €4.8 billion) was unused and thus available for borrowing on an unsecured basis.
Liabilities under finance leases are recognized as financial liabilities if the leased assets are capitalized under property, plant and equipment. They are stated at the present values of the minimum future lease payments. Lease payments totaling €596 million (2004: €548 million), including €128 million (2004: €129 million) in interest, are to be made to the respective lessors in future years.
The liabilities associated with finance leases mature as follows:

	Dec. 31, 2004
			Liabilities
	Lease	Interest	under
Maturing in	payments	component	finance leases

€ million

2005	76	21	55

2006	71	17	54

2007	38	15	23

2008	31	14	17

2009	21	9	12

2010 or later	311	53	258

	548	129	419

	Dec. 31, 2005
			Liabilities
	Lease	Interest	under
Maturing in	payments	component	finance leases

€ million

2006	82	21	61

2007	68	19	49

2008	36	17	19

2009	38	16	22

2010	45	16	29

2011 or later	327	39	288

	596	128	468

Lease payments under operating leases in 2005 amounted to €122 million (2004: €119 million).
31. Trade accounts payable
Trade accounts are payable mainly to third parties. An amount of €1,973 million (2004: €1,758 million) is due within one year. Of the total, €3 million (2004: €9 million) is payable to non-consolidated subsidiaries, €26 million (2004: €38 million) to associates, €0 million (2004: €0 million) to other affiliated companies and €1,945 million (2004: €1,712 million) to other suppliers.

172 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
32. Miscellaneous liabilities
Miscellaneous liabilities are comprised as follows:

	Dec. 31, 2004		Dec. 31, 2005
		of which		of which
	Total	current	Total	current

€ million

Accrued interest on liabilities	292	292	424	424

Payroll liabilities	298	223	232	162

Liabilities for social expenses	136	125	115	114

License liabilities	42	42	33	33

Advance payments received	26	25	30	30

Liabilities from the acceptance of drafts	5	5	3	2

Liabilities from commodity futures contracts	31	7	209	6

Deferred income	603	530	511	362

Long-term capital contributions of minority stockholders	—	—	39	—

Other miscellaneous liabilities	688	669	936	883

	2,121	1,918	2,532	2,016

The total amount includes €424 million (2004: €292 million) in accrued interest, representing expenses attributable to the fiscal year but not due to be paid until after the closing date.
Liabilities for social expenses include, in particular, social insurance contributions that had not been paid by the closing date.
Deferred income as of December 31, 2005 includes €59 million (2004: €65 million) in grants and subsidies received from government. The amount reversed and recognized in income was €12 million (2004: €17 million).
Under IAS 32, financial instruments are only classified as equity if there is no conditional or unconditional contractual obligation to deliver cash or other financial assets to the issuer. A shareholder’s right to put its shares back to the issuer at any time for a consideration must be recognized as a liability of the issuer even if the legal form of the shares gives the holder the right to a residual interest in the issuer’s assets. Where this is the case, minority shareholdings in consolidated subsidiaries are therefore recognized as liabilities in the Group statements. Long-term capital contributions of minority stockholders primarily comprise LANXESS’s 40 percent share – amounting to €39 million – of the capital of Bayer Industry Services GmbH & Co. OHG.
Further information on the accounting for receivables from derivative financial instruments is given in Note [33].

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 173
Miscellaneous liabilities include €10 million (2004: €13 million) to non-consolidated subsidiaries. As in the previous year, there were no liabilities to associates or other affiliated companies.
Liabilities of €313 million (2004: €388 million) were secured, including €7 million (2004: €7 million) by mortgages.
The other miscellaneous liabilities mainly comprise guarantees, commissions to customers, and expense reimbursements.
33. Financial instruments
33.1 Management of financial and commodity price risks
As a global company, Bayer is exposed in the normal course of business to currency, interest rate, credit and procurement market risks that could affect its financial position, results of operations and cash flows.
It is company policy to use derivative financial instruments to minimize or eliminate the risks associated with operating activities and the resulting financing requirements. Derivative financial instruments are used almost exclusively to hedge realized or forecasted transactions. The use of derivative financial instruments is subject to strict internal controls based on centrally defined mechanisms and uniform guidelines. The derivatives used are mainly over-the-counter instruments, particularly forward exchange contracts, option contracts, interest rate swaps, cross-currency interest-rate swaps, commodity swaps and commodity option contracts concluded with banks of first-class credit standing.
The various risk classes and risk management systems are outlined below:
Currency risk
Exposure to currency risk arises mainly when receivables, financial liabilities, liquid funds or forecasted transactions are denominated in a currency other than the company’s local currency or will be denominated in such a currency in the planned course of business. The principal currency risks to which the Bayer Group is exposed involve the U.S. dollar and the euro.
Currency risk is monitored and analyzed systematically and is managed centrally by the central finance department. The scope of hedging is evaluated regularly and defined in a Directive. Recorded foreign currency operating items and financial items are normally fully hedged.
The anticipated foreign currency exposure from forecasted transactions in the next twelve months is hedged on a basis agreed between the Group Management Board, the central finance department and the operating units. A significant proportion of contractual and foreseeable currency risks are hedged through forward exchange contracts, currency options and currency swaps.

174 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Interest rate risk
An interest rate risk – the possibility that the value of a financial instrument (fair value risk) or future cash flows from a financial instrument (cash flow risk) will change due to movement in market interest rates – applies mainly to assets and liabilities with maturities of more than one year. Such long maturities are only of material significance in the case of financial assets and liabilities.
Interest rate risk is analyzed centrally in the Bayer Group and managed by the central finance department using a mix of fixed and variable interest rates defined by the management and subject to regular review. Derivatives – mainly interest rate swaps, cross-currency interest-rate swaps and interest options – are employed to preserve the target structure of the portfolio.
Credit risk
In the Bayer Group credit risk arises from the possibility of asset impairment occurring because counterparties cannot meet their obligations in transactions involving financial instruments. Since the Bayer Group does not conclude master netting arrangements with its customers, the total amounts recognized in assets represent the maximum exposure to credit risk.
To minimize the credit risk, predefined exposure limits are observed and transactions are only conducted with counterparties of first-class credit standing.
Procurement market risk
The Bayer Group operates in markets in which the prices of raw material commodities and products often fluctuate. Such fluctuations can affect business operations. The procurement departments of the subgroups are responsible for managing these price risks on the basis of internal directives and centrally determined limits, which are subject to constant review. Commodity swaps and commodity options, in particular, are employed to hedge changes in the prices of crude oil, naphtha and benzene feedstocks and of natural gas.
These instruments are also used in the case of long-term, fixed-price supply contracts.
33.2 Primary financial instruments
Primary financial instruments are reflected in the balance sheet. In compliance with IAS 39 (Financial Instruments: Recognition and Measurement), asset instruments are classified as “financial assets held for trading,” “held-to-maturity investments,” “loans and receivables” or “available-for-sale financial assets.” Held-to-maturity investments, and loans and receivables, are recognized at amortized cost, while assets held for trading or available for sale are stated at fair value. Changes in the fair value of available-for-sale securities are recognized in stockholders’ equity, except in the case of impairment losses, which are recognized in income.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 175
Primary financial instruments constituting liabilities are carried at amortized cost unless they are designated for hedge accounting together with a derivative.
The amount of financial liabilities recognized in the balance sheet is €37 million (2004: €566 million) below their fair value, which is determined mainly by discounting future cash flows. The fair value of a primary financial instrument is the price at which it could be exchanged in a current transaction between knowledgeable, willing parties in an active market. The remaining receivables and liabilities and the liquid assets have such short terms that there is no significant discrepancy between their fair values and carrying amounts.
33.3 Economic hedges and hedge accounting with derivative financial instruments
The Bayer Group uses derivative financial instruments to mitigate the risk of changes in exchange rates, interest rates and commodity prices. Many transactions constitute economic hedges but do not qualify for hedge accounting under IAS 39. Changes in the fair value of these derivative financial instruments are recognized directly in the income statement: fair value changes on forward exchange contracts and currency options are reflected in exchange gains and losses, those on interest-rate swaps and interest-rate options in interest income and expense, and those on commodity futures and commodity options in other operating income and expenses. The fair values of derivatives are determined from quoted market prices or using recognized mathematical valuation methods.
Changes in the fair values of derivative financial instruments designated as fair value hedges are recognized along with the underlying transaction.
Changes in the fair value of the effective portion of derivatives designated as cash flow hedges are initially recognized not in the income statement, but in stockholders’ equity as other comprehensive income. They are released to the income statement when the underlying transaction is realized. The effects of hedging forecasted transactions denominated in foreign currencies and the effects of commodity hedges are recognized in other operating income and expense at the date of realization. If a derivative is sold or ceases to qualify for hedge accounting, the amount reflected in other comprehensive income continues to be recognized in this item until the forecasted transaction is realized. If the forecasted transaction is no longer probable, the amount previously recognized in other comprehensive income is released to the income statement.
The income and expense from the derivatives and the underlying transactions reflected in the non-operating result are shown separately. Income and expense are not offset.

176 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
The fair value of hedged transactions at year end was as follows:

	Dec. 31, 2004			Dec. 31, 2005
		Fair value			Fair value
	Notional	Positive fair	Negative fair	Notional	Positive fair	Negative fair
	amount	value	value	amount	value	value
€ million

Currency hedging of recorded transactions	5,854	505	(45)	4,759	18	(105)

Forward exchange contracts	4,420	108	(45)	3,600	15	(34)

of which FV hedges	75	0	(3)	0	0	0

of which CF hedges	—	—	—	—	—	—

Currency options	20	1	—	44	1	(1)

of which FV hedges	—	—	—	0	—	—

of which CF hedges	—	—	—	—	—	—

Cross-currency interest-rate swaps	1,414	396	0	1,115	2	(70)

of which FV hedges	182	92	0	—	—	—

of which CF hedges	459	45	0	460	—	(10)

Currency hedging of forecasted transactions	479	31	(1)	942	10	(40)

Forward exchange contracts	376	22	(1)	817	5	(33)

of which FV hedges	—	—	—	—	—	—

of which CF hedges	371	22	(1)	809	5	(33)

Currency options	103	9	—	125	5	(7)

of which FV hedges	—	—	—	—	—	—

of which CF hedges	103	9	—	93	3	(7)

Interest rate hedging of recorded transactions	5,791	198	(49)	11,327	174	(66)

Interest rate swaps	5,791	198	(49)	10,327	172	(65)

of which FV hedges	4,104	176	(1)	5,533	30	(31)

of which CF hedges	575	0	(29)	—	—	—

Interest rate options	—	—	—	1,000	2	(1)

of which FV hedges	—	—	—	—	—	—

of which CF hedges	—	—	—	—	—	—

Commodity price hedging	802	59	(31)	465	280	(209)

Forward commodity contracts	802	59	(31)	416	210	(125)

of which FV hedges	—	—	—	0	0	—

of which CF hedges	10	2	—	168	70	(1)

Commodity option contracts	—	—	—	49	70	(84)

of which FV hedges	—	—	—	—	—	—

of which CF hedges	—	—	—	—	—	—

Total	12,926	793	(126)	17,493	482	(420)

of which short-term derivative financial instruments	6,468	547	(54)	5,443	116	(161)

for currency hedging	5,864	488	(46)	4,872	29	(155)

for interest rate hedging	109	26	(1)	350	0	—

for commodity hedging	495	33	(7)	221	87	(6)

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 177
Fair value hedges
Fair value hedges are used to eliminate the risk of changes in fair value, especially on fixed-interest borrowings, by obtaining a variable interest rate. Essentially these fair value hedges comprise the €2 billion bond issued in 2002 and the €1.3 billion bond issued in 2005, along with the bond issued in 2002, which was partially repurchased in 2005 and has a remaining principal amount of €2.1 billion.
The ineffective portion of fair value hedges amounts to €0 million (2004: €6 million).
As in the previous year, there are no effects resulting from premature termination of fair value hedges entered into on the basis of firm commitments.
Cash flow hedges
Fluctuations in future cash flows from forecasted foreign currency transactions are avoided by means of cash flow hedges. Cash flow hedges are also used to partially limit the risk of fluctuations in future cash flows resulting from price fluctuations on procurement markets. They relate to forecasted foreign currency transactions or procurement transactions with total notional volumes of €942 million and €465 million (2004: €479 million and €802 million), respectively.
As of December 31, 2005, cash flow hedges totaling €7 million (2004: €27 million) were recognized in other comprehensive income, while €3 million (2004: €1 million) were removed from other comprehensive income and released to the income statement. The ineffective portion of hedges totaling €10 million (2004: €0 million) are recognized in income.
An amount of €56 million will probably be reclassified from other comprehensive income to the income statement within the next twelve months. All forecasted transactions are considered highly probable.
34. Commitments and contingencies
Contingent liabilities as of December 31, 2005 amounted to €177 million. They result entirely from liabilities assumed on behalf of third parties and comprise:

	Dec. 31, 2004	Dec. 31, 2005
€ million
Issuance and endorsement of bills	7	12

Guarantees	70	93

Other commitments	117	72

	194	177

The respective items refer to potential future obligations where the occurrence of the future events would create an obligation, the existence of which is uncertain at the balance sheet date. Group companies frequently enter into certain obligations related to business transactions. These mainly comprise commitments undertaken by subsidiaries for a defined level of performance or the rendering of a specific service. Guarantees comprise mainly bank guarantees where subsidiaries guarantee third parties’ liabilities to banks resulting from contractual agreements with these subsidiaries. A liability to perform under the guarantee arises if the debtor is in arrears with payments or is insolvent.

178 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Litigation and administrative proceedings are evaluated on a case-by-case basis considering the available information, including that from legal counsel, to assess potential outcomes. Where it is considered probable that a future obligation will result in an outflow of resources, a provision is recorded in the amount of the present value of the expected cash outflows if these are deemed to be reliably measurable. Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to many uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Such proceedings therefore cannot be included in contingent liabilities. Further details of legal risks are given in Note [35].
Under the German Transformation Act, Bayer AG and LANXESS AG are jointly and severally liable for all obligations of Bayer AG that existed on January 28, 2005. To the extent that certain obligations were not assigned to Bayer AG under the Spin-off and Acquisition Agreement, dated September 22, 2004, between Bayer AG and LANXESS AG, Bayer AG ceases to be liable for such obligations after a five-year period. The Master Agreement, entered into between the same parties contemporaneously with the Spin-off and Acquisition Agreement, includes corresponding indemnification obligations of Bayer AG and LANXESS AG. It also contains provisions dealing with the apportionment of liabilities arising from product liability claims, environmental claims and antitrust violations as between the contracting parties.
In addition to provisions, other liabilities and contingent liabilities, there are also other financial commitments. Further financial commitments also exist, mainly under long-term lease and rental agreements.
Minimum non-discounted future payments relating to operating leases total €452 million (2004: €441 million). The respective payment obligations mature as follows:

Maturing in	Dec. 31, 2004
€ million

2005	96

2006	80

2007	69

2008	59

2009	51

2010 or later	86

441

Maturing in	Dec. 31, 2005
€ million

2006	106

2007	90

2008	71

2009	62

2010	49

2011 or later	74

452

Financial commitments resulting from orders already placed under purchase agreements related to planned or ongoing capital expenditure projects total €294 million (2004: €142 million).

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 179
Of the respective payments, €292 million — almost the entire amount — is due in 2006.
In addition, the Group has entered into research agreements with a number of third parties under which Bayer has agreed to fund various research projects or has assumed other commitments based on the achievement of certain milestones or other specific conditions. The total amount of such funding and other commitments is €562 million (2004: €847 million). At December 31, 2005, the remaining payments expected to be made to these parties, assuming the milestones or other conditions are met, were as follows:

Maturing in	Dec. 31, 2004
€ million

2005	193

2006	153

2007	165

2008	76

2009	93

2010 or later	167

847

Maturing in	Dec. 31, 2005
€ million

2006	109

2007	111

2008	82

2009	93

2010	85

2011 or later	82

562

35. Legal risks
As a global company with a diverse business portfolio, the Bayer Group is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, patent disputes, tax assessments, and environmental matters. The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal or regulatory judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could significantly affect our revenues and earnings.
Legal proceedings currently considered to involve material risks are outlined below. The litigation referred to does not necessarily represent an exhaustive list.
Lipobay/Baycol: As of January 13, 2006, the number of Lipobay/Baycol cases pending against Bayer worldwide was approximately 6,000 (approximately 5,900 of them in the United States, including several class actions). As of January 13, 2006, Bayer had settled 3,082 Lipobay/Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately US$1.147 billion. Bayer will continue to offer fair compensation to people who experienced serious side effects while taking Lipobay/Baycol on a voluntary basis and without concession of liability. In the United States five cases have been tried to date all of which were found in Bayer’s favor.
After more than four years of litigation we are currently aware of fewer than 50 pending cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States.

180 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
In the fiscal years 2003 and 2004, Bayer recorded a total €347 million charge to the operating result beyond the insurance coverage. A further €43 million charge to the operating result was recorded in 2005, in respect of settlements already concluded or expected to be concluded and anticipated defense costs.
A group of stockholders has filed a class-action lawsuit claiming damages against Bayer AG and Bayer Corporation and two current or former managers. The suit alleges that Bayer violated U.S. securities laws by making misleading statements, prior to the withdrawal of Lipobay/Baycol from the market, about the product’s commercial prospects and, after its withdrawal, about the related potential financial liability. In September 2005 the court dismissed with prejudice the claims of non-U.S. purchasers of Bayer AG stock on non-U.S. exchanges. Bayer believes it has meritorious defenses and will defend itself vigorously.
PPA: Bayer is a defendant in numerous product liability lawsuits relating to phenylpropanolamine (PPA), which was previously contained in a cough/cold product of the company supplied in effervescent-tablet form. The first PPA lawsuits were filed after the U.S. Food and Drug Administration recommended in the fall of 2000 that manufacturers voluntarily cease marketing products containing this active ingredient. Plaintiffs are alleging injuries related to the claimed ingestion of PPA.
As of January 13, 2006, 286 lawsuits were pending in U.S. federal and state courts against Bayer, of which 136 name Bayer as the only manufacturing defendant. An additional 295 cases are on appeal in federal court after the plaintiffs’ claims had been dismissed for failure to comply with procedural requirements. No lawsuits have been filed outside the United States.
Three state cases have proceeded to trial. Two have resulted in defense verdicts for Bayer. In one case, the plaintiff was awarded damages of US$400,000. This case was settled in July 2005 while on appeal.
As of January 13, 2006, Bayer had settled 247 cases resulting in payments of approximately US$42 million, without acknowledging any liability. In the fiscal year 2005, Bayer recorded expenses in the amount of €62 million for settlements already concluded or expected to be concluded and expected defense costs.
Bayer will defend itself vigorously in all Lipobay/Baycol and PPA cases in which in our view no potential for settlement exists or where an appropriate settlement cannot be achieved. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to further estimate potential liability.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 181
Since the existing insurance coverage is exhausted (insurance coverage for PPA exists for up to 5 percent of future costs), it is possible – depending on the future progress of the litigation – that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.
Cipro®: 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit (which has been dismissed) against Bayer involving the medication Cipro® have been filed since July 2000 in the United States. The plaintiffs are suing Bayer and other companies also named as defendants, alleging that a settlement to end patent litigation reached in 1997 between Bayer and Barr Laboratories, Inc. violated antitrust regulations. The plaintiffs claim the alleged violation prevented the marketing of generic ciprofloxacin as of 1997. In particular, they are seeking triple damages under U.S. law. After the settlement with Barr the patent was the subject of a successful re-examination by the U.S. Patent and Trademark Office and of successful defenses in U.S. Federal Courts. It has since expired.
All the actions pending in federal court were consolidated in federal district court in New York in a multidistrict litigation (MDL) proceeding. On March 31, 2005, the court granted Bayer’s motion for summary judgment and dismissed all of plaintiffs’ claims in the MDL proceeding. The plaintiffs are appealing this decision. Further cases are pending before various state courts. Bayer believes that it has meritorious defenses and intends to defend these cases vigorously.
Rubber, polyester polyols, urethane:
Proceedings involving the former rubber-related lines of business
Investigations by the E.U. Commission and the U.S. and Canadian antitrust authorities for alleged anticompetitive conduct involving certain products in the rubber field are pending. In two cases Bayer AG has already reached agreements with the U.S. Department of Justice to pay fines, amounting to US$66 million for antitrust violations relating to rubber chemicals and US$4.7 million for those relating to acrylonitrile-butadiene rubber (NBR). In December 2005, the E.U. Commission imposed a fine of €58.9 million for antitrust violations in the area of rubber chemicals. Further investigations by the named authorities are ongoing.
Numerous civil claims for damages including class actions are pending in the United States and Canada against Bayer AG and certain of its subsidiaries as well as other companies. The lawsuits involve rubber chemicals, EPDM, NBR and polychloroprene rubber (CR). Bayer has reached agreements or agreements in principle to settle a number of these court actions. Some of these agreements or agreements in principle remain subject to court approval. These settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims.

182 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Proceedings involving polyester polyols, urethanes and urethane chemicals
Bayer Corporation has reached agreement with the U.S. Department of Justice to pay a fine of US$33 million for antitrust violations in the United States relating to adipic-based polyester polyols. A similar investigation is pending in Canada.
A number of civil claims for damages including class actions have been filed in the United States against Bayer involving allegations of unlawful collusion on prices for certain polyester polyols, urethanes and urethane chemicals product lines. Similar actions are pending in Canada with respect to polyester polyols.
Proceedings involving polyether polyols and other precursors for urethane end-use products
Bayer has been named as a defendant in multiple putative class action lawsuits involving allegations of price fixing of, inter alia, polyether polyols and certain other precursors for urethane end-use products. Bayer has reached an agreement in principle, subject to court approval, to settle all of the class action cases relating to claims from direct purchasers of polyether polyols, MDI and TDI (and related systems). The foregoing settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims. Bayer was served with a subpoena from the U.S. Department of Justice seeking information relating to the manufacture and sale of these products.
Impact of antitrust proceedings on Bayer
In consideration of the portion allocated to Lanxess, expenses in the amount of €336 million were accrued in the course of 2005 which led to the establishment of a provision for the previously described civil proceedings in the amount of €285 million as of Dec. 31, 2005. Bayer created a provision of €80 million as of Dec. 31, 2005 in respect of the rubber-related E.U. proceedings noted above, although a reliable estimate cannot be made as to the actual amount of any expected additional fines.
These provisions taken may not be sufficient to cover the ultimate outcome of the above-described matters. The amount of provisions established in 2005 for civil proceedings was based on the expected payments under the settlement agreements described above. In the case of proposed settlements in civil matters which have been asserted as class actions, members of the putative classes have the right to “opt out” of the class, meaning that they elect not to participate in the settlement. Plaintiffs that opt out are not bound by the terms of the settlement and have the right to independently bring individual actions in their own names to recover damages they allegedly suffered. We cannot predict the size or impact of the opt-out groups on the settlement agreements.
Bayer will continue to pursue settlements that in its view are warranted. In cases where settlement is not achievable, Bayer will continue to defend itself vigorously.
The financial risk associated with the proceedings described above beyond the amounts already paid and the financial provisions already established is currently not quantifiable due to the considerable uncertainty associated with these proceedings. Consequently, no provisions other than those described above have been established. The Company expects that, in the course of the regulatory proceedings and civil damages suits, additional charges will become necessary.

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 183
Patent and contractual disputes: Further risks arise from patent disputes in the United States. Bayer is alleged to have infringed third-party patents relating to the blood coagulation factor Kogenate®. In another dispute, Bayer has filed suit against several companies, alleging patent infringement in connection with moxifloxacin. These companies are defending the action, claiming, among other things, that the patents are invalid and not enforceable.
In August 2005, Abbott filed suit against, among others, Bayer for alleged patent infringement in connection with blood glucose monitors. The Japanese manufacturer of the product Ascensia® Contour® system is contractually obligated to indemnify Bayer against the potential liability.
Risks also exist in connection with court or out-of-court proceedings in which Bayer is alleged to have violated contractual or pre-contractual obligations. For example, Aventis Behring LLC alleges that Bayer violated contractual obligations relating to the supply of Helixate® and is seeking damages.
Limagrain Genetics Corporation has filed suit against Bayer – as legal successor to Rhône-Poulenc – for indemnity against liabilities to third parties arising from breach of contract.
Bayer and Lyondell Group have asserted claims against each other in a binding arbitration proceeding arising from a joint venture agreement in the manufacture of propylene oxide generally relating to differences in contractual interpretation.
Bayer believes it has meritorious defenses in these patent and contractual disputes and will defend itself vigorously.
Product liability and other litigation: Legal risks also arise from product liability lawsuits other than those concerning Lipobay/Baycol and PPA. Numerous actions are pending against Bayer seeking damages for plaintiffs resident outside of the United States who claim to have been become infected with HIV or HCV (hepatitis C virus) through blood plasma products. Further actions have been filed by U.S. residents who claim to have become infected with HCV. Bayer is also a defendant in cases in which plaintiffs are asserting claims alleging damage to health from the substance thimoseral, used especially in immunoglobulin therapies.
Bayer, together with other manufacturers, wholesalers and users is a defendant in the U.S. state of Alabama in cases seeking damages, including one nationwide putative class action, for personal injuries alleging health damages through exposure to diphenylmethane diisocyanate (“MDI”) used in coal mines.
Bayer, like a number of other pharmaceutical companies in the United States, has several lawsuits pending against it in which plaintiffs, including states, are seeking damages, punitive damages and/or disgorgement of profits, alleging manipulation in the reporting of wholesale prices and/or best prices.
A further risk may arise from asbestos litigation in the United States. In the majority of these cases, the plaintiffs allege that Bayer and co-defendants employed third parties on their sites in past decades without providing them with sufficient warnings or protection against the known dangers of asbestos. One Bayer affiliate in the United States is the legal successor to companies that sold asbestos products until 1976. Should liability be established, Union Carbide has to completely indemnify Bayer.

184 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
Bayer, among others, is named as a defendant in a putative nationwide class action pending in federal court in North Carolina in the United States which alleges violations of antitrust laws in the marketing of the pest control product Premise®.
Bayer believes it has meritorious defenses in these product liability and other proceedings and will defend itself vigorously.
Notes to the Statements of Cash Flows
36. Net cash provided by operating activities
The cash flow statement starts from the operating result (EBIT). The gross cash flow for 2005 of €3.5 billion (2004 €2.9 billion) is the cash surplus from operating activities before any changes in working capital. The cash flows by segment and region are shown in the table on page 84 ff. The net operating cash flow of €3.5 billion (2004: €2.3 billion) from continuing operations takes account of changes in working capital and other non-cash items. The €40 million net cash outflow from discontinued operations (2004: €0.2 billion inflow) comprises cash inflows and outflows of the divested plasma business and Lanxess. The total net operating cash flow amounted to €3.5 billion (2004: €2.5 billion).
37. Net cash used in investing activities
Additions to property, plant and equipment and intangible assets in 2005 resulted in a cash outflow of €1.4 billion (2004: €1.3 billion). €2.2 billion (2004: €0.4 billion) was spent on acquisitions, including about €1.9 billion for the consumer health business. Other disbursements related mainly to the purchase of marketing rights under a license agreement in the Bayer CropScience subgroup and a co-marketing and distribution agreement in the Bayer HealthCare subgroup. Cash inflows related to investments totaled €1.2 billion (2004: €0.1 billion) and mainly comprised the scheduled repayment of loans following the spin-off of LANXESS, the expiration of derivatives contracts used to hedge currency risks, and the sale of the LANXESS convertible bond with a nominal value of €200 million). Sales of property, plant and equipment led to a cash inflow of €0.4 billion (2004: €0.2 billion), while the inflow from interest and dividend receipts, including marketable securities, totaled €0.3 billion (2004: €0.5 billion). Further information on acquisitions and divestments can be found on page 115 ff. The net cash outflow for investing activities was €1.7 billion (2004: €0.8 billion).

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 185
38. Net cash used in financing activities
In fiscal 2005 there was a net cash outflow of €1.9 billion (2004: €0.8 billion) from financing activities. Net repayment of debt came to €0.7 billion (2004: €0.5 billion inflow for net borrowing). In the third quarter Bayer issued a 100-year subordinated hybrid bond with an issue volume of €1.3 billion and a coupon of 5 percent. At the same time, the company repurchased part of the 5.375 percent Eurobond issue due on April 10, 2007 through a public tender offer. The repurchased bonds had a face value of €860 million. Dividend payments for 2004 and interest payments totaled €1.2 billion (2004: €1.3 billion).
39. Cash and cash equivalents at end of year
Cash and cash equivalents as of December 31, 2005 amounted to €3.3 billion (2004: €3.6 billion). In accordance with IAS 7 (Cash Flow Statements), this item also includes securities with original maturities of up to three months. The liquid assets of €3.5 billion (2004: €3.6 billion) shown in the balance sheet also include marketable securities and other instruments.
Liquid assets totaling €253 million have been deposited in escrow accounts to be used exclusively for payments relating to antitrust fines and civil law settlements. For further information on legal risks see Note [35].
Other information
40. Audit fees
The following fees for the services of the auditor of the consolidated financial statements, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, were recognized as expenses in the 2005 fiscal year:

2005
€ million
Financial statements auditing	5

Audit-related services and other audit work	3

Tax consultancy	0

Other services rendered to Bayer AG or subsidiaries	1

9

The fees for the auditing of financial statements mainly comprise those for the audits of the consolidated financial statements of the Bayer Group and the financial statements of Bayer AG and its German subsidiaries. Fees for audit-related services and other audit work primarily relate to audits of the internal control system, including project audits in connection with the implementation of new it systems, and auditor review of interim financial statements.

186 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
41. Related parties
In the course of the operating business, materials, inventories and services are sourced from a large number of business partners around the world. These include companies in which an interest is held, and companies with which members of the Supervisory Board of Bayer AG are associated. Transactions with these companies are carried out on an arm’s length basis. Business with such companies was not material from the viewpoint of the Bayer Group. The Bayer Group was not a party to any transaction of an unusual nature or structure that was material to it or to companies or persons closely associated with it, nor does it intend to be party to such transactions in the future.
The following transactions were undertaken with related parties included in the financial statements of the Bayer Group at equity or amortized cost:

	2004	2005
€ million
Revenues	123	229

Purchased services	(365)	(378)

Receivables	102	98

Liabilities	(87)	(68)

Transactions with related parties mainly comprised trade in goods and services. There were also financial receivables from related parties in 2005 in the amount of €39 million (2004: €44 million).
Further information on business transactions with companies in which a significant interest is held and which are included in the consolidated financial statements at equity (associates) is given in Note [21]. Transactions between Bayer AG and its consolidated subsidiaries and between the consolidated subsidiaries are eliminated in the income statement.
42. Total remuneration of the Board of Management and the Supervisory Board, advances and loans
The remuneration of the Board of Management comprises an annual base salary, a fixed supplement, and a variable bonus that is oriented to the achievement of defined EBITDA targets for the Bayer Group. The total remuneration of members of the Board of Management in 2005 amounted to €7,064,828 (2004: €6,518,626), comprising €1,985,580 (2004: €1,884,929) in base salaries, €837,073 (2004: €810,573) in fixed supplements and €4,085,754 (2004: €3,665,880) in variable bonuses. Also included in the total is an aggregate €156,421 (2004: €157,244) of remuneration in kind, consisting mainly of amounts such as the value assigned for taxation purposes to the use of a company car, and other payments. Other payments of €55,086 included in base salaries in the previous year have been reclassified.
In addition, members of the Board of Management could participate in a cash-settlement-based stock option program provided that they placed shares of their own in a special deposit account. A total of 32,025 instruments with a fair value of €1,009,750 was allocated as of December 31, 2004.
Since 2005, the members of the Board of Management have participated in the long-term stock-based compensation program Aspire I (2005 tranche). Further details of this program are given in Note [29.1].

Bayer Annual Report 2005	Notes to the Consolidated Financial Statements of the Bayer Group 187
The current entitlement for 2005 – along with compensation arising from previous years’ programs, parts of which are not yet earned – is stated as a separate compensation component.
The changes in the value of previously existing entitlements under long-term stock-based compensation programs are shown separately. They result from the upward trend in the price of Bayer stock in 2005.
The remuneration of the individual members of the Board of Management for 2005 was as follows:

						Stock-based compensation
				Remuneration		Entitlement	Change in value
		Fixed	Variable	in kind and		acquired in	of previous
	Base salary	supplement	bonus	other payments	Total	2005	entitlements
€
Klaus Kühn	412,236	170,647	843,713	35,266	1,461,862	285,748	99,693

Dr. Udo Oels	412,236	170,647	843,713	41,942	1,468,538	285,748	99,693

Dr. Richard Pott	412,236	170,647	843,713	39,044	1,465,640	284,248	98,055

Werner Wenning	748,872	325,132	1,554,615	40,169	2,668,788	495,504	169,289

	1,985,580	837,073	4,085,754	156,421	7,064,828	1,351,248	466,730

Pension provisions for the members of the Board of Management, amounting to €32,218,996 (2004: €26,098,637) are reflected in the balance sheet of Bayer AG.
Beginning in 2001, we established a severance plan for the members of our Board of Management. This plan provides for payments to Board members if their relationship with Bayer AG ends or is terminated in certain circumstances. In 2004, we replaced the previous change-in-control provision with a general severance indemnity clause comprising the following main elements:
If a member of the Group Management Board is not offered a new service contract upon expiration of his existing service contract because he is not reappointed to the Board, or if the member is removed from the Board in the absence of grounds for termination without notice, he will receive a monthly bridging allowance amounting to 80 percent of his last monthly fixed salary for a maximum period of 60 months less the period for which the Board member was released from his duties on full pay.
If, in the event of a change in control, the service contract is terminated within twelve months thereafter – by mutual consent, due to its expiration, or voluntarily by the Board member in certain circumstances such as a change of strategy – the Board member will receive a monthly bridging allowance amounting to 80 percent of his last monthly fixed salary for a period of 60 months, not counting the period for which he was released from his duties on full pay.

188 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2005
His pension entitlement is based on the final target pension level. If this has not already been reached, his pension entitlement will be supplemented up to this level.
Emoluments to retired members of the Board of Management and their surviving dependents amounted to €10,323,009 (2004: €9,917,575). Pension provisions for these individuals, amounting to €115,972,457 (2004: €109,174,509) are reflected in the balance sheet of Bayer AG.
The remuneration of the Supervisory Board amounted to €1,989,000 (2004: €1,173,000). Of this, variable components accounted for €459,000 (2004: €153,000). In compliance with the Corporate Governance Code, the remuneration of the individual members of the Supervisory Board is given in the Corporate Governance section of this annual report.
There were no loans to members of the Board of Management or the Supervisory Board outstanding as of December 31, 2005, nor any repayments of such loans during the year.
Leverkusen, February 21, 2006
Bayer Aktiengesellschaft
Board of Management

Bayer Annual Report 2005	Report of the Supervisory Board 189
Dear stockholders:
During 2005 the Supervisory Board monitored the conduct of the company’s business and acted in an advisory capacity. We performed these functions on the basis of detailed written and oral reports received from the Board of Management. In addition, the Chairman of the Supervisory Board and the Chairman of the Board of Management maintained a regular exchange of information and ideas. In this way the Supervisory Board was kept continuously informed about the company’s intended business strategy, corporate planning (including financial, investment and human resources planning), the company’s earnings performance, the state of the business and the situation in the company and the Group as a whole.
The documents relating to Board of Management decisions or actions which – by law or under the articles of association or the rules of procedure – required the approval of the Supervisory Board were inspected by the Supervisory Board at its plenary meetings, sometimes after preparatory work by its committees. In certain cases the Supervisory Board gave its approval on the basis of documents circulated to its members. The meetings of the Supervisory Board were regularly attended by the members of the Board of Management. The Supervisory Board was involved in decisions of material importance to the company. We discussed at length the business trends described in the reports from the Board of Management and the prospects for the development of the Bayer Group as a whole, the individual organizational units and the principal affiliated companies in Germany and abroad. During 2005 there were four plenary meetings of the Supervisory Board. On several further occasions, decisions relating to Group financing were made after circulation of documents to the members. No member of the Supervisory Board attended fewer than half of the meetings.

190 Report of the Supervisory Board	Bayer Annual Report 2005
Principal topics discussed by the Supervisory Board
Among the main topics deliberated by the Supervisory Board in 2005 was the status of research and development work at Bayer HealthCare and Bayer CropScience. On the basis of presentations by both these companies, the Supervisory Board discussed aspects of relevance to the enterprise as a whole, including the great significance of innovation for economic success, the need for efficient resource deployment in view of rising costs, and the importance of regularly appraising the various projects. A specific development project of the Pharmaceuticals Division on which the Supervisory Board received a report was the Factor Xa inhibitor for the treatment of thrombosis, which is in phase III clinical trials and is the subject of a collaboration agreement with Johnson & Johnson relating to its further development and marketing.
Another major topic again reported on by the Board of Management and discussed by the Supervisory Board in 2005 was the status of various litigations, including court proceedings. We paid special attention to the antitrust suits in the polymers field and to the litigation concerning Lipobay/Baycol and products that previously contained phenylpropanolamine (PPA).
In 2005 the Supervisory Board also discussed projects aimed at enhancing the business portfolio, including the purchase of co-marketing rights for the blood pressure treatment telmisartan in numerous European countries. A subject of particularly thorough deliberation was a major acquisition project of the Consumer Care Division, which was not realized because higher offers were submitted by co-bidders.
At its meeting in December 2005 the Supervisory Board considered in detail the Board of Management’s operational, financial and balance sheet planning for the years 2006 through 2008.
Work of the committees
The Supervisory Board’s Presidial Committee, which serves primarily as the mediation committee pursuant to the German Codetermination Act, did not need to convene in 2005.
The Audit Committee met four times during the year, concerning itself in particular with the company’s and the Group’s financial reporting, including the annual report to the U.S. Securities and Exchange Commission on Form 20-F. Another area of focus was the Group’s risk management system. The Audit Committee set the budget for the services of the external auditor and discussed with the auditor the main areas of the audit for the 2005 fiscal year. It also discussed measures to implement various requirements of the U.S. Sarbanes-Oxley Act including, in particular, the future submission of an assessment, attested to by the auditor, regarding the internal controls over financial reporting introduced in the Group pursuant to Section 404 of the Sarbanes-Oxley Act.
The Human Resources Committee convened on two occasions. It dealt with matters relating to the remuneration of the Board of Management, the renewal of the contract of one of its members, and the appointment of Dr. Wolfgang Plischke to the Board of Management effective March 1, 2006.
Reports on the meetings of the Committees were presented at the plenary meetings.

Bayer Annual Report 2005	Report of the Supervisory Board 191
Corporate governance
The Supervisory Board dealt with the ongoing development of corporate governance at Bayer, taking into account the amendments made to the German Corporate Governance Code in June 2005. In December 2005 the Board of Management and the Supervisory Board issued a new Declaration of Conformity, which is also included in the Corporate Governance chapter of this Annual Report.
Financial statements and audits
The consolidated financial statements of the Bayer Group were drawn up according to the principles of the International Financial Reporting Standards (IFRS). These statements, as well as the financial statements of Bayer AG and the management reports of the Bayer Group and Bayer AG, have been examined by the auditor, Pricewaterhouse Coopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Essen. The conduct of the audit is explained in the Independent Auditor’s Report. The auditor finds that Bayer has complied with the International Financial Reporting Standards and issues an unqualified opinion on the consolidated financial statements of the Bayer Group. The financial statements and management report of Bayer AG, the consolidated financial statements and management report of the Bayer Group, and the audit reports were submitted to all members of the Supervisory Board. They were discussed in detail by the Audit Committee and at a plenary meeting of the Supervisory Board. The auditor submitted a report on both occasions and was present during the discussions.
We examined the financial statements and management report of Bayer AG, the proposal for distribution of the profit, and the consolidated financial statements and management report of the Bayer Group. We found no objections, thus we concur with the result of the audit. We have approved the financial statements of Bayer AG and the consolidated financial statements of the Bayer Group prepared by the Board of Management. The financial statements of Bayer AG are thus confirmed. We are in agreement with the management reports of Bayer AG and the Bayer Group and, in particular, with the assessment of the future development of the enterprise. We also concur with the dividend policy and the decisions concerning earnings retention by the company. We assent to the proposal for distribution of the profit, which provides for payment of a dividend of €0.95 per share.
The Supervisory Board would like to thank the Board of Management and all employees for their dedication and hard work in 2005.
Leverkusen, March 2006
For the Supervisory Board
/s/ MANFRED SCHNEIDER
Dr. Manfred Schneider
Chairman

192 Bayer MaterialScience	Bayer Annual Report 2005

Bayer Annual Report 2005	Bayer: Science For A Better Life 193

194 Bayer MaterialScience	Bayer Annual Report 2005
There’s a good reason why professional soccer players like Bernd Schneider trust products from Bayer MaterialScience: modern synthetic materials such as polyurethane-based textile coatings and thermoplastic polyurethanes (TPU) give both high-tech balls and soccer shoes ideal properties and make them virtually indestructible even under the extreme conditions of competitive sports.
Throughout the world, sporting goods manufacturers utilize the outstanding properties of Bayer materials – for example TPU, polyurethane foam and coating raw materials for inline skates, snowboards and sports shoes, or Makrolon® polycarbonate for visors and goggles.
Outside of sports, too, there is practically no end to the potential applications for Bayer MaterialScience products in the auto industry, electrical engineering and electronics, the construction sector, household appliances and leisure goods. In fact, the company’s high-tech materials are found in nearly all areas of everyday life.
Each material plays its part in the success story of Bayer MaterialScience. For example, the highly durable Makrolon® is the material of choice for CDs and DVDs. To date more than 220 billion CDs have been produced from this polycarbonate.
The marketing of tried-and-true products with further enhanced properties is one key factor in this company’s success. Another is the development of new materials and applications: Bayer MaterialScience invests roughly €250 million a year in research and development, with products launched within the past five years currently accounting for some 20 percent of sales.

Bayer Annual Report 2005	Bayer: Science For A Better Life 195

196 Bayer News	Bayer Annual Report 2005
Highlights 2005/2006
Bayer launches global “Triple-i” initiative
LEVERKUSEN Why does wet grass clog the cutting mechanism of a lawn mower? Would it help if the blades and the inner housing were coated with a moisture-repellent material? Pioneering innovations are often sparked by simple ideas that benefit people and contribute to the quality of life. Developing such ideas is the aim of a new, Group-wide innovation initiative called “Inspiration, Ideas, Innovation” – or “Triple-i” for short.
All Bayer employees worldwide are invited to develop new business ideas. Some €50 million has already been earmarked for 2006 alone to implement innovation projects resulting from this initiative. “Triple-i” is intended to further strengthen Bayer’s innovative culture and capability – without, of course, neglecting existing businesses or research activities.
“Anyone can think about whether there are important needs in the workplace, at home or elsewhere for which satisfactory solutions do not yet exist,” says Bayer AG Management Board Chairman Werner Wenning, explaining the basis of the new initiative. Wenning points out that many successful Bayer inventions have been sparked by unique ideas or driven by the personal commitment of individuals.
The company wants all employees throughout the Group to participate in the initiative and submit their ideas. “We have thousands of well-trained, creative experts in many areas,” says Wenning. “We want ‘Triple-i’ to arouse everyone’s enthusiasm and create a new culture of innovation throughout the enterprise.”
New production facility for fuel cell prototypes
GOSLAR At its site in Selb, Germany, Bayer MaterialScience subsidiary H.C. Starck has commissioned a pilot plant for the industrial production of solid oxide fuel cells (SOFCs ), which generate heat as well as electricity. SOFC-based energy systems are capable of converting a variety of fuels, such as diesel, gasoline, hydrogen, methane or biogas, into electricity and heat by a process that is efficient, environmentally friendly and silent.
Further activities strengthen the pharmaceuticals business
LEVERKUSEN Bayer HealthCare has added two further activities to its pharmaceuticals business. The company has purchased the co-marketing rights for the blood pressure treatment telmisartan (tradenames: Pritor® and PritorPlus®) in numerous European countries from GlaxoSmithKline plc (GSK). The products had been co-marketed by GSK in these countries under an agreement with Boehringer Ingelheim, generating sales of approximately €65 million in 2005. Telmisartan is a long-acting anti-hypertensive treatment that provides powerful 24-hour blood pressure control.
In addition, Bayer HealthCare has entered into a collaboration agreement with Nuvelo Inc. for the development and commercialization of the blood clot dissolver alfimeprase, which is currently in clinical phase III development. The transactions significantly strengthen Bayer HealthCare’s cardiology and hematology businesses, respectively.

Bayer Annual Report 2005	Bayer News 197
New anticancer drug granted U.S. approval sooner than expected
LEVERKUSEN In December 2005 – sooner than expected – the U.S. Food and Drug Administration (FDA) granted marketing authorization for sorafenib (tradename: Nexavar®), which was developed jointly by Bayer HealthCare and U.S. company Onyx Pharmaceuticals, Inc. for the treatment of advanced renal cell carcinoma (see cover picture). The oral multi-kinase inhibitor is the first new treatment option for this type of kidney cancer in more than a decade. Bayer HealthCare has also filed for regulatory approval with the European Medicines Evaluation Agency (EMEA), where drugs can be granted marketing authorization for all countries in the European Union through a centralized procedure. If the review is favorable, Nexavar® could be on the market in the European Union, too, by late 2006. Filings have also been completed in Switzerland, Australia, Brazil, Canada, Mexico and other countries. The substance is currently in phase III clinical trials for advanced liver and skin cancer and, since February 2006, for non-small-cell lung cancer (NSCLC).
Innovative fungicide to protect rice harvest in Japan
MONHEIM Bayer CropScience and Japanese-based Sumitomo Chemical Co., Ltd. signed a co-development agreement in March 2005 for a new compound to combat rice blast. The fungicide BYF1047 was identified by scientists at Bayer CropScience. It is effective against the Pyricularia fungus, which causes rice blast, one of the world’s most economically significant diseases in rice. Bayer CropScience and Sumitomo Chemical are jointly developing BYF1047 for use in Japan, where its launch is planned for 2010/2011.
In addition, Bayer CropScience received the first registrations for another fungicide in the United Kingdom and China: its highly effective fungicide fluopicolide is intended for the control of downy mildew diseases in vegetables, ornamentals and grapes, and late blight in potatoes. The innovative compound is based on a novel mode of action that enables long-lasting disease control.
Dr. Wolfgang Plischke appointed to Bayer AG Management Board
LEVERKUSEN The Supervisory Board of Bayer AG appointed Dr. Wolfgang Plischke, previously a member of the Bayer HealthCare Executive Committee and Head of the Pharmaceuticals Division, to the Board of Management of Bayer AG, effective March 1, 2006. Dr. Plischke is to succeed Dr. Udo Oels, who will end his active duty following the Annual Stockholders’ Meeting on April 28, 2006. Plischke was born in Stuttgart, Germany, on September 15, 1951. He studied biology at Hohenheim University, obtaining his doctorate in plant physiology at the Institute for Genetics. Plischke began his career in 1980 with Bayer subsidiary Miles Diagnostics. In 1988 he became pharmaceuticals marketing manager for Germany, and in 1991 he was named head of international strategic marketing. Four years later he was appointed managing director of Bayer Yakuhin Ltd. in Japan.
In 2000 Plischke took charge of the Pharmaceuticals Business Group in North America and became a member of the Executive Committee of Bayer Corporation. In January 2002 he returned to Germany to become General Manager of the former Pharmaceuticals Business Group of Bayer AG. In July 2002, as Head of the Pharmaceuticals Division, he became a member of the Bayer HealthCare Executive Committee.

198 Bayer News	Bayer Annual Report 2005
Highlights 2005/2006
Promising antithrombosis drug in the pipeline
LEVERKUSEN Bayer HealthCare and Ortho-McNeil Pharmaceutical, Inc., a subsidiary of Johnson & Johnson, announced in October 2005 that they have concluded an agreement to jointly develop and market BAY 59-7939, a promising active substance for the prevention and treatment of thrombosis. Under the terms of the agreement, Johnson & Johnson will share the global development costs of the new drug and will make payments totaling some US$290 million. Following the product’s launch, Johnson & Johnson will pay royalties in the United States depending on the achievement of sales thresholds. Bayer HealthCare holds the option of marketing the product to U.S. hospitals and specialist physicians under a co-promotion agreement, and retains exclusive rights to the product outside the United States.
Phase III clinical trials with a once-daily 10 mg dose for the prevention of venous thromboembolism after major orthopedic surgery began in the fourth quarter of 2005. Bayer HealthCare currently plans to file for approval for this indication by the end of 2007. Parallel phase IIb dose-finding studies with twice- and once-daily dosing for venous thromboembolism treatment and stroke prevention in atrial fibrillation are currently ongoing. Submission of a marketing application for these indications is anticipated for 2009.
Pioneering formulation technology for cereal herbicides
MONHEIM In 2005 Bayer CropScience launched ODesi®, a new class of herbicide formulations, in Poland and Ukraine, the first countries in which these products have been introduced. ODesi® combines the advantages of solid and liquid formulations and improves spreading and uptake on the plant leaves. This technology is expected to become an important value driver for Bayer’s cereal herbicide business in the coming years.
New manufacturing process for carbon nanotubes
LEVERKUSEN Researchers at Bayer Technology Services and Bayer MaterialScience have succeeded in manufacturing high-quality carbon nanotubes at considerably lower cost than before. By adding the new multiwalled Baytubes®, which have a mean diameter of only 20 nanometers, plastics can be made so electrically conductive that they can be painted without any further pretreatment using waterborne or powder coatings. The microscopic carbon tubes can also be used in the manufacture of antistatic packaging materials for electronic components or to shield computer or cellphone housings against electromagnetic interference. Bayer Technology Services is the Bayer Group’s competence center for process technology.
Bayer and UNEP organize projects for young people
SAN FRANCISCO/LEVERKUSEN More than 10,000 children from 60 countries took part in the 14th International Children’s Painting Competition on the Environment, organized jointly by the United Nations Environment Programme (UNEP) and Bayer. The winners were honored in June 2005 during World Environment Day celebrations in San Francisco. The pictures vividly reflect the hopes and fears of children regarding the environment. Together with UNEP, Bayer has implemented a dozen youth environmental projects worldwide since 2004. One of these projects is the Young Environmental Envoy Program, under which 45 young people from 14 countries spent a week in Germany in November 2005 learning about environmental protection at Bayer.

Bayer Annual Report 2005	Bayer News 199
Bayer acquires Icon Genetics AG
LEVERKUSEN Bayer Innovation GmbH (BIG), a subsidiary of the Bayer Group engaged in developing new fields of business, acquired Icon Genetics AG, a biotech company headquartered in Munich, Germany, at the beginning of 2006. Icon Genetics discovers innovative methods for developing and using engineered plants. The acquisition will strengthen Bayer’s activities aimed at producing specific pharmaceutical substances in plants (plant-made pharmaceuticals, or PMPs). This technology uses the plants’ natural protein generation process to produce therapeutically effective substances.
25 billion tablets produced in Bitterfeld
BITTERFELD A milestone has been reached in Bitterfeld, Germany: since production started in 1995, Bayer has turned out 25 billion tablets of the pain reliever Aspirin® and the antacids Talcid® and Alka-Seltzer® at its site there. All packs of these tablets found in stores in Europe, and some of those sold in America and Asia too, come from Bitterfeld in the state of Saxony-Anhalt. Bayer has invested €630 million and created more than 700 jobs here since 1992 as part of the measures to rebuild the economy of eastern Germany.
New production facility for polycarbonate blends in China
SHANGHAI At the end of June 2005, Bayer started up a new compounding plant for polycarbonate blends in Caojing, China. This marks the completion of the first project under the company’s investment program at the site, located near Shanghai. The compounding plant, with an annual capacity of 40,000 tons, complements a polycarbonate production facility of Bayer MaterialScience that is scheduled for completion in the first half of 2006 and is planned to have an annual capacity of 200,000 tons by 2008. This facility will manufacture Bayer’s high-tech Makrolon® plastic, which has applications ranging from CDs and DVDs through car headlamp diffusers to transparent roofing. Bayer already has a significant, and growing, share of the Chinese polycarbonate market. Also in Caojing, the company is currently building the world’s largest production plant for the polyurethane raw material MDI. Due on stream in 2008, the plant will have a capacity of some 350,000 tons a year. Bayer plans to invest a total of about US$1.8 billion in China through 2009.
Research to protect drinking water
LEVERKUSEN National Geographic Germany and Bayer have joined forces to promote innovative research into the global protection of drinking water. Through the “National Geographic Exploration Fund,” the partners have committed a total of €250,000 to scientific projects researching the exploitation, distribution and responsible use of freshwater. Satisfying the growing demand for water is currently one of the major global challenges.

200 Awards in 2005/2006	Bayer Annual Report 2005
Top Honors for Bayer
Bayer enjoys an excellent reputation worldwide and is internationally renowned for its expertise – as was confirmed again by numerous prizes presented to the company in 2005 and in early 2006. “These honors underscore our outstanding expertise and innovation potential in the core areas of our business,” says Bayer Management Board Chairman Werner Wenning. “We are particularly pleased whenever the knowledge and work of our employees are recognized in this way by independent external experts in Germany and around the world.” Some of the most important accolades are described below.
Bayer received several prizes for its best-known medicine Aspirin®. The Innovation Foundation, which recognizes groundbreaking product innovations, honored Aspirin® Effect as an exemplary, particularly innovative product, presenting Bayer with the Columbus’ Egg award. Furthermore, for the fifth time in a row, Bayer HealthCare’s Aspirin® brand received the Pegasus Award in acknowledgement of the high level of consumer trust it enjoys. In what is probably Europe’s biggest consumer study to date, Reader’s Digest determined the most trustworthy brands in 14 European countries. In the pain-reliever category, Aspirin® is the clear number one in Germany with 44 percent of all votes. Bayer also received an important accolade at the beginning of 2006 for its Aspirin® production: the company’s tablet plant in Bitterfeld, Germany, was declared a “Selected Place 2006” by Germany – Land of Ideas, a joint campaign mounted by the German government and the business community. The aim is to highlight Germany’s role as a center of innovation as the country hosts the soccer World Cup.
Innovation is also the focus of the Hermes Award, which recognizes particularly novel products. Bayer Technology Services received a prize at the Hanover Trade Fair for its multi-point thermometer. The “SpectroBay MultiTemp®” uses fiberoptics to simultaneously measure both substance concentrations and temperature profiles in industrial plants.
The company also garnered high praise for its excellent communication of the corporate reorganization. Bayer AG received the German PR Prize 2005 in the category “Communications Management.” This award, the highest such accolade bestowed in the German-speaking countries, is presented by the German Public Relations Society (DPRG) and the F.A.Z. Institute for “outstandingly implemented PR planning, strategy-based communication processes and exemplary public relations.” In addition, Bayer and LANXESS received the Gold Award from PR-Report magazine for the best PR campaign of the year in recognition of the public relations activities for the LANXESS spin-off. Bayer also received two other first-place awards in the categories “Internal Communication and Change Management” and “Financial Communication and M&A Communication.”
Bayer’s corporate image film entitled “Bayer: Science For A Better Life” received the CINE Special Jury Award in the category “Professional Non-Telecast Division/Business – Sales & Promotion” at the 46th Annual CINE Golden Eagle Film and Video Awards Gala.
The company’s image campaign was also honored in the Corporate Media 2005 competition held by the Medien-report Verlag publishing house. The concept for “Bayer: Science For A Better Life” received the “Master of Excellence” award – the top prize in its category. The campaign’s television commercial and the online version of the Annual Report each received the “Award of Master.”

Bayer Annual Report 2005	Awards in 2005/2006 201
Bayer’s efforts in the areas of sustainable development and environmental protection have received numerous accolades: at the Climate Summit in Montreal, Bayer received the Low Carbon Leaders Award for its achievements over the past ten years in the field of climate protection. The company was rated “Best in Class” by an international jury of experts made up of representatives from politics, non-governmental organizations and industry, and appointed by The Climate Group, a climate protection organization. Bayer was the only German company to receive this rating, which is given to the five top-ranked companies. In the global climate protection ranking, Bayer was rated third among the 500 largest companies.
Bayer has also been included in the Climate Leadership Index, the first global stock index for climate protection, in recognition of its efforts to reduce greenhouse gas emissions. In addition, Bayer stock is consistently listed in other sustainability indices, including the Dow Jones Sustainability World Index (DJSI World) and the European Dow Jones STOXX Sustainability Index (DJSI STOXX).
Bayer was presented with the Ron Brown Award, a U.S. presidential honor bestowed for social commitment. The company received this accolade for its “Making Science Make Sense” program, an employee initiative launched more than ten years ago to advance scientific literacy among school students.
Two renowned financial publications honored Bayer AG for its hybrid bond issue in 2005, which received high praise from experts: the magazine International Financing Review presented the company with the IFR Award 2005 in the category “Euro Investment-Grade Corporate Bond”. The British financial magazine EuroWeek honored Bayer with the illustrious Corporate Bond of the Year designation.
Bayer’s investor relations activities received a number of awards. The annual BIRD Ranking for the best investor relations in Germany, performed by German business publication Börse Online, placed Bayer second in the “Blue Chips” category. The company was also among the top three in the category “Most Improved Investor Relations” at the Continental Europe Awards 2005 sponsored by IR Magazine. At the annual IR Best Practice Awards presented by Britain’s Investor Relations Society, Bayer received the European Website Award 2005. As in the previous year, Bayer ranked ahead of all the other DAX, MDAX and SDAX companies with its investor relations website in the IR Benchmark Analysis conducted by German it communications consulting firm NetFederation Interactive Media. For the third consecutive year, the website achieved the highest overall position among 145 contenders in the IR Global Rankings compiled by MZ Consult, a U.S.-Brazilian financial communications company. In the IR Global Rankings 2006, Bayer took first place ahead of other German companies in the categories “Corporate Governance” and “Disclosure Procedure”.
Our companies in Argentina, Australia, New Zealand and Belgium were listed among the top employers in those countries by respected financial magazines and human resources consultants. In the United States, Bayer in 2005 was named one of the best employers for working mothers for the third time. And in Germany, Vice Chancellor Franz Müntefering awarded Bayer the Shaping Employment – Companies Demonstrate Responsibility award in the category “Prospects for Young People” in recognition of Bayer’s exceptional commitment to vocational training. The jury singled out Bayer for the award because of the special training program operated by the Training and Development Division of Bayer Industry Services for young people who lack basic educational qualifications.

202 Governance Bodies	Bayer Annual Report 2005

Supervisory Board and Board of Management

Supervisory Board

Hermann Josef Strenger
Honorary Chairman, Leverkusen

Members of the Supervisory Board hold or held offices as members of the supervisory board or a comparable supervising body of the corporations listed (as at December 31, 2005 or the date on which they ceased to be members of the Supervisory Board of Bayer AG):

Dr. Manfred Schneider
Chairman of the Supervisory
Board, Leverkusen
* December 21, 1938
Allianz AG
DaimlerChrysler AG
Linde AG (Chairman)
Metro AG
RWE AG
TUI AG

Erhard Gipperich
(until January 31, 2006)
Vice Chairman of the Supervisory Board;
Chairman of the Bayer Group Works Council,
Leverkusen
* April 30, 1942
Baywoge GmbH

Dr. Paul Achleitner
Member of the Board of Management
of Allianz AG, Munich
* September 28, 1956
Allianz Global Investors AG
Allianz Immobilien GmbH
MAN AG (until June 18, 2005)
RWE AG

Dr. Josef Ackermann
Chairman of the Board of Managing Directors
(effective February 1, 2006) and Chairman
of the Group Executive Committee of
Deutsche Bank AG, Frankfurt am Main
* February 7, 1948
Deutsche Lufthansa AG
Linde AG
Siemens AG

Andreas Becker
(effective April 29, 2005)
Chairman of the Works Council
of H.C. Starck, Laufenburg
* March 1, 1959
H.C. Starck GmbH

Karl-Josef Ellrich
Chairman of the Works Council of Bayer AG,
Dormagen
(Chairman of the Bayer Group Works Council
effective February 10, 2006), Leverkusen
* October 5, 1949
Bayer CropScience AG

Dr. Thomas Fischer
(effective October 1, 2005)
Graduate Engineer, Dormagen
* August 27, 1955
Bayer MaterialScience AG

Thomas Hellmuth
Agricultural Engineer, Langenfeld
* May 29, 1956

Prof. Dr. Ing. e. h. Hans-Olaf Henkel
Honorary Professor at the University
of Mannheim, Berlin
* March 14, 1940
Continental AG
DaimlerChrysler Aerospace AG
SMS GmbH
Brambles Industries
Orange SA
Ringier AG

Gregor Jüsten
(effective February 1, 2006)
Member of the Bayer Works Council, Leverkusen
* December 13, 1948

Dr. rer. pol. Dipl.-Kfm. Klaus Kleinfeld
(effective April 29, 2005)
President and Chief Executive
Officer of Siemens AG, Munich
* November 6, 1957
Alcoa Inc.
Citigroup Inc. (effective July 18, 2005)

Bayer Annual Report 2005	Governance Bodies 203

Dr. h. c. Martin Kohlhaussen
Chairman of the Supervisory Board of
Commerzbank AG, Frankfurt am Main
* November 6, 1935
Heraeus Holding GmbH
Hochtief AG (Chairman)
Intermediate Capital Group
(until June 2005)
National Pensions Reserve Fund
(until April 2005)
Schering AG
ThyssenKrupp AG
Verlagsgruppe Georg von Holtzbrinck GmbH

John Christian Kornblum
Chairman of Lazard & Co. GmbH, Berlin
* February 6, 1943
Motorola Inc.
ThyssenKrupp Technologies AG

Petra Kronen
Chairwoman of the Works Council
of Bayer AG, Uerdingen
* August 22, 1964
Bayer MaterialScience AG

Dr. Heinrich von Pierer
(until April 29, 2005)
Chairman of the Supervisory Board
of Siemens AG, Munich
* January 26, 1941
Deutsche Bank AG
(effective May 18, 2005)
Hochtief AG
Münchener Rückversicherungs-
Gesellschaft AG
ThyssenKrupp AG
(effective January 21, 2005)
Volkswagen AG

Wolfgang Schenk
(until September 30, 2005)
Graduate Engineer, Leverkusen
* September 24, 1953

Hubertus Schmoldt
Chairman of the German Mine,
Chemical and Power Workers’ Union, Hannover
* January 14, 1945
BHW AG
Deutsche BP AG
DOW Olefinverbund GmbH
E.ON AG
RAG AG
RAG Coal International

Dieter Schulte
Former Chairman of the German
Unions Federation, Duisburg
* January 13, 1940

Dr.-Ing. Ekkehard D. Schulz
(effective April 29, 2005)
Chairman of the Executive Board of
ThyssenKrupp AG, Düsseldorf
* July 24, 1941
AXA Konzern AG
Commerzbank AG
Deutsche Bahn AG
MAN AG (Chairman effective June 3, 2005)
RAG AG (Vice Chairman)
TUI AG
ThyssenKrupp Automotive AG
Thyssenkrupp Elevator AG
(Chairman effective October 26, 2005)
Thyssen Services AG
ThyssenKrupp Steel Beteiligungen AG
(until December 9, 2005)

Dipl.-Ing. Dr. Ing. e.h. Jürgen Weber
Chairman of the Supervisory Board of
Deutsche Lufthansa AG,
Frankfurt am Main
* October 17, 1941
Allianz Lebensversicherungs-AG
Deutsche Bank AG
Deutsche Post AG
Thomas Cook AG
(Chairman until October 31, 2005)
Voith AG
Loyalty Partner GmbH (Chairman)
Tetra Laval Group

204 Governance Bodies	Bayer Annual Report 2005

Committees of the Supervisory Board of Bayer AG as at December 31, 2005

Presidial Committee/Mediation Committee	Schneider (Chairman), Achleitner, Gipperich, Schmoldt
Audit Committee	Kohlhaussen (Chairman), Fischer, Henkel, Schneider, Wendlandt, de Win
Human Resources Committee	Schneider (Chairman), Ellrich, Kohlhaussen, Kronen

Siegfried Wendlandt
North Rhine District Secretary of the German
Mine, Chemical and Power Workers’ Union,
Düsseldorf
* July 27, 1947
Baywoge GmbH
HT Troplast AG
Rütgers AG (until June 2005)

Reinhard Wendt
(until April 29, 2005)
Chairman of the Works Council of
Wolff Walsrode AG, Walsrode
* March 6, 1945
Wolff Walsrode AG
(until April 30, 2005)

Thomas de Win
Vice Chairman of the Supervisory Board
(effective March 2, 2006);
Chairman of the Bayer Central Works Council,
Leverkusen
* November 21, 1958
Bayer MaterialScience AG
(effective July 19, 2005)

Prof. Dr. Dr. h. c. Ernst-Ludwig Winnacker
President of the German Research Association
(DFG), Bonn
* July 26, 1941
KWS Saat AG
Medigene AG (Chairman)
Wacker Chemie AG
(effective September 26, 2005)

Dr. Hermann Wunderlich
(until April 29, 2005)
Former Vice Chairman of the company’s Board
of Management, Odenthal
* April 29, 1932

Board of Management

Members of the Board of Management hold or held offices as members of the supervisory board or a comparable supervising body of the corporations listed (as at December 31, 2005):

Werner Wenning
Chairman of the Board of
Management
* October 21, 1946
Gerling-Konzern Versicherungs-Beteiligungs AG
Henkel KGaA

Klaus Kühn
* February 11, 1952
Bayer CropScience AG (Chairman)
Bayer Business Services GmbH (Chairman)

Dr. Wolfgang Plischke
(effective March 1, 2006)
* September 15, 1951

Dr. Udo Oels
* January 2, 1944
Bayer Chemicals AG
(until January 20, 2005)
Bayer Industry Services Geschäftsführungs-
GmbH (Chairman)
Bayer Technology Services GmbH (Chairman)
ThyssenKrupp Services AG

Dr. Richard Pott
* May 11, 1953
Bayer HealthCare AG (Chairman)
Bayer MaterialScience AG
(Chairman)

Bayer Annual Report 2005	Organization Chart 205
Organization Chart
as at March 1, 2006
Bayer AG (holding company)
Group Management Board

Werner Wenning	Richard Pott*	Klaus Kühn	Udo Oels
Chairman	Strategy & Human Resources	Finance	Wolfgang Plischke**
Innovation, Technology & Environment

– Corporate Center

Corporate Office	J. Krell
Communications	H. Springer
Investor Relations	A. Rosar
Corporate Auditing	R. Meyer
Corporate Human Resources & Organization	J. Peters
Finance	J. Dietsch
Corporate Development	M. Mangold
Law & Patents, Insurance	R. Hartwig
Governmental & Product Affairs	W. Grosse Entrup
Group Accounting & Controlling	U. Hauck
Regional Coordination	F.-J. Berners

Business Areas Bayer HealthCare	Bayer CropScience	Bayer MaterialScience	Service Areas Bayer Business Services
A. J. Higgins (photo)
Chairman
P. Nicklin
Animal Health
G. Balkema
Consumer Care
T. Bihl
Diagnostics
S. E. Peterson
Diabetes Care
G. Riemann
Pharmaceuticals
W. Baumann*
Central Administration &
Organization/Business
Development & Licensing
H. Klusik
Product Supply
F. Berschauer (photo)
Chairman
D. Suwelack
Business Planning &
Administration
R. Scheitza*
Portfolio and Supply
Chain Management
B. Garthoff
R&D; Cooperations/
Licensing; QHSE
W. Welter
Industrial Operations
J. du Puy
Region Europe & TAMECIS
E. Zirakparvar
Region Americas
B. Naaf
Region Asia Pacific
P. Housset
Environmental Science
L. van der Broek
BioScience

H. Noerenberg (photo) Chairman T. Van Osselaer Production & Technology I. Paterson Marketing & Innovation G. Plumpe* Administration	A. Resch (photo)
Chairman
H. Läpple*
IT Community,
Human Resources

Bayer Technology Services

A. Noack
Managing Director

Bayer Industry Services

J. Hinz (photo)
Chairman
H. Bahnmüller*
B. Blankemeyer-Menge

*	Labor Director

**	Wolfgang Plischke is the successor to Udo Oels, who will end his active duty after the Annual Stockholders’ Meeting on April 28, 2006. Wolfgang Plischke will assume Udo Oels’ current duties on that date.

206 Group Leadership Circle	Bayer Annual Report 2005
Group Leadership Circle
as of March 1, 2006
The Group Leadership Circle consists of managers in the holding company, subgroups and service companies whose functions are particularly important for the Bayer Group as a whole.
A
Abreu, Claudio
Akers, Joseph
Alexander, Ian
Allen, Christopher
Amling, Andreas
Angerbauer, Rolf
Applegate, Jacqueline
Arnold, Markus
Asboth, Christian
B
Babe, Gregory
Bachlechner, Guenter
Bahnmüller, Heinz
Balkema, Gary
Baumann, Werner
Bechem, Martin
Beck, Klaus
Beier, Andreas
Belil Creixell, Francisco
Benecke, Lars
Berners, Franz-Josef
Bernhardt, Michael
Berry, Paul
Berschauer, Friedrich
Bertram, Frank
Bey, Alexander
Bieber, Wolfgang
Bielfeldt, Tim
Bier, Bernd-Peter
Bihl, Anthony
Bischof, Eric
Bostian, Arlin
Boyne, John V.
Braunleder, Georg
Broué, Jean
Bruhn, Burghardt
Brüll, Ludger
Brumund, Rudolf
Buckner, William
Burck, Alexander
Burgess, Joyce
Burmeister, Armin
Busch, Andreas
C
Cardinal von Widdern, Lutz
Carmichael, Neil
Carpenter, Kim
Catino, Joseph
Chenet, Thierry
Cherny, Margaret
Chiassarini, Mauro
Clarke, Christopher Edwin
Coppens, Ernst
Courth, Lambert
D
Dahmer, Jürgen
Dawkins, Martin Scott
De Cleyn, Rene
De Jonge, Maarten
De Luzuriaga, Luis
Deall, Michael
Decker-Conradi, Joerg
Delong, James
Dennehy, Paul
Dietrich, Frank
Dietsch, Johannes
Dini, Alain
Doerholt, Hermann-Josef
Döllinger, Lothar
Donahoe, Steve
Dosch, Rainer
Du Puy, Jacques
Dumont, Philippe
Düppen, Peter
E
Eiki, Norikazu
Eizenhöfer, Thomas
Engels, Hans-Wilhelm
Evans, Christopher
F
Fasel, Hans-Joachim
Fenu, Giovanni
Fey, Claus
Fieseler, Norbert
Firl, Rolf-Reiner
Fischer, Meredith
Flechtner, Helmut
Fournel, Michael
Freytag, Michael
Fritz, Reinhard
Funk, Rolf
G
Garnier, Franck
Garthoff, Bernward
Gasche, Hans-Erich
Gauthier, Philippe
Gerlach, Martin
Gerlich, Stephan
Geyer, Edgar
Gille, Gerhard
Graney, Robert
Gray, John
Grosse Entrup, Wolfgang
Gruber, Friedrich
Grunert, Frank
Gruss, Martin
Günther, Andreas

Bayer Annual Report 2005	Group Leadership Circle 207
H
Hansen, Ralf
Hartwig, Roland
Hauck, Ulrich
Haug, Matthias
Haug, Michael
Hayes, Timothy
Heiden, Paul-Gerd
Heider, Wilfried
Held, Christian
Herzog, Dieter
Heumüller, Heinz
Higgins, Arthur
Hilken, Günter
Hinz, Jürgen
Hoever, Franz-Peter
Höhl, Hans-Walter
Hoppe, Axel
Hotop, Reiner
Housset, Pascal
Houston, John
Howard, Samuel Jason
Hummel, Don
Hussels, Hans-Günter
I
Inkmann-Koch, Anette
J
Jahn, Alexander
Jelich, Klaus
Jesse, Ralf-Ruediger
Johnson, Michael
Juhnke, Andreas
Jung, Ernst-Norbert
Jungblut, Wolfgang
K
Kaiser, Ralf
Kaul, Raj
Klausener, Alexander
Klebert, Ulrich
Klusik, Hartmut
Knapp, Frank
Kneen, Geoffrey
Knors, Armin
Koenig, Michael
Koersvelt, Adri
Köhler, Jürgen
Kolpon, Jay
Köplin, Wilfried
Kopp, Wilfried
Krauskopf, Birgit
Krell, Jörg
Kreuzburg, Christa
Kühling, Steffen
Kühn, Klaus
Kuschnerus, Norbert
L
Läpple, Horstfried
Lauff, Peter
Leidemann, Burkhard
Leidinger, Walter
Leroux, Bernard Marc Robert
Leucker, Hermann
Londershausen, Michael
Louvel, Erik
Löwer, Hartmut
Lowinski, Jean-Luc
Lukas, Frank
Lykos, George
M
MacCleary, Gerald
Mackintosh, Bruce
Malik, Kemal
Mangold, Matthias
Marchand, Gerhart
Marchand, Tobias
Mathews, Michael
Maul, Jürgen
McCahon, Peter
McCullough, Dennis
Meier, Lothar
Meyer, Rainer
Miebach, Wolfgang
Milon, Jean-Philippe
Mirgel, Volker
Möller, Jörg
Molnar, Attila
Morgan, David
Moritz, Matthias
Mothes, Helmut
Müller, Michael
Müller, Peter
Murek, Udo
N
Naaf, Bernd
Nagy, Paul
Nehoda, Vera
Nellshen, Stefan
Nestler, Andrew
Neuschwander, Marc
Nicklin, Peter
Noack, Achim
Noerenberg, Hagen
Nosenzo, John
O
Odenthal, Marc
Oehlschläger, Gabriele
Oehlschläger, Wilhelm
Oelrich, Stefan
Oels, Udo
Ohle, Jörg
Ohm, Christian
Ohst, Holger
Okrongly, David
Ott, Juergen
P
Parotelli, Roberto
Pascoletti, Karl-Heinz
Paterson, Ian
Payne, Patrick
Perne, Rainer
Peters, Jan
Peterson-Buengeler, Sandra
Phillips, Barry Allen
Pickel, Markus

208 Group Leadership Circle	Bayer Annual Report 2005
Pilgram, Frank
Placke, Franz-Josef
Plischke, Wolfgang
Plumpe, Gottfried
Portoff, Michael
Pott, Richard
Prenzel, Jürgen
Preuss, Rainer
Pucci, Paolo
R
Raab, Jürgen
Rahenbrock, Udo
Ramesh, Mahalingam
Reichardt, Marc
Reichert, Karlheinz
Reinert, Thomas
Resch, Andreas
Rettig, Rainer
Riemann, Gunnar
Rittgen, Frank
Rosar, Alexander
Rothe, Hans-Joachim
Rövekamp, Frank
Rübsamen-Waigmann, Helga
Ryan, Mark
S
Saez, Antonio
Salge, Andreas
Schade, Michael
Schaefer, Michael
Schäfer, Klaus
Scheitza, Rüdiger
Schenk, Wolfgang
Schepers, Walter
Scherf, Willy
Schlegel, Günter
Schlieper, Henner
Schmeer, Hubert
Schmeer, Norbert
Schmelzer, Peter
Schmidt, Paul
Schmidt-Park, Olaf
Schmitz, Jörg-Rainer
Schmuck, Richard
Schneider, Joachim
Schneider, Reiner
Schorr, Rainer
Schramm, Helmut
Schuster, Matthias
Schwarz, Rainer
Seaton, R. Christopher
Sick-Sonntag, Ralf
Sieler, Miguel-Heriberto
Simcoe, Dean
Sjut, Volkert
Soland, Kurt
Sommer, Klaus
Spagnol, Tracy
Spinks, Ian
Springer, Heiner
Steenblock, Roland
Stegmüller, Roland
Steiling, Lothar
Stein, Ulrich
Steinhilber, Bernd
Stillings, Herbert
Stracke, Hubert
Struck, Werner
Stübler, Hermann
Sturm, Klaus
Suwelack, Dirk
T
Terhorst, Frank
Tiemann, Volker
Trebels, Wolfgang
V
Van der Broek, Lykele
Van der Merwe, Richard-Ewald
Van der Stouwe, Claus
Van Lengerich, Hartmut
Van Lookeren Campagne, Michiel
Van Meirvenne, Dirk
Van Nooy, Michael
Van Osselaer, Tony
Vanacker, Peter
Vayssier, Jean
Vehreschild, Manfred
Von Franck, Ernst
Von Keutz, Eckhard
Von Koss, Henning
Von Pescatore, Dominikus
Von Podewils, Hans-Christoph
Von Stillfried, Heinrich
W
Waite, Stephen
Walker, Philippe
Warekois, Thomas
Warmbier, Peter
Weber, Benno
Weber, Thomas
Weeks, Joshua
Weidmann, Ernst
Weissmueller, Joachim
Welter, Wolfgang
Wenning, Werner
Westphal, Dietmar
Wild, Hanno
Wilson, Kirk
Wingen, Franz-Josef
Witasek, Frank
Wohlfeil, Stefan
Wolff, Joachim
Wollweber, Detlef
Wright, Paul
Y
Yim, Marcus
Z
Zervoudis, Demetrios
Zijp, Douwe
Zirakparvar, Mohammad Esmail
Zumbaum, Arne

Bayer Annual Report 2005	Glossary 209
Glossary
A
Acaricide Crop protection agent for combating mites
Acetylsalicylic acid Active ingredient of Aspirin®

Adalat® Drug product for the treatment of hypertension; active ingredient: nifedipine
Admire® Insecticide; active ingredient: imidacloprid; main applications: vegetables, rice, fruit, potatoes
Advantage® Antiflea product for dogs and cats; active ingredient: imidacloprid
Advantix® Antiflea/-tick/-mosquito product for dogs; active ingredients: imidacloprid and permethrin
Advia® Umbrella brand for a fully automatic system for large-scale laboratories for the diagnosis of, for example, cardiovascular disease, infections, metabolic disorders
Advocate® Deworming agent for dogs and cats to combat internal and external parasites; active ingredients: imidacloprid and moxidectin
Aleve® Analgesic; active ingredient: naproxen
Alka-Seltzer® Drug product that binds excess gastric acid, to reduce pain and fever
Allectus® Insecticide; active ingredients: imidacloprid and bifenthrin; main applications: turf and ornamental lawns
Amperit® High-performance, versatile thermal spray powder for surface finishing
Armada® Fungicide; active ingredients: trifloxystrobin, triadimefon; main applications: turf and ornamental lawns
Ascensia® Umbrella brand for blood glucose metering systems and services
Asian rust Fungal disease in soybeans
Aspirin® One of the most famous analgesics in the world; active ingredient: acetylsalicylic acid
Aspirin® Cardio Drug product for protection against myocardial infarction; active ingredient: acetylsalicylic acid
Aspirin Complex® Cold and flu product in granular form for the treatment of pain, a runny nose and fever; active ingredients: acetylsalicylic acid and pseudoephedrine
Aspirin direkt® Analgesic in chewable tablet form; active ingredient: acetylsalicylic acid
Aspirin® Effect Analgesic in granular form to be taken without water; active ingredient: acetylsalicylic acid
Aspirin® Migraine Drug product for the treatment of migraine-related headache; active ingredient: acetylsalicylic acid
Aspirin® protect Drug product for secondary prevention of myocardial infarction and stroke; active ingredient: acetylsalicylic acid
Atlantis® Herbicide; active ingredients: mesosulfuron and others; main applications: wheat, triticale, rye
Avelox® Drug product for the treatment of respiratory tract infections; active ingredient: moxifloxacin
B
Bariton® Fungicide for seed treatment; active ingredients: fluoxastrobin, prothioconazole; main application: cereals
Basta® Herbicide; active ingredient: glufosinateammonium; main applications: plantation crops (e.g. vines, fruit, oil palms), potatoes and vegetables

BAY 59-7939 Substance being tested in the treatment and prevention of thromboembolic disorders
Baycox® Anticoccidial agent for livestock; active ingredient: toltrazuril
Baydur® Brand name for a rigid polyurethane integral skin foam
Baytril® Chemotherapeutic agent for the treatment of severe veterinary infectious diseases; active ingredient: enrofloxacin
Bepanthen® Range of skin care and wound-healing products; active ingredient: dexpanthenol
Bepanthol® Range of care products to treat dry, irritated skin; active ingredient: panthenol
Betanal® Herbicide; active ingredients: phenmedipham, desmedipham and ethofumesate; main application: beets

210 Glossary	Bayer Annual Report 2005
C
Canesten® Antifungal drug for infections of the skin; active ingredient: clotrimazole or bifonazole
Canola Species of rape plant
Ciprobay®/Cipro® Drug product for the treatment of infectious diseases; active ingredient: ciprofloxacin
Clinitek® Urinalysis systems for doctors’ offices and hospitals for the diagnosis of kidney and bladder disorders, diabetes and pregnancy
Confidor® Insecticide; active ingredient: imidacloprid; main applications: vegetables, rice, fruit, potatoes
Consumer Products Business unit in Environmental Science
Curbix® Insecticide; active ingredient: ethiprole; main applications: rice
D
DCA 2000®+Analyzer Convenient analysis unit for doctors’ offices for the detection of diabetes and kidney disease
Decis® Insecticide; active ingredient: deltamethrin; main applications: cotton, vegetables, cereals
E
Elmiron® Urology drug product from Ortho-McNeil, co-marketed by Bayer in the United States
Enabling Technologies Technology platform that can accelerate development work and provide support for the production of new products, system solutions and production processes by the subgroups
Envidor® Acaricide; active ingredient: spirodiclofen; main applications: citrus fruit, fruit, nuts, grapes
F
Faktor Xa inhibitor See BAY 59-7939
Fandango® Fungicide; active ingredients: fluoxastrobin, prothioconazole; main application: cereals
Fast-track approval Accelerated FDA registration procedure for drugs that are potentially superior to existing therapeutic options
Fenikan® Herbicide, active ingredient: diflufenican; main applications: winter wheat, winter barley, rye
FiberMax® Cotton seed for the markets United States, Turkey, Greece, Spain and Brazil
Flint® Fungicide; active ingredient: trifloxystrobin; main applications: cereals, soybeans, fruit, grapes
Folicur® Fungicide; active ingredient: tebuconazole; main applications: cereals, soybeans, canola, peanuts
Forbid® Insecticide; active ingredient: spiromesifen; main application: ornamental plants
Fungicide Crop protection agent to combat fungal diseases
G
Gaucho® Insecticide; active ingredient: imidacloprid; main applications: seed dressing for sugar beet, corn, cereals, cotton, canola
Glucobay® Drug product for the treatment of diabetes; active ingredient: acarbose
H
Helixate® Co-marketing name for recombinant Factor VIII; marketed by Aventis Behring
Herbicide Crop protection agent to combat weeds
HSEQ Abbreviation for Health, Safety, Environment, Quality
Hussar® Herbicide; active ingredient: iodosulfuron; main applications: cereals, rice and corn
I
Infinito® Fungicide; active ingredients: fluopicolide and propamocarb HCL; main applications: potatoes, vegetables and ornamental plants
Insecticide Crop protection agent to combat animal pests (insects)
InVigor® Seed for summer canola

Bayer Annual Report 2005	Glossary 211
K
Key performance indicators Key indicators that reflect the main points in the continuous improvement process for safety and environmental protection measures
Kirappu® Insecticide; active ingredient: ethiprole; main application: rice
K-O Tab® 1-2-3 Insecticide; active ingredient: deltamethrin; main application: impregnation of mosquito nets
K-Othrine® Insecticide; active ingredient: deltamethrin; main applications: insects that transmit malaria, sleeping sickness and Chagas’ disease
Kogenate® Drug product for the treatment of hemophilia; active ingredient: recombinant Factor VIII
Kogenate® with Bio-Set® Recombinant Factor VIII with needleless delivery system
L
Levitra® Drug product for the treatment of erectile dysfunction; active ingredient: vardenafil
Liberty® Herbicide; active ingredient: glufosinate-ammonium, main applications: corn, canola, cotton, soybeans, rice in conjunction with herbicide-tolerant technology
Life cycle management Measures taken to extend the marketing period of registered products through further development
M
MaisTer® Herbicide; active ingredients: foramsulfuron and iodosulfuron; main application: corn

Makrolon® Brand name for polycarbonate; main applications: electrical/electronic goods, optical data storage media (CDs /DVDs), glazing (solid and multiwall sheet), automotive industry
Merit® Insecticide; active ingredient: imidacloprid; main applications: broad-spectrum insecticide for non-agricultural grass lawns
Molecular testing Diagnostic tests and equipment for molecular analysis of infectious diseases and cancer
N
Naproxen Active ingredient of Aleve®
Near-patient testing Diagnostic tests and equipment used directly at the patient’s bedside and in doctors’ offices

Nexavar® Proprietary name for the active substance sorafineb
O
Oberon® Insecticide/acaricide; active ingredient: spiromesifen; main applications: fruit/vegetables, cotton, ornamental plants
Olympus® Herbicide; active ingredient: propoxycarbazone sodium; main application: cereals
One-A-Day® Multivitamin product with complete daily doses for different users
Orphan drug status Guarantees pharmaceutical companies exclusive marketing rights in a specific indication for a defined period of time when developing drugs to treat rare diseases
OTC Abbreviation for over-the-counter, i.e. non-prescription medications
P
Plant-made pharmaceuticals Manufacture of pharmaceuticals in plants

Polycarbonate Durable, impact-resistant plastic; see Makrolon®
Polyester polyol Raw material for polyurethane production
Polyether Raw material for polyurethane production
Polyol Raw material for polyurethane production
Polyurethane Important group of plastics
Poncho® Insecticide; active ingredient: clothianidine; main applications: seed treatment for corn, canola, sugar beet, cereals
Premise® Insecticide; active ingredient: imidacloprid; main application: termite control
Primary care products Products for general practitioners

212 Glossary	Bayer Annual Report 2005
Pritor® /PritorPlus® Hypertension drug in conjunction with a diuretic; active ingredient: telmisartan
Profender® Innovative deworming agent for cats; active ingredients: emodepsid and praziquantel
Proline® Fungicide; active ingredient: prothioconazole; main applications: cereals, canola
Propylene oxide Precursor used in the manufacture of polyurethane raw materials
Puma® Herbicide; active ingredient: fenoxaprop-P-ethyl; main applications: cereals, rice, soybeans, canola
Q
Quickbayt® Insecticide; active ingredient: imidacloprid; main application: fly control in animal housing
R
Rapidlab® /Rapidpoint® Blood gas analysis systems for emergency and intensive-care wards, for determination of electrolytes and blood gases
Raxil® Fungicide; active ingredient: tebuconazole; main applications: seed treatment for wheat and barley
Redoxon® Vitamin C product for the prevention and treatment of vitamin C deficiency; active ingredient: ascorbic acid
Rennie® Medicine to treat heartburn and acid-related stomach disorders; active ingredients: calcium carbonate, magnesium carbonate
Revolver® Herbicide; active ingredient: foramsulfuron; main application: turf and ornamental lawns
S
Scenic® Fungicide for seed treatment; active ingredients: fluoxastrobin, prothioconazole; main application: cereals
Sorafenib Active ingredient of the anticancer drug Nexavar® and the first oral multikinase inhibitor that attacks both tumor cells and the tumor vasculature
Specialty Care Specialist and hospital business for prescription-only medicines
Sphere® Fungicide; active ingredients: trifloxystrobin, cyproconazole; main applications: coffee, soybeans, cereals, sugar beet
Stakeholders Our stockholders, employees, business partners, users of our products and society in general
Stratego® Fungicide; active ingredients: trifloxystrobin, propiconazole; main applications: soybeans, cereals, rice, corn
Supradyn® Multivitamin and mineral supplement with trace elements for protection against general vitamin and mineral deficiencies
T
Talcid® Drug product to neutralize excess gastric acid; active ingredient: hydrotalcite
TPU Abbreviation for Thermoplastic Polyurethane
Trasylol® Drug product used during open-heart surgery; active ingredient: aprotinin
Triple-i Group-wide innovation initiative based on the concept of “inspiration, ideas and innovation”
W
World-scale facility Facility with an extremely large production capacity, to safeguard supplies to individual or multiple regions of the world
Z
Zetia® Cardiovascular drug from Schering-Plough which Bayer plans to jointly market with that company in Japan once the product has gained marketing authorization
Explanations of further specialist terminology can be found at: WWW.INVESTOR.BAYER.COM > STOCK > GLOSSARY

Bayer Annual Report 2005	Index 213
Index from A to Z

A
Accounting standards	87
Acquisitions	115
Annual Stockholders’ Meeting	Back flap
Asset structure	33
Associates	97, 135, 137
Audit Committee	72, 190
Audit fees	185
Auditor	51, 73, 79, 185
Awards	200
B
Balance sheet	33, 81, 131
Bayer Business Services	Front flap, 75
Bayer CropScience	Front flap, 6 , 21, 38,
42, 61, 63, 64, 75, 110
Bayer HealthCare	Front flap, 4, 10, 18, 37,
40, 60, 62, 75, 110
Bayer Industry Services	Front flap, 75
Bayer Innovation GmbH	45
Bayer MaterialScience	Front flap, 4, 24, 38,
44, 61, 63, 75, 110, 192
Bayer stock	48, 68, 76, 129
Bayer stock data	69
Bayer Technology Services	Front flap, 45, 75
Board of Management	8, 70, 72, 74, 186, 204
Bonds	169
Business environment	16
Business strategy	60
C
Capital expenditures	29
Capital structure	33
Cash flow	15, 27, 177
Changes in stockholders’ equity	141
Changes in the Bayer Group	112
Commitments and contingencies	177
Compliance Committee	75
Consolidated financial statements	72, 87,
88, 92, 191
Consolidated statement of cash flows	29, 33,
82, 101, 184
Consolidation methods	92
Contact	216
Corporate citizen	1
Corporate Compliance Program	75
Corporate governance	7, 72, 191
Corporate Governance Code	72, 191
Corporate social responsibility	7, 49
Corporate structure	Front flap, 205
Cost of materials	122
Critical accounting policies	103
Currency risk	52, 173
Currency translation	93
D
Derivative financial instruments	98, 175
Discontinued operations	88, 118, 120
Distribution	37
Divestitures	117
Dividend	Front flap, 7, 35, 70
E
Earnings performance	32
Earnings per share	69, 129
Economic hedges	175
Economic outlook	59
Employees	35, 75, 123
Environmental protection	49, 108, 165
Exchange rates	93
Exhange rate risk	52, 173

214 Index	Bayer Annual Report 2005

F
Fair value	174, 175
Financial calendar	Back flap
Financial instruments	138, 173
Financial liabilities	168
Financial position	29
Financial risks	173
Financial strategy	31
Future perspectives	59
G
Glossary	209
Goodwill	131
Governance bodies	202
Group Leadership Circle	206
H
Hedge accounting	98, 175
HSEQ	46
Human Resources Committee	73, 190
I
Impairment	88, 174
Impairment testing	102
Income statements	32, 35, 80
Income taxes	109, 126
Independent Auditor’s Report	79
Indices	48, 68, 216
Innovation and growth	Front flap, 6
Intangible assets	95, 104, 131
Interest expense — net	125
Interest rate risk	52, 174
Inventories	98, 140
Investor relations	70
K
Key data by segment and region	26, 84
Key data by subgroup	Front flap, 17, 84
Key performance indicators	46
L
LANXESS	4, 57, 118
Leasing	139
Legal risks	53, 179
Liquid assets	141
M
Management report	14
Management’s statement of responsibility for financial reporting	78
Minority stockholders’ interest in income/expense	129
Mission Statement	7, 36
N
Net debt	15, 30
Net income	Front flap
Non-operating result	124
Notes to the consolidated financial statements	84
O
Objectives for 2006	62
Operating result	123
Organization chart	205
Other financial assets	137
Other financial commitments	177

Bayer Annual Report 2005	Index 215

Other non-operating expenses	125
Other non-operating income	125
Other operating expense	122
Other operating income	94, 122
Other receivables	139
Other taxes	99, 123
P
Pensions	36, 52, 106, 145, 156
Performance by Region	26
Performance by Segment	17
Performance by subgroup	17
Personnel expenses	123
Portfolio management	39
Presidial Committee	72, 190
Primary financial instruments	174
Procurement and distribution	37
Procurement market risk	52, 173, 174
Property, plant and equipment	96, 104, 134
Proposal for distribution of the profit	35
Provisions	99, 108, 109, 161
Provisions for pensions and other post-employment benefits	106,145
R
R&D expenses	94, 121
Recognition and valuation principles	94
Regions	26
Remuneration of the Board of Management	186
Remuneration of the Supervisory Board	73, 186
Research and development	39, 106
Responsible Care	46
Restructuring charges	166
Risk management	50, 173
S
Salaries (see Remuneration)
Sales	94, 106, 121
Scope of consolidation	112
Segment reporting	17, 84, 110
Segments	17, 84, 103, 110
Selling expenses	121
Share price	69
Statement of recognized income and expense	83
Stock-based compensation	36,161
Stockholders’ equity	33, 81
Strategy	60, 72
Subsequent events	58
Supervisory Board	70, 72, 73, 186, 189, 202
Sustainability	46, 75
Sustainable development	Front flap
Sustainable investment	48
T
Ten-year financial summary	Back flap
Trade accounts payable	171
Trade accounts receivable	140
U
UNEP	49
V
Value-added	48
Value management	27, 28

216 Masthead	Bayer Annual Report 2005
Global commitment to the environment, education, sports and health
Social responsibility and sustainability are integral to Bayer’s corporate policy. This commitment is also evidenced by the company’s participation in numerous initiatives and projects around the world. Logos relating to a selection of these activities appear in the left margin in the order in which the activities are described below.
The concept of Responsible Care has a long tradition at Bayer. The company has been a member of the World Business Council for Sustainable Development since 1997 and is also among the founding members of the German sustainable development forum “econsense”.
Bayer is listed in various indices and represented in investment funds that honor companies for pursuing responsible, future-oriented corporate strategies. Examples are Storebrand Principal Funds, the Advanced Sustainable Performance Indices, the Dow Jones Sustainability Indices (ASPI) Eurozone and the FTSE4Good series of indices. In 2004 the company also became a member of the Global Reporting Initiative.
Bayer is a founding member of the Global Compact and, in Brazil, supports both the Abrinq Foundation and the Brazilian government’s “Fome Zero” (Zero Hunger) program. In mid-2004, Bayer broadened its partnership with UNEP through a new cooperation agreement that includes Bayer’s Young Environmental Envoy program. For years, Bayer has also been an active member of the Global Business Coalition on HIV/AIDS (GBC).
Bayer is an official partner of “Germany – Land of Ideas”, a joint initiative of the German government and the country’s industry federation – under the patronage of German President Horst Köhler – established in connection with the 2006 Soccer World Cup.
MASTHEAD
Publisher
Bayer AG, 51368 Leverkusen,
Germany
Editor
Ute Bode, phone ++49/214/30-58992
e-mail: ute.bode.ub@bayer-ag.de
English edition
Bayer Industry Services GmbH & Co. OHG
Central Language Service
Investor Relations
Peter Dahlhoff, phone ++49/214/30-33022
e-mail: peter.dahlhoff.pd1@bayer-ag.de
Date of publication
March 6, 2006
Bayer on the Internet
www.bayer.com

ISSN 0343/1975
Forward-Looking Statements
This Annual Report contains forward-looking statements. These statements use words like “believes”, “assumes”, “expects” or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements.
These factors include, among other things:
•	downturns in the business cycle of the industries in which we compete;

•	new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

•	increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;

•	loss or reduction of patent protection for our products;

•	liabilities, especially those incurred as a result of environmental laws or product liability litigation;

•	fluctuation in international currency exchange rates as well as changes in the general economic climate; and

•	other factors identified in this Annual Report.
These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Ten-Year Financial Summary

Bayer Group	1996	1997	1998	1999	2000
€ million

Net sales	24,853	28,124	28,062	27,320	30,971

Sales outside Germany	82.2%	83.9%	83.6%	84.3%	85.6%

Share of foreign consolidated companies	65.4%	67.0%	67.5%	68.3%	69.0%

Operating result (EBIT)	2,306	3,077	3,155	3,357	3,287

Income (loss) before income taxes	2,282	2,611	2,728	2,836	2,990

Income (loss) after taxes	1,405	1,509	1,615	2,018	1,842

Noncurrent assets	10,689	12,230	13,981	15,614	20,344

Goodwill and other intangible assets	729	1,051	1,909	2,213	4,843

Property, plant and equipment	8,974	10,307	10,970	11,986	13,345

Other noncurrent assets[1]	986	872	1,102	1,415	2,156

Current assets	14,593	15,467	15,396	15,665	16,107

Inventories	5,144	5,424	5,781	4,992	6,095

Receivables	7,028	7,588	7,894	7,533	9,308

Liquid assets	2,421	2,455	1,721	3,140	704

Maturity structure of assets

Noncurrent assets	42.3%	44.2%	47.6%	49.9%	55.8%

Current assets	57.7%	55.8%	52.4%	50.1%	44.2%

Financial liabilities	3,520	3,896	4,730	4,466	6,665

— Noncurrent	1,615	2,150	2,404	2,359	2,803

— Current	1,905	1,746	2,326	2,107	3,862

Interest expense — net	(44)	(157)	(179)	(196)	(311)

Return on sales	9.3%	11.0%	12.6%	11.2%	11.2%

Return on stockholders’ equity	14.0%	13.1%	12.9%	14.4%	11.7%

Gross cash flow[2]	2,959	3,313	3,394	3,192	4,164

Capital expenditures for property, plant, equipment and intangible assets	1,931	2,331	2,703	2,632	2,647

Depreciation and amortization	1,326	1,479	1,521	1,744	2,122

Depreciation and amortization in percent of capital expenditures	68.7%	63.4%	56.3%	66.3%	80.2%

Personnel expenses (including pension expenses)	7,718	7,895	8,106	7,549	7,735

Number of employees (year end)	142,200	144,600	145,100	120,400	122,100

Research and development expenses	1,845	1,983	2,045	2,252	2,393

Stockholders’ equity including minority interest (total)	10,765	12,232	12,779	15,182	16,377

Capital stock	1,851	1,867	1,867	1,870	1,870

Reserves (excluding net income)	7,287	8,638	9,087	11,134	12,454

Net income (loss)	1,393	1,504	1,614	2,002	1,816

Minority stockholders’ interest	234	223	211	176	237

Liabilities (total)	14,517	15,465	16,598	16,097	20,074

Total assets (total)	25,282	27,697	29,377	31,279	36,451

Proportion of total assets (total)

Stockholders’ equity	42.6%	44.2%	43.5%	48.5%	44.9%

Liabilities	57.4%	55.8%	56.5%	51.5%	55.1%

Bayer AG	1996	1997	1998	1999	2000
Income (loss) after taxes / Net income (loss)	695	746	1,095	1,076	1,702

Allocation to (from) retained earnings	66	36	348	127	680

Total dividend payment	629	710	747	949	1,022

Dividend per share (€)	0.87	0.97	1.02	1.30	1.40

Figures for 1996 through 2003 as reported. 2004 figures restated.

1	new designation due to changes in balance sheet presentation according to IAS 1; Designation for 1996-2003 figures was “Investments”

2	for definition see Bayer Group Key Data on front flap

2001	2002	2003	2004	2005	Bayer Group
					€ million

30,275	29,624	28,567	23,278	27,383	Net sales

85.5%	86.4%	85.8%	86.9%	84.7%	Sales outside Germany

70.9%	72.2%	73.3%	76.4%	74.7%	Share of foreign consolidated companies

1,676	1,518	(1,119)	1,875	2,812	Operating result (EBIT)

1,115	956	(1,994)	1,222	2,199	Income (loss) before income taxes

961	1,063	(1,349)	682	1,595	Income (loss) after taxes

21,702	23,513	18,232	16,859	20,130	Noncurrent assets

5,014	8,879	6,514	5,952	7,688	Goodwill and other intangible assets

13,543	12,436	9,937	7,662	8,321	Property, plant and equipment

3,145	2,198	1,781	3,245	4,121	Other noncurrent assets[1]

15,337	16,890	17,673	15,972	16,592	Current assets

5,818	6,342	5,885	4,738	5,504	Inventories

8,748	9,752	8,925	7,635	7,565	Receivables

771	796	2,863	3,599	3,523	Liquid assets

					Maturity structure of assets

58.6%	56.4%	48.7%	51.4%	54.8%	Noncurrent assets

41.4%	40.5%	47.2%	48.6%	45.2%	Current assets

7,380	10,159	9,426	9,191	8,952	Financial liabilities

3,071	7,318	7,378	7,025	7,185	— Noncurrent

4,309	2,841	2,048	2,166	1,767	— Current

(349)	(449)	(353)	(229)	(341)	Interest expense — net

5.5%	5.1%	(3.9%)	8.1%	10.3%	Return on sales

5.8%	6.5%	(9.7%)	6.1%	14.4%	Return on stockholders’ equity

3,009	2,782	2,864	2,885	3,477	Gross cash flow[2]

2,617	2,383	1,739	977	1,388	Capital expenditures for property, plant, equipment and intangible assets

2,464	2,814	2,634	1,933	1,758	Depreciation and amortization

94.2%	118.1%	151.5%	197.9%	126.7%	Depreciation and amortization in percent of capital expenditures

7,849	8,176	7,906	6,026	5,912	Personnel expenses (including pension expenses)

116,900	122,600	115,400	91,700	93,700	Number of employees (year end)

2,559	2,588	2,404	1,927	1,886	Research and development expenses

17,020	15,455	12,336	10,943	11,157	Stockholders’ equity including minority interest (total)

1,870	1,870	1,870	1,870	1,870	Capital stock

14,087	12,405	11,704	8,277	7,610	Reserves (excluding net income)

965	1,060	(1,361)	685	1,597	Net income (loss)

98	120	123	111	80	Minority stockholders’ interest

20,019	23,320	23,013	26,645	25,565	Liabilities (total)

37,039	41,692	37,445	37,588	36,722	Total assets (total)

					Proportion of total assets (total)

46.0%	37.5%	32.9%	29.1%	30.4%	Stockholders’ equity

54.0%	56.5%	61.4%	70.9%	69.6%	Liabilities

2001	2002	2003	2004	2005	Bayer AG
657	1,162	(185)	274	613	Income (loss) after taxes / Net income (loss)

0	505	(550)	(128)	(81)	Allocation to (from) retained earnings

657	657	365	402	694	Total dividend payment

0.90	0.90	0.50	0.55	0.95	Dividend per share (€)

Bayer Group Key Data

Bayer Group	2004	2005	Change
€ million			%

Net sales	23,278	27,383	+ 17.6

EBITDA[1]	3,834	4,647	+ 21.2

Operating result [EBIT]	1,875	2,812	+ 50.0

Income before income taxes	1,222	2,199	+ 80.0

Net income	685	1,597	+ 133.1

Earnings per share[2]	0.94	2.19	+ 133.1

Gross cash flow[3]	2,885	3,477	+ 20.5

Net cash flow[4]	2,262	3,542	+ 56.6

Stockholders’ equity (total, i.e. including discontinued operations)	10,943	11,157	+ 2.0

Total assets (total, i.e. including discontinued operations)	37,588	36,722	- 2.3

Debt/equity ratio (total, i.e. including discontinued operations)	2.43	2.29	- 5.9

Capital expenditures	977	1,388	+ 42.1

Employees at year end	91,700	93,700	+ 2.2

Personnel expenses	6,026	5,912	- 1.9

Research and development expenses	1,927	1,886	- 2.1

Bayer AG	2004	2005	Change
			%

Total dividend payment in € million	402	694	+ 72.6

Dividend per share in €	0.55	0.95	+ 72.6

1 EBITDA = operating result (EBIT) plus depreciation and amortization

2 Earnings per share = as defined in IAS 33: net income divided by the average number of shares outstanding (730.34 million shares)

3 Gross cash flow = operating result (EBIT) plus depreciation and amortization, minus income taxes, minus gains/plus losses on retirements of noncurrent assets, plus/minus changes in pension provisions. The latter item includes the elimination of non-cash components of the operating result. It also contains benefit payments during the year.

4 Net cash flow = cash flow from operating activities according to IAS 7
Cancer drug developed in record time
COVER PICTURE At the end of 2005 — sooner than expected — the U.S. Food and Drug Administration (FDA) granted marketing authorization for Nexavar® (active ingredient: sorafenib) in the treatment of advanced kidney cancer. For the German-American development team from Bayer HealthCare and Onyx Pharmaceuticals, this decision marks the climax of their extraordinary cooperation so far. The drug was developed in record time, three years faster than the industry average.
After the cooperation agreement with Onyx Pharmaceuticals was signed in 1994, more than 200,000 substances were tested for their efficacy and more than 6,000 compounds were synthesized. Finally, in 1999, the researchers came upon development candidate BAY 43-9006, and the first clinical trials started just a year later. Phase III studies began in 2003. Sorafenib became Bayer’s first pharmaceutical substance to be granted fast-track status by the FDA, which can accelerate a drug’s testing and registration process in the United States. Fast-track status is reserved for drugs that have demonstrated the potential to treat a serious or life-threatening condition for which no comparable medical therapy currently exists. Bayer HealthCare has since applied to the European Medicines Evaluation Agency (EMEA) for approval to market Nexavar® within the European Union. If marketing authorization is granted, the product could be launched in the European Union, too, in the second half of 2006. Further studies will now aim to discover whether Nexavar® can be used to treat other malignant tumors, such as cancer of the liver, lungs or skin.
The cover picture shows members of the successful research and development team at Bayer’s U.S. pharmaceutical research center in West Haven, Connecticut — representing the many employees involved in the entire project. Behind them is an oversized projection depicting the impact of sorafenib on human cells. In the picture are Timothy Lowinger, Scott Wilhelm, Bernd Riedl, Susan Kelley and Edward Huguenel (bottom, from left), along with Brian Schwartz and Christopher Carter (top, from left).
bayer corporate structure > please lift flap >

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft
(Registrant)

By:	/s/ ppa. Dr. Alexander Rosar

	Name: Title:	Dr. Alexander Rosar Head of Investor Relations

By:	/s/ Dr. Armin Buchmeier

	Name: Title:	Dr. Armin Buchmeier Senior Counsel
Date: March 9, 2006